As filed with the Securities and Exchange Commission on May 20, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
-----------------------------------

FORM 20-F/A
 (Amendment No. 3)

[X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the fiscal year ended _________________

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        Date of event requiring this shell company report _______________
        For the transition period from ____________ to ____________

Commission File No. 001-37632

-----------------------------------
PENINSULA ENERGY LIMITED
(Exact name of Registrant as specified in its charter)
-----------------------------------

N/A	AUSTRALIA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Unit 17, Level 2, 100 Railway Road
Subiaco, WA, 6008 Australia
(Address of principal executive offices)

David Coyne
Chief Financial Officer
+61 8 9380 9920 (telephone)
+61 8 9381 5064 (facsimile)
Unit 17, Level 2, 100 Railway Road
Subiaco, WA, 6008 Australia
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered or to be registered:
American Depository Shares each representing 20	NYSE MKT LLC
Ordinary Shares, no par value(1) Ordinary Shares, no par value(2)

(1) Evidenced by American Depositary Receipts

(2) Not for trading, but only in connection with the listing of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of May 20, 2016: 176,423,023 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ]       No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes [   ]       No [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [   ]       No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes [   ]       No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

Large accelerated filer [   ]                  Accelerated filer [   ]               Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP [   ]

International Financial Reporting Standards as issued by the International Accounting Standards Board  [X]

Other  [   ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[   ]  Item 17        [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes [   ]       No [   ]

2

i

ii

INTRODUCTION

We are an exploration stage uranium company with our primary assets being the Lance Projects in Wyoming, USA and the Karoo Projects in South Africa. Having completed construction and commissioning, in November 2015, we are currently extracting uranium from our flagship project, the Lance Projects, located in Wyoming, USA. We are in the exploration stage at our Karoo Projects in South Africa where we have confirmed significant uranium mineralization and are working towards preparing a feasibility study which we intend to complete by the end of 2016. We intend for the Karoo Projects to be our second uranium project providing us with potential optionality for greater exposure to increasing uranium prices in the future.

Our head office and registered office is located at Unit 17, Level 2, 100 Railway Road, Subiaco, Western Australia 6008. Our telephone number is +(61) 8 9380 9920 and facsimile number is +(61) 8 9381 5064.

On September 24, 2015, our shareholders voted to approve a reverse stock split (consolidation) of our issued and outstanding ordinary shares on the basis of one new ordinary share for every 40 shares held, which took effect on October 1, 2015. All references in this registration statement on Form 20-F to the number of ordinary shares, stock options, the market price of our ordinary shares and financial information are presented on that basis, unless otherwise indicated.

Our ordinary shares are publicly traded on the ASX under the symbol “PEN”.

We are filing this registration statement on Form 20-F in anticipation of the listing of our American Depositary Shares, or ADSs, each representing 20 of our ordinary shares, on the NYSE MKT LLC, or NYSE MKT, under the symbol “PENA”. The Bank of New York Mellon, acting as depositary, will register and deliver our ADSs.

We also maintain a web site at www.pel.net.au. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this registration statement on Form 20-F, and the reference to our website in this registration statement on Form 20-F is an inactive textual reference only.

ABOUT THIS REGISTRATION STATEMENT

All references in this registration statement on Form 20-F to:

  “the Company”, “Peninsula”, “we”, “us”, or “our” refer to Peninsula Energy Limited and the subsidiaries through which we conduct our business, unless otherwise indicated;

  “ADR” means the American depositary receipts evidencing the ADSs;

  “ADS” means the American depositary shares;

  “ASX” means the Australian Securities Exchange;

  “ISR” means in-situ mining recovery method;

  “Strata Energy” means Strata Energy, Inc., our wholly-owned subsidiary; and

  “U3O8” means uranium concentrate.

Unless otherwise indicated, all references to “$” or “A$” are to Australian dollars, and all references to “US$” are to United States dollars. Our reporting and functional currency is the Australian dollar. This registration statement on Form 20-F contains references to U.S. dollars where the underlying transaction or event was denominated in U.S. dollars. See “Exchange Rate Information”. Our financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, which differs in certain material respects from U.S. generally accepted accounting principles. See “Presentation of Financial Information”. This registration statement on Form 20-F contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements”. This registration statement on Form 20-F also includes statistical data, market data and other industry data and forecasts, which we obtained from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources. See “Industry and Market Data”.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

As a public company in Australia, we report estimates of “measured,” “indicated” and “inferred” mineral resources, which are terms that are recognized and required by the 2012 Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, or JORC, and also the ASX. These definitions differ from the definitions in Industry Guide 7, or Industry Guide 7, under the U.S. Securities Act of 1933, as amended, or the Securities Act.

In particular, Industry Guide 7 applies different standards in order to classify mineralization as a reserve. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Consequently, the terms “measured,” “indicated” and “inferred” mineral resources” are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned that public disclosure by us of such mineral resources in Australia in accordance with ASX listing rules do not form a part of this registration statement on Form 20-F.

Accordingly, information contained in this registration statement on Form 20-F may contain descriptions of the mineralization of our projects that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder, in particular Industry Guide 7. As such, under SEC Industry Guide 7 we are an exploration stage company as we don’t currently have any proven and probable reserves under Industry Guide 7 standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this registration statement on Form 20-F may be deemed to be “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this registration statement on Form 20-F include, but are not limited to, statements with respect to:

  risks related to our limited operating history;

  risks related to our ability to maintain commercial uranium extraction at our Lance Projects and achieve commercial uranium extraction at our Karoo Projects;

  risks related to our ability to access capital and the financial markets;

  risks related to our ability to manage growth;

  risks related to our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities;

  risks related to foreign exchange rates;

  risks related to acquisitions or other material transactions we may enter into;

  risks related to the probability that our properties contain reserves;

  risks related to higher than expected mining, construction and operating costs at our Lance Projects;

  risks related to the in-situ mining recovery process;

  risks related to our dependence on key management employees;

  risks related to our ability to attract and hire new personnel;

  risks related to the competitive nature of the uranium industry;

  risks related to the fluctuation of uranium prices;

  risks related to the volatility of uranium prices;

  risks related to the public acceptance of nuclear power;

  risks related to the limited market and customers for U3O8;

  risks related to the prices of competing sources of energy;

  risks related to licensing and environmental laws and regulations;

  risks related to our ability to acquire necessary mining licenses, permits or access rights;

  risks related to environmental liabilities and reclamation costs;

  risks related to the application of anti-corruption laws;

  risks related to deregulation of the electrical industry;

  risks related to the economic, cultural, regulatory and political environment in the countries and jurisdictions where we do business;

  risks related to litigation including our Source Material and By-product License;

  risks related to defects in title to our mineral properties;

  risks related to indigenous rights and title claims;

  risks related to insurance;

  risks related to potential conflicts of interest of our directors;

  risks related to stock price and trading volume volatility;

  risks relating to the development of an active trading market for the ADSs;

  risks related to ADR holders not having shareholder rights;

  risks related to ADR holders not receiving distributions;

  risks related to effecting service of process in the United States or enforcing judgments obtained in the United States;

  risks related to having a significant shareholder;

  risks related to liquidity;

  risks related to currency fluctuations;

  risks related to our status as a foreign private issuer;

  risks related to our status as an emerging growth company;

  risks related to internal financial controls;

  risks related to becoming publicly traded in the United States;

  risks related to not being considered a shareholder;

  risks related to having an ADR depository;

  risks related to potentially being considered a “passive foreign investment company” under U.S. federal income tax laws;

  risks related to our lack of dividends;

  risks related to analyst coverage;

  risks related to potential limitations on the transfer of ADRs;

  risks related to Australian takeover laws;

  risks related to Australian corporate law;

  risks related to securities regulations; and

  risks related to our securities.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as otherwise required by the securities laws of the United States and Australia, we disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. We qualify all the forward-looking statements contained in this registration statement on Form 20-F by the foregoing cautionary statements.

INDUSTRY AND MARKET DATA

This registration statement on Form 20-F includes information with respect to market and industry conditions and market share from third-party sources or based upon estimates using such sources when available. We believe that such information and estimates are reasonable and reliable. We also believe the information extracted from publications of third-party sources has been accurately reproduced. However, we have not independently verified any of the data from third-party sources. Similarly, our internal research is based upon our understanding of industry conditions, and such information has not been verified by any independent sources.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, the consolidated financial statements and related notes included in this registration statement on Form 20-F have been prepared in accordance with IFRS and interpretations issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States, or U.S. GAAP, and thus may not be comparable to financial statements of United States companies. As the SEC has adopted rules to accept financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP from foreign private issuers such as us, we will not be providing a description of the principal differences between U.S. GAAP and IFRS.

Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; e.g. fiscal 2015 refers to our fiscal year ended June 30, 2015.

EXCHANGE RATE INFORMATION

We are an Australian company that is headquartered in the Commonwealth of Australia. All of our revenues and losses are denominated in Australian dollars. The conversion of Australian dollars into U.S. dollars in this registration statement on Form 20-F is based on the rate published by the Reserve Bank of Australia on the date indicated.

The table below sets forth for the periods identified the number of U.S. dollars per Australian dollar as published by the Reserve Bank of Australia. We make no representation that any Australian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate, the rates stated below, or at all.

Fiscal Year Ended	High (US$)	Low (US$)
June 30, 2011	1.0939	0.8366
June 30, 2012	1.1055	0.9500
June 30, 2013	1.0593	0.9202
June 30, 2014	0.9672	0.8716
June 30, 2015	0.9458	0.7590

Six Months Ended
December 31, 2015	0.7713	0.6924

Quarter Ended
September 30, 2013	0.9496	0.8909
December 31, 2013	0.9672	0.8836
March 31, 2014	0.9270	0.8716
June 30, 2014	0.9439	0.9219
September 30, 2014	0.9458	0.8693
December 31, 2014	0.8883	0.8112
March 31, 2015	0.8244	0.7604
June 30, 2015	0.8122	0.7590
September 30, 2015	0.7713	0.6924
December 31, 2015	0.7332	0.7038
March 31, 2016	0.7657	0.6867

Month Ended
June 2015	0.7799	0.7649
July 2015	0.7713	0.7289
August 2015	0.7397	0.7114
September 2015	0.7209	0.6924
October 2015	0.7332	0.7038
November 2015	0.7265	0.7047
December 2015	0.7332	0.7134
January 2016	0.7223	0.6867
February 2016	0.7240	0.7015
March 2016	0.7657	0.7132
April 2016	0.7812	0.7535
May 1, 2016 - May 19, 2016	0.7607	0.7193

On May 19, 2016, the exchange rate published by the Reserve Bank of Australia for the conversion of Australian dollars into U.S. dollars was $1.00 = US$0.7193.

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.               Directors and Senior Management

The following table lists the current members of our board of directors and our executive officers. The address for our directors and officers is c/o Peninsula Energy Limited, Unit 17, Level 2, 100 Railway Road, Subiaco, Western Australia 6008.

Name	Position
John Simpson	Chief Executive Officer and Managing Director
John Harrison	Non-Executive Chairman
Warwick Grigor	Non-Executive Director
Mark Wheatley	Non-Executive Director
Richard Lockwood	Non-Executive Director
Evgenij Iorich	Non-Executive Director
Harrison Barker	Non-Executive Director
Ralph Knode	Chief Executive Officer – Strata Energy Inc.
David Coyne	Chief Financial Officer
Jonathan Whyte	Corporate Secretary

For further details, see “Directors, Senior Management and Employees.”

B.               Advisers

Our principal Australian legal advisers are Clayton Utz, located at 250 St. Georges Terrace, Perth Western Australia, 6000. Our principal United States legal advisors are Dorsey & Whitney LLP, located at 161 Bay Street, Brookfield Place, Suite 4310, Toronto, Ontario M5J 2S1.

C.               Auditors

BDO Audit (WA) Pty Ltd. served as our principal independent registered public accounting firm for the fiscal year ended June 30, 2015. The address of BDO Audit (WA) Pty Ltd. is 38 Station Street, Subiaco, Western Australia 6008. Somes Cooke served as our principal independent registered public accounting firm for the fiscal years ended June 30, 2014 and June 30, 2013.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.               Selected Financial Data

The following tables summarize consolidated financial data as at and for the past 5 fiscal years ended June 30, 2011 to June 30, 2015 prepared in accordance with International Financial Reporting Standards. The consolidated financial information in the tables below as at June 30, 2013, 2014 and 2015 and for the fiscal years then ended have been derived from our audited consolidated financial statements and related notes included in this registration statement on Form 20-F that have been audited by BDO Audit (WA) Pty Ltd. The consolidated financial information in the tables below as at June 30, 2012 and for June 30, 2011 have been derived from our unaudited financial statements which are not included in this registration statement on Form 20-F.

The summary consolidated financial data below should be read in conjunction with our consolidated financial statements beginning on page F-1 of this registration statement on Form 20-F and with the information appearing in the section of this registration statement on Form 20-F entitled “Operating and Financial Review and Prospects”. Our historical results do not necessarily indicate results expected for any future period.

In the current year, with a change in auditors to an accounting firm that is registered with the Public Company Accounting Oversight Board, and subsequent review of the accounting treatment of certain transactions and events in 2013 and 2014, it was determined that certain prior period transactions and events were not treated in compliance with certain accounting standards. This has resulted in a restatement of certain items in the consolidated financial statements for the fiscal years ended June 30, 2013 and 2014 as described in more detail within note 1 of the audited consolidated financial statements included in this registration statement on Form 20-F.

Unless otherwise indicated, all references to “$” are to Australian dollars, and all references to “US$” are to United States dollars.

Summary Financial Information
(In whole dollars except for per share amounts)

	Six Months Ended December 31,		Fiscal Year Ended June 30,
	2015	2014	2011	2012	2013	2014	2015
Consolidated Operating Data
Interest and Other Revenue	$52,814	$92,081	$831,524	$852,635	$386,653	$183,900	$232,844
General and administrative	(2,704,154)	(2,211,954)	(4,244,989)	(5,245,416)	(7,924,874)	(4,987,068)	(4,742,692)
Foreign exchange gain/(loss)	1,671,161	492,137	(190,685)	131,899	3,710	(48,107)	1,731,067
Other income (expense)	(1,042,014)	(621,319)	(3,614,165)	(2,881,263)	(7,373,956)	(1,667,051)	(2,566,434)
Operating loss	(2,022,193)	(2,249,055)	(7,218,315)	(7,142,145)	(14,908,467)	(6,518,326)	(5,345,215)
Net loss attributable to the company	(2,022,193)	(2,249,055)	(7,218,315)	(7,142,145)	(14,908,467)	(6,518,326)	(5,345,215)
Net loss per basic and diluted ordinary share (cents per ordinary share)	(1.17)	(2.56)	(0.39)	(0.33)	(0.53)	(0.21)	(0.11)

	Six Months Ended December 31,	As of June 30,
	2015	2011	2012	2013	2014	2015
Consolidated Balance Sheet Data
Cash and cash equivalents	$2,826,139	$26,723,024	$14,155,136	$5,184,760	$7,027,753	$32,644,734
Restricted cash and marketable securities	-	-	-	24,054,580	10,123,626	-
Working capital (deficit)	594,936	26,444,414	10,732,339	9,739,280	(3,760,030)	32,361,092
Net property and equipment	26,352,377	603,891	4,293,973	5,123,389	11,443,355	17,169,113
Total assets	195,694,311	72,147,660	81,994,941	117,398,288	121,292,279	185,245,498
Total liabilities	14,186,549	1,520,048	8,352,883	26,949,654	25,572,426	6,194,390
Deficit accumulated during the exploration stage	(60,147,297)	(24,764,271)	(31,906,416)	(46,426,883)	(52,945,208)	(58,125,104)
Total shareholders’ equity (deficit)	$179,740,466	$70,627,612	$73,642,058	$90,448,634	$94,069,366	$177,296,919

B.               Capitalization and Indebtedness

The following table sets forth our capitalization as of March 31, 2016. You should read this information together with our financial statements and the related notes and with “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this registration statement on Form 20-F.

	Actual	Actual
	($)	(US$)(1)

Cash and cash equivalents	$3,837,951	$2,937,261

Equity:
Contributed equity	209,855,478	160,606,594
Reserves	25,133,534	19,235,196
Accumulated losses	(59,195,457)	(45,303,467)
Non-controlling interest	1,432,348	1,096,205

Total equity	177,225,903	135,634,528

Total capitalization	$181,063,854	$138,571,789

(1) The amounts have been translated into U.S. dollars from Australian dollars based upon the exchange rate as published by the Reserve Bank of Australia as of March 31, 2016. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

C.               Reasons for the Offer and Use of Proceeds

Not applicable.

D.               Risk Factors

You should carefully consider the risks described below, together with all of the other information in this registration statement on Form 20-F. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of our ADSs could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. If any of these risks actually occurs, our business and financial condition could suffer and the price of our ADSs could decline.

Financial Risks

Our future performance is difficult to evaluate because we have a limited operating history.

We were incorporated in 1993 and we began to implement our current business strategy in the uranium industry in the beginning of 2005. We have not realized any revenues to date from the sale of uranium. Our operating cash flow needs have been financed primarily through issuances of our ordinary shares and not through cash flows derived from our operations. As a result, we have little historical financial and operating information available to help you evaluate our performance.

We are an exploration stage company and commenced uranium extraction at our first project in early December 2015 but there is no guarantee that any of our properties will result in the commercial extraction of mineral deposits.

We are engaged in the business of acquiring and exploring mineral properties with the intention of locating economic deposits of minerals. Our property interests are at the exploration stage. Accordingly, it is unlikely that we will realize profits in the short term, and there is no assurance that we will realize profits in the medium to long term. Any profitability in the future from our business will be dependent upon development of an economic deposit of minerals and further exploration and development of other economic deposits of minerals, each of which is subject to numerous risk factors. Further, there can be no assurance, even when an economic deposit of minerals is located, that any of our property interests can be commercially mined. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that our current exploration programs will result in profitable commercial mining operations. The profitability of our operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors. Additional expenditures are required to establish reserves which are sufficient to commercially mine and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to execute our business plan or pursue investments that we may rely on for future growth.

We rely on access to long-term capital markets as a source of liquidity for capital and operating requirements. Our existing cash reserves were sufficient to complete construction of the Stage 1 central processing plant and to enable the commencement of uranium extraction, however, we may require access to additional liquidity to enable the ramp up of uranium extraction  to rates planned for Stage 1 of the Lance Projects. Depending on our ability to generate income from our operations and our ability to repay or refinance our debt obligations, we may require further financing for current and future exploration and development. The source of future funds available to us is through the sale of uranium when operations commence, sale of additional equity capital or borrowing of funds. There is no assurance that we will be successful in commencing commercial uranium extraction, that our sales projections will be realized or that additional funding will be available to us on satisfactory terms, or at all.

In order to finance our future uranium extraction plans and working capital needs, we may have to raise funds through the issuance of additional equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our ordinary shares or our ADSs could be reduced. Any additional equity financing will dilute shareholdings, and new or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of our ordinary shares or our ADSs, the market price of our ADSs could be negatively impacted.

If we are unable to obtain additional financing, as needed, at competitive rates, our ability to implement our business plan and strategy may be affected, and we may be required to reduce the scope of our operations and scale back our exploration, development and uranium extraction programs as the case may be. There is, however, no guarantee that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position.

Certain market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. Such market disruptions could result from:

  adverse economic conditions;

  adverse general capital market conditions;

  poor performance and health of the uranium industry in general;

  bankruptcy or financial distress of unrelated uranium companies or marketers;

  significant decrease in the demand for uranium;

  adverse regulatory actions that affect our exploration and construction plans or the use of uranium generally; and

  terrorist attacks on our potential customers.

Our ability to manage growth will have an impact on our business, financial condition and results of operations.

Future growth may place strains on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on a number of factors, including:

  our ability to obtain leases or options on properties;

  our ability to identify and acquire new exploratory prospects;

  our ability to develop existing prospects;

  our ability to continue to retain and attract skilled personnel;

  our ability to maintain or enter into new relationships with project partners and independent contractors;

  the results of our exploration programs;

  the market price for uranium;

  our access to capital; and

  our ability to enter into term contracts or other offtake agreements.

We may not be successful in upgrading our technical, operational and administrative resources or increasing our internal resources sufficiently to provide certain of the services currently provided by third parties, and we may not be able to maintain or enter into new relationships with project partners and independent contractors on financially attractive terms, if at all. Our inability to achieve or manage growth may materially and adversely affect our business, results of operations and financial condition.

Our long-term success will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our mining activities.

Our long-term success, including the recoverability of the carrying values of our assets and our ability to acquire additional uranium projects and continue with exploration, development and commissioning and mining activities on our existing uranium projects, will depend ultimately on our ability to achieve and maintain profitability and to develop positive cash flow from our operations by establishing ore bodies that contain commercially recoverable uranium and to develop these into profitable mining activities. The economic viability of our future mining activities has many risks and uncertainties including, but not limited to:

  a significant, prolonged decrease in the market price of uranium;

  difficulty in marketing and/or selling U3O8;

  significantly higher than expected capital costs to construct the mine and/or processing plant;

  significantly higher than expected extraction costs;

  significantly lower than expected uranium extraction;

  significant delays, reductions or stoppages of uranium extraction activities; and

  the introduction of significantly more stringent regulatory laws and regulations.

Our future mining activities may change as a result of any one or more of these risks and uncertainties and there is no assurance that any ore body that we extract mineralized materials from will result in achieving and maintaining profitability and developing positive cash flow.

Fluctuations in currency exchange rates may adversely affect our financial position and results of operations.

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than Australian dollars, may significantly impact our financial position and results of operations. A major portion of our operating expenses and any uranium sales revenue are and will be incurred in U.S. dollars; however, we report in Australian dollars. In addition, the devaluation of the Australian dollar against the U.S. dollar could materially affect our results of operations and our financial condition.

We may enter into acquisitions or other material transactions at any time.

We are regularly engaged in a review of opportunities to acquire properties, to partner with other companies on projects or to acquire or merge with companies. We currently, and generally at any time, have such opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, technical, financial and other confidential information, submission of indications of interest and participation in discussions or negotiations for acquisitions. Any such acquisition could be material to us. We could issue ordinary shares or ADSs or incur additional indebtedness to fund our acquisitions. Issuances of equity securities may dilute existing shareholders. In addition, any such acquisition or other transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project or the jurisdictions in which the project is located or could subject us to unforeseen liabilities or other risks. We could enter into one or more acquisitions or other transactions at any time.

Risks Related to our Business Operational Risks

Because the probability of an individual prospect ever having reserves is not known, our properties may not contain any reserves, and any funds spent on exploration and development may be lost.

We are an exploration stage mining company as we have no reserves as defined by Industry Guide 7. There can be no assurance about the quantity and grade of mineralization until reserves are actually mined. Because the probability of an individual prospect ever having reserves is uncertain, our properties may not contain any reserves and, any funds spent on development and exploration may be lost. Until reserves are actually mined and processed, the quantity of reserves and grades must be considered as estimates only. We do not know with certainty that economically recoverable uranium exists on any of our properties. In addition, the quantity of reserves may vary depending on commodity prices. Any material change in the quantity of reserves, grade or stripping ratio may affect the economic viability of our properties. Further, our lack of established reserves means that we are uncertain as to our ability to generate revenue from our operations. We will continue to attempt to acquire the surface and mineral rights on lands that we think are geologically favorable or where we have historical information in our possession that indicates uranium mineralization might be present.

For the Lance Projects, the uranium mineralization is located in host sandstones that have demonstrated positive uranium recovery from test-work. Furthermore, geological modelling of the extensive down-hole geophysical data has accurately defined the impermeable shale and mudstone horizons that form the confining horizons to the mineralized sandstones. However, there can be no guarantee that the aggregate uranium mineralization will necessarily be commercially extracted in the aggregate quantities we have planned.

In general, the exploration and, if warranted, development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. Our uranium properties are at both the mining and exploration stage and it is impossible to ensure that the current or proposed exploration programs on properties in which we have an interest will result in the delineation of mineral reserves or in profitable commercial operations. Our operations are subject to the hazards and risks normally encountered in the mining, exploration and development of uranium, including unusual and unexpected geology formations, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other extraction facilities, damage to life or property, environmental damage and possible legal liability. The nature of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our future earnings and competitive position and, potentially our financial viability.

We face risks related to mining, exploration and mine construction, if warranted, on our properties.

Our level of profitability, if any, in future years will depend to a great degree on uranium prices and whether any of our mining properties produce uranium at forecast rates and whether any exploration stage properties can be brought into production. The mining, exploration and development of mineral deposits involves significant risks. It is impossible to ensure that the current and future exploration programs and/or feasibility studies on our existing properties will establish reserves. Whether a uranium ore body will be commercially viable depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; uranium prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; labor costs and possible labor strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving an adequate return on invested capital.

We are subject to the risks normally encountered in the mining industry, such as:

  the discovery of unusual or unexpected geological formations;

  accidental fires, floods, earthquakes, volcanic eruptions, and other natural disasters;

  unplanned power outages and water shortages;

  controlling water and other similar mining hazards;

  operating labor disruptions and labor disputes;

  the ability to obtain suitable or adequate machinery, equipment, or labor;

  our liability for pollution or other hazards; and

  other known and unknown risks involved in the conduct of exploration, the operation of mines and the market for uranium.

In addition, our operations may also be affected by the success of the wellfield operation and extraction of uranium from the targeted host rock at the Lance Projects. A potential problem is unknown or changing geochemical conditions resulting in uranium recovery rates from the mineralized zones being significantly different from previous bench-scale tests. Another risk is reduced hydraulic conductivity in the formation due to chemical precipitation or lower hydraulic conductivities than estimated, high flare and/or recovery of significant amounts of groundwater, the need for additional injection wells to increase uranium recovery rates, variability in the uranium concentration in the host rock and discontinuity of the mineralized zone confining layers. If any such risks were to materialize it may negatively affect our results of operations and our financial condition.

We are extracting uranium from one of our properties using the in-situ recovery mining process which may not be successful.

We are extracting uranium from one of our properties (Lance Projects, Wyoming USA) using in-situ recovery mining, which is suitable for extraction of certain types of uranium deposits.

Our in-situ recovery operations may be affected by various factors, including, failure to achieve predicted grades in exploration and mining; operational and technical difficulties encountered in mining; difficulties in constructing, commissioning, and operating plant and equipment; mechanical failure or plant breakdown; unanticipated metallurgical problems which may affect extraction costs; adverse weather conditions; industrial and environmental accidents; industrial disputes; and unexpected shortages or increases in the costs of consumables, spare parts, plant and equipment.

While we have conducted numerous bench tests during 2009 through 2013 to support our decision to develop the Lance Projects, no assurances can be given that we will achieve our commercial targets or that our predicted uranium extraction rates will be realized following the commencement of mining which began in early December 2015.

We are dependent upon key management employees.

The responsibility of overseeing the day-to-day operations and the strategic management of our business depends substantially on our senior management and our key personnel, in particular the Strata Energy management team at the Lance Projects in Wyoming. Loss of such personnel may have an adverse effect on our performance. The success of our operations will depend upon numerous factors, many of which are beyond our control, including our ability to attract and retain additional key personnel in sales, marketing, technical support and finance. We currently depend upon on a relatively small number of key persons to seek out and form strategic alliances and find and retain additional employees. Certain areas in which we operate are highly competitive regions and competition for qualified personnel is intense. We may be unable to hire suitable field personnel for our technical team or there may be periods of time where a particular position remains vacant while a suitable replacement is identified and appointed. We may not be successful in attracting and retaining the personnel required to grow and operate our business profitably.

Our growth will require new personnel, which we will be required to recruit, hire, train and retain.

While members of our management team possess significant experience and have previously carried out or been exposed to exploration and production activities both within and outside the uranium industry, we have limited operating history with respect to uranium projects. Our ability to achieve our objectives depends on the ability of our directors, officers and management to implement current plans and respond to any unforeseen circumstances that require changes to those plans.

The execution of our plan to continue exploration and expansion of our extraction operations will continue to place demands on us and our management. Our ability to recruit and assimilate new personnel will be critical to our performance. We will be required to recruit additional personnel and to train, motivate and manage employees without assurance of success.

Industry Risks

The uranium industry is highly competitive and we cannot guarantee that we will achieve commercial production from our exploration and development efforts.

The uranium industry is highly competitive. Our activities are directed towards the search, exploration and development of uranium deposits. There is no certainty that the expenditures to be made by us will result in the production or discoveries of commercial quantities of uranium deposits. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. We will compete with other interests, many of which have greater financial resources than we will have, for the opportunity to participate in promising projects. Such competition may have better access to potential uranium resources, more developed infrastructure, more available capital, have better access to necessary financing, and more knowledgeable and available employees than us. We may encounter competition in acquiring uranium properties, hiring mining professionals, obtaining mining resources, such as manpower, drill rigs, and other mining equipment. Such competitors could outbid us for potential projects or produce minerals at lower costs. Increased competition could also affect our ability to attract necessary capital funding or acquire suitable properties or prospects for uranium exploration or production in the future. Significant capital investment is required to achieve commercial production from successful exploration and development efforts.

Our future uranium production will also compete with the sale of uranium inventory held by the United States Department of Energy. In addition, there are numerous entities in the market that compete with us for properties and are attempting to become licensed to operate ISR and/or underground mining facilities. If we are unable to successfully compete for properties, capital, customers or employees or with alternative uranium sources, it could have a materially adverse effect on our results of operations.

Our future profitability will be dependent on uranium prices.

Unlike other commodities, uranium does not trade on an open market. Contracts are negotiated privately by buyers and sellers. Changes in the price of uranium can have a significant impact on the economic performance of our projects.

The marketability of uranium and acceptance of uranium mining is subject to numerous factors beyond our control. Since our revenues are expected to be derived from the sale of uranium, our net earnings, if any, can be affected by the long-term and short-term market price of U3O8. The price of uranium may experience volatile and significant price movements over short periods of time. The price of uranium has been and will continue to be affected by numerous factors beyond our control. Factors known to affect the market and the price of uranium include:

  demand for nuclear power;

  political and economic conditions in uranium mining, producing and consuming countries;

  production costs incurred by uranium mining companies;

  uranium supply from secondary sources;

  interest rates, inflation and currency exchange fluctuations;

  government regulations;

  availability of financing for nuclear plants, reprocessing of spent fuel and the re-enrichment of depleted uranium tails or waste;

  sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants;

  production levels and costs of production in certain geographical areas such as Russia, Africa, and Australia; and

  changes in public acceptance of nuclear power generation as a result of any future accidents or terrorism at nuclear facilities.

Although the New York Mercantile Exchange provides financially-settled uranium futures contracts where the size of each contract is 250 pounds of uranium as U3O8, uranium is not traded on any open market or organized commodity exchange such as the London Metal Exchange. Typically, buyers and sellers negotiate contracts privately and usually directly among themselves. Uranium prices, both spot prices and long-term prices, are reported on a weekly basis by two independent market consulting firms, TradeTech and Ux Consulting, or UxC. The prices reported by these two independent consulting firms are based on information that they obtain from buyers and sellers.

Spot prices represent prices for a one-off delivery, usually made within 6 to 12 months from the date of contract. Term prices represent the base price in long-term contracts that usually reflect multiple deliveries over periods of between 5 and 10 years. According to the U.S. Energy Information Administration and the European Union EurAtom Supply Agency, the bulk of U3O8 delivered to respective nuclear power generating utilities each year in the U.S. and European Union is made under long-term contracts.

Spot prices for U3O8 were at $20.75 per pound U3O8 in December 2004, and then increased to $36.25 per pound in December 2005 and $72.00 per pound in December 2006. During 2007 the spot price reached a high of $136.00 per pound. The spot price of U3O8 was $90.00 per pound in December 2007. The spot price declined during 2008, reaching a low of $45.00 per pound in October. In 2009, the spot price of U3O8 had a high of $52.00 and a low of $42.00. In 2010, the spot price had a high of $62.50 and a low of $40.75. In 2011, the spot price had a high of $73.00 and a low of $49.00. In 2012, the spot price had a high of $52.00 and a low of $42.00. In 2013, the spot price reached a high of $44.00 and a low of $34.50. In 2014, the spot price had a high of $40.00 and a low of $28.25. The spot price at the end of December 2015 was $34.25.

Term prices for U3O8 were at $25.00 per pound U3O8 in December 2004, and then increased to $36.25per pound in December 2005 and $75.00 per pound in December 2006. During 2007 the term price reached a high of $95.00 per pound. The term price of U3O8 was $95.00 per pound in December 2007. The term price declined during 2008, reaching a low of $70.00 per pound in October. In 2009, the term price of U3O8 had a high of $70.00 and a low of $62.00. In 2010, the term price had a high of $65.00 and a low of $58.00. In 2011, the term price had a high of $73.00 and a low of $63.00. In 2012, the term price had a high of $61.50 and a low of $56.00. In 2013, the term price reached a high of $57.00 and a low of $50.00. In 2014, the term price had a high of $50.00 and a low of $44.00. The term price at the end of December 2015 was $44.00.

Other than for uranium already committed under contract at agreed prices, no assurance can be given on the accuracy of future prices used in the derivation of our ability to generate positive cash flow from our planned future operations.

Uranium prices are subject to volatility and there can be no assurance that our marketing strategy will protect us against uranium price volatility.

Our marketing strategy is to sell the majority of our extracted uranium  under long-term contracts that we negotiate directly with nuclear power generating utilities. The entering into of long-term contracts is intended to protect us from the fluctuations of the price of uranium, deliver predictable revenue and minimize the effect of declines in uranium prices on results of operations for a period of time. These long-term contracts are typically entered into at a fixed base price subject to periodic price escalation over the term of the contract. Although such activities may protect us against low uranium prices, there is no guarantee that we will be able to sell all of our extracted uranium under long-term contracts. Long-term contracts may also limit the price that can be realized in the future on extracted uranium  that is committed to be delivered under long-term contracts as we may not have uranium available to sell during times where the market price of uranium exceeds the uranium price in long-term contracts that we have entered into, including the four long-term contracts that we have already entered. See “Information on the Company – Business Overview – Delivery Commitments”.

Public acceptance of nuclear energy is uncertain and can affect the level of regulation, the demand for uranium and uranium prices.

Maintaining the demand for uranium at current levels and achieving any growth in demand in the future will depend on society’s acceptance of nuclear technology as a means of generating electricity.

Although the safety record of nuclear reactors has generally been very good, there have been accidents and other unforeseen problems in the former USSR, the United States, Japan and in other countries. The consequences of a major incident can be severe and include loss of life, property damage and environmental damage. An accident or other significant event at a nuclear plant could result in increased regulation, less public support for nuclear energy, lower demand for uranium and lower uranium prices. This could have a material and adverse effect on our own earnings, cash flows, financial condition, results of operations or prospects.

On March 11, 2011, a significant earthquake struck the northeast coast of Japan, producing a tsunami and causing massive damage and destruction along the Pacific coastline of Japan. This included damage to the Fukushima-Daiichi nuclear power plant, located in the town of Okuma, about 130 miles north of Tokyo. The plant suffered a series of power and equipment failures affecting the cooling water systems and released radioactive material into the environment. The incident at the Fukushima-Daiichi nuclear power plant has called into question public confidence in nuclear energy in Japan and elsewhere around the world. This had an immediate and sustained negative impact on uranium prices and the share price of companies involved in the uranium industry.

Prior to the events of March 11, 2011, Japan had 55 nuclear reactors, which represented 10.3% of global nuclear generating capacity. Japan subsequently ceased operations of all nuclear reactors in 2013 to enable review of safety systems at all reactor sites. As of November 9, 2016, Japan has restarted operations at three of the reactors following a demonstration that these reactors are able to meet new safety standards that were developed by Japan’s newly established Nuclear Regulatory Authority. Additional nuclear reactors in Japan may be restarted but will be dependent on the ability of each individual reactor to meet the new safety standards.

Germany has decided to revert to its previous phase out policy, shutting down eight of its reactors and plans to shut down the remaining nine reactors by 2022.

Lack of public acceptance of nuclear technology would have an adverse effect on the demand for nuclear power and potentially increase the regulation of the nuclear power industry. We may be impacted by changes in regulation and public perception of the safety of nuclear power plants, which could adversely affect the construction of new plants, the re-licensing of existing plants, the demand for uranium and the future prospects for nuclear generation. These events could have a material adverse effect on our own earnings, cash flows, financial condition, results of operations or prospects.

The only significant market for uranium is nuclear power plants world-wide, and there are a limited number of customers.

Our main business relates to the exploration, development, extraction and sale of U3O8. We rely heavily on a small number of customers to purchase a significant portion of our U3O8. We are dependent on a limited number of electric utilities that buy uranium for nuclear power plants. Because of the limited market for uranium, a reduction in purchases of newly produced uranium by electric utilities for any reason (such as plant closings) would adversely affect the viability of our business. We have in place existing contracts for the delivery of approximately 3.9 million pounds of U3O8  with a weighted average price of $59.00 per pound for 2.1 million pounds of deliveries made in the 5-year period between 2016 and 2020. The current spot price as of December 2015 for U3O8  is approximately $34.25 per pound and the current term price for U3O8  is approximately $44.00 per pound. Our existing contracts are all with major United States nuclear power generating utilities and we believe the risk of any of these parties defaulting on any agreement is very low as a default by a major nuclear power generating utility would be highly atypical within the industry.

The price of alternative energy sources affects the demand for and price of uranium.

Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. The attractiveness of uranium as an alternative fuel to generate electricity may be dependent on the relative prices of oil, gas, coal and hydro-electricity and the possibility of developing other low-cost sources of energy. If the prices of alternative energy sources decrease or new low-cost alternative energy sources are developed, the demand for uranium could decrease, which may result in a decrease in the price of uranium.

Regulatory Risks

Proposed rule changes by the United States Environmental Protection Agency could adversely affect the feasibility of conducting our planned operations and our financial performance.

In January 2015, the United States Environmental Protection Agency, or US EPA, issued proposed revisions to regulations promulgated in 40 Code of Federal Regulations, or CFR, Part 192 under the Uranium Mill Tailings Radiation Control Act of 1978. The proposed rule would revise the US EPA’s regulations for in-situ recovery that produce uranium by injecting and extracting a solution that dissolves the uranium from the porous minerals in which it is found. In-situ uranium production represents an increasing share of uranium production and poses special groundwater protection challenges compared with conventional uranium production because, according to the US EPA, it solubilizes and mobilizes uranium and other constituents and changes the geochemistry within the aquifer containing the uranium deposit. If geochemistry and groundwater conditions are not restored after in-situ operations cease or the restoration is not stable over time, the groundwater in aquifers surrounding the wellfield may become contaminated with uranium and other constituents. Part 192.53 of the proposed rule would require in-situ uranium mine operators to implement a groundwater monitoring program that will: (i) establish pre-mining water quality; (ii) monitor during mine unit operations to detect groundwater impacts; (iii) monitor the progress of groundwater restoration after the mine unit is no longer operating; (iv) monitor aquifer conditions after restoration and during the stabilization process; and (v) provide for long-term monitoring of groundwater conditions (the US EPA has proposed 30 years) after stabilization. In addition, the rules would require mine operators to maintain the necessary facilities to resume restoration activities during the entire long-term monitoring period should groundwater conditions deteriorate. The effect of this proposed rule change, if implemented, would significantly increase annual compliance costs and our closure costs incurred by us.

The passage of the proposed rule change would adversely affect the feasibility of conducting our planned operations and our financial performance. We, along with other uranium in-situ mining companies in the United States, have made submissions to the US EPA strenuously arguing that the proposed rule should not be implemented; however, there can be no assurance that our submissions will be successful in preventing the proposed rule change from being passed. See “Business Overview – Environmental Regulation –Proposed Rule Change to UMTRCA”.

Our operations are subject to licensing and environmental regulation and risks in the United States and South Africa.

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental quality requirements and reclamation laws imposed by federal, state and local governmental authorities may require significant capital outlays, materially affect the economics of a given property, cause material changes or delays in our intended activities, and expose us to litigation. These authorities may require us to prepare and present data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. The requirements imposed by any such authorities may be costly, time consuming, and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs and delays, interruptions, or a termination of operations. We cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on our operations. Historic mining activities have occurred on certain of our properties. If such historic activities have resulted in releases or threatened releases of regulated substances to the environment, potential for liability may exist under federal or state remediation statutes.

While exploration and mining for uranium is currently permitted in the United States and South Africa there can be no guarantee that it will continue to be permitted in the future.

The uranium industry is subject not only to the worker health and safety, license and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of exploration and in-situ recovery mining sites, and other environmental matters, each of which could have a material adverse effect on the costs or the viability of a particular project. We cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation, generally, is toward stricter standards and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect our results of operations and business, or may cause material changes or delays in our intended activities.

Our operations may require additional analysis in the future including environmental and social impact and other related studies. Certain activities require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. There can be no assurance that we will be able to obtain or maintain all necessary permits that may be required to continue operations or exploration of properties or, if feasible, to commence construction and operation of mining facilities at such properties at economically justifiable costs.

We are subject to complex federal, state, local and other laws, controls and regulations that could adversely affect the cost, manner and feasibility of conducting our planned operations.

Our operations require licenses and permits from various governmental authorities. We believe we hold or are in the process of obtaining all necessary licenses and permits to carry on the activities which we are currently conducting under applicable laws and regulations. However, such licenses and permits are subject to changes in regulations and in various operating circumstances. There can be no guarantee that we will be able to obtain all necessary licenses and permits that may be required to maintain our exploration and mining activities including constructing mines and commencing operations of any of our properties.

We believe that we hold the necessary licenses and permits to construct our processing facilities and produce up to 3.0 million pounds U3O8 per annum from the Lance Projects. As we progressively deplete wellfields over time, we may require license and permit amendments to expand the area that we can extract uranium from and maintain our rates of uranium extraction. In addition, when we proceed to production on any property, we must obtain and comply with permits and licenses which contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that all necessary authorizations, licenses, permits and consents will be granted to us, or that authorizations, licenses, permits and consents already granted will not be withdrawn or made subject to limitations.

Our business is also subject to various federal, state and local laws governing prospecting and development, taxes, labor standards and occupational health, mine safety, toxic substances, environmental protection and other matters. Exploration and development are also subject to various federal, state and local laws and regulations relating to the protection of the environment. These laws impose high standards on the mining industry to monitor the discharge of waste water and report the results of such monitoring to regulatory authorities, to reduce or eliminate certain effects on or into land, water or air, to progressively rehabilitate mine properties, to manage hazardous wastes and materials and to reduce the risk of worker accidents. A violation of these laws may result in the imposition of substantial fines and other penalties. There can be no assurance that we will be able to meet all the regulatory requirements in a timely manner or without significant expense or that the regulatory requirements will not change to prohibit us from proceeding with certain exploration and development.

Members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the United States Mining Law of 1872, as amended. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop mineralized material on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.

Restoration and reclamation costs for environmental liabilities may exceed the provisions we have made.

Environmental regulators are demanding more and more financial assurances so that the parties involved, and not the government, bear the cost of decommissioning and reclaiming sites. Natural resource companies are required to close their operations and rehabilitate the lands in accordance with a variety of environmental laws and regulations. Estimates of the total ultimate restoration and reclamation costs for uranium operations are significant and based principally on current legal and regulatory requirements and closure plans that may change materially. Any underestimated or unanticipated restoration and reclamation costs could materially affect our financial position, results of operations and cash flows. Environmental liabilities are accrued when they become known, are probable and can be reasonably estimated. Whenever a previously unrecognized restoration, reclamation or decommissioning liability becomes known, or a previously estimated restoration, reclamation or decommissioning cost is increased, the amount of that liability and additional cost will be recorded at that time and could materially reduce our consolidated net income in the related period.

The laws and regulations governing restoration and reclamation in a particular jurisdiction are subject to review at any time and may be amended to impose additional requirements and conditions which may cause our provisions for environmental liabilities to be underestimated and could materially affect our financial position or results of operations.

Our operations are subject to anti-corruption laws, including Australian bribery laws, and they will be subject to U.S. Foreign Corrupt Practices Act of 1977 as well as other anti-corruption laws that apply in countries where we do business.

Anti-corruption laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under these anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws or other laws including trade related laws. If we are not in compliance with these laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of these laws by respective government bodies could also have an adverse impact on our reputation, our business, results of operations and financial condition.

Deregulation of the electrical utility industry will have uncertain effects in the future on our business and the industry worldwide.

Our future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the United States, Japan and Europe, is expected to affect the market for nuclear and other fuels for years to come, and may result in a wide range of outcomes including the expansion or the premature shutdown of nuclear reactors. Deregulation has resulted in utilities improving the performance of their reactors to record capacity, but there is no assurance this trend will continue. Deregulation can have a material and adverse effect on our future earnings, cash flows, financial condition and results of operations.

Political Risks

We do business in countries and jurisdictions outside of the United States where different economic, cultural, regulatory and political environments could adversely impact our business, results of operations and financial condition.

We do business in countries and jurisdictions outside of the United States, including the developing world. Doing business in these countries poses risks because they have different economic, cultural, regulatory and political environments. Future economic and political conditions could also cause the governments of these countries to change their policies on foreign investments, development and ownership of mineral reserves, or impose other restrictions, limitations or requirements that we may not foresee today.

Risks related to doing business in a foreign country can include:

  uncertain legal, political and economic environments;

  strong governmental control and regulation;

  lack of independent judiciary;

  war, terrorism and civil disturbances;

  crime, corruption, making improper payments or providing benefits that may violate Australian or United States law or laws relating to foreign corrupt practices;

  unexpected changes in governments and regulatory officials;

  uncertainty or disputes as to the authority of regulatory officials;

  changes in a country’s laws or policies, including those related to mineral tenure, mining, imports, exports, tax, duties and currency;

  cancellation or renegotiation of permits or contracts;

  royalty and tax increases or other claims by government entities, including retroactive claims;

  expropriation and nationalization;

  delays in obtaining the necessary permits or the inability to obtain or maintain them;

  currency fluctuations;

  high inflation;

  joint venture partners falling out of political favor;

  restrictions on local operating companies selling their production offshore, and holding U.S. dollars or other foreign currencies in offshore bank accounts;

  import and export regulations, including restrictions on the export of uranium;

  limitations on the repatriation of earnings; and

  increased financing costs.

If one of more of these risks occur, it could have a material and adverse effect on our earnings, cash flows, financial condition, results of operations or prospects. We also risk being at a competitive disadvantage to companies from countries that are not subject to Australian or United States law or laws relating to foreign corrupt practices. We enter into joint venture arrangements with local partners from time to time to mitigate political risk. There is no assurance that these joint ventures will mitigate our political risk in a foreign jurisdiction.

We assess the political risk associated with each of our foreign investments, but we do not currently have political risk insurance. From time to time, we assess the costs and benefits of maintaining this insurance and may decide to buy this coverage in the future.

Legal and Other Risks

Our Source Material and By-product License have been challenged and a ruling against us may adversely affect our business, financial condition, liquidity and the market price of our ADSs.

Two interest groups in the United States, the Natural Resources Defense Council and the Powder River Basin Resource Council (together, the Intervenors), have challenged certain aspects of the final Supplemental Environmental Impact Statement, or SEIS, that forms part of the basis for the Source Material and By-product License, or SML, issued to Strata Energy. The SML was issued by the United States Nuclear Regulatory Commission on April 24, 2014 in accordance with the United States Atomic Energy Act and allows us to construct and operate our ISR uranium project in Wyoming.

Contentions raised by the Intervenors were heard by the United States Atomic Safety and Licensing Board, or ASLB, between September 28, 2014 and October 1, 2014. The issues under consideration were whether the United States Nuclear Regulatory Commission staff’s final SEIS; (i) fails to characterize adequately baseline or pre-mining groundwater quality and fails to establish that groundwater samples were collected in a scientifically-defensible manner; (ii) failed to analyze the environmental impacts if the applicant is unable to restore groundwater to applicable groundwater quality standards; and (iii) inadequately assesses the likelihood of impacts of fluid migration to adjacent groundwater because of unplugged exploratory bore holes and insufficient information provided by six Strata Energy monitor well clusters and 24-hour pump tests at four of these clusters.

Both we and staff members from the United States Nuclear Regulatory Commission contended that the final SEIS meets the relevant provisions of the United States National Environmental Policy Act, United States Nuclear Regulatory Commission regulations in 10 CFR Part 40, and the guidelines that United States Nuclear Regulatory Commission has established for uranium ISR mining in the United States.

In January 2015, a three-judge panel of the ASLB concluded that each of the three admitted contentions submitted by the Intervenors were without merit and the proceeding was terminated in favor of Strata Energy and the United States Nuclear Regulatory Commission staff, with one limited exception. In February 2015, the Intervenors appealed the ASLB decision to the four-member United States Nuclear Regulatory Commission. In June 2015, the United States Nuclear Regulatory Commission extended its time for review of the Intervenors appeal.

Given that the Intervenors’ appeal is primarily based on challenges to ASLB factual findings and evaluation of expert testimony, existing United States Nuclear Regulatory Commission legal precedent on standard of review requires that significant deference be accorded to the ASLB’s factual findings. Since Strata Energy and the United States Nuclear Regulatory Commission staff prevailed on these factual findings, we believe that there is a high probability of success for Strata Energy and the United States Nuclear Regulatory Commission staff, however, we give no assurances that this will be the case nor that the Intervenors will not seek additional review in the federal United States Court of Appeal.

The Intervenors did not to seek a stay or injunction to halt the construction and operation of our ISR uranium project and their right to request a stay has lapsed. Only the unlikely revocation of the SEIS forming part of our SML by the United States Nuclear Regulatory Commission could prevent the continuation of extraction. If the United States Nuclear Regulatory Commission revokes our SEIS, or modifies any conditions of our SML, we have the right to appeal the decision and continue uranium extraction as planned until such appeal has been conclusively determined. However, no assurance can be given that an unfavorable decision by the United States Nuclear Regulatory Commission would not adversely affect our business and financial position.

Our mineral properties may be subject to defects in title.

The ownership and validity or title of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Although we have obtained title opinions with respect to certain of our properties and have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to any of our properties will not be challenged or impugned. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. We may incur significant costs related to defending the title to our properties. A successful claim contesting our title to a property may cause us to compensate other persons or perhaps reduce our interest in the affected property or lose our rights to explore and, if warranted, develop that property. This could result in us not being compensated for our prior expenditures relating to the property. Also, in any such case, the investigation and resolution of title issues would divert our management’s time from ongoing exploration and, if warranted, development programs. Any impairment or defect in title could have a negative impact on us.

Third parties, including certain indigenous groups, may have valid claims underlying portions of our interests.

Interests in tenements in the United States and South Africa are governed by the respective State and Federal legislation and are evidenced by the granting of licenses and leases. In the United States, mineral and access rights are held by us; with surface ownership comprised of deeded agreements with private landowners, the State of Wyoming and federal lands managed by the United States Department of Interior Bureau of Land Management. Generally, our mineral properties in the United States consist of private mineral rights, leases covering state and private lands, leases of patented mining claims, and unpatented mining claims. Many of our mining properties in the United States are unpatented mining claims to which we have only possessory title.

In South Africa each license or lease is for a specific term and carries with it certain expenditure and reporting commitments, as well as other conditions requiring compliance. Consequently, we could lose title to, or its interest in, the mining tenements located in South Africa if license conditions are not met or if insufficient funds are available to meet expenditure requirements.

All of the mining tenements in South Africa in which we may earn an interest will be subject to applications for renewal. The renewal of the term of each mining tenement is at the discretion of the relevant minister for mining and industry. If a mining tenement is not renewed, we may suffer significant damage through the loss of the opportunity to develop and discover any mineral reserves on the mining tenements, which may negatively affect our results of operations and our financial condition.

Indigenous rights, title claims and consultation may impact our right to access some of our mining tenements.

Managing indigenous rights, title claims and consultation is an integral part of our exploration, development and mining activities, and we are committed to managing them effectively. On April 24, 2014, the Programmatic Agreement for consultations under Section 106 of the National Historic Preservation Act was signed by the United States Nuclear Regulatory Commission, the United States Bureau of Land Management, the Advisory Council on Historic Preservation, the Wyoming State Historic Preservation Officer and Strata Energy. Section 106 consultations are a process designed to ensure that vested historical and cultural stakeholders are engaged in the development of protocols that are designed to protect sites of historical and cultural significance that may reside within a project area. The process involved regular consultation with relevant Native American Tribes. There is no assurance, however, that we will not face material adverse consequences because of the legal and factual uncertainties inherent with indigenous rights, title claims and consultation.

Lawsuits may be filed against us and an adverse ruling in any such lawsuit may adversely affect our business, financial condition, liquidity and the market price of our ADSs.

In the normal course of our business, we may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to personal injuries, property damage, property taxes, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition and results of operations. Even if we prevail in any such legal proceeding, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition.

We may not be insured to cover all potential risks.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or uranium extraction facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

We currently carry insurance coverage for builders all risk, general liability, directors’ and officers’ liability and other matters. We intend to carry insurance to protect against certain risks in such amounts as we consider adequate. The nature of the risks we face in the conduct of our operations is such that liabilities could exceed policy limits in any insurance policy or could be excluded from coverage under an insurance policy. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our business and financial position.

Our directors may be in a position of conflict of interest.

Some of our directors and officers (Mr. Lockwood, Mr. Simpson, Mr. Grigor, Mr. Wheatley, Mr. Harrison, Mr. Iorich and Mr. Whyte) currently also serve as directors and officers of other companies involved in natural resource exploration, development and production, and any of our directors may in the future serve in such positions. As at the date of this registration statement on Form 20-F, none of our directors or officers serves as an officer or director of a uranium exploration, development or producing company nor possesses a conflict of interests with our business. However, there exists the possibility that our directors may in the future be in a position of conflict of interest. Any decision made by such directors involving us will be made in accordance with their duties and obligations to deal fairly and in good faith with us and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a material interest.

Risks Related to an Investment in our ADSs

The market price and trading volume of the ADSs may be volatile and may be affected by economic conditions beyond our control.

The market price of the ADSs may be highly volatile and subject to wide fluctuations. In addition, the trading volume of the ADSs may fluctuate and cause significant price variations to occur. If the market price of the ADSs declines significantly, you may be unable to resell your ADSs at or above the purchase price, if at all. We cannot assure you that the market price of the ADSs will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of the ADSs or result in fluctuations in their price and trading volume include:

  actual or expected fluctuations in our operating results;

  actual or expected changes in our growth rates or our competitors’ growth rates;

  changes in the market price of uranium;

  changes in the demand for uranium;

  high extraction costs;

  accidents;

  changes in market valuations of similar companies;

  additions to or departures of our key personnel;

  actual or anticipated fluctuations in our quarterly operating results or those of our competitors;

  publication of research reports by securities analysts about us or our competitors in the industry;

  our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

  fluctuations of exchange rates between the U.S. dollar and the Australian dollar;

  changes or proposed changes in laws and regulations affecting the uranium industry;

  changes in trading volume of ADSs on the NYSE MKT and of our ordinary shares on the ASX;

  sales or perceived potential sales of the ADSs or ordinary shares by us, our directors, senior management or our shareholders in the future;

  short selling or other market manipulation activities;

  announcement or expectation of additional financing efforts;

  terrorist acts, acts of war or periods of widespread civil unrest;

  natural disasters and other calamities;

  litigation involving our Company, including: shareholder litigation, investigations or audits by regulators into the operations of our Company; or proceedings initiated by our competitors or clients;

  strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

  the passage of legislation or other regulatory developments affecting us or our industry;

  fluctuations in the valuation of companies perceived by investors to be comparable to us;

  conditions in the uranium mining industry in general; and

  conditions in the U.S. or Australian financial markets or changes in general economic conditions.

An active trading market for the ADSs may not develop and the trading price for our ordinary shares may fluctuate significantly.

Currently, there is no public market in the United States for the ADSs. However, in connection with the filing of this registration statement on Form 20-F we intend to apply for a listing of the ADSs on the NYSE MKT. If an active public market in the United States for the ADSs does not develop the market price and liquidity of the ADSs may be adversely affected. While we intend to apply for a listing of the ADSs on the NYSE MKT, a liquid public market in the United States for the ADSs may not develop or be sustained should the ADSs be approved for listing on the NYSE MKT, which means you may experience a decrease in the value of your ADSs regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

Our ADR holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, executes and delivers our ADRs, on our behalf. Each ADR is a certificate evidencing a specific number of ADSs. Our ADR holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of our ordinary shares underlying our ADRs. Holders of our ADRs will have ADR holder rights. A deposit agreement among us, the depositary, our ADR holders, and the beneficial owners of ADRs, sets out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. For a description of ADR holder rights, see “Description of Securities Other Than Equity Securities - American Depositary Shares”. Our shareholders have shareholder rights. Australian law and our Constitution govern shareholder rights. For a description of our shareholders’ rights, see “Additional Information - Memorandum and Articles of Association”.

Our ADR holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. Our ADR holders may instruct the depositary to vote the ordinary shares underlying their ADRs, but only if we ask the depositary to ask for their instructions. If we do not ask the depositary to ask for the instructions, our ADR holders are not entitled to receive our notices of general meeting or instruct the depositary how to vote. Our ADR holders will not be entitled to attend and vote at a general meeting unless they withdraw the ordinary shares. However, our ADR holders may not have sufficient advance notice about the meeting to withdraw the shares. If we ask for our ADR holders’ instructions, the depositary will notify our ADR holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practical, subject to Australian law and the provisions of the depositary agreement, to vote the shares as our ADR holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADR holders. We cannot assure our ADR holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADR holders may not be able to exercise voting rights.

Our ADR holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to our ordinary shares, the directors may determine that a dividend will be payable on our ordinary shares and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on our ordinary shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to our ADR holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. Our ADR holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADR holders amounts distributed by us as a dividend or distribution.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADRs.

The deposit agreement with the depositary allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADR holders may lose some of the value of the distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. This means that our ADR holders may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to them.

Rights as a holder of ordinary shares are governed by Australian law and our Constitution and differ from the rights of shareholders under U.S. law. Holders of our ADSs may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

We are a public company incorporated under the laws of Australia. Therefore, the rights of holders of our ordinary shares are governed by Australian law and our Constitution. These rights differ from the typical rights of shareholders in U.S. corporations. The rights of holders of ADSs are affected by Australian law and our Constitution but are governed by U.S. law. Circumstances that under U.S. law may entitle a shareholder in a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages. However, this will not always be the case.

Holders of our ADSs may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, liabilities under U.S. securities laws. In particular, if such a holder sought to bring proceedings in Australia based on U.S. securities laws, the Australian court might consider:

  that it did not have jurisdiction; and/or

  that it was not an appropriate forum for such proceedings; and/or that, applying Australian conflict of laws rule, U.S. law (including U.S. securities laws) did not apply to the relationship between holders of our ordinary shares or ADSs and us or our directors and officers; and/or that the U.S. securities laws were of a public or penal nature and should not be enforced by the Australian court.

The majority of our directors and executive officers are residents of countries other than the U.S. Furthermore, all or a substantial portion of their assets and a portion of our assets are located outside the U.S. As a result, it may not be possible for a holder of our ordinary shares or ADSs to:

  effect service of process within the U.S. upon all of our directors and executive officers or on us;

  enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

  enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

  bring an original action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

Holders of our ordinary shares and ADSs may also have difficulties enforcing in courts outside the U.S. judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

Approximately 21.6% of our ordinary shares is owned by a significant shareholder that may acquire additional shares.

As of May 20, 2016, approximately 21.6% of our ordinary shares is owned by Resource Capital Fund VI L.P., or RCF. In addition, RCF is entitled to have one designee placed in nomination for a seat on the Board of Directors which has been fulfilled through the appointment of Mr. Mark Wheatley as an RCF nominated Non-Executive Director, and RCF has the right to participate in our future equity offerings in proportion to its percentage ownership of the outstanding ordinary shares.

Because of RCF’s ownership of our ordinary shares, RCF has the ability to exercise a substantial degree of influence over matters requiring shareholder approval. Those matters include the election of directors, amendments to the certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of the Company or changes in management and will make the approval of certain transactions difficult without the support of RCF, including transaction in which other shareholders might otherwise receive a premium for their ordinary shares over the then-current market price. In addition, RCF could privately sell control of the Company without other shareholders realizing any change-of-control premium. RCF may also have other interests that are different from, in addition to or not always consistent with our interests or with the interests of other shareholders.

The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.

Following this registration statement on Form 20-F and after the anticipated listing of the ADSs on the NYSE MKT, our ordinary shares will continue to be listed on the ASX. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on the ASX.

Currency fluctuations may adversely affect the price of the ADSs relative to the price of our ordinary shares.

The price of our ordinary shares is quoted in Australian dollars and the price of our ADSs is quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our ordinary shares. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. If dividends are payable, we will likely calculate and pay any cash dividends in Australian dollars and, as a result, exchange rate movements will affect the U.S. dollar amount of any dividends holders of our ADSs will receive from the depositary.

As a foreign private issuer, we are permitted and expect to follow certain home country corporate governance practices in lieu of certain NYSE MKT requirements applicable to domestic issuers.

We currently comply with the director independence requirements of the NYSE MKT Company Guide, including the requirement that a majority of the board of directors be independent, and will make the required affirmative determination thereunder upon filing the listing application with the NYSE MKT. However, as a foreign private issuer and if the ADSs are approved for listing on the NYSE MKT, we will be permitted to, and intend to, follow certain home country corporate governance practices in lieu of certain NYSE MKT regarding the nomination of our directors and the requirements. As a company incorporated in Australia and listed on the ASX, we will follow ASX Corporate Governance Council principles, recommendations and practice with respect to the composition of our Remuneration Committee. In addition, we will follow our home country law and seek exemptive relief from the NYSE MKT regarding: (i) the nomination of our directors; (ii) the requirement that we obtain shareholder approval for certain dilutive events, such as an issuance that may result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company; (iii) the requirement that we classify the Board of Directors into no more than three classes of approximately equal size and tenure, with no individual director’s term exceeding three years; (iv) the requirement to have quarterly meetings of the Board of Directors; (v) the requirement to have at least annual meetings of independent directors in executive sessions; (vi) the requirement to have at least quarterly meetings of the audit committee; and (vii) the requirement to have a minimum quorum for a shareholder meeting of one-third of the shares issued and outstanding and entitled to vote at a meeting of shareholders.

As a foreign private issuer, we are permitted to file less information with the SEC than a company that is not a foreign private issuer or that files as a domestic issuer.

As a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. Under Australian law, we prepare financial statements on an annual and semi-annual basis, we are not required to prepare or file quarterly financial information other than quarterly updates. Our quarterly updates consist of a brief review of operations for the quarter together with a statement of cash expenditure during the quarter and the cash balance as at the end of the quarter. Quarterly updates may include information regarding uranium extraction and sales during the quarter, but they do not contain a statement of profit and loss or a statement of financial position. For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements and quarterly updates on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and NYSE MKT listing standards. Further, we would be required to comply with United States generally accepted accounting principles, as opposed to IFRS, in the preparation and issuance of our financial statements for historical and current periods. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs. Since more than 50% of our assets are located in the United States, we will lose our status as a foreign private issuer if more than 50% of our outstanding voting securities are held by U.S. residents as of the last day of our second fiscal quarter in any year.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.

We are an emerging growth company as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find the ADSs less attractive because of our reliance on some or all of these exemptions. If investors find the ADSs less attractive, it may adversely impact the price of the ADSs and there may be a less active trading market for the ADSs.

We will cease to be an emerging growth company upon the earliest of:

  the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the SEC or more;

  the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

  the date on which we have, during the previous three-year period, issued more than $1,000,000,000 in non- convertible debt; or

  the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 of the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds $700,000,000 as of the last day of our most recently-completed second fiscal quarter.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act requires that, beginning with our annual report for the fiscal year ending June 30, 2017, our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided to us by virtue of being a foreign private issuer, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until we file our second annual report with the SEC.

Our first Section 404(a) assessment will take place beginning with our annual report for the year ending June 30, 2017. As of the date of this filing, we have in place controls and procedures to maintain appropriate segregation of duties in our manual and computer based business processes that we believe are appropriate for a company of our size and extent of business transactions. However, we have not completed an assessment to determine whether these controls and procedures would be considered effective for purposes of Section 404(a) and there is no guaranty that there will not be a pervasive impact over the preparation of the financial statements.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. We have commenced the process of reviewing and improving our internal controls over financial reporting for compliance with Section 404(a) of the Sarbanes-Oxley Act. We have made efforts to improve our internal controls and accounting policies and procedures, including hiring new accounting personnel and engaging external temporary resources. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If either we are unable to conclude that we have effective internal controls over financial reporting or, at the appropriate time, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on the NYSE MKT.

We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a company whose ADSs will be publicly traded in the United States, we will incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and internal controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, and we will need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company in the United States, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

ADS holders may be subject to additional risks related to holding ADSs rather than ordinary shares.

ADS holders do not hold ordinary shares directly and, as such, are subject to, among others, the following additional risks:

  As an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the ADR depositary as permitted by the deposit agreement.

  Distributions on the ordinary shares represented by your ADSs will be paid to the ADR depositary, and before the ADR depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADR depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

  We and the ADR depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders.

We could be classified as a “passive foreign investment company,” which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs.

We believe were not a passive foreign investment company, or PFIC, for the taxable year ended June 30, 2015. Based on our business plans and financial expectations and assuming the Lance Projects begin commercially extracting uranium during our current taxable year ending June 30, 2016, we expect that we should not be a PFIC for the taxable year ending June 30, 2016 and the foreseeable future. Our status could change depending, among other things, upon a decrease in the trading price of our ordinary shares or ADSs, any delay or suspension of uranium extraction, as well as changes in the composition and relative values of our assets and the composition of our income. However, a separate determination is required after the close of each taxable year as to whether we are a PFIC. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year. In addition, our status could change depending, among other things, upon a decrease in the trading price of our ordinary shares or ADSs, any delay or suspension of uranium extraction, as well as changes in the composition and relative values of our assets and the composition of our income. A non-U.S. corporation will be considered a PFIC for a taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the fiscal year) is attributable to assets that produce or are held for the production of passive income. Because the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, our U.S. counsel expresses no opinion with respect to our PFIC status. If we are a PFIC for any taxable year during which a U.S. holder (as defined in “Additional Information - Taxation — Certain U.S. Federal Income Tax Considerations”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Additional Information -Taxation — Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company”.

We have never declared or paid dividends on our ordinary shares and we do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends on our ordinary shares. For the foreseeable future, we currently intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment will only occur if our ADS price appreciates. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchase the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

If U.S. securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the market price and trading volume of our ordinary shares and/or ADSs could decline.

The trading market for our ordinary shares and ADSs will be influenced by the research and reports that U.S. securities or industry analysts publish about us or our business. Securities and industry analysts may discontinue research on our Company, to the extent such coverage currently exists, or in other cases, may never publish research on us. If no or too few U.S. securities or industry analysts commence coverage of our Company, the trading price for our ADSs would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price of our ADSs would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our ADSs could decrease, which might cause our price and trading volume to decline. In addition, research and reports that Australian securities or industry analysts publish about us, our business or our ordinary shares may impact the market price of our ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares or ADSs.

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the provisions of the Corporations Act 2001 (Australia), as amended, or the Australian Corporations Act. Subject to a range of exceptions, the Australian Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares and ADSs. This may have the ancillary effect of entrenching our Board of Directors and may limit liquidity in the market for ordinary shares and ADSs and this could affect the prevailing market price at which our shares and ADSs are sold and may further restrict the ability of our shareholders to obtain a premium from such transactions. See “Additional Information - Memorandum and Articles of Association”.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations of the Company and its shareholders that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under the section entitled “Additional Information - Memorandum and Articles of Association” as well as our Constitution, which is included as an exhibit to this registration on Form 20-F, prior to investing in the ADSs.

ITEM 4.        INFORMATION ON THE COMPANY

A.               History and Development of the Company

We are an exploration stage uranium company with our primary assets being the Lance Projects in Wyoming, USA and the Karoo Projects in South Africa. Having recently completed construction and commissioning, we commenced extracting uranium in early December 2015 from our flagship project, the Lance Projects, located in Wyoming, USA. We are in the exploration stage at our Karoo Projects in South Africa where we have confirmed significant uranium mineralization and are working towards preparing a feasibility study which we intend to complete by the end of 2016. We intend for the Karoo Projects to be our second uranium project providing us with potential optionality for greater exposure to increasing uranium prices in the future.

Under SEC Industry Guide 7 we are an exploration stage company as we don’t currently have any proven and probable reserves under Industry Guide 7 standards. See “Cautionary Note to United States Investors”.

Our head office and registered office is located at Unit 17, Level 2, 100 Railway Road, Subiaco, Western Australia 6008. Our telephone number is +(61) 8 9380 9920 and facsimile number is +(61) 8 9381 5064.

We were originally incorporated in Western Australia as Kanowna Lights NL on November 12, 1993. We changed our name to Kanowna Lights Limited on May 4, 2000 and to Peninsula Minerals Limited on April 14, 2004 and most recently to our current name, Peninsula Energy Limited, on November 9, 2010. We are subject to the provisions of the Australian Corporations Act.

On September 24, 2015, our shareholders voted to approve a reverse stock split (consolidation) of our issued and outstanding ordinary shares on the basis of one new ordinary share for every 40 shares held, which took effect on October 1, 2015. All references in this registration statement on Form 20-F to the number of ordinary shares, stock options, the market price of our ordinary shares and financial information are presented on that basis, unless otherwise indicated.

Our ordinary shares are publicly traded on the ASX under the symbol “PEN”.

We are filing this registration statement on Form 20-F in anticipation of the listing of our American Depositary Shares, or ADSs, each representing 20 of our ordinary shares, on the NYSE MKT under the symbol “PENA”. The Bank of New York Mellon, acting as depositary, will register and deliver our ADSs.

We also maintain a web site at www.pel.net.au. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this registration statement on Form 20-F, and the reference to our website in this registration statement on Form 20-F is an inactive textual reference only.

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of:

  the last day of the fiscal year during which we have total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every five years by the United States Securities and Exchange Commission, or SEC) or more;

  the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act;

  the date on which we have, during the previous three-year period, issued more than US$1,000,000,000 in non- convertible debt; or

  the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b–2 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently- completed second fiscal quarter.

An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable to public companies in the United States. Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Rule 12b-2 under the Exchange Act, an auditor attestation report on management’s assessment of the company’s internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company”. In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has been amended by the JOBS Act, to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected not to utilize this extended transition period. This election is irrevocable.

We are also considered a “foreign private issuer” pursuant to Rule 405 under the Securities Act. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares or ADSs. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD (Fair Disclosure), which restricts the selective disclosure of material information. Under Australian law, we prepare financial statements on an annual and semi-annual basis, and we are not required to prepare or file quarterly financial information other than quarterly updates. Our quarterly updates consist of a brief review of operations for the quarter together with a statement of cash expenditure during the quarter and the cash balance as at the end of the quarter. Quarterly updates may include information regarding uranium extraction and sales during the quarter, but they do not contain a statement of profit and loss or a statement of financial position. For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements and quarterly updates on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. Since more than 50% of our assets are located in the United States, we will lose our status as a foreign private issuer if more than 50% of our outstanding voting securities are held by U.S. residents as of the last day of our second fiscal quarter in any year. See “Risk Factors – We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses”

Our capital expenditures for 2013, 2014 and 2015 amounted to $14,198,401, $15,516,244 and $20,523,589, respectively. These expenditures were primarily for development and construction activities of Stage 1 of our Lance Projects in Wyoming, USA.

B.               Business Overview

Under SEC Industry Guide 7 we are an exploration stage company as we don’t currently have any proven and probable reserves under Industry Guide 7 standards. See “Cautionary Note to United States Investors”.

Overview

We are an exploration stage uranium company with our primary assets being the Lance Projects in Wyoming, USA and the Karoo Projects in South Africa. We recently completed construction and commissioning and commenced extracting uranium in early December 2015 from our flagship project, the Lance Projects, located in Wyoming, USA. We are in the exploration stage at our Karoo Projects in South Africa where we have confirmed significant mineralization and are working towards preparing a feasibility study which we intend to complete by the end of 2016. We intend for the Karoo Projects to be our second uranium project providing us with potential optionality for greater exposure to increasing uranium prices in the future.

The Lance Projects is operated by our wholly-owned U.S. subsidiary, Strata Energy, and is being mined via the in-situ recovery mining method, or ISR. The Karoo Projects will be mined via conventional open cut and decline mining method. We commenced uranium extraction from the Lance Projects in December 2015. While uranium extraction commenced in early December 2015, extraction at the Lance Projects is still being ramped-up toward Stage 1 design rates and an immaterial quantity of uranium had been extracted to the end of December 2015. In order to meet a January 4, 2016 delivery commitment under an existing term contract, we borrowed uranium in January 2016 from another producer which will be repaid from Lance Projects production during calendar year 2016. Using this borrowed material, we completed a sale under this existing term contract with a value of $4.9 million (50,000 pounds U3O8 at a price of US$69 per pound).

We also believe that the Karoo Projects may, in the future, significantly add to our aggregate uranium mineralized deposits and uranium extraction capacity. We have established a dedicated sales and marketing team in order to market and sell the uranium that we produce from the Lance Projects and eventually, from the Karoo Projects, directly to nuclear power generating utilities under long-term uranium contracts.

Lance Projects

The Lance Projects are located on the northeast flank of the Powder River Basin, in Wyoming, USA. The Lance Projects area covers over 46 miles2 within which there is a combined 190 linear miles of stacked uranium roll-fronts, held by our wholly-owned subsidiary, Strata Energy. Exploration drilling during 2008-2012 has confirmed significant uranium mineralization. Unlike most ISR projects, this uranium mineralization is located on contiguous landholdings that we control. This allows us to develop the Lance Projects in a cost-effective manner, without having to incur infrastructure and facility development costs that would otherwise be required if our landholdings were not contiguous.

ISR is a mining process that uses a leaching solution to dissolve uranium from underground sandstone uranium deposits. At the Lance Projects, the leaching solution is an alkaline-based solution. The method exploits the same chemical process responsible for the original deposition of uranium in the host rocks and accounts for 46% of primary uranium production globally. ISR is the generally accepted extraction technology used by other companies with uranium mines in the Powder River Basin where the Lance Projects are located. Uranium produced via the ISR process has a cost advantage over other uranium projects that mine uranium by open cut mining or underground mining methods. Compared to traditional open cut and underground mining methods, ISR projects have a lower up front capital cost and are able to directly access the ore body without incurring the cost and time required for waste stripping or ore body access development.

Construction of the central processing plant and the first header house for Stage 1 at the Lance Projects was completed in November 2015. The central processing plant for Stage 1 consists of ion exchange columns with capacity to process 3,750 gallons per minute of flow from wellfields comprised of seven header house units. Elution, precipitation, drying and packaging circuits were not installed during Stage 1, with these processes outsourced to another uranium processing facility in Wyoming under a toll milling agreement.

Following completion of Stage 1 construction of the central processing plant we received final consent from the United States Nuclear Regulatory Commission to commence operations in December 2015. The central processing plant is now receiving uranium rich lixiviant from the wellfields into the installed ion exchange columns where the uranium is transferred to resin beads. Resin beads loaded with uranium are then transferred by road to another uranium processing facility in Wyoming for processing under a toll milling agreement into U3O8.

The toll milling agreement will cease when we complete construction of Stage 2 at the Lance Projects at which point our business will include elution, precipitation, drying and packaging circuits. Stage 2 construction will also double the installed ion exchange capacity to process 7,500 gallons per minute of flow from wellfields comprised of fourteen header house units.

To date the extraction well flow-rates have been slightly above expectation, averaging in excess of 20 gallons per minute, the level used in our uranium extraction forecasting. These flow rates support our expectation with regard to the affirmative permeability of the ore body, a fundamental factor in any ISR operation. The process by which we establish flow-rates entails pumping and then extracting fluid from the ore body for a period of time prior to commencement of uranium extraction. This permits an assessment of flow rates and ore permeability prior to extraction in order to determine the appropriateness of the mineralized materials for extraction in an ISR operation. The flow rates to date have, in part, supported our extraction forecasting by confirming expectations with regards to permeability.

Following the injection of CO2, bicarbonate in the well field has increased from 700mg/L to 1,300mg/L without the injection of additional bicarbonate. Continuation of this trend will translate to a reduction in bicarbonate usage and cost over the life of mine.

Since the start of uranium extraction, uranium head grades are increasing daily in line with expectation and several extraction wells are already providing uranium concentrations in excess of the rates used in the life of mine forecasting.

The central processing plant and well field systems are all operating as designed and as expected during early uranium extraction ramp up. Sampling to date is showing the capture rate of uranium on resin in the ion exchange columns is also well in excess of expectation.

Prior to operational use of the deep disposal well, 168,000 gallons of buffer solution was injected into the deep disposal well. Flow rates during the initial buffer solution injection ranged between 80 and 120 gallons per minute, which we believe is an extremely high rate, relative to other ISR deep disposal wells in Wyoming, and much better than expected. The performance of this deep disposal well will enable us to defer the timing of additional deep disposal wells, potentially reduce the number of deep disposal wells required and lower the forecast life of mine capital expenditure.

Karoo Projects

In South Africa, we hold 40 prospecting rights that comprise the Karoo Projects. We have an effective 74% interest in each of the 40 prospecting rights, with the remaining 26% held by Black Economic Empowerment partners in accordance with South African laws and regulations. Having confirmed significant uranium mineralization we are now working towards preparing a feasibility study which we intend to complete by the end of 2016.

The 40 prospecting rights held in our Karoo Projects benefit from being shallow mineralized deposits that have higher grades than currently producing uranium projects in Africa according to information publicly disclosed by the respective operators of the Rossing project in Namibia (average grade 280ppm), the Langer Heinrich project in Namibia (average grade 520ppm) and the Kayelekera project in Mali (average grade 750ppm). Unlike other African uranium projects, the Karoo Projects are located in reasonably close proximity to existing regional infrastructure such as roads, railways and power. As a result, if we make a decision to commence development of the Karoo Projects, we expect that we will not need to incur the same level of infrastructure development costs that were incurred in Africa for other uranium projects that have been developed over the past decade, allowing us to develop the Karoo Projects in a cost-effective manner.

Mine Construction

We have completed construction of the central processing plant and the first two header houses for Stage 1 of our ISR uranium Lance Projects in Wyoming. Uranium ISR projects are characterized by their relative low upfront capital expenditure requirements (as compared to open cut and underground mines) and their ongoing relatively low sustaining production costs. This provided an opportunity for us to construct and commission our Lance Projects in the current market environment and be in a position to increase uranium extraction rates as the uranium market improves.

We believe a scalable uranium extraction development plan significantly reduced the initial funding required to initiate sustainable uranium extraction at the Lance Projects, decreases the volume of uranium needed to be contracted and allows us to defer most of the planned uranium sales contracts until such time as the uranium price is more attractive. The scalable uranium extraction development plan for the Lance Projects is planned to occur in three distinct stages.

Funding for construction of Stage 1 of the uranium extraction development plan was secured following the $69.3 million financing completed in February 2015. Proceeds from the placement and rights offering were used to fund the remaining construction (which commenced in January 2015 and completed in November 2015) and initial Stage 1 ramp-up at the Lance Projects. Construction of the central processing plant and initial header houses were completed on schedule for the commencement of uranium extraction from the Lance Projects, which occurred in December 2015. Further funding was secured in April 2016 when we entered into convertible loan agreements with major shareholders Resource Capital Fund VI L.P. (RCF VI) and Pala Investments Ltd (Pala) for a total of US$15 million. The majority of the proceeds from the convertible loan agreements is being used for general well field development activity at the Lance Projects. Timing of development of Stages 2 and 3 will be driven by uranium market conditions, which will be dictated primarily by the willingness of United States and Western European nuclear power generating utilities to enter into new term contracts at prices consistent with the current term contract price of US$44 per pound U3O8. We will commence construction of Stages 2 and 3 respectively when it is probable that additional term contracts can be entered into with United States and Western European nuclear power generating utilities over and above our existing term contracts. While uranium prices are a factor that will be taken into consideration, the predominant market condition driving our business will be our ability to enter term contracts with nuclear power generating utilities.

We believe that the scalable three stage development plan provides us with low and globally competitive all-in sustaining cash costs, which is confirmed through scoping studies completed for the Lance Projects. Our all-in sustaining cash costs include operating costs, permitting and regulatory compliance, site supervision and administration, replacement of depleted wellfields to maintain the rate of uranium extraction planned during each respective stage, ad valorem and state taxes, environmental surety bonds and royalties. Sales and marketing, exploration and delineation drilling, capital expenditure to initially attain the planned rate of uranium extraction at each stage, costs of finance, and corporate overheads are excluded. Our all-in sustaining cash cost is a non-IFRS measure.

We are the largest permitted contiguous uranium mineral rights holder in the north-east section of the Powder River Basin in Wyoming, USA. Our central processing plant has been licensed by the United States Nuclear Regulatory Commission to produce up to 3.0 million pounds of U3O8 per annum. We have strategically kept capacity available within Stage 3 of our central processing plant. We intend to market this surplus capacity to other uranium mineral holders in the Powder River Basin with an expectation that we will be able to secure an ownership interest in new uranium mineral properties, thereby increasing our overall mineral holdings. If we are unable to do this, we may perform processing activities for other holders of uranium mineral properties in our central processing plant for profit under toll milling service agreements.

Our Strengths

We believe that the combination of our existing mineralised properties, the extensive uranium operating experience of our personnel and our dedicated approach to sales and marketing differentiates us from other uranium development and mining companies. Our key strengths include:

  our flagship project uses the ISR mining process, which is globally recognized as a lower cost uranium mining method compared to open cut/underground uranium mining operations;

  we are fully licensed and permitted to construct and operate the Lance Projects;

  we commenced uranium extraction from the Lance Projects in December 2015;

  mineralization at the Lance Projects is significant and represents one of the largest permitted mineralized uranium deposits in the United States;

  we have developed a cost-effective three-stage scalable development plan for our Lance Projects that will enable us to increase uranium extraction capacity as uranium market conditions improve;

  the central processing plant at our Lance Projects is fully licensed to produce up to 3.0 million pounds per annum of U3O8 which allows us to increase our processing plant uranium extraction rate without the need for expensive and time consuming regulatory amendments or additional permits;

  we have an experienced world-class ISR team in Wyoming;

  we are the largest permitted contiguous uranium mineral rights holder in the north-east section of the Powder River Basin in Wyoming, providing us with a strategic advantage for possible future regional consolidation of uranium properties or development;

  we have signed four long-term U3O8 sale contracts covering a major portion of our uranium extraction for the first five years of operations and are negotiating additional long-term U3O8 sale contracts;

  all of our existing long-term sales contracts have base pricing subject to quarterly escalation increases, including the sales contracts entered into in August 2015. Over the next five years the weighted average delivery price of these contracts is US$59 per pound of U3O8 and this is well in excess of the current uranium market prices, providing us with a significant margin over our projected operating costs; and

  we have an established sales and marketing team selling directly to utilities without the use or need for intermediaries.

In addition, over the past three years, we have employed a very experienced uranium ISR development and operating team. Our team is led by Mr. Ralph Knode who has over 30 years of uranium ISR experience in the United States, Central Asia and Australia. At the Lance Projects, our Vice President - Geology, Vice President - Operations and Vice President - Permitting, Regulatory and Environmental Compliance, all have over 30 years of uranium ISR experience. We believe the experience of our team differentiates us from other uranium ISR projects in the United States that are either currently in development or have recently commenced production.

Our Strategy

We are an exploration stage uranium company, as defined under Industry Guide 7, and our plan is to build a uranium producing company with multiple sources of supply located in established mining economies with low cost and long life mines supported by a well recognized sales and marketing team selling our uranium directly to nuclear power generating utilities. We expect to achieve our strategy by developing our existing mineral properties, potentially acquiring additional mineral properties or operating projects and establishing ourselves as a geographically diverse supplier of uranium concentrate to nuclear power generating utilities in North America and Europe.

We have recently achieved a number of significant milestones in implementing our strategy, including:

  commencement of uranium extraction from the Lance Projects in December 2015;

  receipt of final United States Nuclear Regulatory Commission approval to commence operations at the Lance Projects in December 2015;

  completion of funding to construct and commission Stage 1 of the Lance Projects in February 2015;

  construction of the Stage 1 central processing plant completed in November 2015;

  in December 2014 and August 2015, we entered into new long-term contracts for aggregate delivery of up to 2,847,500 pounds U3O8 between 2016 and 2024;

  in 2014 and 2015, we submitted our mining license applications to the Department of Mineral Resources in South Africa for the Karoo Projects;

  completion in October 2014 of a three-stage scalable development plan for the Lance Projects;

  completion of regulatory permitting for the Lance Projects in April 2014, including regulatory approval for the central processing plant to produce up to 3.0 million pounds of U3O8 per annum; and

  in December 2012, we announced the acquisition of additional mineral properties and historical drill hole and technical data in South Africa and took effective control of the assets from this point in time, substantially increasing our mineral interests for our Karoo Projects in South Africa.

Overview of the Uranium Industry

Uranium

Uranium (chemical symbol U) is the heaviest of all the naturally occurring elements. Like other elements, uranium occurs in different forms known as “isotopes”. These isotopes differ from each other in the number of particles (neutrons) in the nucleus. Uranium as found in the earth’s crust largely comprises two isotopes: uranium-238, or U238, (approximately 99.3%) and uranium-235, or U235 (approximately 0.7%). The isotope U235 plays an important role because it can yield substantial energy under certain conditions.

Uranium Uses

The primary commercial use of uranium is to fuel nuclear power plants for the generation of electricity. Through the process of nuclear fission, the uranium isotope U235 undergoes a nuclear reaction whereby its nucleus is split into smaller particles. Nuclear fission releases significant amounts of energy, and is the basis of power generation in the nuclear industry.

The first practical use of nuclear power occurred in 1951, when an experimental nuclear reactor at a research center in Idaho Falls, Idaho lit four ordinary light bulbs. In the late 1950s, the first full-scale nuclear power plants went into service in the United States, the United Kingdom, the Soviet Union and France. The nuclear industries of these countries and several others grew rapidly during the 1960s and 1970s. The first export orders for nuclear power reactors were awarded in 1958 and were followed by the spread of nuclear electricity generation to many other countries, including Canada, China, Germany, Switzerland, Spain, Belgium, Finland and Japan. Reactor technology was also exported by the Soviet Union to several Eastern European countries, including the former East Germany, the former Czechoslovakia, Bulgaria and Hungary. Many of these countries developed their own nuclear expertise, leading to the development of today’s international nuclear industry.

The Nuclear Fuel Cycle

The nuclear fuel cycle comprises the following activities: uranium mining, conversion and enrichment, fuel fabrication, power generation and used fuel management.

Uranium Mining

Uranium is extracted by three different methods across the globe: ISR, open pit mines and underground mines. The ISR method is the predominant method of extraction, accounting for 46% of global production in 2014. See “Business Overview –Principal Asset – Lance Projects, Wyoming – In-Situ Recovery Mining”.

Following extraction, in the case of ISR, a recovery solution comprising native groundwater, oxidant, and sodium bicarbonate complexing agent, or “lixiviant”, or ore (in the case of open pit and underground) is milled and the uranium is extracted through a metallurgical process which separates the uranium from the lixiviant (ISR) or waste rock (open pit and underground). The resulting uranium rich slurries are then dried to produce U3O8. U3O8 is a powder which contains approximately 80% uranium oxide.

Conversion

There are four main conversion and storage facilities in the world: Cameco (Canada), ConverDyn (United States), Comurhex (France) and Rosatom (Russia). In order to increase the concentration of U235, U3O8 is converted into uranium hexafluoride, or UF6. Conversion involves a series of dry or wet chemical processes that purify the U3O8 and convert it into UF6. The industry’s inventory of U3O8 is stored primarily at the licensed conversion facilities.

The U3O8 is shipped and stored at licensed conversion facilities in steel drums and sea containers and is stored on site until it is converted. Once it arrives at the storage facility, U3O8 is pooled with existing inventories held at the facility and is regarded as a fungible material. The owner of the U3O8 has its account credited with the amount of material delivered. The U3O8 may then be transferred to other account holders of the storage facility via a book transfer mechanism. Transfers of material between facilities may occur by means of a similar mechanism, or title or location swaps, which reduces the need for physical shipment of U3O8.

Enrichment

Enrichment of uranium is the third step in the nuclear fuel cycle of more than 94% of operating reactors worldwide. Once converted, UF6 is transported in steel cylinders to an enricher. The three main enrichers are Tenex (Russia), Urenco (a joint venture among the United Kingdom, German and Dutch governments) and AREVA (France). Some countries such as Japan and China have also developed smaller scale enrichment facilities. During the enrichment process, the concentration of the U235 isotope in the UF6 is normally increased from 0.7% to between 3% and 5%. The resultant enriched UF6 is known as Low Enriched Uranium, or LEU. Enrichment is performed by either a gaseous diffusion or a gas centrifuge process.

Fuel Fabrication

In order to produce fuel for use in nuclear power stations, LEU is first converted to uranium dioxide then further manufactured into ceramic pellets that are inserted into zirconium rods, which are then configured into nuclear fuel assemblies for use in the core of nuclear reactors.

Power Generation and Used Fuel Management

Nuclear fuel assemblies are loaded into nuclear reactors. The subsequent fission reaction generates heat which is used to produce steam that drives a turbine and an electric generator. A variety of types of reactors are in operation around the world. The most commonly used designs are varieties of water-cooled reactors of the Boiling Water Reactor, or BWR, or Pressurized Water Reactor, or PWR.

After a planned period of time, the U235 in the fuel loses it optimal efficiency and is deemed used. Typically, one-quarter to one-third of the nuclear fuel assemblies within a reactor are replaced every 12-18 months. When fuel assemblies are replaced, the used fuel assemblies are discharged into a temporary cooling pond at the reactor site. After a cooling period, the used nuclear fuel is then placed into onsite dry storage casks pending final disposal through deep geological burial or is reprocessed to recover unused uranium and plutonium.

Uranium Demand

Over the past decade, the global demand for uranium by nuclear power generating utilities consistently exceeded primary production from uranium mines. The shortfall in production has been met through secondary supplies comprising sources such as the “Megatons to Megawatt” agreement between the United States and Russia (concluded in 2013), underfeeding by uranium enrichers and ongoing sales of strategic uranium inventories held by institutions such as the U.S. Department of Energy.

Against this backdrop of global demand exceeding primary mined supply, high-growth nations such as China, India and Russia have been increasing their development of new nuclear power plants as a means to provide cost-effective carbon free baseload electrical power to their growing economies.

Secondary supplies and the impact of the Fukushima incident in Japan in 2011 have created downward pressure on prices for uranium over the past four years. Uranium prices have not been at levels high enough to incentivize the development of new major uranium mines. To the contrary, most major new uranium mine developments have been cancelled or deferred indefinitely.

With the recent re-start of nuclear power generation in Japan, the closure of high-cost uranium mines during the last two years and the deferment or cancellation of major new uranium mines, nuclear power generating utilities in the United States and the European Union are increasingly entering into new long-term contracts for the supply of uranium. Given that the nuclear fuel cycle takes up to two years from the time uranium is mined until it is in a form suitable for loading into a reactor, nuclear power generating utilities typically enter the market two to three years before they require delivery of uranium.

The world continues to consume more uranium than it produces largely due to increasing energy demands in Asia. According to the World Nuclear Association, or WNA, in 2014, 146 million pounds of U3O8 was produced from mining operations, whereas reactors in operation in 2014 required 172 million pounds of U3O8. Historically the gap between demand and primary supply has been filled by stockpiled inventories and secondary supplies, such as inventories held by governments, enrichment facilities, utilities and others in the fuel cycle, as well as enriched recycled uranium. However, these are finite and are being drawn down. Until recently, one of the largest sources of secondary supply was the uranium derived from Russia’s Highly Enriched Uranium program with the United States. All the deliveries from this source were completed at the end of 2013.

The United States currently has 99 operating reactors, five reactors under construction and another 22 reactors at the ordered, planned or proposed stages. According to the U.S. Energy Information Agency, in 2014, the United States derived approximately 19% of its electricity generation from nuclear power.

According to the WNA, global annual fuel consumption has increased from approximately 78 million pounds of U3O8 in 1980 to 172 million pounds of U3O8 in 2014. The cost structure of nuclear power generation, which has higher initial investment costs and lower fuel costs than most other forms of power generation, requires nuclear plants to be kept operating at high capacities in order to achieve optimal economics. As a result, nuclear generation provides base load electrical power making the demand for uranium fuel more predictable than most other fuels. Demand forecasts for uranium depend largely on forecasts of installed and operable nuclear power generation capacity, regardless of economic fluctuations or the demand for other forms of power.

In 2014, the International Energy Agency, or the IEA, estimated under its “New Policies Scenario” in its annual market report “World Energy Outlook: 2014” (the most recent IEA report that we subscribed to) that installed nuclear power capacity will increase by almost 60% from 392 gigawatts in 2013 to 624 gigawatts in 2040. In preparing its annual report, the IEA puts forward three policy scenarios. The New Policies Scenario is the main policy scenario put forward in the 2014 report that is the baseline projection assuming existing policies remain in place and there are no major disruptions to the market. This scenario is the central (or main) scenario within the IEA’s annual market report which takes into account the policies and implementing measures of Governments affecting energy markets that had been implemented as of mid-2014, together with relevant policy proposals that the IEA expects to be implemented in the future. The IEA also utilizes two other policy scenarios. The Current Policies Scenario takes into account only those policies that had been implemented as of mid-2014. The 450 Scenario takes a different approach by adopting a different outcome whereby the international goal to limit the rise in long-term average global temperature to 2 degrees celsius, and the IEA illustrates how that might be achieved. Under the 450 Scenario, the IEA assumes that a set of policies is implemented by global Governments that limit the concentration of greenhouse gases in the atmosphere to 450 parts per million and stabilize at this level around the year 2100.

In determining the long term projections for the growth in global nuclear power generation, we adopted the IEA’s New Policies Scenario. While we considered the two other IEA policies we elected to adopt the New Policies Scenario as this is the central scenario of the 2014 report and is the representation by the IEA of what currently planned policies of Governments are expected to lead to in the future in terms of the source of power generation and corresponding emissions of greenhouse gases.

The IEA projects that the growth in installed nuclear power generating capacity will be driven by countries that are not part of the Organization for Economic Cooperation and Development. Primary drivers of growth are forecast to come from China, India and Russia.

Countries such as China and India are forecast to grow their nuclear power generating capacity at a much faster rate than other countries due to increased urbanization of their population, increasing requirement for new power demand to be met by carbon free sources of power generation and the cost of constructing and investing in new nuclear power plants in these countries being much lower than in the European Union or United States.

Demand for uranium may also increase as a result of government initiatives to reduce CO2 emissions. Nuclear energy plants produce far fewer greenhouse gases than fossil fuel energy plants. According to the IEA, global energy-related emissions of CO2 in 2012 reached 31.6 gigatonnes, a 1.2% increase on 2011 levels. Coal – the most carbon-intensive fuel – contributes 44% to total emissions, oil 36% and gas 20%. The IEA forecasts that global energy-related carbon emissions are likely to be approximately 20% higher by 2040. According to the World Nuclear Association, current levels of nuclear power generation are estimated to prevent the emission of approximately 2.1 gigatonnes of CO2 each year. Additional nuclear power generation is one way that governments can meet targets for the reduction in CO2 emissions.

All the uranium extracted from our mines will be used to generate electricity. In 2014, nuclear power plants supplied about 11.5% of the global electricity consumption. According to the World Nuclear Association, there are currently 437 operable reactors worldwide which required approximately 172 million pounds of U3O8 fuel in 2014. World-wide there are currently 66 new reactors under construction with an additional 168 reactors on order or in the planning stage and another 322 in the proposed stage.

Supply and Competition

The international uranium industry is competitive in all its phases. We compete with numerous other participants in the search for, the acquisition of, and development of uranium properties and in the production and marketing of uranium. Our competitors include some resource companies that have greater financial resources, staff and facilities than us. Competitive factors in the distribution and marketing of uranium include price and methods and reliability of delivery. We believe that our competitive position is equivalent to that of other uranium issuers of similar size and at a similar stage of development. See “Risk Factors”.

Uranium is mined in a number of countries. Of the 146 million pounds U3O8 mined globally in 2014, 41% was mined in Kazakhstan, 16% in Canada and 9% in Australia. The United States accounted for 3.4% of global mined uranium.

The primary use of uranium is its use as fuel for the generation of nuclear energy. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for U3O8 and uranium conversion services. Furthermore, the growth of the uranium and nuclear power industry beyond its current level will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.

Uranium Market

Uranium is not traded on an open market or organized commodity exchange such as the London Metal Exchange, although the New York Mercantile Exchange provides financially-settled uranium futures contracts where the size of each contract is 250 pounds of “uranium” as U3O8. Typically, buyers and sellers negotiate contracts privately and usually directly. Uranium prices, both spot prices and long-term prices, are reported by two independent market consulting firms, TradeTech and UxC, on a weekly basis. The prices reported by these two independent consulting firms are based on information that they obtain from buyers and sellers.

The spot and long-term price of uranium is influenced by a number of factors, some of which are international. For example, both the spot and long-term price of uranium have been impacted by the incident at the Fukushima Daiichi Nuclear Plant in Japan in March 2011.

The graph below shows the monthly spot and long-term uranium price from 2004 until May 2015 as reported by UxC.

We do not provide estimates of future uranium prices. However, industry analysts endeavor to forecast future long and short term prices for uranium and many publish their analyses. An upward trend is expected by such analysts from 2015 through to 2018 and many expect that trend to continue upward. See figure below.

Price forecasts shown in the above figure have been sourced from a poll of industry and financial analysts conducted by an investment bank on our behalf. The names of the respondents to the poll were not disclosed to us. Before utilization of the results of the poll, we compared the results of the poll with forecasts of prices over the same time period contained within reports issued by certain uranium industry commentators and participants. We found that the poll was generally consistent with these reports.

In making their projections of future price increases, industry analysts have cited various assumptions including that:

  demand for global nuclear power will continue to increase in countries such as China, India and Russia;

  global climate change policies will increase the attractiveness of nuclear power as a source of electricity generation due to its low carbon emission properties;

  Japan will restart 40% to 60% of its existing nuclear power generating fleet; and

  new uranium mine development will be constrained in the medium term as a result of uranium price reductions since the Fukushima incident in 2011 and the lead times required to obtain regulatory approvals to construct new mines.

Investors are cautioned against attributing undue certainty to the forecasted prices. See “Cautionary Note Regarding Forward-Looking Statements”.

Most nuclear utilities seek to purchase a portion of their uranium needs through long-term supply contracts with another portion being bought on the spot market in the short term. Like sellers, buyers are seeking to balance the security of long-term supply with the opportunity to take advantage of price fluctuations. For this reason both buyers and sellers track current spot and long-term prices for uranium carefully, make considered projections as to future price changes, and then negotiate with one another to enter into a contract which each deems favorable to their respective interests.

Due to the importance of uranium in the generation of nuclear power, and the lead time that the buyer requires between the time of acquisition of uranium to process it into a form that is ready for use in a nuclear power reactor, and the requirement to keep nuclear plants operating at high capacities to achieve optimal economics, buyers typically seek to secure their uranium requirements 18 to 24 months before it is required to be loaded into a nuclear reactor as fuel. Entry into long-term contracts by buyers is the primary form of security of supply for buyers to ensure that they cover their future uranium needs.

According to the U.S. Energy Information Administration, in 2014, operators of civilian nuclear power plants purchased the equivalent of 53.3 million pounds of U3O8 in the form of U3O8, uranium hexa-fluoride or low enriched uranium. Of this amount, 73% of purchases were made under long-term contracts and 27% of purchases were made under spot contracts. According to the EurAtom Supply Agency, an agency of the European Union, in 2014, operators of civilian nuclear power plants within the European Union purchased 96.5% of their uranium deliveries under long-term contracts and only 3.5% were made under spot contracts.

Marketing Strategy

We currently have five long-term contracts that we have entered into and continue to progress negotiations with other nuclear power utilities on new long-term contracts. The five contracts are with three unrelated counterparties. We intend to sell the majority of our product in the future under long-term contracts; however, we may sell some product under spot contracts. We expect that new long-term contracts that we enter will be generally consistent in structure to our existing term contracts. These contracts consist of fixed quantities of U3O8 to be delivered over a five to 10 year period, with pricing at time of delivery to be subject to a fixed base price agreed at the time of contract inception subject to regular escalation over the term of the contract.

Our target markets are initially focused on North America and Western Europe as both of these markets have significant nuclear power generating capacity and procure the bulk of their uranium under long-term contracts. With 99 operable reactors, and five more currently under construction, the United States has the world’s largest fleet of nuclear power plants. According to the U.S. Energy Information Administration, the equivalent of 53.3million pounds of U3O8 in the form of U3O8, uranium hexa-fluoride or low enriched uranium was delivered to civilian operators of nuclear power plants in the United States in 2014. Despite having the world’s largest fleet of nuclear reactors, only six percent of 2014 deliveries were domestically sourced from the United States. Our Lance Projects located in Wyoming, USA are well positioned to supply U.S. nuclear power generators and to increase the percentage of U.S. sourced uranium.

Within the European Union, according to the EurAtom Supply Agency, only 2.7% of the U3O8 equivalent delivered to civilian operators of nuclear power plants in the European Union in 2014 was sourced from within the European Union.

Analysis of both the U.S. and European Union markets shows that there are significant opportunities to secure new long-term contracts requiring delivery over the next five to 10 years. According to the U.S. Energy Information Administration, as at April 2015, unfilled (i.e., uncontracted) annual uranium requirements for operators of civilian nuclear power plants in the United States will increase significantly from 2015 (3,496,000 pounds U3O8 equivalent) to 2024 (47,281,000 pounds U3O8 equivalent), as shown in the following table:

According to the EurAtom Supply Agency, as at June 2015, uncovered (i.e., uncontracted) annual uranium requirements for operators of civilian nuclear power plants in the European Union will increase significantly from 2018. Through to 2018, utilities have existing term contracts in place that cover 100% of their requirement for natural uranium each year. From 2019 onwards, coverage provided under existing term contract reduces significantly where, by 2023, only 24% of their uranium needs are covered under existing contracts, as shown in the following diagram:

Delivery Commitments

We believe the size of our contiguous mineralized deposits improves our marketing position with nuclear power generating utilities that are seeking reliable long-term supply of uranium concentrate under long-term contracts. Even though we only commenced mining operations in early December 2015, we have successfully secured long-term contracts requiring delivery of our product over a five-year period, with optional delivery over the following four years as well.

Under existing long-term contracts that we have entered into with U.S. nuclear energy utilities, we have total delivery commitments, between fiscal years 2016 and 2025 of up to 3,847,500 pounds of U3O8, a portion of which are binding delivery commitments and a portion of which are deliverable at the option of the customer as further described below. Within this total, 2,047,500 pounds of U3O8 are scheduled to be delivered during the fiscal years of 2016 to 2021.

Summaries of the long-term contracts that comprise the delivery commitments are:

In February 2011, we entered into our first contract with a major United States nuclear power generating utility for the delivery of 1.0 million pounds of U3O8. The entire 1.0 million pounds of delivery obligations under this contract are binding during the life of this contract. Deliveries of U3O8 under this contract commenced in January 2016 and will conclude in fiscal year 2021. This existing contract has a weighted average price ranging between $73.00 and $75.00 per pound for deliveries made during the five year contract period between fiscal year 2016 and fiscal year 2021. The contract has a base price which is subject to bi-annual escalation over its term applying a United States price escalation index. During fiscal year 2016, 100% of sales revenue is derived from this agreement, however, in all subsequent fiscal years, this agreement comprises less than 50% of annual revenue.

In December 2014, we entered into our second contract with a major United States nuclear power generating utility. Deliveries of U3O8 under this contract will commence in fiscal year 2017 and continue through to fiscal year 2025. Up to 912,500 pounds of U3O8 will be delivered by us under this contract. Of this amount 112,500 pounds of U3O8 is a binding delivery commitment over the life of the contract, with an additional 800,000 pounds deliverable at the option of the customer in fiscal years 2021 to 2025. This contract contains a base price that is consistent with the term contract price reported by uranium industry commentators, UxC and TradeTech, during November 2014 (base price range US$45 to US$50 per pound). A fixed rate of escalation is applied to the base price on a quarterly basis over the term of the contract, commencing in the first quarter of 2015. While the agreement is completely separate and independent from the February 2011 agreement, the customer is the same and the agreements are related, as the December 2014 agreement was negotiated at the same time as the customer agreed to delivery timing changes under the February 2011 agreement.

In August 2015, we announced the entry into our third and fourth contracts with United States nuclear power generating utilities for the delivery of up to an additional 1,935,000 pounds of U3O8 between fiscal year 2017 and fiscal year 2025. Of this amount 1,185,000 pounds of U3O8 are binding delivery commitments over the life of the contracts, with an additional 750,000 pounds deliverable at the option of the customers in fiscal years 2022 to 2025. Pricing for the contracts is consistent with prices reported by uranium industry commentators, during the first half of 2015 and is subject to a fixed rate of quarterly escalation. While the two agreements are separate and independent, and with different legal entity counterparties, the counterparties share a common ultimate parent company.

We continue to negotiate additional product sales contracts with various counterparties and plan to enter into term contracts for an additional 1.0 to 2.0 million pounds of U3O8 for delivery over the next five years. On March 11, 2016 we announced the signing of our fifth contract which is with a major European utility. The fifth long term contract signed by Peninsula is for binding delivery of 4.0 million pounds of U3O8 over a 10-year period commencing at the end of 2020. This contract contains a base price that is consistent with the term contract price reported by uranium industry commentators, UxC and TradeTech, during the 4th quarter of 2015 (base price range US$45 to US$50 per pound). This agreement also contemplates increasing the quantity to 50% of annual Lance production from 2026 onwards. Terms relating to the increased quantities are to be negotiated in 2022 when prevailing market conditions are forecast to be more favourable.

In the event we are in breach of any delivery commitments under our long-term contracts, the counterparties in each case have several remedies they may pursue. These include: deferral of defaulted delivery obligations to a later period with any appropriate adjustments to price paid resulting from the delay; the aggregate deliverable amount under the contract may be reduced by the defaulted amount with no additional penalty; we may be required to source elsewhere the deliverable U3O8 and bear any additional costs or expenses above the price payable to us under the contract; the customer may choose to source the amount of the defaulted delivery on the spot market or from other suppliers, holding us responsible for any excess cost between the price paid in the open-market and the amount payable under our contract; or the customer may choose to terminate the contract.

Our customer base comprises four nuclear power generating utilities located in western industrialized countries (one United States utility has executed two agreements with us). We believe that entry into long term agreements with nuclear power generating utilities in industrialized countries provides us with a solid committed revenue base and that utilities located in these advanced economies have a very low risk of default under long term agreements.

Entry into these contracts provides us with a very strong initial committed revenue stream during the initial years of uranium extraction. The weighted average price for deliveries to be made between 2016 and 2020 across these contracts is US$59 per pound U3O8, a price that is substantially above current reported spot and term prices for U3O8.

By having our own internal sales and marketing team, we are able to deal directly with the procurement office of the various nuclear power generating utilities without the need for intermediaries. Not only does this reduce overall sales and marketing costs, it also enables our executive management to meet face to face with their counterparts from the utilities. Over the past four years, our marketing efforts have focused on increasing the market’s knowledge of our company and introducing our plans with North American and European utilities to the market in order to put ourselves in a position to participate in the nuclear fuel procurement processes of these utilities prior to uranium extraction commencing at our projects.

Principal Asset

Our operations and principal activities consist of the exploration for and commercial extraction of uranium. Our flagship asset is the Lance Projects, an ISR uranium extraction mine which commenced operation in December 2015, We made our first delivery under an existing term contract on January 4, 2016 comprised solely of borrowed material. While uranium extraction commenced in early December 2015, extraction at the Lance Projects is still being ramped-up toward Stage 1 design rates and an immaterial quantity of uranium had been extracted to the end of December 2015. In order to meet a January 4, 2016 delivery commitment under an existing term contract, we borrowed uranium in January 2016 from another producer which will be repaid from Lance Projects production during calendar year 2016. Using this borrowed material, we completed a sale under this existing term contract with a value of $4.9 million (50,000 pounds U3O8 at a price of US$69 per pound).

Since the initial injection of O2 and CO2 at the first header house unit on December 2, 2015, production well flow-rates are meeting expectations and substantially confirming the permeability of the ore body, a key risk factor in ISR operations. Extraction is still early in the ramp-up phase as the second header house came online on January 27, 2016 and the third header house came online on April 15, 2016. The fourth header house is expected to come online during June 2016 and the remaining header houses are forecast to progressively come online during the second half of the 2016 calendar year. Stage One full production will see up to seven header houses in simultaneous operation.

The minimum target level of sodium bicarbonate (NaHCO3) rates in the operating header houses was first reached on March 10, 2016. Since that date the uranium head grade has consistently increased by an average of 3.3% per day during the 6 week period following this date (170% over this 6 week period) across both header houses, substantially confirming the solubility of the uranium and consistent with expectations drawn from the results of pre-operation leach testing performed between 2009 and 2012.

During the March 2016 quarter 9,134 pounds U3O8 were recovered from the Lance Projects, the bulk of which has been recovered since March 10, 2016. Regular transportation of uranium rich resin to the Irigaray processing facility for final stripping, drying and packaging commenced during the March 2016 quarter. With the minimum level of sodium bicarbonate (NaHCO3)  in the operating wells having been reached and the corresponding increase in the rate of uranium recovery, we expect to report significantly more recovered uranium in the June 2016 quarter.

Lance Projects, Wyoming

The Lance Projects are being mined via the ISR mining method. Development and ramp-up of the Lance Projects is planned to occur in three distinct stages.

Funding for construction of Stage 1 of the uranium extraction development plan was secured following the $69.3 million private placement financing and rights offering, which we completed in February 2015. Proceeds from the placement and rights offering were used to fund construction (of which the central processing plant and first header house was completed in November 2015) and initial Stage 1 ramp-up at the Lance Projects. Further funding was secured in in April 2016 when we entered into convertible loan agreements with major shareholders Resource Capital Fund VI L.P. (RCF VI) and Pala Investments Ltd (Pala) for a total of US$15 million. The majority of the proceeds from the convertible loan agreements is being used for general well field development activities at the Lance Projects. Timing of development of Stages 2 and 3 will be driven by uranium market conditions, which will be dictated primarily by the willingness of United States and Western European nuclear power generating utilities to enter into new term contracts at prices consistent with the current term contract price of US$44 per pound U3O8. We will commence construction of Stages 2 and 3 respectively when it is probable that additional term contracts can be entered into with United States and Western European nuclear power generating utilities over and above our existing term contracts. While uranium prices are a factor that will be taken into consideration, the predominant market condition driving our business will be our ability to enter term contracts with nuclear power generating utilities.

We believe that the scalable three stage development plan provides us with low and globally competitive all-in sustaining cash costs, which is confirmed through scoping studies completed for the Lance Projects. Our all-in sustaining cash costs include operating costs, permitting and regulatory compliance, site supervision and administration, replacement of depleted wellfields to maintain the rate of uranium extraction planned during each respective stage, ad valorem and state taxes, environmental surety bonds and royalties. Sales and marketing, exploration and delineation drilling, capital expenditure to initially attain the planned rate of uranium extraction at each stage, costs of finance, and corporate overheads are excluded. Our all-in sustaining cash cost is a non-IFRS measure.

We are the largest permitted uranium mineral rights holder in the north-east section of the Powder River Basin in Wyoming, USA. Our central processing plant has been licensed by the United States Nuclear Regulatory Commission to produce up to 3.0 million pounds U3O8 per annum. We have strategically kept capacity available within Stage 3 of our central processing plant. We intend to market this surplus capacity to other uranium mineral holders in the Powder River Basin with an expectation that we will be able to secure an ownership interest in new uranium mineral properties, thereby increasing our overall mineral holdings. If we are unable to do this, we may perform processing activities for other holders of uranium mineral properties in our central processing plant for profit under toll milling service agreements.

In-Situ Recovery Mining

The ISR process is dramatically different from conventional mining techniques. The ISR technique avoids the movement and milling of significant quantities of rock and ore and also avoids the creation of mill tailing waste associated with more traditional mining methods. It is generally more cost-effective and environmentally less intrusive than conventional mining and processing. Historically, the majority of U.S. uranium production resulted from either open pit surface mines or underground mining.

ISR uranium mining is a form of solution mining in which uranium is removed from sandstone formations. The process exploits the same chemical process responsible for the original deposition of uranium in the host rocks and accounts for 46% of primary U3O8 production globally.

ISR uranium mining and processing consists of two steps: (i) recovery of uranium from mineralized sandstone host rock via the cycling of recovery solutions; and (ii) processing of the uranium-rich solution into U3O8. The diagram below represents the ISR mining process.

Lixiviant is injected into the ore-bearing sandstone through a series of injection wells. As the recovery solution moves through the formation and contacts the ore, uranium is oxidized and mobilized. The pregnant recovery solution is then transported upwards by extraction wells and conducted via pipeline to the central processing plant.

Wells are arranged in a seven-spot pattern consisting of six injection wells surrounding one extraction well. The geometry may be modified slightly to fit the specific characteristics of the ore body. Injection and recovery wells have identical construction and completion methods, enabling the flow direction to be reversed and allowing for optimization of uranium recovery or groundwater restoration as required. The wellfield areas are surrounded by a ring of monitor wells in the same horizon as the mining wells. Monitor wells have been installed in both the overlying and underlying water-bearing zones. All monitor wells are regularly sampled to ensure the injected lixiviant remains within the mining aquifer and wellfield areas. Buried pipelines conduct injection and recovery fluids between the wellfields and the header houses and the central processing plant.

At the Lance Projects central processing plant during Stage 1, recovery fluid, or pregnant lixiviant, is being transferred to ion exchange columns. Here uranium-specific resin strips the uranium complexes from the lixiviant, with positively charged uranium in the pregnant lixiviant attracted to negatively charged resin beads. Loaded resin (i.e., resin beads that are rich in uranium) is the output from processing at the Lance Projects site during Stage 1. The loaded resin is transported by road from the Lance Projects site to a third party uranium processing plant for further processing under a toll milling agreement signed in June 2015. The rate that we pay under the agreement varies depending on annual volume processed and ranges from US$4.00 to US$8.00 per pound U3O8. At the third party processing plant, loaded resin is loaded into the elution circuit where a concentrated brine solution will be used to remove the uranium and regenerate the resin. The resulting eluate runs through a precipitation circuit where the addition of hydrogen peroxide will precipitate a uranium oxide slurry. The slurry is then thickened, filtered, and dried to produce dry U3O8; which is then be packaged in sealed containers for shipment. Use of a third party processing facility adds approximately US$2.00 to US$4.00 per pound of U3O8 to the cost of  uranium extraction than would otherwise be the case if the processing was undertaken by us.

For Stages 2 and 3 at the Lance Projects, the toll milling agreement will cease. Stage 2 of the Lance Projects will see the addition of elution, precipitation, drying and packaging functionality at the Lance Projects’ central processing plant. As the central processing facility at the Lance Projects is licensed to produce up to 3.0 million pounds of U3O8 per annum, no additional permitting is required to construct the central processing plant expansions for Stages 2 and 3. Upon commissioning of Stage 2, loaded resin will be conveyed from the ion exchange columns to the elution circuit within the Lance Projects central processing plants where a concentrated brine solution will be used to remove the uranium and regenerate the resin. The resulting eluate will then run through a precipitation circuit where the addition of hydrogen peroxide will precipitate a uranium oxide slurry. The slurry will then be thickened, filtered, and dried to produce dry U3O8; this will then be packaged in sealed containers for shipment. U3O8 produced from the Lance Projects processing facility in Stages 2 and 3 will be in its final saleable form, fit for delivery pursuant to term contracts that we have entered into.

During Stage 1, the ion exchange columns are designed to handle a flow rate up to 3,750 gallons per minute and extract 500,000 to 700,000 pounds per annum of uranium from the lixiviant processed by the ion exchange columns where uranium contained within the lixiviant is attracted to the opposite charged resin beads. Loaded resin containing 500,000 to 700,000 pounds of uranium per annum (left hand side of the above picture) will be transported by road to a third party processing facility for U3O8 recovery (right hand side of the above picture) and processing into saleable U3O8. Upon completion of construction of Stage 2, both uranium extraction and U3O8 recovery will be undertaken at the Lance Projects central processing plant.

The central processing plant has a fully licensed capacity to process up to 3.0 million pounds U3O8 per annum.

During recovery of the lixiviant from the extraction wells, more lixiviant is recovered than is injected. The difference between the recovered and injected lixiviant - the so-called “production bleed” - establishes a hydraulic gradient toward the extraction wells, reducing the risk of lixiviant transgressing from the controlled wellfield area and providing greater hydraulic control of the wellfields.

Permitting

Peninsula has in place all of the material licenses and permits required to enable construction and operation of the Lance Projects and the sale of the U3O8 resulting therefrom. Key permits and licenses that we have been granted are:

  the Underground Injection Control Permit (Class I) issued by the Wyoming Department of Environmental Quality on April 13, 2011;

  the Air Quality Permit issued by the Wyoming Department of Environmental Quality on September 13, 2011;

  the Permit to Mine issued by the Wyoming Department of Environmental Quality on November 16, 2012;

  the Safety Evaluation Report issued by the United States Nuclear Regulatory Commission on February 28, 2013;

  the Aquifer Exemption issued by the United States Environmental Protection Agency on May 15, 2013;

  the final Supplemental Environmental Impact Statement issued by the United States Nuclear Regulatory Commission on February 28, 2014; and

  the Source Material and By-product License issued by the United States Nuclear Regulatory Commission on April 24, 2014, allowing the Lance Projects to process up to 3.0 million pounds per annum of U3O8.

As part of the four year permitting process, baseline data collected for the project included:

  surface and ground water quality and quantity;

  meteorological data (wind speed and direction, temperature, evaporation, rainfall rates, etc.);

  vegetation (including a threatened and endangered plant species evaluation);

  wildlife (including a threatened and endangered wildlife species evaluation);

  soils and geology;

  archeology and historic evaluation;

  air quality and a visibility and noise assessment; and

  wetlands delineation.

The pre-operational conditions are a regular component of the Source Material and By-product License issued by the United States Nuclear Regulatory Commission, and establish specific conditions to be met prior to commencing uranium extraction. Submissions on all pre-operational license conditions were made to the United States Nuclear Regulatory Commission. During the pre-operational site inspections by the United States Nuclear Regulatory Commission that occurred in November 2015, the United States Nuclear Regulatory Commission reviewed and determined that we have satisfied the remainder of the outstanding conditions. We received the United States Nuclear Regulatory Commission’s authorization to begin in-situ uranium recovery operations at the Lance Projects in early December 2015.

Specialized Skill and Knowledge

We rely on specialized skills and knowledge to gather, interpret and process geological and geophysical data, successfully permit and then design, build and operate extraction facilities and numerous additional activities required to extract uranium. We have employed a strategy of contracting consultants and other service providers to supplement the skills and knowledge of our permanent staff in order to provide the specialized skills and knowledge to undertake our uranium operations effectively.

Government Regulations

Our operations at the Lance Projects in Wyoming and exploration projects at the Karoo Projects in South Africa are subject to extensive laws and regulations which are overseen and enforced by multiple federal, state and local authorities. These laws govern exploration, development, production, exports, various taxes, labor standards, occupational health and safety, waste disposal, protection and remediation of the environment, protection of endangered and protected species, toxic and hazardous substances and other matters. Uranium minerals exploration and extraction is also subject to risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Compliance with these laws and regulations may impose substantial costs on us and will subject us to significant potential liabilities. Changes in these regulations could require us to expend significant resources to comply with new laws or regulations or changes to current requirements and could have a material adverse effect on our business operations.

Mineral exploration operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated, causing an adverse effect on our business operations. Mineral exploration operations are subject to federal and state laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mineral exploration operations are also subject to federal and state laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted; no assurance can be given that such permits will be received. Environmental standards imposed by federal and state authorities may be changed and any such changes may have material adverse effects on our activities.

As of the date hereof, other than with respect to the costs associated with our permitting and licensing activities (which were considerable) and also the posting of performance surety at the Lance Projects, we have not been required to spend material amounts on compliance with environmental regulations. However, we may be required to do so in future and this may affect our ability to expand or maintain our operations. Environmental regulation is discussed in further detail in the Environmental Regulation section.

United States

Currently, we are required to comply with applicable environmental protection laws and regulations and licensing and permitting requirements, and we anticipate that we will be required to continue to do so in the future. The material laws and regulations within the United States that we must comply with are the National Environmental Protection Act, Atomic Energy Act, Uranium Mill Tailings Radiation Control Act of 1978, or UMTRCA, Clean Air Act, Clean Water Act, Safe Drinking Water Act, Federal Land Policy Management Act, National Park System Mining Regulations Act, and the State Mined Land Reclamation Acts or State Department of Environmental Quality regulations, as applicable.

Uranium mining in Wyoming is subject to dual licensing regulation by United States Nuclear Regulatory Commission and the Wyoming Department of Environmental Quality. The United States Nuclear Regulatory Commission regulates the export of uranium from the United States by a system of licensing in accordance with United States foreign policy and regulates the movement of nuclear materials within the United States. As such, we are required to comply with the Atomic Energy Act, as amended by UMTRCA, by applying for and maintaining a source material license from the United States Nuclear Regulatory Commission. Uranium operations must conform to the terms of such license, which include provisions for protection of human health and the environment from endangerment due to radioactive materials. The license encompasses protective measures consistent with the Clean Air Act and the Clean Water Act.

In January 2015, the United States Environmental Protection Agency issued proposed revisions to CFR Part 192 of UMTRCA. See “Business Overview – Environmental Regulation – Proposed Rule Change to UMTRCA”.

South Africa

As an exploration company with assets in South Africa, our operations hold a right to mine and/or prospect in accordance with the Minerals and Petroleum Resources Development Act, 2002, Act No 28 of 2002, or MPRDA, and its associated Mining Charter. This legislation aims to promote equitable access to the nation’s mineral resources, expand opportunities for historically disadvantaged South Africans who would like to participate in the South African mining industry, advance social and economic development, and create an internationally competitive and efficient administrative and regulatory regime, based on universally accepted principles and consistent with common international practice that mineral resources are part of a nation’s patrimony.

The Mineral Regulation Branch was created when the Mineral Development Branch was restructured following the promulgation of the MPRDA. The functions of the Mineral Regulation Branch are to:

  administer the MPRDA and other applicable legislation to ensure the granting of prospecting and mining rights in terms of the MPRDA;

  promote mineral development including urban renewal, rural development and Black Economic Empowerment;

  address past legacies with regard to derelict and ownerless mines and enforce legislation regarding mine rehabilitation by means of regulated environmental management plans; and

  co-ordinate and liaise with national, state and local government structures for efficient governance.

A review of the South African mining industry’s level of compliance with the requirements of the Mining Charter was commissioned by the Department of Mineral Resources in South Africa.

The purpose of the MPRDA is, amongst others, to transform the mining and production industries in South Africa. In order to ensure effective transformation in this regard, the Act requires the submission of the Social and Labor Plan, or SLP, as a pre-requisite for the granting of mining or production rights.

The SLP requires applicants for mining and production rights to develop and implement comprehensive Human Resources Development Programs, Mine Community Development Plans, Housing and Living Conditions Plans, Employment Equity Plans, and Processes to save jobs and manage downscaling and/or closure.

The Company holds Certificates of Registration with the National Nuclear Regulator of South Africa as a member state of the International Atomic Energy Agency.

The nuclear sector in South Africa is mainly governed by the Nuclear Energy Act 1999, Act 46 of 1999 and the National Radioactive Waste Disposal Institute Act, Act 53 of 2008. These acts are administered by the Department of Energy.

Royalties

Wyoming

We are required to pay various state and local taxes related to uranium extraction and the ownership of property. These taxes will be in the form of severance, ad valorem and real property taxes.

Royalties based on sales of uranium will be paid to the state under the state mineral lease at the Lance Projects and to royalty interest owners on private land. Royalties under the fee mineral leases are variable and generally range from 4.5% to 6.5%. The state mineral leases typically carry the standard 4.0% or 5.0% royalty.

Additionally, maintenance fees will be paid to the United States Department of Interior Bureau of Land Management, or BLM, and payments made to the state for the state leases.

South Africa

The legislation which deals with royalties’ payable in the mining industry in South Africa is the Mineral and Petroleum Resources Royalty Act 28 of 2008 and the Mineral and Petroleum Resources Royalty (Administration) Act 29 of 2008. These Acts apply to mining operations and not to prospecting operations. In this instance, there is no royalties’ payable on the prospecting operations pursuant to the prospecting rights held by us or our subsidiaries, nor are there any encumbrances attaching to these prospecting rights which are apparent at this time. All of the prospecting fees which are payable by the holders of the stated prospecting rights have been paid to date.

Environmental Regulation

General

Exploration, development and extraction activities are subject to certain environmental regulations which may prevent or delay the continuance of our operations. In general, our mining, exploration and extraction activities are subject to certain federal and state laws and regulations relating to environmental quality and pollution control. Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Specifically, we are subject to legislation regarding emissions into the environment, water discharges, and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires facility sites to be abandoned and reclaimed to the satisfaction of state and federal authorities. Compliance with these laws and regulations has not had a material effect on our operations or financial condition to date.

Proposed Rule Change to UMTRCA

In January 2015, the US EPA issued proposed revisions to regulations promulgated in 40 Code of Federal Regulations Part 192 under the Uranium Mill Tailings Radiation Control Act of 1978. The proposed rule would revise the US EPA’s regulations for in-situ recovery that produce uranium by injecting and extracting a solution that dissolves the uranium from the porous minerals in which it is found. In-situ uranium production represents an increasing share of uranium production and poses special groundwater protection challenges compared with conventional uranium production because, according to the US EPA, it solubilizes and mobilizes 13 naturally occurring constituents — including arsenic, barium, cadmium, chromium, lead, mercury, selenium, silver, nitrate (as nitrogen), molybdenum, radium, total uranium and gross alphaparticle activity — that might be mobilized by the oxygenated water used in the in-situ process changing the geochemistry within the aquifer containing the uranium deposit. If geochemistry and groundwater conditions are not restored after in-situ operations cease or the restoration is not stable over time, the groundwater in aquifers surrounding the wellfield may become contaminated.

Part 192.53 of the proposed rule would require in-situ uranium mine operators to implement a groundwater monitoring program that will: (i) establish pre-mining water quality; (ii) monitor during mine unit operations to detect groundwater impacts; (iii) monitor the progress of groundwater restoration after the mine unit is no longer operating; (iv) monitor aquifer conditions after restoration and during the stabilization process; and (v) provide for long-term monitoring of groundwater conditions (the US EPA has proposed 30 years) after stabilization.

If the rule is implemented as written, each proposed in-situ facility would be required to fully characterize the groundwater chemistry throughout the site and along the site boundaries. Characterization is already required, but the proposed rule alters the specific requirements to increase the time, effort and record keeping involved. Following the end of mining operations, the current requirement is to restore the site and monitor it for approximately six months to demonstrate the success of the restoration before beginning the decommissioning process. Our current compliance cost and closure cost estimates are based on the existing regulation where we comply with the following monitoring requirements:

  Pre-operational monitoring: measuring background groundwater concentrations and establishing initial regulatory approved restoration goals;

  Operational monitoring: monitoring to detect any excursions of contaminated groundwater to adjacent aquifers, either beside, above, or below the exempted aquifer;

  Restoration monitoring: monitoring to document the progress of restoration through groundwater sampling; and

Post-restoration stability monitoring, conducted after restoration efforts have ended to establish that wellfield groundwater characteristics are stable and meet restoration goals (at least 6 months).

Under the proposed rule change, post-restoration stability monitoring are expanded whereby long-term stability monitoring and statistical analyses would be required to show that the concentration of each monitored constituent is not increasing with time and that the concentration is not statistically different from the restoration goals.

In addition, the rules would require mine operators to maintain the necessary facilities to resume restoration activities during the entire long-term monitoring period should groundwater conditions deteriorate. The effect of this proposed rule change, if implemented, would cause United States uranium in-situ mines, including those operated by us, to put in place long-term monitoring programs following restoration of depleted mining wellfields and to maintain treatment facilities during the entire closure and long-term monitoring phases. The proposed rule change adds two and a half years of monitoring and statistical analysis to the current requirement to demonstrate that the restoration was successful and that the chemistry in the monitoring wells has reached stability. Once three-year stability monitoring period has ended, the propose rule requires an additional 30-year monitoring period. This would significantly increase annual compliance and closure costs incurred by us.

We, along with other uranium in-situ mining companies in the United States, have made submissions to the United States Environmental Protection Agency strenuously arguing that the proposed rule should not be implemented; however, there can be no assurance that our submissions will be successful in preventing the proposed rule change from being passed. The passage of the proposed rule change could adversely affect the feasibility of conducting our planned operations and our financial performance. Although the timing of a final decision by the US EPA is uncertain, it could come before the summer of 2016.

Wyoming

Waste Disposal

The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, affect mineral exploration and extraction activities by imposing regulations on the generation, transportation, treatment, storage, disposal and cleanup of hazardous wastes and on the disposal of non-hazardous wastes. Under the auspices of the United States Environmental Protection Agency, or EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements.

CERCLA

The federal Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes joint and several liability for costs of investigation and remediation and for natural resource damages, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release into the environment of substances designated under CERCLA as hazardous substances. These classes of persons or potentially responsible parties include the current and certain past owners and operators of a facility or property where there is or has been a release or threat of release of a hazardous substance (as identified by CERCLA) and persons who disposed of or arranged for the disposal of such hazardous substances found at such a facility. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover the costs of such action. We may also in the future become an owner of facilities on which hazardous substances have been released by previous owners or operators. We may in the future be responsible under CERCLA for all or part of the costs to clean up facilities or property at which such substances have been released, and for natural resource damages.

Air Emissions

Our operations are subject to state and federal regulations for the control of emissions of air pollution. Major sources of air pollutants are subject to more stringent, federally imposed permitting requirements. Administrative enforcement actions for failure to comply strictly with air pollution regulations or permits are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require us to forego construction, modification or operation of certain air emission sources.

Clean Water Act

The Clean Water Act, or CWA, imposes restrictions and strict controls regarding the discharge of wastes, including mineral processing wastes, into waters of the United States, a term broadly defined. Permits must be obtained to discharge pollutants into federal waters. The CWA provides for civil, criminal and administrative penalties for unauthorized discharges of hazardous substances and other pollutants. It imposes substantial potential liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal and administrative penalties, and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters. In addition, the EPA has promulgated regulations that require us to obtain permits to discharge storm water runoff. In the event of an unauthorized discharge of wastes, we may be liable for penalties and costs.

Underground Injection Control Permits

The federal Safe Drinking Water Act creates a nationwide regulatory program protecting groundwater. This act is administered by the EPA. However, to avoid the burden of dual federal and state (or Indian tribal) regulation, the Safe Drinking Water Act allows for the Underground Injection Control, or UIC, permits issued by states (and Indian tribes determined eligible for treatment as states) to satisfy the UIC permit required under the Safe Drinking Water Act under two conditions. First, the state’s program must have been granted primacy. Second, the EPA must have granted, upon request by the state, an aquifer exemption. The EPA may delay or decline to process the state’s application if the EPA questions the state’s jurisdiction over the mine site.

South Africa

A South African law requirement, as stated in the MPRDA, is for all prospecting rights to be accompanied by a prospecting work program and an environmental management plan. The prospecting work program and the environmental management plan govern the actions and controls applied when commencing prospecting activities on a property. Companies are required to supply a prescribed form of financial provision to cover any potential shortfall in rehabilitation costs upon closure (or pre-closure) of prospecting operations. The prescribed forms of financial provision for the purposes of rehabilitation pursuant to the terms of the MPRDA include bank guarantees, direct bank deposits into an account designated by the Department of Mineral Resources in South Africa or an approved contribution to a trust fund designated for such purposes.

C.               Organizational Structure

The organizational structure of our operating entities is set forth below.

D.               Property, Plant and Equipment

Properties

Our core assets are the Lance Projects in Wyoming, USA, and the Karoo Projects in South Africa.

Lance Projects, Wyoming

Overview

The Lance Projects are located on the northeast flank of the Powder River Basin, Wyoming, in the United States. The Lance Projects were originally explored in the 1970s as part of a joint venture, the NuBeth JV, between Nuclear Dynamics Inc., Bethlehem Steel Corporation, and later, Pacific Power & Hydro. From 1970 to 1979, the NuBeth JV discovered thirteen zones of substantial uranium mineralization associated with an extensive system of roll-fronts.

The Lance Projects area covers over 46 miles² within which there is a combined 190 linear miles of stacked uranium roll-fronts, held by Strata Energy. Exploration drilling during 2008-2012 has confirmed significant uranium mineralization.

The geological sequence in the vicinity of the Lance Projects comprises Cretaceous marine and marginal marine-fluvial sediments belonging successively to the Pierre Shale Formation, Fox Hills Formation, and Lance Formation. Within the Lance Projects area, mineralization primarily occurs within the upper Fox Hills sandstones and within the overlying Lance Formation sandstone.

Uranium occurrences were found in the Lance Formation as early as 1952. Most of the samples collected in the 1950s from surface outcrops assayed 200-300 parts per million U3O8, a level considered sub-economic at the time. The area did not receive further attention until the uranium boom of the mid-1970s. In the 1970s, geological studies and anomalous radioactivity observed during oil-field drilling indicated favorable conditions for substantial uranium mineralization in the Lance Formation. From 1970 to 1979, the NuBeth JV drilled approximately 4,700 holes in the Lance Projects area, identifying thirteen mineralized zones associated with an extensive system of roll-fronts.

Historic exploration activities in the Lance Projects area:

1971	Nuclear Dynamics begins exploration drilling at the Lance Projects;

1978	NuBeth JV formed;

1978	The NuBeth JV develops and operates a pilot-plant-scale ISR operation in the south-central portion of what is now the Ross Permit Area within the Lance Projects. Operations ceased in 1979;

2008	Strata Energy acquires land covering most of the Lance Projects area. Confirmation drilling of historic mineralization plus exploration drilling begins;

2009	Strata Energy continues with exploration and development drilling and acquires the complete NuBeth database; and

2010-2013	Ongoing exploration and project development drilling.

Land Tenure

The Lance Projects are located in Crook County, northeastern Wyoming, approximately six miles north of the town of Moorcroft and extending over a strike length of 23 miles (north) and a strike width of five miles. The area is bounded by the Little Powder River (to the west) and the Belle Fourche River (east). Within the Project area, there are several existing land uses including agriculture (crop production and livestock grazing), oil extraction, recreation, communication and power lines, and a road network.

Within the Lance Projects area, mineral and access rights are held by Strata Energy; surface ownership comprises deeded agreements with private landowners, the State of Wyoming, federal lands managed by the BLM and properties owned by Strata Energy. The mineral (sub-surface) and access (surface) rights are held in the name of Strata Energy. As at May 20, 2016, Strata Energy held approximately 24,581 acres in private land surface access agreements, approximately 10,078 acres in private land mineral rights, approximately 12,757 acres in federal mining claims mineral rights and surface access agreements and approximately 10,690 acres in state lease mineral rights and approximately 1,229 acres in state lease surface access agreements.

In order to retain our mineral and surface access rights (private, state and BLM), we are required to pay periodic maintenance fees, no more frequently than annually. These annual fees are based on a rate per acre of between US$1.00 to US$5.00 per acre under respective leases or claims. After the commencement of uranium extraction from a leased or claimed area, the amount of maintenance fee payable to each lessor each year is offset against the uranium extraction royalty payable to the lessor (see Business - Royalties – Wyoming for a description of royalties). Failure to pay maintenance fees may result in loss of land surface access or mineral rights.

Geological Setting

The Lance Projects are located on the eastern periphery of the Powder River Basin and on the western margin of the Black Hills uplift. Rocks within the Lance Projects area comprise mostly flat-lying Cretaceous sediments that are draped over faulted basement rocks. The Black Hills monocline is the main structural feature in the Lance Projects area.

The geological sequence in the vicinity of the Lance Projects comprises Cretaceous marine and marginal marine-fluvial sediments belonging successively to the Pierre Shale Formation, Fox Hills Formation, and Lance Formation. Tertiary coal-bearing Fort Union sediments cap the sequence towards the west.

In the area of the Ross Permit Area, the Fox Hills Formation consists of upper and lower sandstone units separated by 30-50 feet of intervening shale. The lower sandstone unit consists of off-shore marine and transitional-marine shale, siltstone, and fine-grained sandstone and is not known to contain uranium. The upper unit consists of uranium-bearing sandstone together with thinly-bedded mudstone and siltstone. Within the Lance Projects area, mineralization primarily occurs within the upper Fox Hills sandstones and within the overlying Lance Formation sandstone. The foregoing tectonic map shows the location of the Lance Projects.

Local Geology

Rocks formed in the area of the Ross Permit Area include units of the Fox Hills and Lance Formations that represent the last major regression of the interior Cretaceous Sea which is recorded in the upward transition from the marine Pierre Shale to the marginal marine sedimentary rocks of the lower Fox Hills.

The Lance sandstones range from 3 to 150 feet (1 to 50 meters) in thickness. Lance mudstones commonly contain degraded plant debris. Thin interchannel muddy sandstones are interlayered with thicker sandstones.

In the western parts of the Lance Projects area, the Lance Formation is overlain by the Tertiary Fort Union Formation consisting of fluvial sandstones and flood-plain mudstones that contain lignite (coal) and lignitic shale.

Structural contour mapping on the top of the basal shale unit of the lower Fox Hills was constructed using 300-surveyed drill holes in the Ross Permit Area. No significant structural features (e.g. faulting or folding) are evident. The formations dip consistently at 1-1.5 degrees towards the west and south-west.

Mineralization

The Lance Formation is a described geological occurrence in the Powder River Basin. Our mineral properties are called the “Lance Projects” as they are located at the site of the geological occurrence of the same name.

The Lance Projects are roll front deposits. Roll fronts are geological structures formed in sandstone aquifers through which uranium-bearing groundwater flows. Uranium and other metals dissolved in the ground water—such as molybdenum, vanadium, selenium, and arsenic— precipitate out when the groundwater crosses an oxidation/reduction barrier in the sandstone.

Uranium was introduced into the Upper Cretaceous rocks of the lower Fox Hills and Lance Formations in the Lance Projects area in the mid-to-late Tertiary period (15 million to 30 million years ago). Epigenetic roll front uranium deposits were emplaced by uranyl-bearing groundwater. The source of the uranium is thought to have been the uranium-rich volcanic rocks that covered the whole of north- eastern Wyoming about 20 million years after the deposition of the sedimentary sequence.

Analysis of core at the area of the Lance Projects showed that the primary elements associated with the uranium are molybdenum, selenium, and vanadium. The distribution of these elements (and uranium) is definitive of the direction of the chemical potential which gives rise to the traditional roll front geometry and is indicative of the extent, direction-of-movement, and oxidizing strength of solutions active during formation of the roll front. The best grades and thicknesses of mineralization are typically developed in clean, relatively thick sandstones.

Across the Lance Projects, the average depth of mineralization is from 530 feet (162 meters) below surface. Depths of mineralization become gradually deeper towards the west and southwest due to the shallow dipping nature of the host sandstones.

Significant mineralization at the Lance Projects has been determined from the results of 6,988 exploration drill holes comprised of 4,738 exploration holes drilled in the 1970s and early 1980s by the previous holders of the Lance Projects and a further 2,250 exploration holes drilled by Peninsula between 2008 and 2012.

Drilling and Other Exploratory and Development Activities

During the last three fiscal years, we drilled the following wells at the Lance Projects:

Fiscal Year Ended	Number of Holes	Number of Feet	Project Area
June 30, 2013
Exploration Holes (drilled DN 384)	312	315,760	KAA
Wells (drilled DN 384)	47	29,475	KAA
Exploration Holes (Re-Abandoned and Reprobed)	22	11,260	RPA
Exploration Holes (Re-Abandoned and not Reprobed)	49	25,995	RPA
Delineation Holes (drilled)	188	97,095	RPA
Wells (drilled Ross Permit Area)	20	9,195	RPA
Total	638	488,780
June 30, 2014
Exploration Holes (drilled DN 384)	-	-	KAA
Wells (drilled DN 384)	-	-	KAA
Exploration Holes (Re-Abandoned and Reprobed)	14	7,475	RPA
Exploration Holes (Re-Abandoned and not Reprobed)	77	45,455	RPA
Delineation Holes (drilled)	59	29,350	RPA
Wells (drilled Ross Permit Area)	12	5,840	RPA
Total	162	88,120
June 30, 2015
Exploration Holes (drilled DN 384)	-	-	KAA
Wells (drilled DN 384)	-	-	KAA
Exploration Holes (Re-Abandoned and Reprobed)	-	-	RPA
Exploration Holes (Re-Abandoned and not Reprobed)	311	170,290	RPA
Delineation Holes (drilled)	19	8,960	RPA
Wells (drilled Ross Permit Area)	61	28,952	RPA
Total	391	208,202

Where:

“RPA” refers to the Ross Permit Area;

“KAA” refers to the Kendrick Amendment Area;

“Exploration Holes (drilled DN 384)” refers to exploration drilling activity within in the mineral property in an area other than the Ross Permit Area;

“Wells (drilled DN 384)” refers to the drilling of wells used for groundwater monitoring purposes within in the mineral property in an area other than the Ross Permit Area;

“Exploration Holes (Re-Abandoned and Reprobed)” refers to historic exploration drill holes where we re-entered the drill hole with logging equipment and subsequently re-abandoned the drill hole after completion of logging;

“Exploration Holes (Re-Abandoned and not Reprobed)” refers to historic exploration drill holes that were located and abandoned without carrying out any data logging;

“Delineation Holes (drilled)” refers to exploration drilling undertaken within an area of the mineral properties where previous drilling had identified uranium mineralization and additional drilling was undertaken to increase geological information in that area; and

“Wells (drilled Ross Permit Area)” refers to monitor wells drilled within the Ross Permit Area within the mineral properties that are used for groundwater monitoring purposes.

The Kendrick Amendment Area borders and is adjacent to the existing fully permitted Ross Permit Area. In March 2015, an application to the United States Nuclear Regulatory Commission and the Wyoming Department of Environmental Quality was made to amend the existing Ross permit to incorporate the Kendrick Amendment Area within the Ross permit. Amendments and extensions to existing permit areas are common practice for uranium ISR mines in Wyoming and surrounding states. The amendment request has been made to provide new mining areas in future after the Ross Permit Area has been depleted. With the focus on completion of pre-operational inspections for the commencement of uranium extraction at Lance Projects, the commencement of the review by the United States Nuclear Regulatory Commission of the Kendrick Amendment Area submission was deferred until after uranium extraction had commenced in early December 2015. During the March 2016 quarter the United States Nuclear Regulatory Commission notified Strata Energy that the application to amend Source Materials License SUA-1601 is complete and has been accepted for detailed technical and environmental review. The target timetable published by the United States Nuclear Regulatory Commission indicates that the amendment would be issued during the 2017 calendar year.

Metallurgical Testing

Prior to commencing construction of the Lance Projects, we engaged independent third party laboratories to carry out leach testing on 35 core samples between August 2009 and June 2013. The primary aim of tests that were undertaken was to demonstrate that uranium mineralization at the Lance Projects is capable of being solubilized using conventional in-situ recovery methods. This testing also allowed for testing the relative effectiveness of various concentrations of reagents in the lixiviant, most notably bicarbonate and oxygen. A secondary aim of the leach tests is to determine that the specific sample result is generally representative of the ore zone that it is collected from.

Results of leach testing confirmed that uranium mineralization is capable of being solubilized using conventional in-situ recovery methods. The peak solution grade was 462 milligrams per litre (compared to the peak solution grade of 45 milligrams per litre used in the scoping studies) and percentage recovery of uranium ranged from 38.3% to 84.5% (compared to 52.3% recovery used in the scoping studies). Lixiviant optimisation tests completed in June 2013 resulted in an average rate of uranium recovery of 64.7% . All tests were run for 30 to 70 pore volumes, which is not representative of life of mine optimal pore volumes, as a number of the tests were terminated whilst still in economic grade.

Exploration Plans

During the next two to three years, exploration activities at the Lance Projects will be focused on the Ross Permit Area within the Lance Projects. Exploration activities will be comprised of drilling of perimeter monitor wells, delineation wells and mining wells. All perimeter monitor wells for Mine Unit 1 at the Ross Permit Area were installed during the first half of the 2015 calendar year. Perimeter monitor wells for Mine Unit 2 are planned to be completed during the second half of the 2015 calendar year. Drilling of perimeter monitor wells for Mine Units 3 and 4 are planned for 2017.

Delineation wells in Mine Units 2, 3 and 4 are planned to be drilled at or about the same time as the perimeter monitor wells are drilled. The purpose of the delineation wells is to provide additional ore body knowledge for the purpose of detailed planning of the location and depth of mining wells within each mine unit.

After perimeter monitor wells are installed at Mine Units 2, 3 and 4, baseline water sampling and pump tests will be completed for the purpose of preparing a wellfield data package for each mine unit that will be submitted to the Wyoming Department of Environmental Quality for their consent prior to the commencement of drilling mining wells within each respective mine unit. Mining wells comprise both injection and extraction wells.

All wells drilled (perimeter monitor, delineation and mining) are logged. The information obtained from logging is used to update geological models and for operational planning purposes.

Present Activities

We received the United States Nuclear Regulatory Commission’s authorization to begin in-situ uranium recovery operations at the Lance Projects in early December 2015 and have commenced uranium extraction at the Lance Projects.

To date the extraction well flow-rates have been slightly above expectation, averaging in excess of 20 gallons per minute, the level used in our uranium extraction forecasting. These flow rates support our expectation with regard to the affirmative permeability of the ore body, a fundamental factor in any ISR operation. The process by which we establish flow-rates entails pumping and then extracting fluid from the ore body for a period of time prior to commencement of uranium extraction. This permits an assessment of flow rates and ore permeability prior to extraction in order to determine the appropriateness of the mineralized materials for extraction in an ISR operation. The flow rates to date, in part, have supported our extraction forecasting by confirming expectations with regards to permeability.

Extraction is still early in the ramp-up phase as the second header house came online on January 27, 2016 and the third header house came online on April 15, 2016. The fourth header house is expected to come online during June 2016 and the remaining header houses are forecast to progressively come online during the second half of the 2016 calendar year. Stage One full production will see up to seven header houses in simultaneous operation.

The minimum target level of sodium bicarbonate (NaHCO3) rates in the operating header houses was first reached on March 10, 2016. Since that date the uranium head grade has consistently increased by an average of 3.3% per day during the 6 week period following this date (170% over this 6 week period) across both header houses, substantially confirming the solubility of the uranium and consistent with expectations drawn from the results of pre-operation leach testing performed between 2009 and 2012.

During the March 2016 quarter 9,134 pounds U3O8 were recovered from the Lance Projects, the bulk of which has been recovered since March 10, 2016. Regular transportation of uranium rich resin to the Irigaray processing facility for final stripping, drying and packaging commenced during the March 2016 quarter. With the minimum level of sodium bicarbonate (NaHCO3) in the operating wells having been reached and the corresponding increase in the rate of uranium recovery, we expect to report significantly more recovered uranium in the June 2016 quarter.

The Central Processing Plant and well field systems are all operating as designed and expected during early uranium extraction ramp up. Sampling to date is showing the capture rate of uranium on resin in the ion exchange columns is also well in excess of expectation.

Prior to operational use of the deep disposal well, 168,000 gallons of buffer solution was injected into the deep disposal well. Flow rates during the initial buffer solution injection ranged between 80 and 120 gallons per minute, which we believe is an extremely high rate, relative to other ISR deep disposal wells in Wyoming, and much better than expected. The performance of this deep disposal well will enable us to defer the timing of additional deep disposal wells, potentially reduce the number of deep disposal wells required and lower the forecast life of mine capital expenditure.

Prior to the commencement of operations we completed all 73 monitor and selected mining wells in the first area of the Lance Projects that will be mined. An aquifer pump test was conducted during the June 2015 quarter and four rounds of baseline water samples from these wells were taken to develop site-specific ground water quality data for inclusion in the wellfield data package. Flow rates from installed wells were consistent with rates expected during uranium extraction. On July 17, 2015, we submitted the wellfield data package for the first mining area at the Lance Projects to the United States Nuclear Regulatory Commission and the Wyoming Department of Environmental Quality. Review and approval of this package by both regulatory bodies is a standard condition applied to licensed uranium ISR mining operations before they given final approval to commence uranium extraction operations from completed facilities. This approval was received in early December 2015.

The central processing plant and Ross Permit Area at the Lance Projects are fully permitted. The central processing plant is fully permitted to process up to 3.0 million pounds per annum of U3O8.

Following completion of the concrete foundations and building slabs during April 2015, the externally manufactured ion exchange columns arrived on site during the quarter ended June 30, 2015 and were installed in the central processing plant. The Administration and Workshop Building erection was also completed during the quarter ended June 30, 2015 and as at February 26, 2016 the facilities had been completed, have been commissioned and are in operation.

Other activities conducted during the fiscal year ended June 30, 2015 included:

  commencement of excavation of retention ponds;

  commencement of installation of potable water distribution piping and septic system piping;

  issuing of purchase orders for main process pumps, sodium bicarbonate system and valving;

  contracts awarded for electrical, instrumentation and control systems and the heating, ventilating, and air conditioning systems; and

  the continuation of site grading work.

Drilling of the deep disposal well commenced in March 2015 and was drilled to a target depth of 8,607 feet ahead of schedule. On conclusion of the primary drilling activity, a work-over and completion rig was mobilized to site in April 2015 to finalize completion of the well and carry out well performance tests. An 18-hour performance test of the deep disposal well demonstrated an injection rate of 35 gallons per minute, well in excess of the 20 gallons per minute requirement for Stage 1 operations. The 35 gallons per minute injection rate was achieved using a pump pressure of only 27 pounds per square inch, or psi, while the well is approved for pumping pressure of up to 1,000 psi. Simulation modelling also confirmed the expectation that the deep disposal well will be available for use for approximately 10 years.

Alongside construction and wellfield development progress, the fiscal year ended June 30, 2015 also saw significant progression in operational readiness activities. The pre-operational conditions are a regular component of the Source Material and Byproduct License issued by the United States Nuclear Regulatory Commission, and establish specific conditions to be met prior to commencing uranium extraction. During the pre-operational site inspections by the United States Nuclear Regulatory Commission that occurred in November 2015, the United States Nuclear Regulatory Commission reviewed and determined that we have satisfied the remainder of the outstanding conditions. We received the United States Nuclear Regulatory Commission’s authorization to begin in-situ uranium recovery operations at the Lance Projects in early December 2015.

Project staffing numbers continue to increase in the lead-up to the commencement of uranium extraction. As at May 20 2016, a total of 37 individuals are now directly employed on the project (excluding construction and drilling contractor personnel). Training programs have been developed for wellfield and central processing plant operations. The majority of personnel hired during the calendar year are residents of Crook County or counties close to the Lance Projects.

On July 15, 2015, we announced the acquisition for US$20,000 of the mineral rights and data package for the Hauber Project approximately 15 miles to the north-northeast of the Lance Projects. Under the terms of the acquisition, we acquired 41 mineral claims (847 acres), data for approximately 5,000 drill holes (both rotary and core) from the Hauber Project and the surrounding region, along with maps, gamma logs and chemical assay information.

Mining operations were conducted at the Hauber Project between 1957 and 1966 from an underground mine and several small open pits. Given the high historic mining grade and its proximity to the Lance Projects’ central processing plant, we have identified Hauber as a strategic regional opportunity that has the potential to be developed as a future satellite operation that could utilize the additional 700,000 pounds per annum of U3O8 processing capacity that has been licensed at the Lance Projects’ central processing plant.

However, while uranium mineralization is present on the acquired properties, exploration and delineation drilling, together technical and economic studies will be required in the future in order to determine the full potential of the acquired properties.

Schedule of Landholdings

Location/Project Name	Tenement	Number of Agreements	Percentage Held

Wyoming, USA (Strata Energy Inc.)

Private Land – Surface Access Agreement	24,581 acres	12	100%
Private Land – Mineral Rights	10,078 acres	92	100%
Federal Mining Claims – Mineral Rights	12,717 acres	791	100%
Federal– Surface Access – Grazing Lease	40 acres	1	100%
State Leases – Mineral Rights	10,690 acres	23	100%
State Leases – Surface Access	1,229 acres	4	100%
Strata Owned – Surface Access	320 acres	2	100%

Karoo Projects, South Africa

Overview

In South Africa, we hold 40 prospecting rights that comprise the Karoo Projects. We have an effective 74% interest in each of the 40 prospecting rights, with the remaining 26% held by Black Economic Empowerment partners in accordance with South African laws and regulations. The Karoo Projects are categorized into the Eastern and Western Sectors as shown in the diagram below. In the Eastern Sector, we have freehold ownership over an area of 124 mile² which covers a significant proportion of the reported mineralization and allows unlimited surface access. We have confirmed significant uranium mineralization at our Karoo Projects and are working towards preparing a feasibility study which we intend to complete by the end of 2016.

The presence of uranium in the main Karoo Basin was first noted in 1967, during radiometric logging of boreholes drilled by the Southern Oil Exploration Corporation in their search for inland oil and gas deposits. Union Carbide Exploration Corporation was the first exploration company to take an interest in the Karoo, based on the similarity of these sediments and those hosting uranium on the Colorado Plateau in the United States. During a carborne radiometric survey in 1970, uranium mineralization was discovered on the farm Grootfontein in the Beaufort West district. Follow-up operations led to the delineation of the Rietkuil deposit and submission of resource estimates to the Nuclear Development Corporation, or NUCOR, in 1972. Various exploration companies joined the subsequent ‘uranium rush’. Vast areas were taken under option by various companies including Esso Minerals Africa Inc., Johannesburg Consolidated Investments and Anglo American Corporation, amongst others and prospecting continued over a period of 17 years between 1969 and 1985.

Land Tenure

We have a 74% interest in a total of 40 prospecting rights covering 3,002 mile² of the main uranium-molybdenum bearing sandstone channels in the Karoo Basin in South Africa. The residual 26% interest remains with Black Economic Empowerment partners as required by South African law.

In South Africa, ownership of the minerals below surface is vested in the state. Through our subsidiaries Tasman Pacific Minerals Limited and Tasman Lukisa JV Company, we hold 40 prospecting rights in three provinces granted by the South African government through the Department of Mineral Resources in terms of the Mineral and Petroleum Resources Development Act, 2002 (Act No. 28 of 2002) and its regulations. Monitoring and administration of these prospecting rights is performed under the jurisdiction of the relevant regional offices of the Department of Mineral Resources in South Africa situated in the Western, Eastern and Northern Cape provinces.

We hold our interests in South Africa through two separate joint venture agreements with Black Economic Empowerment partners:

  Tasman-Lukisa JV Company (Pty) Ltd – We own 74% of the issued capital of this incorporated joint venture company which holds 35 of our 40 prospecting rights. Our relationship with our Black Economic Empowerment partner is governed through a shareholder agreement. The shareholder agreement appoints us as the manager of the joint venture company and we are responsible for day to day decision making and for funding activities through to completion of a bankable feasibility study, although we retain the ability to source funding from external parties if desired. The shareholders agreement provides for certain minority interest protection rights for the benefit of the minority shareholder. We became a party to the shareholder agreement in December 2013 through the execution of a joinder agreement following the acquisition of the South African uranium assets previously owned by AREVA and its subsidiary Uramin Inc. See “Additional Information - Material Contracts”.

  Mmakau Joint Venture – Through an unincorporated joint venture agreement, we hold a 74% participating interest in a further 5 prospecting rights. Our Black Economic Partner holds the remaining 26% participating interest. The joint venture agreement appoints us as the manager of the unincorporated joint venture and we are responsible for day to day decision making and for funding activities through to completion of a bankable feasibility study, although we retain the ability to source funding from external parties if desired. The joint venture agreement provides for certain minority interest protection rights for the benefit of the minority shareholder. See “Additional Information - Material Contracts”.

Local Geology

The main Karoo Basin, which encompasses roughly 50% of the surface of South Africa, contains the great Gondwana succession, which records an almost continuous sequence of glacial, marine, deltaic, fluvial, and aeolian sedimentary units capped by basalts and deposited from the Late Carboniferous to the Early Jurassic. The sediments accumulated in a retroarc foreland basin formed by the subduction and orogenesis along the boundary of Gondwana and the Panthalassan Sea. The Beaufort Group is distinguished from other groups by the presence of reddish mudstones, upward fining crossbedded sandstones and reptilian fossils, which are evidence of terrestrial fluvial sedimentary environments. The Karoo Projects are hosted within the Poortjie Member of the Adelaide Subgroup of the Beaufort Group.

The Adelaide Subgroup consists mainly of greenish to bluish-grey as well as greyish-purple mudstones and grey sandstones, which are represented in at least four upward-fining megacycles reflecting tectonic pulses in the source areas to the south at the time of deposition. Subdivision of the Adelaide Subgroup in the South-Western Karoo into the Abrahamskraal Formation and the Teekloof Formation is largely on the basis of these megacycle contacts and the fossil record.

Mineralization

The sandstones that make up the various formations of the Karoo uranium deposits were all deposited in a fluvial environment as channel sand or overbank deposits. They are characterized by fining-upward sequences comprising thick, laterally persistent, tabular, sheet-like sandstones as well as lenticular, generally thinner sandstones which taper rapidly. Uranium mineralization occurs preferentially in the basal sandy members of each cycle, which were deposited under more reducing conditions. Within the sandstone, uranium distribution correlates well with organic carbon although there may have been local migration into carbonate-rich solutions. The primary uranium-bearing minerals are coffinite and uraninite representing tetravalent forms in the reduced zone (organic carbon acting as the reducing Criteria Explanation agent to precipitate uranium). Several other secondary hexavalent forms of uranium minerals occur in the weathered zone. Molybdenum and, to a much lesser degree, copper and arsenic are the main associated elements, with calcite as a common gangue mineral.

Our mineralization is based on 7,230 drill holes from a database comprising 9,343 collar positions, which includes 1,245 holes drilled or re-logged by Peninsula since 2011 (including 16 diamond holes and 801 reverse circulation holes). During 2013, we completed 67 holes at the De Pannen prospect and re-logged 291 holes in the Rietkuil area.

Drilling and Other Exploratory and Development Activities

During the last three fiscal years, we drilled the following wells at the Karoo Projects:

Fiscal Year Ended	Number of Holes	Number of Feet	Project
June 30, 2013 (12 months ended)
Exploration Holes (drilled)	195	36,531	Davidskolk & De Pannen
Historic Holes (re-probed)	14	2,581	Davidskolk
Total	209	39,112

June 30, 2014 (12 months ended)
Exploration Holes (drilled)	-	-
Historic Holes (re-probed)	-	-
Total	-	-

June 30, 2015 (12 months ended)
Exploration Holes (drilled)	-	-
Historic Holes (re-probed)	217	16,091	Rietkuil
Total	217	16,091

Where:

“Exploration Holes (drilled)” refers to exploration drilling activity within in the mineral; and

“Historic Holes (re-probed)” refers to historic exploration drill holes where we re-entered the drill hole with logging equipment;

Metallurgical Testing

During 2014, we carried out metallurgical testing on uranium ore samples from our Karoo Projects at an independent laboratory in South Africa. This test work is in addition to the extensive metallurgical test work conducted by previous owners of the Karoo Projects – Uramin Inc and ESSO Minerals.

Metallurgical test work undertaken in 2014 assessed the differences between acid and alkali leaching by executing test work of both processing routes on the same sample(s). Samples were tested from five discreet ore bodies within the Karoo Projects. The results from metallurgical testing shows that the weighted average uranium recovery from acid leaching was 90.8%, which is higher than the weighted average uranium recovery from akali leaching of 83.1% .

Based on the results of the 2014 metallurgical test work, the preferred processing route for the Karoo Projects is that of acid leaching.

Exploration Plans

During the next two to three years, we plan to conduct additional exploration drilling at our Karoo Projects. The primary area of focus will be the Ryst Kuil, Haane Kuil East, De Pannen and Quaggasfontein deposits in the Eastern Sector of the Karoo Projects. We plan to drill up to 2,400 holes during this time period. The planned exploration drilling will comprise infill drilling and extension drilling. Infill drilling will reduce the spacing interval of previous exploration drill holes at these deposits in order to improve the level of confidence in the mineralization at these deposits. Extension drilling is intended to determine and (if applicable) define mineralization in the areas between the Ryst Kuil, Haane Kuil East and De Pannen deposits in the Ryst Kuil trend.

We also plan to drill up to 650 holes during the next two to three years at a number of identified deposits in the Western Sector of the Karoo Projects, focussed on the Rietkuil trend. The exploration plan for the Rietkuil trend has been based on historic drilling undertaken by previous holders of the prospecting rights in this area in the late 1970s and early 1980s. Previous holders of the prospecting rights discovered uranium mineralization in the Rietkuil trend, however, modern drilling and evaluation processes are required to evaluate and determine the extent of mineralization.

Present Activities

During the fiscal year ended June 30, 2015, we announced radiometric re-logging results at the Rietkuil project area, with gamma probing conducted at the remaining Blocks F(N), E(N) and E(S). This has delivered further very high grade results at shallow depths, returning 58 significant intersections from 217 holes re-logged during the fiscal year ended June 30, 2015. Since that date further radiometric re-logging was conducted at Blocks D(W), D(E) and A-Ext with significant interceptions returned from over half the holes probed. Overall 227 significant intersections have now been returned from a total of 481 re-logged holes since mid-2014.

These results further reinforce the shallow, high grade historic mineralization in the Rietkuil area. In addition, the re-logging of existing holes at Rietkuil continues to be successful in validating the location and grade of the mineralization that was delineated by Union Carbide Exploration Corporation in the 1970s.

Schedule of Landholdings

Location/Project Name	Tenement	Percentage Held

South Africa (Tasman Pacific Minerals Limited)
Karoo Uranium, South Africa	PR (WC) 25	74%
Karoo Uranium, South Africa	PR (WC) 33	74%
Karoo Uranium, South Africa	PR (WC) 34	74%
Karoo Uranium, South Africa	PR (WC) 35	74%
Karoo Uranium, South Africa	PR (WC) 47	74%
Karoo Uranium, South Africa	PR (WC) 59	74%
Karoo Uranium, South Africa	PR (WC) 60	74%
Karoo Uranium, South Africa	PR (WC) 61	74%
Karoo Uranium, South Africa	PR (WC) 80	74%
Karoo Uranium, South Africa	PR (WC) 81	74%
Karoo Uranium, South Africa	PR (WC) 127	74%
Karoo Uranium, South Africa	PR (WC) 137	74%

Location/Project Name	Tenement	Percentage Held
Karoo Uranium, South Africa	PR (WC) 151	74%
Karoo Uranium, South Africa	PR (WC) 152	74%
Karoo Uranium, South Africa	PR (WC) 153	74%
Karoo Uranium, South Africa	PR (WC) 154	74%
Karoo Uranium, South Africa	PR (WC) 156	74%
Karoo Uranium, South Africa	PR (WC) 158	74%
Karoo Uranium, South Africa	PR (WC) 162	74%
Karoo Uranium, South Africa	PR (WC) 167	74%
Karoo Uranium, South Africa	PR (WC) 168	74%
Karoo Uranium, South Africa	PR (WC) 170	74%
Karoo Uranium, South Africa	PR (WC) 177	74%
Karoo Uranium, South Africa	PR (WC) 178	74%
Karoo Uranium, South Africa	PR (WC) 179	74%
Karoo Uranium, South Africa	PR (WC) 180	74%
Karoo Uranium, South Africa	PR (WC) 187	74%
Karoo Uranium, South Africa	PR (WC) 188	74%
Karoo Uranium, South Africa	PR (WC) 207	74%
Karoo Uranium, South Africa	PR (WC) 208	74%
Karoo Uranium, South Africa	PR (WC) 228	74%
Karoo Uranium, South Africa	PR (WC) 257	74%
Karoo Uranium, South Africa	PR (EC) 07	74%
Karoo Uranium, South Africa	PR (EC) 08	74%
Karoo Uranium, South Africa	PR (EC) 09	74%
Karoo Uranium, South Africa	PR (EC) 12	74%
Karoo Uranium, South Africa	PR (EC) 13	74%
Karoo Uranium, South Africa	PR (NC) 330	74%
Karoo Uranium, South Africa	PR (NC) 331	74%
Karoo Uranium, South Africa	PR (NC) 347	74%

Non-Core Assets

Raki-Raki Fiji

The Raki-Raki Gold Project is located in the north of VitiLevu, the largest of the Fijian islands and consists of three main gold prospects, Qalau, 4300E and Tataliya Ridge. We hold a 50% interest in these prospects, the other 50% is held by the operator, Geopacific Resources Limited. There has been negligible exploration activity on these prospects for several years.

Head Office

Our head office is located in leased premises of approximately 3,907 square feet at Unit 17, Level 2, 100 Railway Road, Subiaco, Western Australia 6008. We began occupying these leased premises on July 31, 2013. The monthly base rent is $21,628.75 per calendar month. The lease is for a five year term, expiring on July 31, 2018. We have the option to renew the lease for a further five year period by serving notice to the landlord of our intention to renew the lease not more than six months and not less than three months before the lease expiry date. The monthly base rent is subject annual escalation at a fixed rate of 5.0% per annum, applicable on each anniversary date of the lease.

ITEM 4A.      UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this registration statement on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this registration statement on Form 20-F, particularly those in the section of this registration statement on Form 20-F entitled “Risk Factors”. The consolidated general purpose financial statements of the consolidated group have been prepared in accordance with the requirements of the Australian Corporations Act, International Accounting Standards and other authoritative pronouncements of the International Accounting Standards Board (IASB).

International Accounting Standards set out accounting policies that the IASB has concluded would result in a financial report containing relevant and reliable information about transactions, events and conditions. Material accounting policies adopted in the preparation of this financial report are presented below and have been consistently applied unless otherwise stated.

Our financial statements for the fiscal years ended June 30, 2015 and June 30, 2014 are presented in Australian dollars and have been prepared in accordance with IFRS.

Overview

Under SEC Industry Guide 7 we are an exploration stage company as we don’t currently have any proven and probable reserves under Industry Guide 7 standards. See “Cautionary Note to United States Investors”.

We are an exploration stage uranium company with our primary assets being the Lance Projects in Wyoming, USA and the Karoo Projects in South Africa. We recently completed construction and commissioning and are now extracting uranium from our flagship project, the Lance Projects, located in Wyoming, USA. We are in the exploration stage at our Karoo Projects in South Africa where we have confirmed significant uranium mineralization and are working towards preparing a feasibility study which we intend to complete by the end of calendar year 2016. We intend for the Karoo Projects to be our second uranium project providing us with potential optionality for greater exposure to uranium prices in the future.

The Lance Projects are operated by our wholly-owned U.S. subsidiary Strata Energy, and are being mined via the ISR method. The Karoo Projects will be mined via conventional open cut and decline mining method. ISR is the generally accepted extraction technology used by other companies with uranium mines in the Powder River Basin where the Lance Projects are located. Uranium produced via the ISR process has a cost advantage over other uranium projects that mine uranium by open cut mining or underground mining methods. Compared to traditional open cut and underground mining methods, ISR projects have a lower up front capital cost and are able to directly access the ore body without incurring the cost and time required for waste stripping or ore body access development. We commenced uranium extraction from the Lance Projects in December 2015. While uranium extraction commenced in early December 2015, extraction at the Lance Projects is still being ramped-up toward Stage 1 design rates and an immaterial quantity of uranium had been extracted to the end of December 2015. In order to meet a January 4, 2016 delivery commitment under an existing term contract, we borrowed uranium in January 2016 from another producer which will be repaid from Lance Projects production during calendar year 2016. Using this borrowed material, we completed a sale under this existing term contract with a value of $4.9 million (50,000 pounds U3O8 at a price of US$69 per pound).

We also believe that the Karoo Projects may, in the future, significantly add to our aggregate uranium mineralized deposits and uranium extraction capacity. We have established a dedicated sales and marketing team in order to market and sell the uranium that we expect to extract from the Lance Projects and eventually, from the Karoo Projects, directly to nuclear power generating utilities under long-term uranium contracts.

The Lance Projects are located on the northeast flank of the Powder River Basin, in Wyoming, USA. The Lance Projects area covers over 46 miles2 within which there is a combined 190 linear miles of stacked uranium roll-fronts, held by our wholly-owned subsidiary, Strata Energy. Exploration drilling during 2008-2012 has confirmed significant uranium mineralization. Unlike most ISR projects, this uranium mineralization is located on contiguous landholdings that we control. This allows us to develop the Lance Projects in a cost-effective manner, without having to incur infrastructure and facility development costs that would otherwise be required if our landholdings were not contiguous.

The scalable uranium extraction development plan for the Lance Projects is planned to occur in three distinct stages.

We believe a scalable uranium extraction development plan significantly reduces the initial funding required to initiate sustainable uranium extraction at the Lance Projects, decreases the volume of uranium needed to be contracted and allows us to defer most of the planned uranium sales contracts until such time as the uranium price is more attractive. Funding for construction of Stage 1 of the uranium extraction development plan was secured following the $69.3 million financing completed in February 2015. Proceeds from the placement and rights offering were used to fund the remaining construction (which commenced in January 2015 and completed in November 2015) and initial Stage 1 ramp-up at the Lance Projects. All construction and initial wellfield activities were completed on schedule to enable the commencement of uranium extraction from the Lance Projects in December 2015. Timing of development of Stages 2 and 3 will be driven by uranium market conditions, which will be dictated primarily by the willingness of United States and Western European nuclear power generating utilities to enter into new term contracts at prices consistent with the current term contract price of US$44 per pound U3O8. We will commence construction of Stages 2 and 3 respectively when it is probable that additional term contracts can be entered into with United States and Western European nuclear power generating utilities over and above our existing term contracts. While uranium prices are a factor that will be taken into consideration, the predominant market condition driving our business will be our ability to enter term contracts with nuclear power generating utilities.

We believe that the scalable three stage development plan provides us with low and globally competitive all-in sustaining cash costs, which is confirmed through scoping studies completed for the Lance Projects. Our all-in sustaining cash costs include operating costs, permitting and regulatory compliance, site supervision and administration, replacement of depleted wellfields to maintain the rate of uranium extraction planned during each respective stage, ad valorem and state taxes, environmental surety bonds and royalties. Sales and marketing, exploration and delineation drilling, capital expenditure to initially attain the planned rate of uranium extraction at each stage, costs of finance, and corporate overheads are excluded. Our all-in sustaining cash cost is a non-IFRS measure.

Construction of Stage 1 central processing plant and the first header house unit at the Lance Projects was completed in November 2015 and the second header in January 2016. The central processing plant for Stage 1 consists of ion exchange columns with capacity to process 3,750 gallons per minute of flow from wellfields comprised of seven header house units. Elution, precipitation, drying and packaging circuits are not being installed during Stage 1, with these processes outsourced to another uranium processing facility in Wyoming under a toll milling agreement.

Following completion of Stage 1 construction of the central processing plant we received final consent from the United States Nuclear Regulatory Commission to commence operations in early December 2015 and the central processing plant is now receiving uranium rich lixiviant from the wellfields into the installed ion exchange columns where the uranium is transferred to resin beads. Resin beads loaded with uranium are then transferred by road to another uranium processing facility in Wyoming for processing under a toll milling agreement into U3O8.

The toll milling agreement will cease when we complete construction of Stage 2 at the Lance Projects at which point our business will include elution, precipitation, drying and packaging circuits. Stage 2 construction will also double the installed ion exchange capacity to process 7,500 gallons per minute of flow from wellfields comprised of fourteen header house units.

To date the extraction well flow-rates have been slightly above expectation, averaging in excess of 20 gallons per minute, the level used in our uranium extraction forecasting. These flow rates support our expectation with regard to the affirmative permeability of the ore body, a fundamental factor in any ISR operation. The process by which we establish flow-rates entails pumping and then extracting fluid from the ore body for a period of time prior to commencement of uranium extraction. This permits an assessment of flow rates and ore permeability prior to extraction in order to determine the appropriateness of the mineralized materials for extraction in an ISR operation. The flow rates to date, in part, have supported our extraction forecasting by confirming expectations with regards to permeability.

Extraction is still early in the ramp-up phase as the second header house came online on January 27, 2016 and the third header house came online on April 15, 2016. The fourth header house is expected to come online during June 2016 and the remaining header houses are forecast to progressively come online during the second half of the 2016 calendar year. Stage One full production will see up to seven header houses in simultaneous operation.

The minimum target level of sodium bicarbonate (NaHCO3) rates in the operating header houses was first reached on March 10, 2016. Since that date the uranium head grade has consistently increased by an average of 3.3% per day during the 6 week period following this date (170% over this 6 week period) across both header houses, substantially confirming the solubility of the uranium and consistent with expectations drawn from the results of pre-operation leach testing performed between 2009 and 2012.

During the March 2016 quarter 9,134 pounds U3O8 were recovered from the Lance Projects, the bulk of which has been recovered since March 10, 2016. Regular transportation of uranium rich resin to the Irigaray processing facility for final stripping, drying and packaging commenced during the March 2016 quarter. With the minimum level of sodium bicarbonate (NaHCO3) in the operating wells having been reached and the corresponding increase in the rate of uranium recovery, we expect to report significantly more recovered uranium in the June 2016 quarter.

The central processing plant and well field systems are all operating as designed and expected during early uranium extraction ramp up. Sampling to date is showing the capture rate of uranium on resin in the ion exchange columns is also well in excess of expectation.

Prior to operational use of the deep disposal well, 168,000 gallons of buffer solution was injected into the deep disposal well. Flow rates during the initial buffer solution injection ranged between 80 and 120 gallons per minute, which we believe is an extremely high rate, relative to other ISR deep disposal wells in Wyoming, and much better than expected. The performance of this deep disposal well will enable us to defer the timing of additional deep disposal wells, potentially reduce the number of deep disposal wells required and lower the forecast life of mine capital expenditure.

We are the largest permitted contiguous uranium mineral rights holder in the north-east section of the Powder River Basin in Wyoming, USA. Our central processing plant has been licensed by the United States Nuclear Regulatory Commission to produce up to 3.0 million pounds of U3O8 per annum. We have strategically kept residual capacity of Stage 3 available within our central processing plant. We intend to market this surplus capacity to other uranium mineral holders in the Powder River Basin with an expectation that we will be able to secure an ownership interest in new uranium mineral properties, thereby increasing our overall mineral holdings. If we are unable to do this, we may perform processing activities for other holders of uranium mineral properties in our central processing plant for profit under toll milling service agreements.

We believe the size of our contiguous mineralized deposits improves our marketing position with nuclear power generating utilities that are seeking reliable long-term supply of uranium concentrate under long-term contracts. Even though we have only recently commenced mining at the Lance Projects, we have successfully secured long-term contracts requiring delivery of our product over a five-year period, with options for delivery over the following four years as well.

Under existing long-term contracts that we have entered into with U.S. nuclear energy utilities, we have total delivery commitments , between fiscal years 2016 and 2025 of up to 3,847,500 pounds of U3O8, a portion of which are binding delivery commitments and a portion of which are deliverable at the option of the customer as further described below. Within this total, 2,047,500 pounds of U3O8 are scheduled to be delivered during the fiscal year period of 2016 to 2021.

Summaries of the long-term contracts that comprise the delivery commitments are:

In February 2011, we entered into our first contract with a major United States nuclear power generating utility for the delivery of 1.0 million pounds of U3O8. The entire 1.0 million pounds of delivery obligations under this contract are binding during the life of this contract. Deliveries of U3O8 under this contract commenced in January 2016 and will conclude in fiscal year 2021. This existing contract has a weighted average price ranging between $73.00 and $75.00 per pound for deliveries made during the five year contract period between fiscal year 2016 and fiscal year 2021. The contract has a base price which is subject to bi-annual escalation over its term applying a United States price escalation index. During fiscal year 2016, 100% of sales revenue is derived from this agreement, however, in all subsequent fiscal years, this agreement comprises less than 50% of annual revenue.

In December 2014, we entered into our second contract with a major United States nuclear power generating utility. Deliveries of U3O8 under this contract will commence in fiscal year 2017 and continue through to fiscal year 2025. Up to 912,500 pounds of U3O8 will be delivered by us under this contract. Of this amount 112,500 pounds of U3O8 is a binding delivery commitment over the life of the contract, with an additional 800,000 pounds deliverable at the option of the customer in fiscal years 2021 to 2025. This contract contains a base price that is consistent with the term contract price reported by uranium industry commentators, UxC and TradeTech, during November 2014 (base price range US$45 to US$50 per pound). A fixed rate of escalation is applied to the base price on a quarterly basis over the term of the contract, commencing in the first quarter of 2015. While the agreement is completely separate and independent from the February 2011 agreement, the customer is the same and the agreements are related as the December 2014 agreement was negotiated at the same time as the customer agreed to delivery timing changes under the February 2011 agreement.

In August 2015, we announced the entry into our third and fourth contracts with United States nuclear power generating utilities for the delivery of up to an additional 1,935,000 pounds of U3O8 between fiscal year 2017 and fiscal year 2025. Of this amount 1,185,000 pounds of U3O8 are binding delivery commitments over the life of the contracts, with an additional 750,000 pounds deliverable at the option of the customers in fiscal years 2022 to 2025. Pricing for the contracts is consistent with prices reported by uranium industry commentators, during the first half of 2015 and is subject to a fixed rate of quarterly escalation. While the two agreements are separate and independent, and with different legal entity counterparties, the counterparties share a common ultimate parent company.

We continue to negotiate additional product sales contracts with various counterparties and plan to enter into term contracts for an additional 1.0 to 2.0 million pounds of U3O8 for delivery over the next five years. On March 11, 2016 we announced the signing of our fifth contract which is with a major European utility. The fifth long term contract signed by Peninsula is for binding delivery of 4.0 million pounds of U3O8 over a 10-year period commencing at the end of 2020. This contract contains a base price that is consistent with the term contract price reported by uranium industry commentators, UxC and TradeTech, during the 4th quarter of 2015 (base price range US$45 to US$50 per pound). This agreement also contemplates increasing the quantity to 50% of annual Lance production from 2026 onwards. Terms relating to the increased quantities are to be negotiated in 2022 when prevailing market conditions are forecast to be more favourable.

In the event we are in breach of any delivery commitments under our long-term contracts, the counterparties in each case have several remedies they may pursue. These include: deferral of defaulted delivery obligations to a later period with any appropriate adjustments to price paid resulting from the delay; the aggregate deliverable amount under the contract may be reduced by the defaulted amount with no additional penalty; we may be required to source elsewhere the deliverable U3O8 and bear any additional costs or expenses above the price payable to us under the contract; the customer may choose to source the amount of the defaulted delivery on the spot market or from other suppliers, holding us responsible for any excess cost between the price paid in the open-market and the amount payable under our contract; or the customer may choose to terminate the contract.

Our customer base comprises four nuclear power generating utilities located in industrialized western countries (one United States utility has executed two agreements with us). We believe that entry into long term agreements with nuclear power generating utilities in industrialized countries provides us with a solid committed revenue base and that utilities located in these advanced economies have a very low risk of default under long term agreements.

Entry into these contracts provides us with a very strong initial committed revenue stream during the initial years of uranium extraction. The weighted average price for deliveries made between 2016 and 2020 across these contracts is US$59 per pound U3O8, a price that is substantially above current reported spot and term prices for U3O8.

By having our own internal sales and marketing team, we are able to deal directly with the procurement office of the various nuclear power generating utilities without the need for intermediaries. Not only does this reduce overall sales and marketing costs, it also enables our executive management to meet face to face with their counterparts from the utilities. Over the past four years, our marketing efforts have focused on increasing the market’s knowledge of our company and introducing our plans with North American and European utilities to the market in order to put ourselves in a position to participate in the nuclear fuel procurement processes of these utilities prior to uranium extraction commencing at our projects.

In addition, over the past three years, we have employed a very experienced uranium ISR development and operating team. Our team is led by Mr. Ralph Knode who has over 30 years of uranium ISR experience in the United States, Central Asia and Australia. At the Lance Projects, our Vice President - Geology, Vice President - Operations and Vice President - Permitting, Regulatory and Environmental Compliance, all have over 30 years of uranium ISR experience. We believe the experience of our team differentiates us from other uranium ISR projects in the United States that are either currently in development or have recently commenced production.

The 40 prospecting rights held in our Karoo Projects benefit from being shallow mineralized deposits that have higher grades than currently producing uranium projects in Africa according to information publicly disclosed by the respective operators of the Rossing project in Namibia (average grade 280ppm), the Langer Heinrich project in Namibia (average grade 520ppm) and the Kayelekera project in Mali (average grade 750ppm). Unlike other African uranium projects, the Karoo Projects are located in reasonably close proximity to existing regional infrastructure such as roads, railways and power. As a result, when we commence development of the Karoo Projects, we expect that we will not need to incur the same level of infrastructure development costs that were incurred in Africa for other uranium projects that have been developed over the past decade, allowing us to develop the Karoo Projects in a cost-effective manner.

Business Strategy

We are an exploration stage uranium company, as defined under Industry Guide 7, and our plan is to build a uranium producing company with multiple sources of supply located in established mining economies with low cost and long life mines supported by a well recognized sales and marketing team selling our uranium directly to nuclear power generating utilities. We expect to achieve our strategy by developing our existing mineral properties, potentially acquiring additional mineral properties or operating projects and establishing ourselves as a geographically diverse supplier of uranium concentrate to nuclear power generating utilities in North America and Europe.

We have recently achieved a number of significant milestones in implementing our strategy, including:

  commencement of uranium extraction from the Lance Projects in December 2015;

  receipt of final United States Nuclear Regulatory Commission approval to commence operations at the Lance Projects in December 2015;

  completion of funding to construct and commission Stage 1 of the Lance Projects in February 2015;

  construction of the Stage 1 central processing plant completed in November 2015;

  in December 2014 and August 2015, we entered into new long-term contracts for aggregate delivery of up to 2,847,500 pounds U3O8 between 2016 and 2024;

  in 2014 and 2015, we submitted our mining license applications to the Department of Mineral Resources in South Africa for the Karoo Projects;

  completion in October 2014 of a three-stage scalable development plan for the Lance Projects;

  completion of regulatory permitting for the Lance Projects in April 2014, including regulatory approval for the central processing plant to produce up to 3.0 million pounds of U3O8 per annum; and

  in December 2012, we announced the acquisition of additional mineral properties and historical drill hole and technical data in South Africa and took effective control of the assets from this point in time, substantially increasing our mineral interests for our Karoo Projects in South Africa.

As we only commenced operation of our first operating project in early December 2015, we have not yet sourced any revenue from sales of U3O8 we have extracted. We do, however, have existing long-term contracts for the sale of U3O8. We expect sales to commence under these contracts during the second half of calendar year 2016.

Operations

We are an exploration stage uranium company that commenced operations and mineral extraction from our Lance Projects in Wyoming, USA in December 2015.

During the fiscal year ending June 30, 2015, activity at the Lance Projects focused on construction of Stage 1, namely in the first area of the Lance Projects that will be mined, the deep disposal well and the central processing plant. Significant progress was made on construction activities during the fiscal year.

Within the first area of the Lance Projects that is now being mined, all perimeter and infield monitor wells were successfully drilled and completed. This enabled the commencement of the pre-operational pump tests and baseline water sampling to be undertaken during the fiscal year.

In February 2015, we commenced drilling of the deep disposal well. The deep disposal well was successfully completed in April 2015. Operational testing of the performance of the deep disposal well, and simulation modelling, shows that the deep disposal well will accept an injection rate of at least 35 gallons per minute. This rate of injection is much higher than the rate of 20 gallons per minute required for Stage 1.

Between February 2015 and the end of June 2015, the foundations and structural building erection for the central processing plant and site administration/workshop buildings were completed. All major items of equipment such as ion exchange vessels and other storage tanks were also installed within the central processing plant during this time period. Construction of Stage 1 central processing plant and first wellfield header house was completed in November 2015. The second wellfield header house has also been constructed and commenced operations in January 2016.

Subsequent to the end of the fiscal year, during July 2015 we submitted the results of pre-operational pump tests and baseline water sampling to the United States Nuclear Regulatory Commission and the Wyoming Department of Environmental Quality for review and approval prior to the commencement of operations. This approval was received prior to the commencement of extraction in December 2015.

Activity at the Karoo Projects during the fiscal year focused on progressing activities associated with the mining license applications. These activities included the progression of the environmental management plan and the social labor plan required under South African law.

A.               Operating Results

Six Months Ended December 31, 2015 Compared to the Six Months Ended December 31, 2014

Summary

We have completed construction and commissioning of the central processing plant and initial header house well unit at the Lance projects. On December 2, 2015 we received our final regulatory approval and commenced uranium extraction operations. The following table sets forth our selected financial information for the periods indicated:

	Six months	Six months
	ended December 31,	ended December 31,
	2015	2014
Income Statement
Interest and Other Income	$140,530	$92,081
Loss for the Half-Year	(2,022,193)	(2,249,055)
Total Comprehensive Income	1,082,288	10,441,958

Cash Flow Statement
Operating Activities	(3,229,817)	(2,139,989)
Investing Activities	(31,730,091)	(6,945,951)
Financing Activities	3,519,197	11,926,665
Increase/(Decrease) in cash	$(31,440,711)	$2,840,725

We have been funding our operations to date by way of equity financings; through periodic bridge finance debt borrowings, and more recently a working capital facility.

Revenue and Other Income

	Six months	Six months
	ended December 31,	ended December 31,
	2015	2014

Interest Revenue	$52,814	$68,081
Other Income	87,536	24,000
	$140,350	$92,081

The increase is the result of a gain on disposal of our Wyoming office building of $87,536. Interest revenue remained consistent, during the six months ended December 31, 2015, $52,814 of revenue was sourced from interest income compared to $68,081 for the six months ended December 31, 2014.

As we only commenced uranium extraction on December 2, 2015, no revenue was recognized from the sale of U3O8 for the six months ended December 31, 2015 or the six months ended December 31, 2014.

Costs and Expenses

	Six months	Six months
	ended December 31,	ended December 31,
	2015	2014

Employee Benefits Expense	$(1,407,820)	$(1,155,915)
General and Administrative Expenses	(898,101)	(578,831)
Professional Fees	(398,233)	(477,208)
	$(2,704,154)	$(2,211,954)

Costs and Expenses for the six months ended December 31, 2015 were $492,200 higher than the six months ended December 31, 2014, primarily due to the establishment of our sales & marketing office and the addition of personnel in this office. The company also experienced higher investor relations costs during the half year period in the lead-up to the commencement of uranium extraction.

Expenses - Other

	Six months	Six months
	ended December 31,	ended December 31,
	2015	2014

Share-Based Payments Expense	$(960,872)	$(515,866)
Depreciation Expense	(168,678)	(105,453)
Foreign Exchange Gain/(Loss)	1,671,161	492,137
	$541,611	$(129,182)

The movement in other expenses is largely influenced by the Foreign Exchange gain of $1,671,161 (2014: gain of $492,137) as a result of restating non-Australian dollar denominated cash balances to Australian dollars as at December 31, 2015.

Share-based payments were higher through a one-off bonus issue of ordinary shares to the value of $761,000 following approval by shareholders in September 2015.

Other Comprehensive Income

	Six months	Six months
	ended December 31,	ended December 31,
	2015	2014

Exchange Differences on Translation of Foreign Operations	$3,104,481	$12,646,350

We are incorporated in, and are a resident of, Australia and report in Australian dollars. Each balance sheet date, foreign controlled entity balances denominated in non-Australian currencies are restated to equivalent Australian dollars. The gain or loss on translation is recognized as Other Comprehensive Income in the income statement.

During the six months ended December 31, 2015 we recognized a gain on Translation of Foreign Operations of $3,104,481 compared to a gain of $12,646,350 in the fiscal year ended December 31, 2014. The gain in the prior period was primarily due to the substantial decrease in value of the Australian dollar compared to the United States dollar.

Fiscal Year Ended June 30, 2015 Compared to the Fiscal Year Ended June 30, 2014

Summary

We have completed construction and commissioning and in December 2015 commenced first mineral extraction from the Lance Projects. We have not generated any revenue to date from the sale of U3O8. The following table sets forth our selected financial information for the periods indicated:

	Fiscal year	Fiscal year
	ended June 30,	ended June 30,
	2015	2014
Income Statement
Interest and Other Revenue	$232,844	$183,900
Loss for the year	(5,345,215)	(6,518,326)
Total Comprehensive Income	14,517,290	(9,629,506)

Cash Flow Statement
Operating Activities	(4,882,136)	(4,889,367)
Investing Activities	(22,035,507)	(14,508,670)
Financing Activities	39,336,751	6,617,396
Increase/(Decrease) in cash	$12,419,108	$(12,790,641)

We have been funding our operations to date by way of equity financings and through periodic bridge finance debt borrowings.

Revenue and Other Income

	Fiscal year	Fiscal year
	ended June 30,	ended June 30,
	2015	2014

Interest and Other Revenue	$232,844	$183,900

Interest and Other Revenue for the fiscal year ended June 30, 2015 was $232,844 which is higher than the $183,900 in the fiscal year ended June 30, 2014. This increase is the result of higher amounts received as interest due to higher cash holdings during the fiscal year ended June 30, 2015. During the fiscal year ended June 30, 2015, $184,844 of revenue was sourced from interest income compared to $111,900 for the fiscal year ended 2014 and $48,000 was sourced from management fees charged to a related party compared to $72,000 for the fiscal year ended 2014.

As we were still constructing our initial mining project, no revenue was recognized from the sale of U3O8 for the fiscal year ended June 30, 2015 or the fiscal year ended June 30, 2014.

Costs and Expenses

	Fiscal year	Fiscal year
	ended June 30,	ended June 30,
	2015	2014

Employee Benefits Expense	$(2,327,746)	$(2,998,975)
General and Administrative Expenses	(1,493,140)	(1,461,082)
Professional Fees	(921,806)	(527,011)
	$(4,742,692)	(4,987,068)

Costs and Expenses for the fiscal year ended June 30, 2015 were $4,742,692, a decrease of $244,376 from the $4,987,068 in the fiscal year ended June 30, 2014. Employee Benefits expenses were lower than the comparable fiscal year due to a reduced number of personnel in the corporate office as a result of a focus on reducing costs not directly associated with the development of our mineral properties. Partly offsetting this reduction is an increase in professional fees incurred for general corporate purposes.

Expenses - Other

	Fiscal year	Fiscal year
	ended June 30,	ended June 30,
	2015	2014

Finance Costs	$(780,863)	$-
Other Share-Based Payments Expense	(1,482,771)	(1,691,955)
Interest Expense	(49)	(19,108)
Depreciation Expense	(243,264)	(214,097)
Sale of Fixed Assets gain/(loss)	(12,265)	329,418
Foreign Exchange gain/(loss)	1,731,067	(48,107)
Exploration Costs written off	(47,222)	-
Impairment Expense	-	(71,309)
	$(835,367)	$(1,715,158)

Other Expenses for the fiscal year ended June 30, 2015 were $835,367, significantly lower than the $1,715,158 for the fiscal year ended June 30, 2014. During the current fiscal year, we recognized a Foreign Exchange gain of $1,731,067 (2014: loss of $48,107) as a result of restating non-Australian dollar denominated cash balances to Australian dollars as at June 30, 2015. We incurred a one-time standby debt facility establishment fee of $780,863 during the current fiscal year. The standby debt facility that was established but was not drawn upon has now expired and is no longer available.

A lower amount of accounting expense entries for previously-issued performance rights to directors and executive officers was required to be recognized during the fiscal year ended June 30, 2015 reducing the Other Share Based Payment Expense to $1,482,771. A loss on the disposal of Fixed Assets of $12,265 was incurred during the fiscal year ended June 30, 2015 following the retirement of minor items of plant and equipment in the ordinary course of business during the year. This compares to a gain made on the sale of Fixed Assets of $329,418 in the fiscal year ended June 30, 2014 which is the result of the gain made on the sale of the corporate office in Australia.

Other Comprehensive Income

	Fiscal year	Fiscal year
	ended June 30,	ended June 30,
	2015	2014

Exchange Differences on Translation of Foreign Operations	$19,862,505	$(3,111,180)

We are incorporated in, and are a resident of, Australia and report in Australian dollars. Each balance sheet date, foreign controlled entity balances denominated in non-Australian currencies are restated to equivalent Australian dollars. The gain or loss on translation is recognized as Other Comprehensive Income in the income statement.

During the fiscal year ended June 30, 2015 we recognized a gain on Translation of Foreign Operations of $19,862,505 compared to a loss of $3,111,180 in the fiscal year ended June 30, 2014. The gain on Translation of Foreign Operations in the fiscal year ended June 30, 0215 was primarily due to the substantial decrease in value of the Australian dollar compared to the United States dollar.

Fiscal Year Ended June 30, 2014 Compared to the Fiscal Year Ended June 30, 2013

Summary

We completed construction and commissioning in December 2015 and commenced first mineral extraction from the Lance Projects at that time. As of the fiscal year ended June 30, 2014 we did not generate any revenue from the sale of U3O8. The following table sets forth our selected financial information for the periods indicated:

	Fiscal year	Fiscal year
	ended June 30,	ended June 30
	2014	2013
Income Statement
Interest and Other Revenue	$183,900	$386,653
Loss for the year	(6,518,326)	(14,908,467)
Total Comprehensive Income	(9,629,506)	7,282,242

Cash Flow Statement
Operating Activities	(4,889,367)	(10,010,145)
Investing Activities	(14,508,670)	(15,985,392)
Financing Activities	6,617,396	39,338,909
Increase/(Decrease) in cash	$(12,790,641)	$13,343,372

We have been funding our operations to date by way of equity financings and through periodic bridge finance debt borrowings.

Revenue and Other Income

	Fiscal year	Fiscal year
	ended June 30,	ended June 30,
	2014	2013

Interest and Other Revenue	$183,900	$386,653

Interest and Other Revenue for the fiscal year ended June 30, 2014 was $386,653 which is lower than the $386,653 in the fiscal year ended June 30, 2013. This decrease is the result of lower amounts received as interest during the fiscal year ended June 30, 2014 as a result of lower average monthly cash balances compared to the prior year. During the fiscal year ended June 30, 2014, $111,900 of revenue was sourced from interest income compared to $386,653 for the fiscal year ended 2013 and $72,000 was sourced from management fees charged to a related party compared to $nil for the fiscal year ended 2013.

As we were still constructing our initial mining project, no revenue was recognized from the sale of U3O8 for the fiscal year ended June 30, 2014 or the fiscal year ended June 30, 2013.

Costs and Expenses

		Fiscal year	Fiscal year
		ended June 30,	ended June 30,
		2014	2013
	$
Employee Benefits Expense		(2,998,975)	$(4,089,331)
General and Administrative Expenses		(1,461,082)	(2,304,387)
Professional Fees		(527,011)	(1,531,156)
		$(4,987,068)	$(7,924,874)

Costs and Expenses for the fiscal year ended June 30, 2014 were $4,987,068, a decrease of $2,937,806 from the $7,924,874 in the fiscal year ended June 30, 2013. Employee Benefits expenses, General and Administrative Expenses and Professional Fees were all lower than the comparable fiscal year due to commencement of capitalizing development and pre-production costs at the Lance Projects from July 1, 2013.

Expenses - Other

	Fiscal year	Fiscal year
	ended June 30,	ended June 30,
	2014	2013

Finance Costs	$-	$-
Share-Based Payments Expense	(1,691,955)	(2,414,208)
Interest Expense	(19,108)	(2,554,792)
Depreciation Expense	(214,097)	(314,389)
Sale of Fixed Assets gain/(loss)	329,418	-
Foreign Exchange gain/(loss)	(48,107)	3,710
Exploration Costs written off	-	-
Impairment Expense	(71,309)	(2,090,567)
	$(1,715,158)	$(7,377,666)

Other Expenses for the fiscal year ended June 30, 2014 were $1,715,158, substantially lower than the $7,377,666 for the fiscal year ended June 30, 2013. During the 2013 fiscal year, we recognized an Impairment Expense of $2,090,567 (2014: $71,309) as a result of impairing the entire carrying value of our non-core Raki Raki gold exploration project in Fiji. From July 1, 2013 certain costs and expenses associated with the initial development and construction of the Lance Projects in Wyoming, USA, were capitalized, including directly attributable interest. Interest on the BlackRock Notes was capitalized from July 1, 2013 resulting in the decrease in Interest Expense for the fiscal year ended June 30, 2014 reducing to $19,108 from $2,554,792 in the fiscal year ended June 30, 2013.

A lower amount of accounting expense entries for previously-issued performance rights to directors and executive officers was required to be recognized during the fiscal year ended June 30, 2014 reducing the Other Share Based Payment Expense to $1,691,955. Depreciation Expense for the fiscal year ended June 30, 2014 was $214,097 which was lower than the $314,389 in the fiscal year ended June 30, 2013 following the sale of the Company’s head office location in Perth, Australia in August 2013.

Other Comprehensive Income

	Fiscal year	Fiscal year
	ended June 30,	ended June 30,
	2014	2013

Exchange Differences on Translation of Foreign Operations	$(3,111,180)	$7,626,225

During the fiscal year ended June 30, 2014 we recognized a loss on Translation of Foreign Operations of $3,111,180 compared to a gain of $7,626,225 in the fiscal year ended June 30, 2013. The loss on Translation of Foreign Operations in the fiscal year ended June 30, 2014 was primarily due to an increase in value of the Australian dollar compared to the United States dollar during the fiscal year.

B.               Liquidity and Capital Resources

Six Months Ended December 31, 2015 Compared to the Six Months Ended December 31, 2014

Our operations have been financed by proceeds primarily from issuances of ordinary shares and, more recently, a working capital facility. Our cash and cash equivalent position at December 31, 2015 was $2,826,139 compared to $21,817,233 as at December 31, 2014. We had working capital of $594,936 for the half- year ended December 31, 2015 compared to a working capital deficiency of $24,649,336 for the six months ended December 31, 2014. Our working capital at December 31, 2015 included $4,754,838 in trade and other receivables primarily consisting of cash held on deposit as surety for surety bonds and certain future environmental obligations, compared to $3,965,555 as at December 31, 2014.

Historical Sources and Uses of Cash

The following is a summary of cash provided by or used in each of the indicated types of activities:

	Six months	Six months
	ended December 31,	ended December 31,
	2015	2014

Operating Activities	$(3,229,817)	$(2,139,989)
Investing Activities	(31,730,091)	(6,945,951)
Financing Activities	3,519,197	11,926,665
Increase/(Decrease) in cash	$(31,440,711)	$(2,840,725)

Operating Activities

For the six months ended December 31, 2015, net cash used in Operating Activities was $3,229,817, consisting primarily of the cash based payments included within our net loss of $2,022,193, plus the cash cost of capitalized professional fees relating to the secondary NYSE MKT listing. This represented an increase compared to outflows of $2,139,989 for the six months ended December 31, 2014. Increased investor relations and uranium sales and marketing activities also contributed to the increased cash outflow from operating activities.

Investing Activities

Payments for mineral exploration, evaluation and development for the six months ended December 31, 2015 were $21,546,338, much greater than the $3,573,511 spent in the six months ended December 31, 2014. This increase is the result of increased activity at our Lance Projects following the finalization of project funding for Stage 1 of the Lance Projects development. Project funding was announced in December 2014 and reached full financial close in February 2015 allowing for the ramp-up of construction activities. See “Operating and Financial Review and Prospectus – Liquidity and Capital Resources – Financing Activities”.

Payments for property, plant and equipment for the six months ended December 31, 2015 were $10,225,259, again higher than the $1,926,273 spent in the six months ended December 31, 2014. This increase is also the result of increased activity at our Lance Projects as we progressed construction of Stage 1.

Financing Activities

We have financed operations through funds raised from private placements of ordinary shares, rights offerings to existing shareholders and the issuance of senior secured notes to BlackRock, which have since been retired.

In addition, in April 2016 we executed convertible loan agreements with major shareholders Resource Capital Fund VI L.P. and Pala Investments Ltd for a total of US$15 million.

Under these agreements, Resource Capital Fund VI L.P. and Pala Investments Ltd each provided us with a convertible loan facility, with participation in proportion to their existing shareholdings. The US$15 million total loan amount is comprised of a US$9.63 million convertible loan provided by Resource Capital Fund VI L.P. and a US$5.37 million convertible loan provided by Pala Investments Ltd.

Under the terms of the Convertible Note Facility, Resource Capital Fund VI L.P. and Pala Investments Ltd may elect to convert all or part of the principal amount of the Convertible Loans (including any capitalized interest) into fully paid ordinary shares at any time prior to maturity at a conversion price that is the lower of $0.80 per share or the price of any equity raised prior to repayment. The Convertible Loans bear interest at the rate of 8% per annum, payable quarterly in arrears in cash or shares at the Resource Capital Fund VI L.P and Pala Investments Ltd’s election. The Maturity Date of the Convertible Loans is April 22, 2017.

Additionally, an arrangement fee of 2% of the amount available under the Convertible Loans is also payable in cash or in fully paid ordinary shares (at the Lenders election) using a conversion price of $0.80 per share.

The Convertible Loans will be secured by a charge over certain of the assets of Strata Energy, but will be subordinated to the existing Investec Bank Plc finance facility. We will be seeking shareholder approval in respect of the security to Resource Capital Fund VI L.P and Pala Investments Ltd in accordance with ASX Listing Rule 10.1 and also the conversion shares under the Convertible Loans in accordance with section 611(7) of the Corporations Act.

On March 15, 2016 we announced the signing of a non-binding term sheet for a revenue streaming facility. The non-binding term sheet is subject to the completion of technical, operational and commercial due diligence, finalization of the negotiation of commercial terms and final approvals by the proposed provider of the revenue streaming facility and by us for entry into a binding agreement. If a binding agreement is entered into, proceeds from the revenue streaming facility will be used to fund uranium extraction growth at our Lance Projects in Wyoming, principally the construction of processing and wellfield extraction facilities for Stage 2 of the Lance Projects.

In addition, in December 2015 we entered into an agreement with Investec Bank Plc for a US$15M finance facility, or the Investec Facility. The Investec Facility serves as support financing to assist in covering inventory and other general costs over the next two years, while uranium extraction and revenue increase at the Lance Projects.

Given the contractual norms within the uranium industry of quarterly and bi-annual uranium delivery schedules under term contracts, the Investec Facility serves as a standby facility available for use if we require access to additional liquidity.

Key terms of the Investec Facility are:

  2 year secured facility;

  US$7.5m inventory finance facility which is drawable against uranium inventory delivered to the uranium conversion facilities and has a margin of USD LIBOR + 2.5%;

  US$7.5m revolving loan facility which is re-drawable and repayable at our discretion, and has a margin of USD LIBOR + 3.5%;

  Annual line fee of 2.0% and one-off establishment fee of 1.5%; and

  At current USD LIBOR rates, the all-in interest rate is less than 6% per annum over the 24 month term.

In December 2015 option holders exercised 1,967,880 PENOC listed options at $1.20 ($0.03 pre-reverse stock split) per option prior to the December 31, 2015 expiry date, to raise $2,361,456.

During the six months ended December 31, 2015:

  on August 4, 2015, we issued 740,000 (pre-reverse stock split) ordinary shares issued under a service agreement for the Lance Projects;

  on August 28, 2015, we issued 500,000 (pre-reverse stock split) ordinary shares issued under an existing employment agreement during the period;

  on September 24, 2015 shareholders voted to approve the consolidation of the Company's securities on a 1 for 40 basis. This consolidation was completed on October 1, 2015, with the result being that Company security holders now hold 1 security for every 40 securities held prior to the consolidation having taken place;

  on October 23, 2015, we issued Issue of 555,556 (post-reverse stock split) ordinary shares to the Managing Director/CEO as approved by shareholders in the Extraordinary General Meeting held on September 24, 2015;

  on October 23, 2015, we issued a total of 18,194 (post-reverse stock split) ordinary shares during the year to a director under our Salary Sacrifice Program where a portion of the director’s remuneration was paid in shares in lieu of cash payments;

  we issued 265,010 (October 23, 2015) and 54,737 (November 24, 2015) (post-reverse stock split) unlisted options to Non-Executive Directors as approved by shareholders in the Extraordinary General Meeting held on September 24, 2015 and the Annual General Meeting held on November 19, 2015 respectively; and

  on December 18, 2015, we made a drawdown of US$2,000,000 under the Investec working capital facility.

Fiscal Year Ended June 30, 2015 Compared to the Fiscal Year Ended June 30, 2014

Our operations have been financed by proceeds primarily from issuances of ordinary shares and, for a short period of time, use of a bridge finance debt facility that has now been fully repaid. Our cash and cash equivalent position at June 30, 2015 was $32,644,734 compared to $7,027,753 as at June 30, 2014. We had working capital of $32,361,092 for the fiscal year ended June 30, 2015 compared to a working capital deficiency of $3,760,030 for the fiscal year ended June 30, 2014. Our working capital at June 30, 2015 included $3,752,133 in trade and other receivables primarily consisting of cash held on deposit as surety for surety bonds and certain future environmental obligations, compared to $3,356,330 for the fiscal year ended 2014.

Historical Sources and Uses of Cash

The following is a summary of cash provided by or used in each of the indicated types of activities:

	Fiscal year	Fiscal year
	ended June 30,	ended June 30,
	2015	2014

Operating Activities	$(4,882,136)	$(4,899,367
Investing Activities	(22,035,507)	(14,508,670)
Financing Activities	39,336,751	6,617,396
Increase/(Decrease) in cash	$12,419,108	$(12,790,641)

Operating Activities

For the fiscal year ended June 30, 2015, net cash used in Operating Activities was $4,882,136, consisting primarily of the cash based payments included within our net loss of $5,345,215. Cash used in Operating Activities in the fiscal year ended June 30, 2015 of $4,882,136 is slightly lower than the $4,899,367 for the fiscal year ended June 30, 2014 and is due to lower employee benefit payments due to a reduced number of personnel in the corporate office as a result of a focus on reducing costs not directly associated with the development of our mineral properties. Offsetting this reduction is an increase in professional fees for general corporate purposes.

For the fiscal year ended June 30, 2014, net cash used in Operating Activities was $4,899,367, consisting primarily of the cash based payments included within our net loss of $6,518,326. Cash used in Operating Activities in the fiscal year ended June 30, 2014 of $4,899,367 is lower than the $10,010,145 for the fiscal year ended June 30, 2013 and is due to the commencement of capitalization from July 1, 2013 of certain costs and expenses attributable to the construction and development of the Lance Projects in Wyoming, USA.

Investing Activities

Payments for mineral exploration, evaluation and development for the fiscal year ended June 30, 2015 were $14,542,303, which is higher than the $13,352,133 spent in the fiscal year ended June 30, 2014. This increase is the result of increased activity at our Lance Projects following the finalization of project funding for Stage 1 of the Lance Projects’ development. Project funding was announced in December 2014 and reached full financial close in February 2015 allowing for the ramp-up of construction activities. See “Operating and Financial Review and Prospectus – Liquidity and Capital Resources – Financing Activities”.

Payments for property, plant and equipment for the fiscal year ended June 30, 2015 were $5,981,286, which is higher than the $2,164,112 spent in the fiscal year ended June 30, 2014. This increase is also the result of increased activity at our Lance Projects as we progressed construction of Stage 1.

Payments for mineral exploration, evaluation and development for the fiscal year ended June 30, 2014 were $13,352,133, which is generally consistent with the $13,730,931 spent in the fiscal year ended June 30, 2013. Payments for property, plant and equipment for the fiscal year ended June 30, 2014 were $2,164,112, which is higher than the $467,470 spent in the fiscal year ended June 30, 2013. This increase is the result of early construction activities at the Lance Projects during the 2014 fiscal year, including payments for the fabrication of the ion exchange columns and other long lead equipment items to be installed within the central processing plant.

Financing Activities

We have financed operations through funds raised from private placements of ordinary shares, rights offerings to existing shareholders and the issuance of senior secured notes to BlackRock, which have since been retired. In addition, in December 2015, we entered into an agreement with Investec Bank Plc for a US$15M finance facility, as detailed above.

In December 2010, in addition to completing a $21.6 million placement with Pala Investments Ltd., or Pala, we secured a $100 million equity line with Pala. Under the equity line, we could, at our discretion, over a period of five years, draw down on this facility in part or whole, subject to Pala’s approval of the use of funds. Shares issued to Pala as consideration for draw down will be priced at our 20 day volume weighted average price prior to the draw date and will include one attaching two year option for every two shares issued, where such option has an exercise price no higher than 120% of the subscription price of the shares under the relevant draw down. The facility expires in December 2015 and no drawdowns have been made under this facility.

In consideration for providing the equity line, we agreed to issue Pala a total of 3,333,333 (133,333,333 pre-reverse stock split) listed PENOC(1) options exercisable at $1.20 ($0.03 pre-reverse stock split) on or before December 31, 2015 in staged tranches. 1,555,556 (62,222,222 pre-reverse stock split) of the PENOC options were issued upon execution of the equity line agreement with the remainder to be issued in equal proportions on each of the four following anniversaries of the execution date).

In connection with a private placement financing with Pala, we entered into an agreement with Pala on December 15, 2010 where, if at any time we propose to issue any additional equity securities to any person, we must invite Pala to subscribe for such additional equity securities proposed to be issued so as to maintain their existing percentage interest in our total issued capital. This right exists while Pala has at least 10% of our total issued capital.

In connection with a private placement financing and the establishment of a bridge finance debt facility with BlackRock Financial Management Inc., or BlackRock, on December 7, 2012 we entered into an agreement with funds managed by BlackRock where, if at any time we propose to issue any additional equity securities to any person, we must invite BlackRock to subscribe for such additional equity securities proposed to be issued so as to maintain their existing percentage interest in our total issued capital. This right exists while BlackRock has at least 5% of our total issued capital.

In connection with a private placement financing and a rights offering with Resource Capital Fund VI L.P., or RCF, on December 12, 2014 we entered into an agreement with RCF where, if at any time we propose to issue any additional equity securities to any person, we must invite RCF to subscribe for such additional equity securities proposed to be issued so as to maintain their existing percentage interest in the total issued capital of the Company. This right exists for a period of four years from the date of the agreement.

During the fiscal year ended June 30, 2015:

•	on September 12, 2014, we released from restricted cash US$2,000,000 under the bridge finance debt facility;

•

in September 2014, we issued a total of 282,655 (11,306,215 pre-reverse stock split) ordinary shares to financiers and financial advisors as consideration for services provided during the year. A total of 569,444 (22,777,778 pre- reverse stock split) listed PENOC(1) options were also issued to financial advisors during the year;

•

on December 2, 2014, we issued a total of 35,482 (1,419,282 pre-reverse stock split) ordinary shares during the year to a director under our Salary Sacrifice Program where a portion of the director’s remuneration was paid in shares in lieu of cash payments;

•

on October 20, 2014, we utilized the remaining restricted cash balance of US$7,556,000 to redeem an equivalent value of notes, redemption fee and accrued interest under the bridge finance debt facility;

•	on December 23, 2014, we repaid in full the remaining drawn debt of US$15,990,828 owed under the bridge finance debt facility with BlackRock; and

•	we secured funding to construct Stage 1 of the Lance Projects as a result of the following integrated financing activities:

o

on December 16, 2014, we completed a placement of 21,000,000 (840,000,000 pre-reverse stock split) ordinary shares to raise gross proceeds of $16,800,000. As part of the placement, Resource Capital Fund VI L.P. received 10,500,000 (420,000,000 pre-reverse stock split) free listed PENOD(2) options;

o

in February 2015, we completed a rights offering to all shareholders and raised gross proceeds of $52,532,540 through the issuance of 65,665,675 (2,626,627,006 pre-reverse stock split) ordinary shares. A total of 32,832,843 (1,313,313,722 pre-reverse stock split) listed PENOD(2) options were issued for no additional consideration as part of the accelerated renounceable rights offer;

During the fiscal year ended June 30, 2014:

  between October 2013 and May 2014, we drew down a total of US$12,556,000 under the bridge finance debt facility;

  on October 28, 2014, we completed a placement of 2,000,000 (80,000,000 pre-reverse stock split) ordinary shares to raise gross proceeds of $2,000,000. Subscribers to the placement were also issued 1,000,000 (40,000,000 pre-reverse stock split) listed PENOC(1) options for no additional consideration on the same date;

  on December 19, 2013, we issued 5,162,154 (206,486,154 pre-reverse stock split) ordinary shares to Uramin Incorporated, or Uramin Inc., a subsidiary of AREVA NC, as part consideration for the acquisition of the AREVA NC uranium assets in South Africa;

  on March 14, 2014, we completed a placement of 4,032,258 (161,290,323 pre-reverse stock split) ordinary shares to raise gross proceeds of $5,000,000;

  in March and June of 2014, we issued a total of 242,708 (9,708,333 pre-reverse stock split) ordinary shares to financiers and financial advisors as consideration for services provided during the year. A total of 694,444 (27,777,778 pre-reverse stock split) listed PENOC(1) options were issued to financial advisors during the year; and

  over the course of the fiscal year, we issued a total of 126,300 (5,051,997 pre-reverse stock split) ordinary shares to directors, executive officers and employees under a salary sacrifice plan where a portion of his remuneration was paid in shares in lieu of cash payments.

During the fiscal year ended June 30, 2013:

  on July 5, 2012 we received gross proceeds of $9,137,517 from the exercise of 7,614,597 (304,583,887 pre-reverse stock split) of options;

   on July 12, 2012 we received gross proceeds of $15,000 from the exercise of 12,500 (500,000 prereverse stock split) of options;

  on July 12, 2012 we received gross proceeds of $1,473,400 through the issue of 1,227,834 (49,113,349 pre-reverse stock split) ordinary shares to institutional investors;

  on December 19, 2012 we received gross proceeds of $14,595,717 through the issue of 9,122,323 (364,892,923 pre-reverse stock split) ordinary shares and 4,743,608 (189,744,320 pre-reverse stock split) free attaching listed PENOC(1) options to two institutional investors. On the same date we issued 2,250,000 unlisted options to an institutional investor for nil proceeds. The unlisted options are exercisable at $3.20 ($0.08 pre-reverse stock split) and expire on December 31, 2017;

  on December 19, 2012 we issued 526,941 (21,077,635 pre-reverse stock split) ordinary shares to Uramin Inc. pursuant to our acquisition of the Karoo projects in South Africa;

  over the course of the fiscal year, we issued 721,724 (28,868,966) ordinary shares to employees pursuant to terms of employment agreements;

  in December 2012 and April 2013 we issued a total of 569,444 (22,777,778 pre-reverse stock split) listed PENOC(1) options were issued to financial advisors; and

  over the course of the fiscal year we issued a total of 4,275,000 (171,000,000 pre-reverse stock split) performance rights to directors, executive officers and employees pursuant to our long term incentive plan.

Notes:

(1)

PENOC options are options that are listed for trading on the ASX under the symbol “PENOC”. They entitle the option holder to purchase one ordinary share for $1.20 ($0.03 pre-reverse stock split) for a period ending on December 31, 2015.

(2)

PENOD options are options that are listed for trading on the ASX under the symbol “PENOD”. They entitle the option holder to purchase one ordinary share for $2.00 ($0.05 pre-reverse stock split) for a period ending on December 31, 2018.

Capital Expenditures

Past Capital Expenditures

We are focused on developing our Lance Projects and our Karoo Projects. As the Lance Projects are fully permitted and construction was completed in November 2015, a greater proportion of capital expenditure is currently devoted to the Lance Projects.

The following table sets forth our principal capital expenditures and divestitures for the fiscal years ended June 30, 2015,  June 30, 2014 and June 30, 2013:

	Fiscal year	Fiscal year	Fiscal year
	ended June 30,	ended June 30,	ended June 30,
	2015	2014	2013

Cash flows used for property, plant, equipment and exploration, evaluation and development of mineral properties	$20,523,589	$12,881,783	$14,198,401

During the fiscal year ended June 30, 2015, we secured financing to construct Stage 1 of the Lance Projects, with the bulk of the activity occurring during the last six months of fiscal 2015. Construction activity was comprised of progress on the central processing plant, drilling and completing the deep disposal well and installation of monitor and injection/extraction wells within the first two areas of the Lance Projects that will be mined.

Activity on the Karoo Projects during the fiscal year consisted of completion of the mining and processing scoping studies, progression of technical and metallurgical studies, re-probing of historic drill holes and submission of the Mining License Application to the Department of Mineral Resources in South Africa.

During the fiscal year ended June 30, 2014 we commenced early site construction works on the Lance Projects. The work consisted of the installation of site access roads, civil works for the central processing plant and purchase of long lead equipment (ion exchange columns and other pressure vessels for the central processing plant). The fiscal year also saw the completion of the permitting process for the Lance Projects, culminating in the issue of the final Source Material and By-product License by the United States Nuclear Regulatory Commission in April 2014.

Capital expenditure during the fiscal year ended June 30, 2014 was partly offset by the proceeds from the sale of our corporate office in Australia.

The following table sets forth acquisitions and divestments of property, plant and equipment and exploration, evaluation and development for the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013:

	Fiscal year ended	Fiscal year ended	Fiscal year ended
	June 30, 2015	June 30, 2014	June 30, 2013

Exploration	$1,408,081	$1,460,983	$1,687,488
Mineral Property Development	13,134,222	11,891,150	12,043,443
Plant and Equipment	5,981,286	2,164,112	467,470
Office Divestment	–	(2,634,461)	-
Total Capital Expenditures	$20,523,589	$12,881,783	$14,198,401

The following table provides a reconciliation from total capital expenditures to the cash flows used for investing activities for the fiscal years ended June 30, 2015, June 30, 2014 and June 30, 2013:

	Fiscal year ended	Fiscal year ended	Fiscal year ended
	June 30, 2015	June 30, 2014	June 30, 2013

Total Capital Expenditures	$20,523,589	$12,881,783	$14,198,401
Movement in deposits for exploration and environmental bonds	230,500	(960,363)	1,786,991
Payments for capitalized interest on borrowing costs	1,281,418	2,593,410	-
Cash acquired on acquisition	–	(6,160)	-
Net cash (used in) investing activities	$22,035,507	$14,508,670	$15,985,392

Present capital expenditures

We recently completed construction of Stage 1 of our Lance Projects and this activity comprised the bulk of our capital expenditure in the fiscal year ended June 30, 2015.

Development and construction activities at our Lance Projects were primarily funded from the $69.3 million financing that was completed in February 2015.

We have an obligation to fund 100% of exploration and evaluation expenditure on our Karoo Projects through to the completion of a bankable feasibility study, even though we only own 74% of the project. There is no time commitment for the completion of the bankable feasibility study, therefore we are able to solely determine the amount and extent of expenditure on the Karoo Projects at our discretion. Accordingly, we will progress activities on the Karoo Projects in the future at our discretion and to the extent that our liquidity allows. Currently, we do not have sufficient cash on hand to fund the exploration and evaluation expenditures on our Karoo Projects through to the completion of a bankable feasibility study. If we elect to proceed with all activities required to advance the Karoo Projects we would need to fund such advancement through additional equity or debt issuances and/or funding at the project level by entering into a joint-venture. Further, we may secure alternate sources of funding to assist in this progression. Alternate sources of funding may include the sale of part of our interest in the project with the proceeds from a part sale being applied to further progression of the project. Since we are able to solely determine the amount and extent of expenditure on the Karoo Projects and advance the completion of the bankable feasibility study at our discretion, we do not believe our obligation to fund activities at the Karoo Projects through completion of a bankable feasibility study would have a material effect on our liquidity or capital resources.

Capital Requirements

Our working capital of $32,361,092 at June 30, 2015, including cash of $32,644,734, is available for future operations. We estimate that our net cash requirement over the next 12 months for operations and capital expenditures (to complete construction and  ramp-up of Stage 1 uranium extraction goals at  the Lance Projects) is approximately US$34 million. Our existing cash reserves were sufficient to complete construction of and commission the central processing plant for Stage 1 and enable the commencement of uranium extraction. Our existing cash reserves are also sufficient for initial ramp-up activities that comprise commissioning of the first three header house units. We expect that anticipated revenue generated from the sale of U3O8 will fund the bulk of expenditures on operations during the 12 month period to June 30, 2016, however we expect to require additional funding for the construction of up to four header house units to complete the ramp-up to Stage 1 planned  uranium extraction rates which we expect to fund through working capital debt facilities and/or equity offerings.

We have a debt balance of $1,440,754 at June 30, 2015. This debt is comprised of certain hire purchase agreements on vehicles at the Lance Projects, a mortgage on an office building in Gillette, Wyoming, an unsecured promissory note payable in monthly installments to the United States Nuclear Regulatory Commission and the consolidation of the non-controlling interest of a shareholder loan payable to a minority joint venture partner at our Karoo Projects in South Africa. Our current debt is summarized as follows:

  Equipment Hire Purchase Agreements: Various agreements with financial institutions to provide financing for items of mobile equipment such as pick-up trucks, tractors and other similar equipment. Terms range from three to five years and the obligation is amortized by monthly repayments. The financial institution providing the finance has a fixed charge over the item of mobile equipment financed, but has no other security over the assets of the Company.

  Property Mortgage: Business loan agreement to finance the acquisition of our office building in Gillette, Wyoming. The facility runs to 2020 and is amortized through scheduled monthly repayments. The financial institution providing the business loan has a fixed and senior ranking charge over the office building as security against the loan.

  United States Nuclear Regulatory Commission Promissory Note: At the conclusion of the permitting and licensing activities for the Ross Project Area within the Lance Projects, the United States Nuclear Regulatory Commission offered to convert their final invoices into a promissory note repayable in monthly installments over a 36-month term. Due to the very attractive cost of financing offered by the United States Nuclear Regulatory Commission, the Company elected to accept the offer. The term expires in May 2017. The promissory note is unsecured.

  Minority Interest in Joint Venture Shareholder Loan – In December 2012, we signed agreements to acquire the uranium interests of AREVA SA in South Africa by acquiring the shares held in Uramin-Lukisa JV Company (Pty) Ltd. by AREVA’s wholly owned subsidiary, Uramin Inc. The acquisition was completed in December 2013 following which we now hold 74% of the issued capital of the joint venture company, Lukisa JV Company (Pty) Ltd., with the remaining 26% held by the South African based black economic empowerment company Lukisa Invest 100 (Pty) Ltd. At time of completion, existing shareholder loans owed by the joint venture company to AREVA and Uramin were acquired by Lukisa Invest 100 (Pty) Ltd. and us in proportion to our respective ownership interests. Consideration paid to acquire the loans was a total of US$2.00. In accordance with IFRS, we recognized the fair value of the portion of loans acquired by Lukisa Invest 100 (Pty) Ltd. The acquired loans are unsecured and subordinated to all other liabilities owed by the joint venture company to its creditors, including separate loans that the joint venture company owes us. Lukisa Invest 100 (Pty) Ltd. has no recourse against us or any of our subsidiaries in the event that the joint venture company is unable to repay the loans in the future. While the acquired loans are intended to be repaid to Lukisa Invest 100 (Pty) Ltd. and us from future joint venture company profits in proportion to the respective ownership interests in the joint venture company, the acquired loans meet the definition of a “financial liability” under IFRS and the corresponding fair value of the liability has been recognized.

Based on our existing debt liabilities, we have minimal leverage and believe that the state of our balance sheet affords us the ability to obtain a working capital debt facility on commercially reasonable terms and limits.

Our operating, capital and financing requirements may increase to the extent that we may not be able to either, (i) complete construction and commissioning of the Lance Projects in line with budget expectations, or (ii) secure additional uranium contracts at favorable quantities and prices. Further, the extent of operations and investment programs that we undertake, including potential acquisitions of uranium mineral interests or uranium businesses, will be dependent upon the amount of financing available to us.

Future Financings

We may over the next 12 to 24 months decide to pursue additional financing activities to carry out an accelerated expansion program at our Lance Projects, accelerate exploration, evaluation and development activities at our Karoo Projects or to acquire other uranium mineral assets or uranium related businesses. This may comprise debt financing and/or additional sales or issuances of our ordinary shares in order to raise the funds necessary to pursue opportunities and to fund our working capital.

If we decide to raise capital by issuing equity securities, the issuance of additional ordinary shares or ADS would result in dilution to our existing shareholders. There is no assurance that we will be successful in completing any financings.

As we only completed construction and commissioning activities at our Lance Projects, our first operating project, in November 2015, we expect to rely on existing cash reserves, debt and equity financing over the next 12 months until Stage 1 of the Lance Projects reaches steady state uranium extraction rates. Future market conditions will be critical for us to raise any additional funds that we may require. There is no assurance that such debt or equity financing will be available to us if and when required or on satisfactory terms.

C.               Research and Development, Patents and Licenses

Not Applicable.

D.               Trend Information

Not Applicable.

E.               Off-Balance Sheet Arrangements

In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees and financial instruments with off-balance sheet risk, such as letters of credit and surety bonds. No liabilities related to these arrangements are reflected in our consolidated balance sheet, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these arrangements.

Federal and state laws require us to secure certain long-term obligations, such as asset retirement obligations, and contractual performance. We have secured these obligations with surety bonds and we have supported our surety bonds with cash deposits.

As of June 30, 2015, we had $9,640,000 of surety bonds outstanding to secure certain reclamation and restoration obligations. Additionally, as of June 30, 2015, we had $2,629,000 of cash deposits in support of these bonds. The surety bond provider has a first ranking charge over the cash deposit amounts, but has no other security over the assets of the Company. We believe these bonds will expire without any claims or payments thereon, and accordingly we do not expect any material adverse effect on our financial condition, results of operations or cash flows therefrom.

F.               Tabular Disclosure of Contractual Obligations

Other than as disclosed below, we did not have any contractual obligations as of June 30, 2015 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as at June 30, 2015:

	Payment due by period
		Less than			More than
Contractual Obligations	Total	1 year	1 to 3 years	3 to 5 years	5 years
Long-Term Debt Obligations	$1,199,012	$207,327	$733,810	$–	$257,875
Capital (Finance) Lease Obligations	24,1742	58,777	182,965	–	–
Operating Lease Obligations	978,198	373,161	572,537	32,500	–
Purchase Obligations	13,726,420	13,726,420	–	–	–
Mineral Tenement Obligations	1,346,176	1,346,176	–	–	–
Other Long-Term Liabilities
Reflected on our Balance Sheet	–	–	–	–	–
	$17,491,548	$15,711,861	$1,489,312	$32,500	$257,875

Critical Accounting Estimates

The preparation of these financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that may affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Following are the accounting policies subject to such judgments and the key sources of estimation uncertainty that we believe could have the most significant impact on the reported results and financial position.

(i)	Impairment

The consolidated group assesses impairment at the end of each reporting period by evaluating conditions and events specific to the consolidated group that may be indicative of impairment triggers. Recoverable amounts of relevant assets are reassessed using value in use calculations which incorporate various key assumptions and estimations. Estimations are required of resource and development potential, future market prices, discount rate, exchange rates, rehabilitation, capital and production costs in order to assist in the judgment of the recoverable amount.

(ii)	Exploration and Evaluation

The consolidated group capitalizes expenditure relating to exploration and evaluation costs where they are considered to be likely to be recoverable or where the activities have not reached a stage which permits a reasonable assessment of the existence of economically recoverable resources. Capitalization of expenditure requires the consolidated group to make a judgment on the extent that expenditure on exploration and evaluation assets will likely be recovered in the future through mineral extraction or some other form of commercialization of the exploration and evaluation stage assets.

The future recoverability of capitalized exploration and evaluation costs are dependent on a number of factors, including whether the consolidated group decides to exploit the related lease itself or, if not, whether it successfully recovers the related exploration and evaluation asset through sale. Factors that could impact the future recoverability include the level of reserves and resources, future technological changes, which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

To the extent that capitalized exploration and evaluation expenditure is determined not to be recoverable in the future, profits and net assets will be reduced in the period in which this determination is made.

(iii)	Development

Development activities commence after commercial viability and technical feasibility of a project is established. Judgment is applied in determining when a project is commercially viable and technically feasible. In exercising this judgment, management is required to make certain estimates and assumptions as to the future events.

When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable resources or reserves. For ISR operations where a reserve (by definition under the relevant JORC-Code), cannot be determined until a sufficient period of economic operations have occurred, the rate of depletion shall be based on economically recoverable resources. In determining economically recoverable resources, management makes certain estimates and assumptions as to future events, including the future price of uranium.

(iv)	Taxation

Balances disclosed in the financial statements and the notes related to taxation, are based on the best estimates of directors and take into account the financial performance and position of the consolidated group as they pertain to current income tax legislation, and the directors understanding thereof. No adjustment has been made for pending or future taxation legislation.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The carrying amount of recognized and unrecognized deferred tax assets are reviewed each reporting date. Deferred tax assets, when recognized, are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are only recognized to the extent that it is probable that there are future taxable profits available against which deductible temporary differences can be utilized.

(v)	Rehabilitation and Decommissioning Provision

The ultimate cost of decommissioning and restoration is uncertain and costs can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in resources or to production rates. Changes to any of the estimates could result in significant changes to the level of provisioning required, which would in turn impact future financial results.

In recognizing the amount of decommissioning and restoration obligation at each reporting date, judgment is made on the extent of decommissioning and restoration that the consolidated group is responsible for at each reporting date. For ISR operations, this requires an assessment to be made on not only physical above ground disturbances but also on below ground disturbances in mining zone aquifers that have occurred through the use of the ISR mining method.

(vi)	Share Based Payments to employees

Share-based payment transactions, in the form of options, restricted share units and performance rights, are valued using the pricing models as outlined in Note 1(p) of the consolidated financial statements included within this registration statement on Form 20-F. Models use assumptions and estimates as inputs.

(vii)	Control Over Subsidiaries

In determining whether the consolidated group has control over subsidiaries that are not wholly owned, judgment is applied to assess the ability of the consolidated group to control the day to day activities of the partly owned subsidiary and its economic outcomes. In exercising this judgment, the commercial and legal relationships that the consolidated group has with other owners of partly owned subsidiaries are taken into consideration. While the consolidated group is not able to control all activities of a partly owned subsidiary, the partly owned subsidiary is consolidated within the consolidated group where it is determined that the consolidated group controls the day to day activities and economic outcomes of a partly owned subsidiary. Changes in agreements with other owners of partly owned subsidiaries could result in a loss of control and subsequently de-consolidation.

Upon acquisition of partly owned subsidiaries by the consolidated group, judgment is exercised concerning the value of net assets acquired on the date of acquisition. Minority owner interest share of net assets acquired, and subsequent period movements in value thereof, are disclosed as outside equity interests.

On December 18, 2013, the Company acquired a 74% interest in Lukisa JV Company (Pty) Ltd. Under the terms of the shareholders agreement in place with the holder of the 26% minority interest, the Company has judged that the Company has sufficient capability under the shareholders agreement to control the day to day activities and economic outcomes of Lukisa JV Company (Pty) Ltd. Future changes to the shareholders agreement may impact on the ability of the Company to control Lukisa JV Company (Pty) Ltd.

(viii)	Contingent Liabilities

Amounts disclosed as contingent liabilities are judgments based on commercial arrangements entered into by the consolidated group. When making judgment on contingent liabilities, consideration is given the past or future event that gives rise to a possible liability in the future and to the probability that the liability will be actually required to be settled in the future. Under the terms of the agreement to acquire a 74% interest in Lukisa JV Company (Pty) Ltd, the Company may be liable in the future to make an additional payment of US$45 million to the vendor. After assessment of the conditions that would require this payment to be made in the future, the Company has judged that this possible future payment is a contingent liability as described in Note 27 of the consolidated financial statements included within this registration statement on Form 20-F.

Change in circumstances or the future attainment of objectives may cause liabilities that are currently assessed as being contingent to be reclassified as financial liabilities.

(ix)	Fair Value of Financial Liabilities

Balances disclosed in the financial statements and notes related to financial liabilities are shown at their amortized cost or fair value. When measuring fair value of financial liabilities owed by the consolidated group to minority owners of partly owned subsidiaries within the consolidated group, judgment is made on the future maturity date of the financial instruments and the discount rate applied to future cash flow streams to determine fair value at each reporting date. The discount rate takes into account a risk factor applicable to each such financial liability on each reporting date. At the time of completion of the acquisition of the 74% interest in the Lukisa JV Company (Pty) Ltd, the Company and the holder of the 26% minority interest each acquired from the vendor certain loans owing from the Lukisa JV Company (Pty) Ltd to the vendor. The Company has recognized the value of these loans at their fair value, the basis of which is described in more detail in Note 14(c) of the consolidated financial statements included within this registration statement on Form 20-F.

The expected maturity date and discount factor applied at each reporting date may change as a result of changes in development, operations or future prospects of partly owned subsidiaries and uranium market conditions.

(x)	Treatment of Acquisitions

On December 18, 2013, the Company completed the acquisition of 74% of the Lukisa JV Company (Pty) Ltd. Lukisa JV Company (Pty) Ltd holds uranium exploration and evaluation assets in South Africa. The Company has determined that the acquisition has taken the form of an asset acquisition and not a business combination. In making this decision, the Company determined that the nature of the exploration and evaluation activities by Lukisa JV Company (Pty) Ltd did not constitute an integrated set of activities and assets that are capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants.

Furthermore, the Company has judged that given the stage of development of the assets held by Lukisa JV Company (Pty) Ltd, the acquired set of assets and processes were not capable at the time of acquisition of producing the intended output, namely the production of U3O8 in a saleable form.

New Accounting Standards for Application in Future Periods

IFRS as issued by the IASB have issued a number of new and amended Accounting Standards and Interpretations that have mandatory application dates for future reporting periods, some of which are relevant to the consolidated group. We have decided not to early adopt any of the new and amended pronouncements. Our assessment of the new and amended pronouncements that are relevant to the consolidated group but applicable in future reporting periods is set out below:

(i)	IFRS 9: Financial Instruments (December 2010) and associated Amending Standards (applicable for annual reporting periods commencing on or after January 1, 2018).

These standards will be applicable retrospectively (subject to the provisions on hedge accounting outlined below) and include revised requirements for the classification and measurement of financial instruments, revised recognition and derecognition requirements for financial instruments and simplified requirements for hedge accounting.

The key changes that may affect the consolidated group on initial application of IFRS 9 and associated Amending Standards include certain simplifications to the classification of financial assets, simplifications to the accounting of embedded derivatives, and the irrevocable election to recognize gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. IFRS 9 also introduces a new model for hedge accounting that will allow greater flexibility in the ability to hedge risk, particularly with respect to hedges of non-financial items.

Although the directors anticipate that the adoption of IFRS 9 may have an impact of the consolidated group’s financial instruments, it is impracticable at this stage to provide a reasonable estimate of such impact.

(ii)	IFRS 15: New Standard – Revenue from Contracts with Customers (applicable for annual reporting periods commencing on or after January 1, 2018).

This is a new standard whereby an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This means that revenue will be recognized when control of goods or services is transferred, rather than on transfer of risks and rewards as is currently the case under IAS 18 Revenue.

Due to the recent release of this standard, the entity has not yet made a detailed assessment of the impact of this standard.

(iii)	Annual Improvements to IFRSs 2012–2014 Cycle (applicable for annual reporting periods commencing on or after January 1, 2016).

Makes amendments to IFRS 5: Non-Current Assets Held for Sale and Discontinued Operations. Clarifies that if assets/disposal groups are reclassified from being held for sale to being held for distribution to owners, or vice versa, this is considered to be a continuation of the original plan for disposal. There will be no impact on the financial statements when these amendments are first adopted because these amendments apply prospectively to changes in the method of disposal that occur in annual periods beginning on or after July 1, 2016.

Makes amendments to IAS 19: Employee Benefits. Clarifies that high quality corporate bonds or national government bonds used to determine the discount rate for long service leave and defined benefit liabilities must be denominated in the same currency as the benefits that will be paid to the employee. There will be no impact on initial adoption of this amendment as the entity has always used national government bond rates as the discount rate in the same currency that will be used to settle the employee benefit obligations.

(iv)	Annual Improvements to IFRSs 2012–2014 Cycle :Amendments to IAS 1 (applicable for annual reporting periods commencing on or after January 1, 2016).

Makes amendments to IAS 1: Presentation of Financial Statements. These amendments affect presentation and disclosures only. Therefore on first time adoption of these amendments on July 1, 2016 comparatives will need to be restated in line with presentation and note ordering.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.               Directors and Senior Management

The following discussion sets forth information regarding our directors and executive officers as of the date of this registration statement on Form 20-F. Our Board of Directors is comprised of only one class. All of the directors will serve until the next annual general meeting of shareholders at which they are required to submit for re-election in accordance with the terms of our Constitution and the applicable provisions of the Australian Corporations Act, or until their earlier death, retirement, resignation or removal. Provided below is a brief description of our directors’ and executive officers’ business experience during the past five years:

Name	Position with Peninsula Energy Limited	Director or Officer since	Principal business activities and other principal Directorships
John Simpson, B.Sc. B.A.	Chief Executive Officer / Managing Director Executive Chairman	July 2015 October 2007 to June 2015	Executive Chairman of the Company from October 2007 to June 2015.

Appointed Chief Executive Officer and Managing Director on July 1, 2015.

Currently Non-Executive Chairman of ASX- listed Indus Energy NL.
John Harrison (2)	Non-Executive Chairman	September 2014	Recently retired Non-Executive Chairman (UK) of international advisory and broking firm RFC Ambrian Ltd and currently Non-Executive Director of unlisted UK coking coal development company, West Cumbria Mining Limited.
Richard Lockwood (1)	Non-Executive Director	July 2015	Director of London based Arlington Group Asset Management.
Warwick Grigor, B.Ec, LLB, MAusIMM, FAICD (1), (2)	Non-Executive Director	April 2005	Currently Executive Chairman and founder of Far East Capital Limited, a specialist mining company financier and corporate adviser, and Non-Executive Chairman of ASX-listed First Graphite Limited.
Evgenij Iorich, M.A.	Non-Executive Director	February 2015	Currently Vice President, Investment Team at Pala Investments Limited. Also a Non- Executive Director of TSX- listed Serinus Energy and TSX-V-listed Asian Mineral Resources.
Harrison (Hink) Barker, B.Sc, M.Sc.	Non-Executive Director	August 2015	Recently retired from Dominion Resources Inc. From 1992 to retirement in June 2015 manager responsible for the procurement of nuclear fuel and related processing steps for Dominion Resources Inc.
Mark Wheatley (Chem Eng Hons 1, MBA)(1)(2)	Non-Executive Director	April 2016	Currently Executive Chairman of ASX Listed Xanadu Mines Ltd.
Ralph Knode B. Arts (Geology)	Chief Executive Officer - Strata Energy Inc.	April 2012	Currently Chief executive officer of Strata Energy inc.
David Coyne, B.Com, CPA GradDippAppFin, MAICD	Chief Financial Officer	June 2013	Currently Chief Financial Officer of the Company.
Jonathan Whyte, B.Com, CA	Company Secretary	April 2006	Currently Secretary of the Company and Non- Executive Director and Secretary of ASX-listed Indus Energy NL.
Notes:
(1)	Member of the Company’s Audit and Risk Management Committee
(2)	Member of the Company’s Remuneration Committee

John Simpson, B.Sc. B.A. (58 years of age) – Managing Director / Chief Executive Officer

Mr. Simpson is a Science and Arts graduate from Curtin University, Western Australia. He joined the Peninsula Board in 2007 and has over 25 years of experience in the management of listed mineral companies. Mr. Simpson is currently Non-Executive Chairman of ASX-listed resource company Indus Energy NL. Previous positions held by Mr. Simpson include senior executive roles with Gindalbie Mining NL, Australian Minerals Sands NL, Panorama Resources NL and Tanganyika Gold Limited. Mr. Simpson brings to us a high level of strategic, commercial and corporate expertise.

John Harrison (67 years of age) – Non-Executive Chairman

Mr. Harrison has a wealth of experience and resource sector knowledge acquired over a 45 year career including 20 years of investment banking in London. During this time Mr. Harrison has developed an extensive international contact base advising companies across a range of commodities, including uranium. Prior to joining RFC Ambrian Ltd. Mr. Harrison was Managing Director at Numis Securities Ltd.

Mr. Harrison was previously Non-Executive Chairman (UK) of international advisory and broking firm RFC Ambrian Ltd. and is currently Non-Executive Chairman of unlisted UK coking coal development company West Cumbria Mining Limited.

Richard Lockwood (72 years of age) – Non-Executive Director

Mr. Lockwood has over 50 years’ experience in the funds management and mining investment sectors across the United Kingdom, Australia, and South Africa. Mr. Lockwood has extensive involvement with the uranium sector through institutional investment markets including founding the specialist uranium investment fund, Geiger Counter Ltd. Currently, in addition to serving on our Board as Chairman, Mr. Lockwood is a director of London-based Arlington Group Asset Management Limited and was previously a Non-Executive Director of ASX-listed uranium development company A-Cap Resources.

Mr. Lockwood was also a director of the AIM-listed uranium company Kalahari Minerals, which held a 42.74% interest in Extract Resources. Extract Resources was the owner of the Husab uranium project in Namibia. Kalahari Minerals and Extract Resources were taken over by China Guandong Nuclear Power Corporation in 2012 for US$2.0 billion.

Warwick Grigor, B.Ec, LLB, MAusIMM, FAICD (56 years of age) – Non-Executive Director

Mr. Grigor is a graduate of the Australian National University having completed degrees in law and economics and has significant experience as a mining analyst. Mr. Grigor began his career in the finance department of Hamersley Iron, and from there he moved to Jacksons, Graham, Moore and Partners where he became a respected gold mining analyst. Mr. Grigor left Jacksons, Graham, Moore and Partners to be the founding research partner at Pembroke Securities and then the Senior Analyst at County NatWest Securities. In 1991, Mr. Grigor founded Far East Capital Limited (Far East Capital), a specialist mining company financier and corporate adviser. Mr. Grigor was also a founding partner and former Chairman of Canaccord Genuity Australia Limited, an Australian-based stockbroking organization with offices in Melbourne, Sydney and Hong Kong. Mr. Grigor retired from Canaccord in October 2014 and returned to Far East Capital and is also Non-Executive Chairman of ASX-listed First Graphite Limited.

Evgenij Iorich, M.A. (34 years of age) – Non-Executive Director

Mr. Iorich is currently Vice President, Investment Team at Pala Investments Limited and has extensive experience in the natural resources sector across a broad range of commodities with a focus on M&A opportunities, operational, financial planning and corporate structuring.

Prior to joining Pala Investments Limited in 2006, Mr. Iorich was a financial manager at Mechel OAO, the metals and mining company, where his responsibilities included all aspects of budgeting and financial modelling.

Mr. Iorich graduated from the University of Zurich with a Master of Arts degree and is currently a Non-Executive Director of Toronto Stock Exchange listed Serinus Energy Inc. and TSX Venture Exchange listed Asian Mineral Resources Limited.

Harrison (Hink) Barker, B.Sc, M.Sc. (Nuclear Engineering) (67 years of age) – Non-Executive Director

Mr. Barker retired June 1, 2015 from the Generation segment of Dominion Resources with over 40 years of fossil and nuclear fuel commercial and technical responsibilities. Since 1992, Mr. Barker had been the manager responsible for Dominion Resources’s procurement of nuclear fuel and the related processing steps of conversion from U3O8 to UF6, enrichment of UF6, and fabrication of nuclear fuel assemblies.

He is a former chair of the Nuclear Energy Institute’s Utility Fuel Committee and a past member of the World Nuclear Fuel Market Board of Directors where he was the Chairman for two years. He served on an Advisory Board to American Uranium Corporation while they attempted to develop the Wyoming Reno Creek uranium deposit.

From 1975 to 1984 he worked as an engineer and supervisor in the areas of nuclear fuel quality assurance, nuclear core design, nuclear fabrication contract administration, nuclear fuel procurement, spent fuel transportation and disposal planning during a period when Dominion was building its regulated nuclear operating fleet in Virginia.

Mr. Barker holds a Bachelor of Science degree in Electrical Engineering and a Master’s in Nuclear Engineering Science both from the University of Florida.

Mark Wheatley, (Chem Eng Hons 1, MBA) (54 years of age) – Non-Executive Director.

Mr. Wheatley is an experienced resources company CEO, Non-Executive Director and Chairman with a career spanning more than 30 years in mining and related industries.

Mr. Wheatley has 10 years’ experience in the uranium industry and been involved in ISR project feasibility studies, start up, production, rehabilitation and closure. His uranium experience includes the roles of Chairman and CEO of Southern Cross Resources Inc., the operator of the Honeymoon ISR uranium project and Non-Executive Director of Uranium One Inc. and Uranium Resources Inc. He is currently Executive Chairman of Xanadu Mines Ltd.

Ralph Knode, B.Arts (Geology) (59 years of age) – Chief Executive Officer, Strata Energy, Inc.

As Chief Executive Officer for Strata Energy, our U.S.-based wholly owned subsidiary, Mr. Knode is responsible for the direction and oversight of all exploration, permitting, construction and operations activities for the Lance Projects. Since taking the helm at Strata Energy in early 2012, Mr. Knode has successfully guided us through the complex State and Federal permitting process and into construction and pre-operations activities in readiness to commence uranium extraction.

Mr. Knode holds a Bachelor of Arts in Geology from Amherst College and has over 30 years of domestic and international experience in in-situ mine construction, mine operations and property evaluation. Most recently, Mr. Knode served as the Senior Vice President for Projects for global uranium mining company Uranium One from 2008 to 2012. Prior to that, Mr. Knode oversaw a number of successful initiatives ranging from multi-profession, multinational team integration to significant improvements in drilling productivity and project safety for both Uranium One and Cameco Corporation.

David Coyne, B.Com, CPA, GradDipAppFin, MAICD (45 years of age) – Chief Financial Officer

Mr. Coyne has over 20 years of experience in the mining, and engineering and construction industries, both within Australia and internationally. Prior to joining us, Mr. Coyne held senior executive positions with ASX-listed listed companies Macmahon Holdings Limited and VDM Group Limited, and with unlisted global manganese miner Consolidated Minerals.

Over the past 10 years, Mr. Coyne has been directly involved in a number of equity and debt raising transactions and has been the project director on a company-wide systems implementation project. Mr. Coyne has previously served on the Board of ASX-listed iron ore miner, BC Iron Limited, where he also held the role of Chairman of the Audit and Risk Management Committee.

Jonathan Whyte, B.Com, CA (42 years of age) – Company Secretary

Mr. Whyte is a Chartered Accountant (CA) and has extensive company secretarial, financial accounting and corporate experience across several listed and unlisted mineral companies, being involved in most aspects of the business with a primary focus on corporate and compliance.

Mr. Whyte is also currently a non-executive director and company secretary of ASX-listed Indus Energy NL and was previously company secretary of ASX-listed Lefroy Resources Limited. Mr. Whyte previously worked in the investment banking sector in London over a period of six years for Credit Suisse and Barclays Capital Plc.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

On December 15, 2010, Pala Investments Limited and the Company entered into a share subscription agreement whereby Pala Investments Limited is entitled to nominate one director to the Board of Directors while it holds a 10% or greater interest in our total issued capital. Currently Pala Investment Limited holds approximately 14.7% of the total issued capital of the Company. Mr. Evgenij Iorich, an employee of Pala Investments Limited, fulfils this nomination.

On December 7, 2012, we entered into a subscription agreement with funds managed by BlackRock Financial Management Inc. whereby BlackRock would be entitled to appoint an observer to the Board of Directors while it holds a 5% or greater interest in our total issued capital.

On December 12, 2014, Resource Capital Fund VI L.P. and the Company entered into an agreement whereby Resource Capital Fund VI L.P. is entitled to nominate one director to the Board of Directors while it holds a 10% or greater interest in our total issued capital. Resource Capital Fund VI L.P. currently holds approximately 21.6% of our total issued capital, and have nomiated Mr. Mark Wheatley to serve on the Board of Directors as a Non-Executive Director.

Other than as described above, there is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person was selected as a director of our Board of Directors or a member of our senior management.

B.               Compensation

Compensation

The remuneration policy of Peninsula has been designed to align key management personnel objectives with shareholder and business objectives by providing a fixed remuneration component and offering specific long-term incentives based on key performance areas affecting the consolidated group’s financial results and shareholder value. The Board of Directors believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best key management personnel to run and manage the consolidated group, as well as create goal congruence between directors, executives and shareholders.

The Board of Directors’ policy for determining the nature and amount of remuneration for key management personnel of the consolidated group is as follows:

  the remuneration policy, setting the terms and conditions for the key management personnel, was developed by the Remuneration Committee in conjunction with the board after seeking professional advice from independent external consultants where necessary;

  all key management personnel receive base remuneration (which is based on factors such as length of service and experience), superannuation, fringe benefits where applicable and performance incentives;

  incentives paid in the form of options or rights are intended to align the interests of the Directors, executives and Company with those of the shareholders. In this regard, key management personnel are prohibited from limiting risk attached to those instruments by use of derivatives or other means; and

  The Remuneration Committee reviews key management personnel packages annually by reference to the consolidated group’s performance, executive performance and comparable information from industry sectors.

The performance of key management personnel is measured against criteria agreed with each executive and is based predominantly on shareholder value. All bonuses and incentives must be linked to predetermined performance criteria. The Board of Directors may however, exercise its discretion in relation to the approval of incentives, bonuses and options, and can recommend changes to the Remuneration Committee’s recommendations. Any changes must be justified by reference to measurable performance criteria. The policy is designed to attract the highest caliber of executives and reward them for performance that results in long-term growth in shareholder wealth.

Key management personnel, where applicable, receive a superannuation guarantee contribution required by the government, which is currently 9.50% and do not receive any other retirement benefits. Some individuals, however, have chosen to sacrifice part of their salary to increase payments towards superannuation.

The Board of Directors’ policy is to remunerate Non-Executive Directors at market rates for time, commitment and responsibilities. The Remuneration Committee determines payments to Non-Executive Directors and reviews their remuneration annually, based on market price, duties and accountability. Independent external advice is sought when required. The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at the Annual General Meeting. Key management personnel are also entitled and encouraged to participate in the employee share, performance rights and option arrangements to align their interests with shareholder interests.

Key management personnel who are subject to the arrangement are subject to a policy governing the use of external hedging arrangements. Such personnel are prohibited from entering into hedge arrangements, i.e. put options, on unvested shares and options which form part of their remuneration package. Terms of employment signed by such personnel contain details of such restrictions. On August 28, 2013 the Company announced that directors and senior executives had adopted a Salary Sacrifice Program, or SSP. Under the terms of the SSP a proportion of directors’ fees and senior executive remuneration were paid as equity - Peninsula fully paid ordinary shares. The effective commencement date of the SSP was July 1, 2013 and continued until interim financing for the Lance Projects had been secured. These cash saving measures were undertaken to ensure funds are directed to the Company’s key priority, the advancement of the Lance Projects to uranium extraction. At the election of each individual, the salary sacrifice arrangement could continue post securing interim financing.

The total compensation plan for our executive officers is comprised of base salary, cash bonus, performance rights and restricted share units.

Performance rights were previously issued to executive officers and directors under a performance rights plan approved by shareholders at a general meeting held on November 29, 2011. Vesting conditions (share price) of the performance rights are unlikely to be met due to uncontrollable price trends events which means that executives and directors are unlikely to receive any shares under the performance rights plan. In accordance with the accounting standards, a share based payment expense continues to be recognized in the financial statements and allocated to the holders of performance rights even though each holder is unlikely to receive any monetary benefit.

In June 2015, the Board of Directors approved a new long-term incentive plan for executives and senior management that consists of restricted stock units. See “Directors, Senior Management and Employees - Compensation – Long-Term Incentive Plan”.

Non-Executive Director Compensation

Base Salary or Consulting Fees

During the fiscal year ended June 30, 2015 we paid $174,840 in Non-Executive Director base fees, including superannuation (retirement) contributions. Included within this amount is $24,000 paid to Mr. Neil Warburton who elected to take his base fee in shares in lieu of cash. A total of $88,042 has also been recognized as the accounting charge for performance rights, even though they are unlikely to vest or realize any actual monetary benefit to the holders of the performance rights.

The following table sets forth compensation paid to our directors who are not executive officers for the fiscal year ended June 30, 2015. Unless otherwise indicated, all references to “$” are to Australian dollars:

				Post-
				Employment	Equity Settled Share-
	Short-Term Benefits: Salary & Fees			Benefits	based Payments
					Accounting
		Share		Super-	charge for
	Cash based	based (4)	Bonuses	annuation	Rights (5)	Shares	Total
Non-Executive Directors	$	$	$	$	$	$	$

Warwick Grigor	36,000	–	–	3,420	23,417	–	62,837
Neil Warburton	33,000	24,000	–	–	16,667	–	73,667
John Harrison (1)	30,000	–	–	–	1,125	–	31,125
Evgenij Iorich (2)	15,000	–	–	–	–	–	15,000
Alfred Gillman (3)	30,000	–	–	3,420	46,833	–	80,253

Total	144,000	24,000	0	6,840	88,042	0	262,882
_____________
(1)	Mr. John Harrison was appointed as Non-Executive Director effective September 1, 2014.

(2)	Mr. Evgenij Iorich was appointed as Non-Executive Director effective February 2, 2015.

(3)

On September 1, 2014, the role of Mr. Alfred Gillman changed from Executive Director to Non-Executive Director. Mr. Alfred Gillman subsequently resigned as Non-Executive Director effective July 1, 2015.

(4)

On August 28, 2013, the Company announced that directors and senior executives had adopted a Salary Sacrifice Program. Under the terms of the program a portion of directors’ fees and senior executive remuneration were paid to such directors and senior executives as equity in the form of our fully paid ordinary shares.

(5)

The amounts that appear under the heading “Accounting Charge for Rights” are the amounts required under the Accounting Standards to be expensed by the Company in respect of the allocation of performance rights to directors and executive officers. These performance rights have been expensed over a three year vesting period. Amounts shown in this column represent the expenses incurred during the year in respect of past performance rights allocations. Vesting conditions for all unvested performance rights previously allocated are unlikely to be met and the amount shown in this column is not representative of amounts actually received by directors or executive officers during the current or previous years.

Outstanding Equity-Based Awards

Equity based awards for Non-Executive Directors consist of performance rights issued under the performance rights plan approved by shareholders on November 29, 2011. The following table discloses particulars of all awards outstanding for Non-Executive Directors as at June 30, 2015 including awards granted before this most recently completed fiscal year:

Equity Based Awards
Value of unvested
	Number of securities	Class of		in-the-money
	underlying unvested	performance	Performance right	performance
Name	performance rights	right (1)(1)(7)	expiration date	rights ($) (2)

Warwick Grigor (5) (8)	50,000	Class D	October 13, 2015	–
	50,000	Class E	October 13, 2015	–
	50,000	Class F	October 13, 2016	–
Neil Warburton (5) (8) (10)	50,000	Class D	October 13, 2015	–
	50,000	Class E	October 13, 2015	–
	50,000	Class F	October 13, 2016	–

John Harrison (5) (8)	75,000	Class E	October 13, 2015	–
	75,000	Class F	October 13, 2016	–

Evgenij Iorich (8)	–	–	–	–

Alfred Gillman (3)	100,000	Class D	October 13, 2015	–
	100,000	Class E	October 13, 2015	–
	100,000	Class F	October 13, 2016	–

Richard Lockwood (4) (9)	–	–	–	–

Harrison Barker (6)	–	–	–	–

Mark Wheatley (11)	–	–	–	–

_________________
(1)	Vesting conditions for each class of performance rights are:

Class D Performance Rights – shall vest and convert to shares where, prior to October 13, 2015 the price of the Company’s shares as traded on the ASX is at least $3.20 ($0.08 pre-reverse stock split) or more for thirty (30) consecutive trading days and the holder remains an employee of the Company for twelve (12) months from the date of grant of the Class D performance rights;

Class E Performance Rights– shall vest and convert to shares where, prior to October 13, 2015 the price of the Company’s shares as traded on the ASX is at least $4.80 ($0.12 pre-reverse stock split) or more for thirty (30) consecutive trading days and the holder remains an employee of the Company for twenty four (24) months from the date of grant of the Class E performance rights; and

Class F Performance Rights– shall vest and convert to shares where, prior to October 13, 2016 the price of the Company’s shares as traded on the ASX is at least $6.40 ($0.16 pre-reverse stock split) or more for thirty (30) consecutive trading days and the holder remains an employee of the Company for thirty six (36) months from the date of grant of the Class F performance rights.

(2)

Value is calculated based on the difference between the vesting price in each class of performance rights and the closing price of shares on the ASX on June 30, 2015 of $0.88 ($0.022 pre-reverse stock split).

(3)

On September 1, 2014, the role of Mr. Alfred Gillman changed from Executive Director to Non-Executive Director. Mr. Alfred Gillman subsequently resigned as Non-Executive Director effective July 1, 2015.

(4)	Mr. Richard Lockwood was appointed as Non-Executive Chairman effective July 1, 2015.

(5)	All performance rights held by Mr. Warwick Grigor, Mr. Neil Warburton and Mr. John Harrison were cancelled on August 4, 2015.

(6)	Mr. Harrison Barker was appointed as Non-Executive Director effective August 3, 2015.

(7)	All Class D and E performance rights expired on October 13, 2015.

(8)

At the Extraordinary General Meeting held on September 24, 2015, shareholders approved the issue of Non-Executive Director Options to Mr. Warwick Grigor, Mr. Neil Warburton, Mr. John Harrison and Mr. Evgenij Iorich. On October 23, 2015, a total of 47,849 unlisted options exercisable at $1.52, expiring on December 1, 2019, were issued to each of Mr. Grigor, Mr. Warburton, Mr. Harrison and Mr. Iorich in accordance with this approval.

(9)

At the Extraordinary General Meeting held on September 24, 2015, shareholders approved the issue of Non-Executive Director Options to Mr. Richard Lockwood. On October 23, 2015, a total of 73,614 unlisted options exercisable at $1.52, expiring December 1, 2019, were issued to Mr. Lockwood in accordance with this approval.

(10)	At the Extraordinary General Meeting held on September 24, 2015, shareholders approved the issue of Salary Sacrifice Shares to Mr. Neil Warburton. On October 23, 2015, a total of 18,194 shares were issued to Mr. Warburton in accordance with this approval.

(11)	Mr. Mark Wheatley was appointed as Non-Executive Director effective April 26, 2016.

On June 12, 2015, the Board approved a new long-term incentive plan (See “Directors, Senior Management and Employees -Compensation – Long-Term Incentive Plan”) and no further equity issues will be made under the performance rights plan approved by shareholders on November 29, 2011.

Executive Director and Executive Officer Compensation

The following table summarizes compensation paid to executive directors and executive officers, directly or indirectly, during our three most recently completed fiscal years. All references to “$” are to Australian dollars:

					Post-
					Employment	Equity Settled Share-
	Short-Term Benefits: Salary & Fees				Benefits	based Payments
						Accounting
		Cash	Share		Super-	charge for
Executive Directors and	Fiscal year	based	based (1)	Bonuses	annuation	Rights (2)	Shares (3)	Total
Executive Officers	ended

John Simpson (4)(7)(8)	June 30, 2015	720,000	–	–	–	140,500	–	860,500
Managing Director / Chief	June 30, 2014	681,000	54,000	–	–	319,000	–	1,054,000
Executive Officer	June 30, 2013	756,000	–	–	–	670,833	–	1,426,833

Glenn Black	June 30, 2015	205,491	–	–	–	46,833	–	252,324
CEO South Africa	June 30, 2014	234,980	14,957	–	–	106,333	–	356,270
	June 30, 2013	269,788	–	–	–	90,611	–	360,399

David Coyne (5)(6)	June 30, 2015	350,000	–	35,000	25,000	16,500	192,593	619,093
Chief Financial Officer	June 30, 2014	338,333	14,583	30,000	25,000	44,667	–	452,583
	June 30, 2013	13,611	–	–	972	–	–	14,583

Ralph Knode (6)	June 30, 2015	360,750	–	–	20,442	46,833	166,593	594,619
CEO Strata Energy Inc.	June 30, 2014	308,200	10,640	42,990	9,566	106,333	–	477,729
	June 30, 2013	328,017	–	–	9,841	286,473	–	624,331

Jonathan Whyte (6)	June 30, 2015	267,829	–	–	–	35,125	144,444	447,398
Company Secretary	June 30, 2014	232,399	1,950	–	–	78,750	–	314,099
	June 30, 2013	234,349	–	–	–	210,458	–	444,807
___________
(1)

On August 28, 2013, the Company announced that directors and senior executives had adopted a Salary Sacrifice Program. Under the terms of the program a portion of directors’ fees and senior executive remuneration were paid to them as equity in the form of Peninsula fully paid ordinary shares.

(2)

On various dates since November 28, 2012, 3,300,000 (132,000,000 pre-reverse stock split) Class D, E and F Performance Rights were issued to key management personnel. The Performance Rights are convertible into ordinary shares upon the satisfaction of various criteria which are set out in the Notice of Meeting released to the ASX on October 27, 2011. The fair value of the Performance Rights, as determined at the time of grant, is being accounted for over their vesting periods.

(3)

On June 12, 2015, the Board of Directors approved the issue of shares to certain employees of the Company, including Executive Officers. The share issue was made to recognize contributions of certain employees toward the achievement of the major company milestones of completion of permitting at the Lance Projects and securing funding for Stage 1 of the Lance Projects. Shares to employees were subsequently issued on July 17, 2015 at a value of $1.04 ($0.026 pre-reverse stock split) per share (the closing price of shares on the ASX on that date). On the same date that such shares were issued, all performance rights held by employees receiving shares were cancelled. A total of 1,312,500 (52,500,000 pre-reverse stock split) Performance Rights were cancelled on July 17, 2015.

(4)

Prior to July 1, 2015, Mr. Simpson held the position of Executive Chairman of the Company. Since July 1, 2015, Mr. Simpson has held the position of Managing Director and Chief Executive Officer of the Company.

(5)	Mr. Coyne was appointed as Chief Financial Officer effective June 17, 2013.

(6)	All Class D, E and F performance rights held by Mr. Coyne, Mr. Knode and Mr. Whyte were cancelled on July 17, 2015.

(7)	All Class D, E and F performance rights held by Mr. Simpson were cancelled on August 4, 2015.

(8)

At the Extraordinary General Meeting held on September 24, 2015, shareholders approved the issue of shares to Mr. John Simpson. The share issuance was made to recognize contributions of Mr. Simpson toward the achievement of the major company milestones of completion of permitting at the Lance Projects and securing funding for Stage 1 of the Lance Projects. On October 23, 2015, a total of 555,556 shares were issued to Mr. Simpson in accordance with this approval.

The amounts that appear under the heading “Accounting Charge for Rights” are the amounts required under the Accounting Standards to be expensed by the Company in respect of the allocation of performance rights to directors and executive officers. These performance rights have been expensed over a three year vesting period. Amounts shown in this column represent the expenses incurred during the year in respect of past performance rights allocations. Vesting conditions for all unvested performance rights previously allocated are unlikely to be met and the amount shown in this column is not representative of amounts actually received by executive directors and executive officers during the current or previous years.

Outstanding Equity-Based Awards

Equity based awards for executive directors and executive officers consist of performance rights issued under the performance rights plan approved by shareholders on November 29, 2011. The following table discloses particulars of all awards outstanding for executive officers as at June 30, 2015 including awards granted before this most recently completed fiscal year. No grants were made during the most recently completed fiscal year.

		Equity Based Awards
				Value of unvested
	Number of securities	Class of		in-the-money
	underlying unvested	performance	Performance right	performance
Name	performance rights	right (1)(5)	expiration date	rights ($) (2)

John Simpson (3)	300,000	Class D	October 13, 2015	–
Managing Director / Chief	300,000	Class E	October 13, 2015	–
Executive Officer	300,000	Class F	October 13, 2016	–

Glenn Black	100,000	Class D	October 13, 2015	–
CEO South Africa	100,000	Class E	October 13, 2015	–
	100,000	Class F	October 13, 2016	–

David Coyne (4)	100,000	Class D	October 13, 2015	–
Chief Financial Officer	100,000	Class E	October 13, 2015	–
	100,000	Class F	October 13, 2016	–

Ralph Knode (4)	100,000	Class D	October 13, 2015	–
CEO Strata Energy Inc.	100,000	Class E	October 13, 2015	–
	100,000	Class F	October 13, 2016	–

Jonathan Whyte (4)	75,000	Class D	October 13, 2015	–
Company Secretary	75,000	Class E	October 13, 2015	–
	75,000	Class F	October 13, 2016	–
__________________
(1)	Vesting conditions for each class of performance rights are:

Class D Performance Rights – shall vest and convert to shares where, prior to October 13, 2015 the price of the Company’s shares as traded on the ASX is at least $3.20 ($0.08 pre-reverse stock split) or more for thirty (30) consecutive trading days and the holder remains an employee of the Company for twelve (12) months from the date of grant of the Class D performance rights;

Class E Performance Rights– shall vest and convert to shares where, prior to October 13, 2015 the price of the Company’s shares as traded on the ASX is at least $4.80 ($0.12 pre-reverse stock split) or more for thirty (30) consecutive trading days and the holder remains an employee of the Company for twenty four (24) months from the date of grant of the Class E performance rights; and

Class F Performance Rights– shall vest and convert to shares where, prior to October 13, 2016 the price of the Company’s shares as traded on the ASX is at least $6.40 ($0.16 pre-reverse stock split) or more for thirty (30) consecutive trading days and the holder remains an employee of the Company for thirty six (36) months from the date of grant of the Class F performance rights.

(2)

Value is calculated based on the difference between the vesting price in each class of performance rights and the closing price of shares on the ASX on June 30, 2015 of $0.88 ($0.022 pre-reverse stock split).

(3)	All Class D, E and F performance rights held by Mr. Simpson were cancelled on August 4, 2015.

(4)	All Class D, E and F performance rights held by Mr. Coyne, Mr. Knode and Mr. Whyte were cancelled on July 17, 2015.

(5)	All Class D and E performance rights expired on October 13, 2015.

On June 12, 2015, the Board approved a new long-term incentive plan (See “Directors, Senior Management and Employees -Compensation – Long-Term Incentive Plan”) and no further equity issues will be made under the performance rights plan approved by shareholders on November 29, 2011.

Employment Agreements

Termination and Change of Control Benefits

We have entered into employment agreements with each executive officer. Each executive officer’s employment agreement provides for notice of termination of between three and fourteen months in the event of termination without cause, including for certain executives termination resulting from of a change of control for certain executives.

Assuming an executive officer was terminated on June 30, 2015, the following table summarizes the estimated compensation to which each current executive officer would have been entitled.

Name	Termination without just cause	Termination with change of control	Termination for cause

John Simpson	$600,000	Nil	Nil

David Coyne	Nil	Nil	Nil

Ralph Knode	US$350,000	US$350,000	Nil

Jonathan Whyte	Nil	Nil	Nil

All unvested performance rights granted to executive directors and executive officers immediately vest upon a change of control. Upon termination without cause, unvested performance rights do not automatically vest, however, the Board has the discretion to accelerate vesting upon termination without cause.

The value of all unvested performance rights held by executive directors and executive officers at June 30, 2015 based on the closing price of the Company’s shares on the ASX on June 30, 2015 is nil.

Pension, Retirement or Similar Benefits

Australian employees receive a superannuation guarantee contribution required under Australian law, which is currently 9.50% of base salary, capped at $25,000 per annum for an employee.

The Company has established a 401k Plan for its United States employees, which all full-time employees are eligible to join. Under the terms of the 401k Plan, the Company contributes 3% of base salary to the plan and will match co-contributions made by employees of a further 2%. Company contributions to the plan may be capped where an employee, under the United States Internal Code rules, is considered to be highly compensated.

Long-Term Incentive Plan

In June 2015, the Board of Directors introduced a more structured approach to the delivery of equity to executives. The long-term incentive, or LTI, grants will be made to senior and executive employees, or Eligible Participants, annually with vesting conditions to apply which will align executives’ interests with those of shareholders and generate long-term sustainable value. The new equity-based incentive plan became effective on July 1, 2015.

The value of grants to be made under the plan will be made with reference to a set percentage of base salary, with the ability to earn an LTI grant assessed against pre-determined Company performance hurdles for that year. Once an LTI grant has been made to an Eligible Recipient, the grant shall vest in equal tranches over the 3 fiscal years following the date of grant. The Eligible Recipient must still be employed by the Company on a vesting date to be entitled to receive the vested LTI.

The Board of Directors views the requirement for the Eligible Participant to remain employed with the Company as a condition of annual vesting of previously earned LTI amounts as an attractive means of long-term retention of key personnel and of aligning long-term executive performance with shareholder interests.

The Company has chosen Restricted Share Units, or RSUs, as the form of LTI and has established a new LTI plan for this purpose. A RSU is a right to acquire one fully paid ordinary share in the Company, which will initially be held by the trustee of the LTI plan. The Eligible Participant will be entitled to receive one share for each RSU that has vested and has not lapsed or expired. Until the Eligible Participants’ RSUs have vested and they have acquired Shares, a RSU will not give the Eligible Participant a legal interest in any shares, though the Eligible Participant will be able to participate in dividends and can direct the trustee to vote the underlying shares in certain circumstances.

Key terms of the new LTI plan are:

	Managing Director	Other Key Management Personnel

LTI Target as a % of base salary[1]	70%	30%-50%

Performance Hurdle fiscal year 2016 (Series 1)	Targeted cash cost of extraction per pound U3O8 at Lance Projects between January 1, 2016 and June 30, 2016	Targeted cash cost of extraction per pound U3O8 at Lance Projects between January 1, 2016 and June 30, 2016

Performance Hurdle fiscal year 2017 (Series 2)	To be set by the Board of Directors on or before July 1, 2016	To be set by the Board of Directors on or before July 1, 2016

Performance Hurdle fiscal year 2018 (Series 3)	To be set by the Board of Directors on or before July 1, 2017	To be set by the Board of Directors on or before July 1, 2017

Vesting period	Equal tranches over the 3 years following the date of award of each RSU series	Equal tranches over the 3 years following the date of award of each RSU series
Notes:
(1)	LTI percentage for other Key Management Personnel range from 30% to 50%, depending on an individual’s role and level of seniority in the Company.

On the basis that an Eligible Participant remains employed by Peninsula as at the relevant dates below, an RSU Amount will be earned at the end of each year with a third vested over each of the following three years. An Eligible Participant will become entitled to be issued with or transferred the corresponding RSUs as they are earned as shown in the following tabular example (which presumes that the relevant performance hurdle for the award of RSUs is achieved each year):

July 1, 2015	July 1, 2016	July 1, 2017	July 1, 2018	July 1, 2019

Performance hurdle set for fiscal 2016 Series 1	Grant RSU Amount 1	Vest 1/3 of RSU Amount 1	Vest 1/3 of RSU Amount 1	Vest 1/3 of RSU Amount 1

	Performance hurdle set for fiscal 2017 Series 2	Grant RSU Amount 2	Vest 1/3 of RSU Amount 2	Vest 1/3 of RSU Amount 2

		Performance hurdle set for fiscal 2018 Series 3	Grant RSU Amount 3	Vest 1/3 of RSU Amount 3

The number of annual RSUs to be awarded to an Eligible Participant will be calculated by dividing the Eligible Participant’s RSU Amount by the volume weighted average price of ordinary shares of Peninsula over the period 30 business days prior to the end of the respective fiscal year ending June 30, as follows:

Base salary x LTI percentage (applicable to role)
30 day VWAP as at 30 June

C.               Board Practices

Our Board of Directors currently consists of seven members, including our Managing Director. Our directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed, unless their office is earlier vacated in accordance with the Constitution or the ASX Listing Rules. In accordance with the ASX Listing Rules, one-third of the Board of Directors retires by rotation at each annual general meeting and is eligible to offer themselves for re-election at that meeting. A director appointed or elected to fill a vacancy on our Board of Directors also holds office until the next annual general meeting. Under the ASX Listing Rules, as Managing Director and Chief Executive Officer, Mr. John Simpson is not required to retire by rotation.

We believe that each of our directors has relevant industry experience. The membership of our Board of Directors is directed by the following requirements:

  our Constitution specifies that there must be a minimum of three directors and a maximum of 10, and our Board of Directors may determine the number of directors within those limits;

  as set forth in our Board Charter, the membership of the Board of Directors should consist of a majority of independent directors who satisfy the criteria recommended by the ASX Corporate Governance Principles and Recommendations;

  the Chairman of our Board of Directors should be an independent director who satisfies the criteria for independence recommended by the ASX Corporate Governance Principles and Recommendations; and

  our Board of Directors should, collectively, have the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfill its responsibilities or have ready access to such skills where they are not available.

Our Board of Directors has determined that four of our seven directors (Mr. Lockwood, Mr. Grigor, Mr. Wheatley and Mr. Barker) will qualify as independent directors within the meaning of Section 803A of the NYSE MKT Company Guide.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE MKT Company Guide for domestic issuers. The NYSE MKT Company Guide requires: (i) the classification of the Board of Directors into no more than three classes of approximately equal size and tenure, with no individual director’s term exceeding three years; (ii) quarterly meetings of the Board of Directors; and (iii) at least annual meetings of independent directors in executive sessions. Our home country law does not have similar requirements.

We intend to follow our home country law, instead of the NYSE MKT Company Guide, with respect to (i) the classification of the Board of Directors and the terms of such directors, (ii) the number of meetings of the Board of Directors, and (iii) the number of executive sessions held by independent directors. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the NYSE MKT may provide less protection than is accorded to investors under the NYSE MKT Company Guide applicable to domestic issuers.

Service Contracts

Other than as disclosed under “Directors, Senior Management and Employees –Compensation- Employment Agreements -Termination and Change of Control Benefits” we do not have any service contracts with directors which provide for benefits upon termination of employment.

Board Committees

We have two committees, an Audit and Risk Management Committee and a Remuneration Committee.

Audit and Risk Management Committee

Currently, the Audit and Risk Management Committee consists of the following three Non-Executive Directors: Mr. Warwick Grigor (Committee Chairman), Mr. Mark Wheatley and Mr. Richard Lockwood. The Company Secretary is also present at all Audit and Risk Management Committee meetings.

The Audit and Risk Management Committee is not a policy-making body but assists the Board of Directors by implementing Board of Directors’ policy. The role of the committee includes assisting the Board in the Company’s governance and exercising of due care, diligence and skill in relation to:

  reporting financial information to users of financial reports;

  application of accounting policies;

  financial management;

  the internal control system;

  the risk management system;

  the performance management system;

  business policies and practices;

  protection of the Company’s assets; and

  compliance with applicable laws, regulations, standards and best practice guidelines.

Our external auditors are the independent representatives of the shareholders, yet are also accountable to our Board of Directors and the Audit and Risk Management Committee. The external auditors complete their audit procedures and reviews with professional independence, free from any undue interference from management or directors. The Audit and Risk Management Committee directs and ensures that the management fully co-operates with the external auditors in the course of carrying out their professional duties. The Audit and Risk Management Committee will have access to direct communications with the external auditors, if required.

The external auditors are prohibited at all times from carrying out any of the following services, while they are appointed as our external auditors:

  act as our agent for the sale of all or substantially all of the undertaking of Peninsula; and

  perform any non-audit consulting work for any of our directors or senior officers in their personal capacity, but not as a director, officer or insider of any other entity that is not assisted or related to us.

The Audit and Risk Management Committee considers and makes recommendations to the Board of Directors as regards the appointment and reappointment of the Company’s external auditors, and shall ensure that key partners within the appointed firm are rotated from time to time in accordance with Board policy.

The Audit and Risk Management Committee meets with the external auditors at least twice each year, once at the audit planning stage, where the scope of the audit will be considered and the terms of the annual audit engagement approved, and once post audit at the reporting stage, and shall ensure that any auditor’s management letters and management’s responses are reviewed.

We have a separately-designated standing Audit and Risk Management Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit and Risk Management Committee operates under a written charter adopted by the Board of Directors. The Audit and Risk Management Committee is composed of Mr. Warwick Grigor (chairman), Mr. Mark Wheatley and Mr. Richard Lockwood all of whom are independent (as defined in NYSE MKT Company Guide Section 803(B)(2)(a)(i) and SEC rules, including the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act) and financially literate (as defined in NYSE MKT Company Guide Section 803(B)(2)(a)(iii)). The Board of Directors has also assessed the qualifications of Mr. Warwick Grigor, and has determined that Mr. Grigor is independent, financially literate and qualifies as an audit committee financial expert (as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act).

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE MKT Company Guide for domestic issuers. The NYSE MKT Company Guide requires the audit committee to meet on at least a quarterly basis. Our home country law does not specify the number of audit committee meetings that are required to be held each year.

We intend to follow our home country law, instead of the NYSE MKT Company Guide, with respect to the number of meetings held by the audit committee per year. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the NYSE MKT may provide less protection than is accorded to investors under the NYSE MKT Company Guide applicable to domestic issuers.

Remuneration Committee

The Remuneration Committee is responsible for determining and reviewing the appropriate compensation arrangements and policies for the key management personnel, in accordance with the policies and procedures outlined in the Remuneration Committee Charter. The Remuneration Committee reviews executive packages annually by reference to our performance as a company, executive performance and comparable information from industry sectors and other listed companies. The following three Non-Executive Directors serve on the Remuneration Committee: Mr. Mark Wheatley (Committee Chair), Mr. John Harrison and Mr. Warwick Grigor. Our remuneration policy is to ensure remuneration packages properly reflect each person’s duties and responsibilities and support the Company’s business objectives. The Policy is designed to attract the highest caliber executives and reward them for performance which results in long-term growth in shareholder value.

The objectives of the Remuneration Committee include:

  to review and recommend remuneration of the Managing Director/Chief Executive Officer, within the terms of the employment contract, annually to the Board;

  to review the Managing Director/Chief Executive Officer’s recommendations regarding remuneration for staff;

  to ensure staff remuneration supports the Company’s business objectives by enabling the Company to attract and retain executives and directors who will add value to the Company;

  to monitor and review the Managing Director/Chief Executive Officer’s performance and key performance indicators for the determination of the annual bonus components;

  to review and recommend any incentive plans or ex-gratia payments to Peninsula staff or to the Managing Director/Chief Executive Officer; and

  to ensure that Peninsula’s remuneration and incentive policies, practices and performance indicators are aligned to the Board of Director’s vision, values and overall business objectives and are appropriately designed to:

  motivate Peninsula’s staff and the Managing Director/Chief Executive Officer to pursue the long-term growth and success of Peninsula; and

  demonstrate a clear relationship between the achievements of Peninsula’s objectives and the Managing Director/Chief Executive Officer’s and the staff performance and remuneration.

Shares given to key management personnel are valued at the market price of those shares. Options are valued independently using the Black-Scholes methodology. Performance rights with market based vesting conditions are valued independently using a hybrid employee share option pricing model that simulates the share price of Peninsula as at the expiry date using a Monte-Carlo model.

The Board of Directors expects that the remuneration structure implemented will result in the Company being able to attract and retain the best executives to run the consolidated group. It will also provide executives with the necessary incentives to work and grow long-term shareholder value.

The payment of bonuses, options and other incentive payments are reviewed by the Remuneration Committee annually as part of the review of executive remuneration and a recommendation is put to the Board of Directors for approval. All bonuses, options and incentives must be linked to predetermined performance criteria. The Board of Directors can exercise its discretion in relation to approving incentives, bonuses and options and can recommend changes to the Remuneration Committee’s recommendations. Any changes must be justified by reference to measurable performance criteria.

In discharging their responsibilities, the committee members have a duty to act in the best interests of Peninsula Energy as a whole, irrespective of personal, professional, commercial or other interest, loyalties or affiliations.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE MKT Company Guide for domestic issuers. The NYSE MKT Company Guide requires that the compensation of the chief executive officer must be determined, or recommended to the Board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its Board of Directors and the chief executive officer may not be present during voting or deliberations. Compensation for all other officers must be determined, or recommended to the Board for determination, either by such compensation committee or a majority of the independent directors on the company’s Board of Directors. The ASC Corporate Governance Council recommends that our Remuneration Committee review and make a recommendation to the Board for the proposed compensation for our Chief Executive Officer. Our Remuneration Committee also reviews and approves our Chief Executive Officer’s recommendation in regard to the proposed compensation of executives reporting directly to our Chief Executive Officer. We intend to follow our home country law, instead of the NYSE MKT Company Guide, with respect to the compensation of our officers and will seek the appropriate exemption from the NYSE MKT. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the NYSE MKT may provide less protection than is accorded to investors under the NYSE MKT Company Guide applicable to domestic issuers.

Nomination Committee

The Board has formally adopted a Nomination Committee Charter but given the present size of the Company, has not formed a separate Nomination Committee. Instead the function will be undertaken by the full Board in accordance with the policies and procedures outlined in the Nomination Committee Charter. When the Company is of sufficient size, a separate Nomination Committee will be formed.

The NYSE MKT Company Guide requires that Board of Director nominations must be either selected, or recommended for the Board of Directors’ selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors. We currently do not have a separate Nomination Committee or process that meets the requirements under the NYSE MKT Company Guide. As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE MKT Company Guide for domestic issuers. We intend to follow our home country law, instead of the NYSE MKT Company Guide, with respect to the nomination of our directors and will seek the appropriate exemption from the NYSE MKT. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the NYSE MKT may provide less protection than is accorded to investors under the NYSE MKT Company Guide applicable to domestic issuers.

Under Australian law we are required to have at least three directors at all times, two of which must ordinarily reside in Australia. There is no limit on the maximum number of directors a public company may appoint under Australian corporations law or ASX listing rules, although our constitution sets the maximum number of directors at 10. The Board of Directors may at any time appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors. Any such director holds office until the next annual general meeting at which time such director is eligible for re-election by our shareholders by an ordinary resolution. Directors may also be appointed to the Board by an ordinary resolution passed in a meeting of shareholders.

Corporate Governance Differences

We intend to list our ADRs on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. In addition to the disclosure provided elsewhere in this registration statement on Form 20-F, a description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement: NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the shares issued and outstanding and entitled to vote at a meeting of shareholders. Our quorum requirement is set forth in our Constitution, which provides that a quorum for the transaction of business at any meeting of shareholders shall be three members entitled to vote at the meeting whether present in person or represented by proxy.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and our equity securities are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with applicable rules and regulations in Australia.

D.               Employees.

As at May 20, 2016, we had 41 full-time employees and one part-time employee. Additionally, we had one full-time consultant and two part-time consultants. Of the 40 full time employees, 37 are employed at our Lance Projects in Wyoming. The remaining 4 full-time employees were employed at our corporate office in Perth, Australia.

Employees are engaged through direct employment agreements. Our Lance Projects in Wyoming is not subject to any union or enterprise bargaining..

E.               Share Ownership.

The following table lists as of May 20, 2016, the number of our shares beneficially owned by each of our directors, our chief executive officer and others members of our senior management as a group. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Ordinary Shares
	Beneficially Owned (1)(2)
Shareholder	Number	Percent

Officers and Directors
John Simpson (3)	2,314,098	1.3%
Richard Lockwood		*
Warwick Grigor (4)	434,125	*
Mark Wheatley	–	*
Evgeniji Iorich	–	*
John Harrison	20,000	*
Ralph Knode	421,924	*
Glenn Black	14,444	*
David Coyne	263,137	*
Jonathan Whyte	213,490	*

Officers and directors as a group (10 persons)	3,681,218	2.1%

(1)

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days of May 20, 2016. Ordinary shares subject to options and warrants currently exercisable or exercisable within 60 days of May 20, 2016 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

(2)

The percentages shown are based on 176,423,023 ordinary shares issued and outstanding as of May 20, 2016 plus ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table, which are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes a total of 2,314,098 (92,563,840 pre-reverse stock split) ordinary shares.

(4)	Includes a total of 434,125 (17,365,000 pre-reverse stock split) ordinary shares.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                  Major Shareholders

The following table and accompanying footnotes sets forth, as of May 20, 2016, information regarding beneficial ownership of our ordinary shares by each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days of May 20, 2016. Ordinary shares subject to options and warrants currently exercisable or exercisable within 60 days of May 20, 2016 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown that they beneficially own, subject to community property laws where applicable.

Our calculation of the percentage of beneficial ownership is based on 176,423,023 (7,056,920,920 pre-reverse stock split) ordinary shares issued and outstanding as at May 20, 2016, except as otherwise indicated in the notes below.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Unit 17, Level 2, 100 Railway Road, Subiaco WA 6008, Australia.

	Ordinary Shares
	Beneficially Owned
Shareholder	Number	Percent

5% Shareholders
Resource Capital Fund VI L.P. (1)(2)(3)	56,517,722	29.0
Pala Investments Limited (1)(4)(5)	31,346,447	16.8
BlackRock Financial Management Inc. (1)(6)	15,995,944	9.1
JP Morgan Asset Management UK Ltd. (7)	8,312,137	4.7

(1)

Each of Resource Capital Fund VI L.P., Pala Investments Limited and BlackRock Financial Management Inc. have a preemptive right to participate in all equity offerings on a pro rata basis to maintain their current interest in the Company.

(2)	Resource Capital Fund VI L.P shares held under Merrill Lynch (Australia) Nominees Pty Limited, Level 20, 120 Collins Street, Melbourne, Victoria 3000.

(3)

Calculation assumes that Resource Capital Fund VI L.P. is issued a total of 18,408,522 ordinary shares under the convertible loan facility, representing the principal payable, the arrangement fee and 12 months interest, using a conversion price of A$0.80 and an AUD/USD exchange rate published by the Reserve Bank of Australia of 0.7193 on May 19, 2016. The percentage beneficial holding is based on 194,831,545 ordinary shares issued and outstanding, which assumes the issuance of the 18,408,522 ordinary shares plus the 176,423,023 issued and outstanding ordinary shares as of May 20, 2016. The percentage of beneficial holding assumes there has been no issuance of, and does not include the issue of, ordinary shares to Pala Investments Limited under its convertible loan facility.

(4)	Pala Investments Limited shares held under Citicorp Nominees Pty Limited, GPO Box 764G, Melbourne, Victoria 3001.

(5)

Calculation assumes that Pala Investments Limited is issued a total of 10,078,549 ordinary shares under the convertible loan facility, representing the principal payable and 12 months interest, using a conversion price of A$0.80 and an AUD/USD exchange rate published by the Reserve Bank of Australia of 0.7193 on May 19, 2016. The percentage beneficial holding is based on 186,501,572 ordinary shares issued and outstanding, which assumes the issuance of the 10,078,549 ordinary shares plus the 176,423,023 issued and outstanding ordinary shares as of May 20, 2016. The percentage of beneficial holding assumes there has been no issuance of, and does not include the issue of, ordinary shares to Resource Capital Fund VI L.P. under its convertible loan facility.

(6)

BlackRock Financial Management Inc shares held under National Nominees Limited, GPO Box 1406, Melbourne, Victoria 3001 and HSBC Custody Nominees (Australia) Limited, GPO Box 5302, Sydney, New South Wales 2001.

(7)

JP Morgan Asset Management UK Ltd shares held under JP Morgan Nominees Australia Limited, Locked Bag 20049, Melbourne, Victoria 3001. The number of shares disclosed is as at the last substantial shareholder notice filed with the ASX on October 20, 2015.

Record Holders

Based on information known to us, as of May 20, 2016, we had 176,423,023 ordinary shares outstanding, with 54,920,666 of our ordinary shares being held in the United States by 22 holders and 121,502,357 of our ordinary shares being held in Australia by 8,430 holders.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

B.               Related Party Transactions

Other than as disclosed below, since June 30, 2012, other than employment and executive compensation matters described under “Executive Compensation”, there have been no transactions or loans between us and:

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us;

(b)	associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over us;

(c)	individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over our us, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of ours, including directors and senior management of us and close members of such individuals’ families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of us and enterprises that have a member of key management in common with us.

Ultimate Parent Entity

Peninsula is the ultimate parent entity. The parent entity has related party transactions with its subsidiaries whereby the parent funds exploration, evaluation and development expenses, and general and administrative expenses incurred by its subsidiaries. These expenses are charged to the subsidiaries through inter-company loans.

Inter-company loan amounts owed to the ultimate parent entity from its subsidiaries as at September 30, 2015 and at the reporting date of the previous three fiscal years are:

	September 30,	June 30,	June 30,	June 30,
Inter-company loan receivable from:	2015	2015	2014	2013

Strata Energy, Inc.	$169,479,800	$137,422,971	$77,390,021	$66,478,929
Tasman Pacific Minerals Limited	20,442,893	20,690,664	17,145,074	10,377,417
Peninsula Uranium Limited	82,826	82,826	34,223	7,003
PM Prospecting Pty Ltd	75,371	75,371	75,371	0

Total	$190,080,890	$158,271,832	$94,644,689	$76,863,349

Interest rates on the aforementioned inter-company loans are all at LIBOR plus 2.0% per annum.

Service Agreements

Peninsula charged its wholly owned subsidiaries, Tasman Pacific Minerals Limited and Strata Energy, a management fee for the provision of corporate, financial management, administration and other services during the year. The total management fee charged for the fiscal year ended 2015 was $3,487,887, compared to $3,941,769 for the fiscal year ended 2014 and $3,834,130 for the fiscal year ended 2013.

Peninsula charged a related party, Indus Energy NL, for the provision of financial management and administrative functions totaling $48,000 for the fiscal year ended June 30, 2015, compared to $72,000 for the fiscal year ended 2014 and $Nil for the fiscal year ended 2013.

Jonathan Whyte provides his services as Company Secretary through a consulting services agreement between us and Keyport Investments Pty Ltd. Keyport Investments Pty Ltd is paid A$1,300 per day worked up to a maximum of 4 days per week. We are required to provide twelve weeks written notice to terminate the existing agreement and the consultant is required to provide four weeks written notice to terminate the existing agreement. If we elected to reduce the number of days worked to two days or less, the consultant is entitled to terminate and be paid the following termination benefits: (i) termination payment determined by multiplying the day rate multiplied by four days per week multiplied by thirteen weeks and (ii) termination payment will be made four weeks after the consultant has submitted a written request to terminate the agreement. In addition, Keyport Investments Pty Ltd. is required to provide general and public liability insurance in the amount of A$10M. Under the agreement we provide directors and officers insurance and travel insurance at levels commensurate with market standard for a company of our size. The agreement with Keyport Investments Pty Ltd. expires on June 1, 2016.

Jonathan Whyte has provided his services as Company Secretary since April 2006.

BlackRock Note Financing

In December 2012, we announced that we had executed a series of definitive agreements with funds managed by BlackRock providing for the issuance of US$22 million in notes. The notes were issued by our wholly owned subsidiary, Strata Energy, at an issue price of 100% of their face value. The notes matured in December 2014 and had a coupon rate of 11% per annum. The notes were secured by a first ranking charge over all of the assets of Strata Energy and the right to sell an existing contract that Strata Energy has for the sale of approximately 1.0 million pounds of uranium through to 2020.

Proceeds from the issuance of the notes were placed in an escrow account pending Strata Energy meeting two key conditions precedent to enable the funds to be released from escrow and made available for allowable initial site construction and project development activities. The first condition precedent was the grant by the Wyoming Department of Environmental Quality of a Permit to Mine which was granted in 2012. The second condition precedent was that we entered into a U3O8 sales agreement on terms satisfactory to BlackRock. Amongst other standard procedural items, the terms required the sales agreement to have a net present value equal to or greater than the principal amount of the notes and to include clauses allowing it to be used as security in the unlikely event that Strata Energy defaulted on the repayment of the notes. On October 15, 2013, we announced that the second key condition precedent had been met which allowed drawdown under the notes.

The funds drawn under the notes were repaid in full in December 2014.

Minority Interest in Joint Venture Shareholder Loan

In December 2012, we signed agreements to acquire the uranium interests of AREVA SA in South Africa by acquiring the shares held in Uramin-Lukisa JV Company (Pty) Ltd. by AREVA’s wholly owned subsidiary, Uramin Inc. The acquisition was completed in December 2013 following which we now hold 74% of the issued capital of the joint venture company, Lukisa JV Company (Pty) Ltd., with the remaining 26% held by the South African based black economic empowerment company Lukisa Invest 100 (Pty) Ltd. At time of completion, existing shareholder loans owed by the joint venture company to AREVA and Uramin were acquired by Lukisa Invest 100 (Pty) Ltd. and us in proportion to our respective ownership interests. Consideration paid to acquire the loans was a total of US$2.00. In accordance with IFRS, we recognized the fair value of the portion of loans acquired by Lukisa Invest 100 (Pty) Ltd. The acquired loans are unsecured and subordinated to all other liabilities owed by the joint venture company to its creditors, including separate loans that the joint venture company owes us. Lukisa Invest 100 (Pty) Ltd. has no recourse against us or any of our subsidiaries in the event that the joint venture company is unable to repay the loans in the future. While the acquired loans are intended to be repaid to Lukisa Invest 100 (Pty) Ltd. and us from future joint venture company profits in proportion to the respective ownership interests in the joint venture company, the acquired loans meet the definition of a “financial liability” under IFRS and the corresponding fair value of the liability has been recognized.

Interest on the loan is charged at LIBOR plus 3.5% is currently capitalized to the principal of the loan, and the loan is unsecured. We have no obligation to repay any amount of the 26% share of the loan to Lukisa Invest 100 (Pty) Ltd. if the Lukisa JV Company (Pty) Ltd. is unable to repay the loan in the future. The shareholders agreement governing the Lukisa JV Company (Pty) Ltd. requires that loans to shareholders be repaid prior to the distribution of profits to shareholders. As the proportionate interests of our and Lukisa Invest 100 (Pty) Ltd. in both the loan and in the Lukisa JV Company (Pty) Ltd. is the same, this will not have any bearing on the quantum or timing of future cash distributions received by us from the joint venture company.

Stand-By Debt Facility

In December 2014, Pala Investments Limited and Resource Capital Fund VI L.P each provided us with a standby debt facility of $8.9 million for a total of $17.8 million. The loans were available to us to cover any cash shortfall amount under the $52.6 million rights offering which was completed in February 2015. The standby debt facility was available for drawdown by us at our discretion within three months from the date of signing of the loan documents. We paid an establishment fee of 4% of the maximum loan value. The loan had a coupon rate of 15% however we did not draw any funds from this standby debt facility and no longer have the ability to utilize these facilities.

Convertible Note Facility

In April 2016 we executed convertible loan agreements with major shareholders Resource Capital Fund VI L.P. and Pala Investments Ltd for a total of US$15 million.

Under these agreements, Resource Capital Fund VI L.P and Pala Investments Ltd each provided us with a convertible loan facility, with participation in proportion to their existing shareholdings. The US$15 million total loan amount is comprised of a US$9.63 million convertible loan provided by Resource Capital Fund VI L.P. and a US$5.37 million convertible loan provided by Pala Investments Ltd.

Under the terms of the Convertible Note Facility, Resource Capital Fund VI L.P. and Pala Investments Ltd may elect to convert all or part of the principal amount of the Convertible Loans (including any capitalized interest) into fully paid ordinary shares at any time prior to maturity at a conversion price that is the lower of $0.80 per share or the price of any equity raised prior to repayment. The Convertible Loans bear interest at the rate of 8% per annum, payable quarterly in arrears in cash or shares at the Resource Capital Fund VI L..P and Pala Investments Ltd’s election. The Maturity Date of the Convertible Loans is April 22, 2017.

Additionally, an arrangement fee of 2% of the amount available under the Convertible Loans is also payable in cash or in fully paid ordinary shares (at the Lenders election) using a conversion price of $0.80 per share.

The Convertible Loans will be secured by a charge over certain of the assets of Strata Energy, but will be subordinated to the existing Investec Bank Plc finance facility. We will be seeking shareholder approval in respect of the security to Resource Capital Fund VI L.P. and Pala Investments Ltd in accordance with ASX Listing Rule 10.1 and also the conversion shares under the Convertible Loans in accordance with section 611(7) of the Corporations Act.

C.               Interests of Experts and Counsel

Not Applicable.

ITEM 8.        FINANCIAL INFORMATION.

A.                  Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

Two environmental groups in Wyoming, the Natural Resources Defense Council and the Powder River Basin Resources Council have raised three contentions against the issuance of regulatory permits and licenses for the Lance Projects (specifically the Ross Permit Area). Particularly, they have challenged certain aspects of the final SEIS that forms part of the basis for the Source Material and By-product License issued to Strata Energy. The Source Material and By-product License was issued by the United States Nuclear Regulatory Commission on April 24, 2014 in accordance with the United States Atomic Energy Act and allows us to construct and operate our ISR uranium project in Wyoming.

The contentions raised were heard by the United States Atomic Safety and Licensing Board, or ASLB, between September 28, 2014 and October 1, 2014. The issues under consideration were whether the United States Nuclear Regulatory Commission staff’s final SEIS; (1) fails to characterize adequately baseline or pre-mining groundwater quality and fails to establish that groundwater samples were collected in a scientifically-defensible manner; (2) failed to analyze the environmental impacts if the applicant is unable to restore groundwater to applicable groundwater quality standards; and (3) inadequately assesses the likelihood of impacts of fluid migration to adjacent groundwater because of unplugged exploratory bore holes and insufficient information provided by six Strata Energy monitor well clusters and 24-hour pump tests at four of these clusters. The United States Nuclear Regulatory Commission staff and Strata Energy have taken the position that the Ross Permit Area environmental review meets existing Commission regulations and guidance for ISR uranium projects.

In January 2015, a three-judge panel of the ASLB concluded that each of the three admitted contentions submitted by the Intervenors were without merit and the proceeding was terminated in favor of Strata Energy and United States Nuclear Regulatory Commission staff, with one limited exception. In February 2015, the Intervenors appealed the ASLB decision to the four-member United States Nuclear Regulatory Commission. In June 2015, the United States Nuclear Regulatory Commission extended its time for review of the Intervenors appeal.

Given that the Intervenors appeal is primarily based on challenges to ASLB factual findings and evaluation of expert testimony, existing United States Nuclear Regulatory Commission legal precedent on standard of review requires that significant deference be accorded to the ASLB’s factual findings. Since Strata Energy and the United States Nuclear Regulatory Commission staff prevailed on these factual findings, we believe that there is a high probability of success for Strata Energy and the United States Nuclear Regulatory Commission staff, however, we give no assurances that this will be the case nor that the Intervenors will not seek additional review in the federal United States Court of Appeal.

The Intervenors did not to seek a stay or injunction to halt the construction and operation of our ISR uranium project and their right to request a stay has lapsed. Only the unlikely revocation of the SEIS forming part of our SML by the United States Nuclear Regulatory Commission could prevent the continuation of extraction. If the United States Nuclear Regulatory Commission revokes our SEIS, or modifies any conditions of our SML, we have the right to appeal the decision and continue uranium extraction as planned until such appeal has been conclusively determined. However, no assurance can be given that an unfavorable decision by the United States Nuclear Regulatory Commission would not adversely affect our business and financial position.

Dividends

We have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs, subject to the terms of the deposit agreement. See “Description of Securities Other Than Equity Securities - American Depositary Shares”.

B.               Significant Changes

No significant change, other than as otherwise described in this registration statement on Form 20-F, has occurred in our operations since the date of our consolidated financial statements and unaudited interim consolidated financial statements for the six month period ended December 31, 2015 included in this registration statement on Form 20-F.

ITEM 9.        THE OFFER AND LISTING

A.                   Offer and Listing Details

The principal trading market for our ordinary shares is the ASX in Australia, where the ordinary shares have been listed since May 26, 1994. The following table sets forth, for the periods indicated, the reported high and low closing prices on the ASX for our ordinary shares in Australian dollars. See “Exchange Rate Information” for the exchange rates applicable to the periods set forth below.

	High $	Low $

Annual:
Fiscal year ended June 30,
2015	1.24	0.64
2014	1.52	0.80
2013	2.20	0.84
2012	3.32	1.00
2011	6.20	1.12

Quarterly:
Fiscal year ended June 30, 2015
Fourth quarter	1.24	0.64
Third quarter	0.96	0.68
Second quarter	1.08	0.72
First quarter	1.16	0.88
Fiscal year ended June 30, 2014
Fourth quarter	1.52	0.92
Third quarter	1.52	0.84
Second quarter	1.08	0.80
First quarter	1.24	0.92
Fiscal year ended June 30, 2013
Fourth quarter	1.32	0.84
Third quarter	1.80	1.24
Second quarter	2.20	0.96
First quarter	1.48	1.08

Most Recent Six Months:
May 1, 2016 - May 19, 2016	0.77	0.61
April 2016	0.94	0.72
March 2016	1.00	0.78
February 2016	0.95	0.77
January 2016	1.18	0.85
December 2015	1.38	1.01
November 2015	1.25	1.00

On May 20, 2016, the closing price of our ordinary shares as traded on the ASX was $0.61 per ordinary share. We intend to apply to have our ADSs listed on the NYSE MKT under the symbol “PENA”.

For a description of the rights of our ADSs, see “Description of Securities Other Than Equity Securities – American Depositary Shares.”

B.               Plan of Distribution

Not applicable.

C.               Markets

Our ordinary shares are publicly traded on the ASX under the symbol “PEN”.

We are filing this registration statement on Form 20-F in anticipation of the listing of our American Depositary Shares, or ADSs, each representing 20 of our ordinary shares, on the NYSE MKT under the symbol “PENA”. The Bank of New York Mellon, acting as depositary, will register and deliver our ADSs.

D.               Selling Shareholders

Not applicable.

E.               Dilution

Not applicable.

F.               Expenses of the Issue

Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

A.                   Share Capital

Overview

Our authorized share capital consists of an unlimited number of ordinary shares without par value. As at May 20, 2016 we had 176,423,023 fully paid ordinary shares issued and outstanding.

As at May 20, 2016, there were 45,903,184 share options outstanding to purchase ordinary shares and 630,000 performance rights outstanding that provide the holder to convert each right to a fully paid ordinary share if vesting conditions are met.

Stock Options

Our Board of Directors authorized or ratified the issuances of the options set forth in the table below and the issuance of one ordinary share upon the due exercise of each option in accordance with its terms and the receipt by us of the designated exercise price payable in respect of the share prior to the time of expiry on the designated expiry date.

As at May 20, 2016, we had the following outstanding stock options:

Number of Stock
Options Outstanding	Number Exercisable	Exercise Price	Expiry Date

43,333,436	43,333,436	2.00	December 31, 2018
2,250,001	2,250,001	3.20	December 31, 2017
319,747	319,747	1.52	December 1, 2019

Total: 45,903,184	Total: 45,903,184

Performance Rights

As at May 20, 2016, we had the following outstanding performance rights:

Number of Performance	Class of
Rights Outstanding	Performance Right	Vesting Price	Expiry Date

630,000	Class F [1]	$6.40	October 13, 2016

Total: 630,000

1 Class F Performance Rights– shall vest and convert to shares where, prior to October 13, 2016 the price of the Company’s shares as traded on the ASX is at least $6.40 ($0.16 pre-reverse stock split) or more for thirty (30) consecutive trading days and the holder remains an employee of the Company for thirty six (36) months from the date of grant of the Class F performance rights.

Issuances of Securities

Below is information regarding securities sold by us since July 1, 2012. None of the securities sold by us since July 1, 2012 were registered under the Securities Act, and, we have made no public offerings in the United States. Except as noted below, all offers and sales of securities by us were made either (i) in offshore transactions pursuant to the exclusion from registration provided by Regulation S under the Securities Act or (ii) within the United States in compliance with available exemptions from the registration requirements of the Securities Act. Unless otherwise indicated, all references to “$”are to Australian dollars. All offerings made prior to October 1, 2015 are on a pre-reverse stock basis.

(1)
On February 5, 2016 we issued 458,598 ordinary shares to an investor located inside the United States to satisfy the financial obligation for a commitment fee previously provided for a standby debt facility. This issuance was exempt from registration under the Securities Act in reliance on Regulation D.

(2)	On January 8, 2016, we issued:

(i) 1,766,364 ordinary shares outside the United States at a price of $1.20 ($0.03 pre-reverse stock split) to option holders upon the exercise of PENOC options for gross proceeds of $2,119,637. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(ii) 1 ordinary share outside the United States at a price of $2.00 ($0.05 pre-reverse stock split) to option holders upon the exercise of PENOD options for gross proceeds of $2. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(3)
On December 15, 2015, we issued 201,516 ordinary shares outside the United States at a price of $1.20 ($0.03 pre-reverse stock split) to option holders upon the exercise of PENOC options for gross proceeds of $241,819. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(4)	On October 23, 2015, we issued:

(i) 265,010 unlisted options exercisable at $1.52 and expiring December 1, 2019 both outside and inside the United States to directors, as approved at the Extraordinary General Meeting held on September 24, 2015. This issuance was exempt from registration under the Securities Act in reliance on Regulation S and Rule 701.

(ii) 555,556 ordinary shares outside the United States to the Chief Executive Officer, as approved at the Extraordinary General Meeting held on September 24, 2015. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(iii) 18,194 ordinary shares to a director outside the United States in lieu of director fees as part of the Salary Sacrifice Program. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(5)

On August 28, 2015 we issued 500,000 ordinary shares outside the United States to certain employees pursuant to the terms of applicable employment agreements. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(6)

On August 4, 2015 we issued 740,000 ordinary shares in the United States to the landholder for the Lance Projects in connection with our services agreement for land access at the Lance Projects. This issuance was exempt from registration under the Securities Act in reliance on Section 4(a)(2).

(7)

On July 17, 2015 we issued an aggregate of 28,777,778 ordinary shares both outside and inside the United States to employees in exchange for the cancellation of performance rights previously issued to such employees pursuant to the terms of a written benefit compensatory plan. This issuance was exempt from registration under the Securities Act in reliance on Regulation S and Section 3(a)(9).

(8)

On April 1, 2015 we issued 1,213 ordinary shares at a price of $0.03 outside the United States to an option holder upon the exercise of options for gross proceeds of $36. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(9)

On February 23, 2015 we issued 500,000 ordinary shares outside the United States to certain employees pursuant to the terms of applicable employment agreements. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(10)

On February 23, 2015 we issued 5,000,000 listed PENOC options outside the United States to CG Nominees Pty Ltd. for their services as agent on a private placement financing in October 2013 in which we raised gross proceeds of $2.0 million. This issuance was exempt from registration under the Securities Act in reliance on Regulation S. See numbers (31) and (32) below.

(11)

On February 11, 2015 we issued 600,824,760 ordinary shares at $0.02 per ordinary share both outside and inside the United States to sophisticated and institutional investors for gross proceeds of $12,016,495. As part of this financing we also issued an aggregate of 300,412,380 free attaching listed PENOD to the investors. The issuances were exempt from registration under the Securities Act in reliance on Regulation S and Regulation D.

(12)

On February 10, 2015 we issued 828,843,801 ordinary shares at $0.02 per ordinary share both outside and inside the United States to certain sophisticated investors for gross proceeds of $16,576,876. As part of this financing we also issued and aggregate of 1,432,901,342 free attaching listed PENOD options both outside and inside the United States. The issuances were exempt from registration under the Securities Act in reliance on Regulation S and Regulation D.

(13)

On December 24, 2014 we issued 17,777,778 listed PENOC options outside the United States to an institutional investor pursuant to the terms of an equity facility agreement. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(14)

On December 22, 2014 we issued 1,196,958,445 ordinary shares at $0.02 per ordinary share both outside and inside the United States to sophisticated and institutional investors for gross proceeds of $23,939,169. This issuance was exempt from registration under the Securities Act in reliance on Regulation S and Regulation D.

(15)

On December 16, 2014 we issued 840,000,000 ordinary shares at $0.02 per ordinary share inside the United States to an institutional investor for gross proceeds of $16,800,000. This issuance was exempt from registration under the Securities Act in reliance on Regulation D.

(16)

On December 2, 2014 we issued 1,419,282 ordinary shares outside the United States to a Director in lieu of director fees as part of the salary sacrifice program. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(17)

On December 2, 2014 we issued 12,000,000 performance rights outside of the United States to two Directors. Each Director received 6,000,000 performance rights each. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(18)

On September 1, 2014 we issued 9,344,086 ordinary shares inside the United States to certain institutional investors under the terms of the bridge finance debt facility with BlackRock. This issuance was exempt from registration under the Securities Act in reliance on Regulation D.

(19)

On August 11, 2014 we issued 500,000 ordinary shares outside the United States to certain employees pursuant to the terms of applicable employment agreements. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(20)

On July 17, 2014 we issued 2,016,129 ordinary shares inside the United States to an institutional investor under the terms of the bridge finance debt facility with BlackRock. This issuance was exempt from registration under the Securities Act in reliance on Regulation D.

(21)

On June 5, 2014 we issued 4,000,000 ordinary shares inside the United States to an institutional investor under the terms of the bridge finance debt facility with BlackRock. This issuance was exempt from registration under the Securities Act in reliance on Regulation D.

(22)

On May 16, 2014 we issued 2,373,614 ordinary shares outside the United States to certain employees pursuant to the terms of applicable employment agreements. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(23)

On March 14, 2014 we issued 161,290,323 ordinary shares at $0.031 per ordinary share outside the United States to an institutional investor for gross proceeds of $5,000,000. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(24)

On March 14, 2014 we issued an aggregate of 708,333 ordinary shares outside the United States to certain investors and employees. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(25)

On March 14, 2014 we issued 5,500,000 ordinary shares inside the United States to an institutional investor in connection with the escrow extension of the bridge finance debt facility with BlackRock. This issuance was exempt from registration under the Securities Act in reliance on Regulation D.

(26)

On January 16, 2014 we issued 500,000 ordinary shares outside the United States to certain employees pursuant to the terms of applicable employment agreements. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(27)

On January 14, 2014 we issued 5,000,000 listed PENOC options outside the United States to a sophisticated investor pursuant to the terms of a financing agreement. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(28)

On December 31, 2013 we issued 17,777,778 listed PENOC options outside the United States to an institutional investor pursuant to the terms of an equity facility agreement. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(29)

On December 19, 2013 we issued 206,483,154 ordinary shares outside the United States to Uramin Inc. pursuant to our acquisition of the Karoo Projects. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(30)

On December 10, 2013 we issued 3,038,422 ordinary shares outside the United States to our Directors in lieu of director fees as part of the salary sacrifice program. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(31)

On November 26, 2013 we issued 5,000,000 listed PENOC options outside the United States to Hartleys Ltd. for their services as agent on a private placement financing in October 2013 in which we raised gross proceeds of $2.0 million. This issuance was exempt from registration under the Securities Act in reliance on Regulation S. See numbers (31) and (32) below.

(32)

On November 22, 2013 we issued 737,764 ordinary shares outside the United States to employees in lieu of cash as part of the salary sacrifice program. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(33)

On November 22, 2013 we issued 500,000 ordinary shares outside the United States to certain employees pursuant to the terms of applicable employment agreements. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(34)

On October 31, 2013 we issued 10,982,060 ordinary shares at $0.025 per ordinary share outside the United States to certain sophisticated and institutional investors for gross proceeds of $274,552. As part of this financing we also issued an aggregate of 5,491,030 free attaching listed PENOC options to the investors. These issuances were exempt from registration under the Securities Act in reliance on Regulation S.

(35)

On October 28, 2013 we issued 69,017,940 ordinary shares at $0.025 per ordinary share inside the United States to an institutional investor for gross proceeds of $1,725,448.50. As part of this financing we also issued an aggregate of 34,508,970 free attaching listed PENOC options to the investor. These issuances were exempt from registration under the Securities Act in reliance on Regulation D.

(36)

On October 18, 2013 we issued 469,675 ordinary shares outside the United States to employees in lieu of cash as part of the salary sacrifice program. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(37)

On October 18, 2013 we issued 386,512 ordinary shares in the United States to employees of Strata Energy, Inc. pursuant to the terms of a written compensation contract in lieu of cash as part of the salary sacrifice program. This issuance was exempt from registration under the Securities Act in reliance on Rule 701.

(38)

On September 16, 2013 we issued 419,624 ordinary shares outside the United States to employees in lieu of cash as part of the salary sacrifice program. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(39)

On July 26, 2013 we issued 1,000,000 ordinary shares outside the United States to certain employees pursuant to the terms of applicable employment agreements. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(40)

On July 26, 2013 we issued 3,500,000 ordinary shares in the United States to employees of Strata Energy, Inc. pursuant to the terms of a written compensation contract. This issuance was exempt from registration under the Securities Act in reliance on Rule 701.

(41)

On June 21, 2013 we issued 12,000,000 performance rights outside the United States to our Chief Financial Officer. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(42)

On June 11, 2013 we issued 2,068,966 ordinary shares in the United States to Chief Executive Officer of Strata Energy, Inc. pursuant to the terms of a written compensation contract. This issuance was exempt from registration under the Securities Act in reliance on Rule 701.

(43)

On May 29, 2013 we issued 14,700,000 performance rights in the United States to employees of Strata Energy, Inc. pursuant to the terms of a written compensation contract. This issuance was exempt from registration under the Securities Act in reliance on Rule 701.

(44)

On April 5, 2013 we issued 5,000,000 listed PENOC options outside the United States to a sophisticated investor pursuant to the terms of a financing agreement. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(45)

On February 13, 2013 we issued 1,500,000 ordinary shares outside the United States to certain employees pursuant to the terms of applicable employment agreements. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(46)

On December 20, 2012 we issued 800,000 ordinary shares outside the United States to certain employees pursuant to the terms of applicable employment agreements. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(47)

On December 20, 2012 we issued 17,777,778 listed PENOC options outside the United States to an institutional investor pursuant to the terms of an equity facility agreement. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(48)

On December 19, 2012 we issued an aggregate of 364,892,923 ordinary shares at 0.04 per ordinary share both outside and inside the United States to two institutional investors for gross proceeds of $14,595,716.92. As part of this financing we also issued an aggregate of 189,744,320 free attaching listed PENOC options to the investors. These issuances were exempt from registration under the Securities Act in reliance on Regulation S and Regulation D.

(49)

On December 19, 2012 we issued 90,000,000 unlisted options inside the United States to an institutional investor. The options are exercisable at $0.08 on or before December 31, 2017. This issuance was exempt from registration under the Securities Act in reliance on Regulation D.

(50)

On December 19, 2012 we issued 21,077,635 ordinary shares outside the United States to Uramin Inc. pursuant to our acquisition of the Karoo Projects. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(51)

On November 27, 2012 we issued 115,800,000 performance rights outside the United States to our Directors and executive officers. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(52)

On November 27, 2012 we issued 28,500,000 performance rights in the United States to the Directors and executive officers of Strata Energy, Inc. pursuant to the terms of written compensation contracts. This issuance was exempt from registration under the Securities Act in reliance on Rule 701.

(53)

On August 8, 2012 we issued 5,500,000 ordinary shares in the United States to employees of Strata Energy, Inc. pursuant to the terms of written compensation contracts. This issuance was exempt from registration under the Securities Act in reliance on Rule 701.

(54)

On July 12, 2012 we issued 43,000,000 ordinary shares at $0.03 outside the United States to an institutional investor for gross proceeds of $1,290,000. In connection with this financing we also issued 6,113,349 ordinary shares at $0.03 outside the United States to Hartleys Ltd. and CG Nominees Pty Ltd. for gross proceeds of $183,400. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(55)

On July 12, 2012 we issued 500,000 ordinary shares at a price of $0.03 outside the United States to an option holder upon the exercise of options for gross proceeds of $15,000. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(56)

On July 3, 2012 we issued 13,500,000 ordinary shares outside the United States to certain employees pursuant to the conversion of Class C Performance Shares. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

(57)

On July 3, 2012 we issued 5,500,000 ordinary shares in the United States to employees of Strata Energy, Inc. pursuant to the terms of written compensation contracts. This issuance was exempt from registration under the Securities Act in reliance on Rule 701.

(58)

During the period of June 22, 2012 through to July 5, 2012 we issued 304,583,887 ordinary shares at a price of $0.03 outside the United States to option holders upon the exercise of options for gross proceeds of $9,137,517. This issuance was exempt from registration under the Securities Act in reliance on Regulation S.

B.               Memorandum and Articles of Association

Incorporation

We are a public limited liability company domiciled in Australia and operate under, and are subject to, the Australian Corporations Act. We were incorporated on November 12, 1993 in Western Australia, Australia under the name “Kanowna Lights NL”.

Constitution

Our constituent document is a Constitution. The Constitution is subject to the terms of the ASX Listing Rules and the Australian Corporations Act. The Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution of which notice has been given and that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution. The Constitution is subject to many of the key provisions contained in the Australian Corporations Act. Where there is an inconsistency between the provisions of the Constitution and the Australian Corporations Act, the provisions of the Australian Corporation Act will prevail over any inconsistent provisions of the Constitution.

Purposes and Objects

As a public company, we have all the rights, powers and privileges of a natural person. Our Constitution does not provide for or prescribe any specific objects or purposes.

The Powers of the Directors

Under the provision of our Constitution our directors may exercise all the powers of the Company in relation to the following:

Management of the Company

The business is managed by the directors who may exercise all the powers of the Company that are not covered by the Australian Corporations Act or by our Constitution required to be exercised by shareholders in a general meeting. The exercise of these powers is subject to the provision of this Constitution and the Australian Corporations Act (to the extent applicable).

Members Approval to Significant Changes

We must not make a significant change (either directly or indirectly) to the nature and scale of our activities except after having disclosed full details to the ASX in accordance with the requirements of the ASX Listing Rules (and if requested by the ASX, subject to us obtaining the approval of shareholders in a general meeting). We must not sell or otherwise dispose of the main undertaking of our company without the approval of shareholders in a general meeting. We need not comply with the above obligations if the ASX grants us an applicable waiver to be relieved of our obligations.

Rights Attached to Our Ordinary Shares

All of our issued shares are ordinary shares and as such the rights pertaining to these ordinary shares are the same. As at the date of this registration statement on Form 20-F, there are no ordinary shares that have superior or inferior rights.

The concept of authorized share capital no longer exists in Australia and as a result, our authorized share capital is unlimited. All our ordinary shares on issue are validly issued, fully paid and rank pari passu (equally). The rights attached to our ordinary shares are as follows:

Dividend Rights

Under our Constitution, subject to the rights of persons (if any) entitled to shares with special rights to dividends, the directors may declare a final dividend be paid out of profits to the members in accordance with the Australian Corporations Act and may authorize the payment or crediting by us to the members of such a dividend. No dividend carries interest as against us. Under the Australian Corporations Act, we must not pay a dividend unless: (a) our assets exceed our liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to our shareholders as a whole; and (c) the payment of the dividend does not materially prejudice our ability to pay our creditors. Unless any share is issued on terms providing to the contrary, all dividends are to be apportioned and paid proportionately to the amounts paid, or credited as paid on the relevant shares.

Voting Rights

Holders of ordinary shares have one vote per person on a show of hands, or one vote for each ordinary share held on all matters submitted to a vote of shareholders conducted by way of a poll. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required for a general meeting of shareholders consists of at least three shareholders present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. A meeting (excluding a meeting convened on the requisition of shareholders) which is adjourned for lack of a quorum will be adjourned to the same day in the following week at the same time and place. At the reconvened meeting, the required quorum consists of any two members present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. The meeting is dissolved if a quorum is not present within 30 minutes from the time appointed for the meeting.

Under the Australian Corporations Act, an ordinary resolution requires approval by the shareholders by a simple majority of the votes cast (namely, a resolution passed by more than 50% of the votes cast by shareholders entitled to vote on the resolution). Under our Constitution and the Australian Corporations Act, a special resolution (such as in relation to amending our Constitution, approving any variation of rights attached to any class of shares or our voluntary winding-up), requires approval of a special majority (namely a resolution that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution).

Rights in the Event of Liquidation

Under our Constitution, in the event of our liquidation, after satisfaction of liabilities to creditors and other statutory obligations prescribed by the laws of Australia, and the passing of a special resolution giving effect to the following, our assets will be distributed to the holders of ordinary shares in proportion to the shares held by them respectively, irrespective of the amount paid-up or credited as paid up on the shares. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights, such as the right in winding up to payment in cash of the amount then paid up on the share, and any arrears of dividend in respect of that share, in priority to any other class of shares.

Changing Rights Attached to Shares

According to our Constitution, the rights attached to any class of shares, unless otherwise provided by the terms of the class, may be varied with either the written consent of the holders of not less than 75% of the issued shares of that class or the sanction of a special resolution passed at a separate general meeting of the shares of that class.

Annual and Extraordinary Meetings

Under the Australian Corporations Act, our directors must convene an annual meeting of shareholders at least once every calendar year and within five months after the end of our last financial year. Notice of at least 28 days prior to the date of the meeting is required. If at the general meeting one or more directors may be elected by shareholders, we must tell the ASX of the date of the meeting at least 5 business days before the closing date for the receipt of nominations. A general meeting may be convened by any director, or one or more shareholders holding in the aggregate at least 5% of the votes that may be cast at a general meeting of shareholders. A general meeting must be called by the directors if requested by one or more shareholders holding in aggregate at least 5% of the votes that may be cast at a general meeting of shareholders or at least 100 shareholders who are entitled to vote. The directors must call the meeting not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

Limitations on the Rights to Own Securities in Our Company

Subject to certain limitations on the percentage of shares a person may hold in our company, imposed by the takeover provisions in the Australian Corporations Act which prohibit a person from acquiring voting shares or interests above the 20% level unless the person uses one of several permitted transactions types, neither our Constitution nor the laws of the Commonwealth of Australia (excluding the Foreign Acquisitions and Takeovers Act 1975 (as amended from time to time) and related regulations) restrict in any way the ownership of shares in our company.

Changes in Our Capital

Pursuant to the ASX Listing Rules, we may in our discretion issue securities without the approval of shareholders, if such issue of securities, when aggregated with securities issued by us during the previous 12 month period would be an amount that would not exceed 15% of our issued capital at the commencement of the 12 month period. Issues of securities in excess of this 15% limit or the issue of securities to our related parties require approval of shareholders (unless otherwise permitted under the ASX Listing Rules or unless we have obtained a waiver from the ASX in relation to the 15% limit).

Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars or other currencies. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply and under such there are either exemptions or limitations on the level of tax to be withheld.

The Foreign Acquisitions and Takeovers Act 1975

Overview

Australia’s foreign investment regime is set out in the FATA and Australia’s Foreign Investment Policy, or the Policy. The Australian Treasurer administers the FATA and the Policy with the advice and assistance of the Foreign Investment Review Board, or FIRB.

In the circumstances set out below in the section entitled ‘Mandatory notification requirements’, foreign persons are required to notify and receive a prior statement of no objection, or FIRB Clearance, from the Australian Treasurer. In the circumstances set out below in the section entitled ‘Other circumstances in which FIRB may be sought’, it is generally recommended that foreign persons obtain FIRB Clearance.

The Australian Treasurer has powers under the FATA to make adverse orders, including prohibition of a proposal, ordering disposal of an interest acquired or imposing conditions on a proposed transaction, in respect of a relevant acquisition if he or she considers it to be contrary to Australia’s national interest. The issue of a FIRB Clearance removes the risk of the exercise of the Australian Treasurer’s powers.

The obligation to notify and obtain FIRB Clearance is upon the acquirer of the interest, and not the Company. The failure to obtain FIRB Clearance may be an offence under Australian law.

Proposed Changes to Australia Foreign Investment Law

Australia is undergoing a period of potentially significant reform to its foreign investment regime. Proposed changes to the law are currently before the Australian Parliament and, subject to being passed by Parliament, are expected to be effective on and from December 1, 2015. Given the timing of this offer, the following disclosures are based on the current foreign investment regime only.

Investor’s Responsibility

It is the responsibility of any persons who wish to acquire shares of the Company to satisfy themselves as to their compliance with the FATA, regulations made under the FATA, the Policy, guidelines issued by the FIRB and with any other necessary approval and registration requirement or formality, before acquiring an interest in the Company.

Mandatory Notification Requirements

FIRB Clearance is required for the following transactions involving the acquisition of shares in an Australian corporation:

  the acquisition of a substantial interest if the Australian corporation is valued in excess of the applicable monetary threshold (see below);

  any direct investment by a foreign government investor; and

  any acquisition of shares in an Australian urban land corporation.

As at January 1, 2015, the prescribed threshold is A$252 million though a higher threshold of A$1.095 billion applies for private foreign investors from the United States, New Zealand, Japan, Korea and Chile unless the transaction involves certain prescribed sensitive sectors.

Application of these Requirements to the Company

As at September 23, 2015:

  the Company does not have any interests in Australian urban land and hence is not an Australian urban land corporation; and

  the Company’s gross assets are valued below A$252 million.

            Accordingly, the only circumstance in which an investor in the Company would currently be subject to the mandatory notification regime is if they are a foreign government investor making a direct investment in the Company.

            Applications for FIRB Clearance may be made by prospective investors in accordance with the information on FIRB’s website.

Other Situations Where FIRB Clearance Might be Sought

In addition to those circumstances where it is mandatory under the FATA for a foreign person to notify FIRB and seek FIRB Clearance for a particular transaction (see above), there are other instances where, despite there being no mandatory notification obligation, the Australian Treasurer may make adverse orders under the FATA if he or she considers a particular transaction to be ‘contrary to the national interest’. In addition, the Policy may require a foreign person to notify FIRB and seek FIRB Clearance even where the FATA does not so require (e.g. foreign government investors).

The voluntary clearance regime will relevantly apply if the Company’s assets are valued in excess of the relevant monetary threshold (see above) and 40% or more of the interests in the Company are already held by foreign persons. In such case, any change to the foreign persons that hold interests in the Company without FIRB Clearance could trigger the Australian Treasurer’s power to make adverse orders if the relevant transaction was considered to be contrary to Australia’s national interest.

In these circumstances, clearance may be sought on a voluntary basis. This would then preclude the Australian Treasurer from exercising his powers to make adverse orders in respect of the proposed transaction.

The Company as a Foreign Person

If foreign persons have a substantial interest in the Company, it would be considered to be a foreign person under the FATA.

In such event, we would be required to obtain the approval of the Australian Treasurer for our own transactions involving the acquisitions of interests in Australian urban land and some acquisitions of interests in Australian corporations.

FIRB Clearance may be required for such acquisitions (which may or may not be given or may be given subject to conditions). If FIRB Clearance is required and not given in relation to a proposed investment, we may not be able to proceed with that investment.

There can be no assurance that we will be able to obtain any required FIRB Clearances in the future.

Defined Terms Used in this Section

Foreign Persons

Under Australia’s foreign investment regime, it is the responsibility of any person (including, without limitation, nominees and trustees) who is:

  a natural person not ordinarily resident in Australia;

  a corporation in which a natural person not ordinarily resident in Australia, or a corporation incorporated outside of Australia, holds direct or indirect, actual or potential, voting power of 15.0% or more;

  a corporation in which two or more persons, each of whom is either a non-Australian resident or a non-Australian corporation, hold direct or indirect, actual or potential, voting power in aggregate of 40.0% or more;

  a trustee of a trust estate in which a non-Australian resident or non-Australian corporation holds 15.0% or more of the corpus or income of the trust estate;

  a trustee of a trust estate in which two or more persons, each of whom is either a non-Australian resident or a non- Australian corporation, hold in aggregate 40.0% or more of the corpus or income of the trust estate; or

  a foreign government investor,

to ascertain if they may be required to notify the Australian Treasurer of their investment.

Associates

Associate is broadly defined to include:

  the person’s spouse or de facto partner, lineal ancestors and descendants, and siblings;

  any partner of the person;

  any corporation of which the person is an officer, any officer of a corporation (where the person is a corporation), employers and employees, any employee of a natural person of whom the person is an employee;

  any corporation whose directors are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the person or, where the person is a corporation, of the directors of the person;

  any corporation in accordance with the directions, instructions or wishes of which, or of the directors of which, the person is accustomed or under an obligation, whether formal or informal, to act;

  any corporation in which the person holds a substantial interest;

  where the person is a corporation—a person who holds a substantial interest in the corporation;

  the trustee of a trust estate in which the person holds a substantial interest;

  where the person is the trustee of a trust estate—a person who holds a substantial interest in the trust estate;

  any person who is an associate of any other person who is an associate of the person.

Australian Urban Land Corporation

An Australian urban land corporation, or AULC, is a corporation where the value of its total assets comprising interests in Australian urban land exceeds 50% of the value of its total gross assets. An AULC is not necessarily a company registered in Australia. It may be registered anywhere. It is the composition of the assets of the corporation that will make it an AULC for the purposes of the Australian foreign investment regime.

Substantial Interest

A substantial interest is:

  control of 15% or more of the actual or potential voting power or issued shares in a target by a single foreign person (together with associates); or

  control of 40% or more of the actual or potential voting power or issued shares in a target by multiple foreign persons (together with associates).

Direct Investment

Any investment of an interest of 10% or more is considered to be a direct investment. Investments that involve interests below 10% may also may also be considered direct investments if the acquiring foreign government investor is building a strategic stake in the target, or can use that investment to influence or control the target. In particular, it includes investments of less than 10% which include any of the following:

  preferential, special or veto voting rights;

  the ability to appoint directors or asset managers;

  contractual agreements including, but not restricted to, agreements for loans, provision of services and off take agreements; or

  building or maintaining a strategic or long-term relationship with a target entity.

Foreign Government Investor

A Foreign Government Investor is:

  a body politic of a foreign country;

  entities in which governments, their agencies or related entities from a single foreign country have an aggregate interest (direct or indirect) of 15% or more;

  entities in which governments, their agencies or related entities from more than one foreign country have an aggregate interest (direct or indirect) of 40% or more; or

  entities that are otherwise controlled by foreign governments, their agencies or related entities, and any associates, or could be controlled by them including as part of a controlling group.

At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer. Nonetheless, should our total assets exceed the threshold in the future, we will need to be mindful of the number of ordinary shares that can be made available, and monitor the 40% aggregate shareholding threshold for foreign persons (together with their associates) to ensure that it will not be exceeded without an application to the Australian Treasurer’s for approval having been contemplated and submitted if considered necessary. Our Constitution does not contain any additional limitations on a nonresident’s right to hold or vote our securities.

Australian law requires the transfer of shares in our Company to be made in writing pursuant to an instrument of transfer (as prescribed under the Australian Corporations Act) if the Company’s shares are not quoted on the ASX or another prescribed financial market in Australia. Under current stamp duty legislation no Australian stamp duty will be payable in Australia on the issue or trading of shares in the Company provided that all of the Company’s issued shares remain quoted on the ASX at all times and no shareholder acquires or commences to hold (on an associate inclusive basis) 90% or more of the Company’s total issued shares.

C.               Material Contracts

There are no other contracts, other than those disclosed in this registration statement on Form 20-F and those entered into in the ordinary course of our business, that are material to us and which were entered into in the last two completed fiscal years or which were entered into before the two most recently completed fiscal years but are still in effect as of the date of this registration statement on Form 20-F:

  Performance Rights Plan. The Performance Rights Plan was last approved by shareholders on November 28, 2014. While the plan remains in place until the expiry of the rights previously issued under the plan, the Board does not intend to issue any further rights under the plan.

  Restricted Share Units Plan. The Restricted Share Units Plan was approved by shareholders on September 24, 2015.

  Executive Services Agreement. We entered into an executive services agreement with John Simpson effective July 1, 2015 pursuant to which he agreed to serve as Managing Director and Chief Executive Officer.

  Executive Employment Contract. We entered into an executive employment contract with Ralph Knode effective April 1, 2012 pursuant to which he agreed to serve as Chief Executive Officer of our wholly owned subsidiary Strata Energy, Inc.

  Employment Agreement. We entered into an employment agreement with David Coyne effective June 17, 2013 pursuant to which he agreed to serve as Chief Financial Officer.

  Modified Terms with Keyport Investments Pty Ltd and Jonathan Whyte. We entered into binding modified terms with Keyport Investment Pty Ltd and Jonathan Whyte effective July 1, 2014 pursuant to which Keyport Investments Pty Ltd agreed to continue providing the services of Jonathan Whyte and Jonathan Whyte agreed to continue to serve as Company Secretary.

  Resin Processing Agreement for Uranium Concentrates. We entered into a contract with Uranium One Americas, Inc. effective June 11, 2015 for the counterparty to treat uranium rich resin sourced from our Lance Projects at their uranium ISR processing plant under a toll milling arrangement. We pay a fee per pound of U3O8 processed, dried and packaged, with the fee subject to variability based on the amount of material processed and ranges from US$4.00 to US$8.00 per pound U3O8. We intend to utilize this toll milling agreement for Stage 1 of the Lance Projects and then bring this activity in-house when we construct and commission Stage 2.

  Lukisa Joint Venture and Joinder Agreement. We completed the acquisition of the uranium assets held by Uramin Inc. (a subsidiary of AREVA) in South Africa. We executed a joinder agreement whereby we assumed all of the rights and obligations of Uramin Inc. in a shareholders agreement with black economic empowerment partner Lukisa Invest 100 (Pty) Ltd. The shareholders agreement governs the incorporated joint venture entity named Lukisa JV Company (Pty) Ltd that hold 35 of our 40 prospecting rights in South Africa.

  Mmakau Joint Venture Agreement. In 2005, we acquired all of the issued shares of Tasman Pacific Limited and it became a wholly owned subsidiary of the Company. Tasman Pacific Limited is in an unincorporated joint venture with South African black economic empowerment partner Mmakau Mining (Pty) Ltd. This unincorporated joint venture holds 5 of our 40 prospecting rights in South Africa.

  Investec Bank Plc finance facility. In December 2015, we signed an agreement with Investec Bank Plc for the provision of up to US$15 million in secured debt finance. The facility comprises a US$7.5 million overdraft and a US$7.5 million inventory finance facility. The facility serves as a standby facility available for use if we require access to additional liquidity.

  Convertible Loan Agreement. In April 2016 we signed agreements with RCF and Pala for the provision of a convertible loan of US$15 million. Under the terms of the Convertible Note Facility, RCF and Pala may elect to convert all or part of the principal amount of the Convertible Loans (including any capitalized interest) into fully paid ordinary shares at any time prior to maturity at a conversion price that is the lower of $0.80 per share or the price of any equity raised prior to repayment. The Convertible Loans will be secured by a charge over certain of the assets of Strata Energy, but will be subordinated to the existing Investec Bank Plc finance facility.

D.               Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars or other currencies. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply and under such there are either exemptions or limitations on the level of tax to be withheld.

E.               Taxation.

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ordinary shares and ADSs. This discussion is based on the laws in force as of the date of this registration statement, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ordinary shares and ADSs in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not address the 3.8% U.S. Federal Medicare Tax on net investment income, the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ordinary shares or ADSs. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

Certain U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of our ordinary shares and ADSs as of the date hereof.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. Except where noted, this summary deals only with ordinary shares or ADSs and held as capital assets within the meaning of Section 1221 (generally, property held for investment purposes) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to holders subject to special tax rules, such as:

  insurance companies;

  financial institutions;

  individual retirement and other tax-deferred accounts;

  regulated investment companies;

  real estate investment trusts;

  individuals who are former U.S. citizens or former long-term U.S. residents;

  brokers or dealers in securities or currencies;

  traders that elect to use a mark-to-market method of accounting;

  investors in pass-through entities for U.S. federal income tax purposes;

  tax-exempt entities;

  persons that hold ordinary shares or ADSs as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes;

  persons that have a functional currency other than the U.S. dollar;

  persons that own (directly, indirectly or constructively) 10% or more of our equity; or

  persons that are not U.S. holders (as defined below).

In this section, a “U.S. holder” means a beneficial owner of ordinary shares or ADSs that is, for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the United States;

  a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

As used in this section, a “non-U.S. holder” is a beneficial owner of ordinary shares or ADSs that is not a U.S. holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

The discussion below is based upon the provisions of the Code, and the U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. This discussion also assumes that the ADSs will represent only ordinary shares in us and will not represent cash or any other type of property. This discussion also does not address the tax treatment of any taxes, fees or expenses that may be payable by an ADS holder pursuant to the deposit agreement.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting or filing obligations applicable to a holder of the ADSs or ordinary shares. In addition, this discussion does not discuss the alternative minimum tax.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (the “IRS”) or opinion from legal counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of ordinary shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that acquire, own or dispose of ordinary shares or ADSs should consult their tax advisors.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ordinary shares or ADSs in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

ADSs

If you hold ADSs, you generally will be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income on the day actually or constructively received by the holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the ordinary shares or ADSs and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “Backup Withholding Tax and Information Reporting Requirements” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual, trust or estate with respect to the ordinary shares or ADSs will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends will be treated as qualified dividends (a) if certain holding period requirements are satisfied, (b) if the Treaty (as defined below) is a qualified treaty and we are eligible for benefits under the Agreement between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”) or our ordinary shares or ADSs are readily tradable on a U.S. securities market, and (c) provided that we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC. The Treaty has been approved for the purposes of the qualified dividend rules and we intend to apply to list the ADSs on NYSE MKT. However, our PFIC status in the current year and future years will depend in part upon our income and assets (which for this purpose depends in part on the market value of our shares) in those years. See the discussion below under “—Passive Foreign Investment Company”. You should consult your tax adviser regarding the availability of the reduced tax rate on qualified dividends.

Includible distributions paid in Australian dollars, including any Australian withholding taxes, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt, the tax basis of the U.S. holder in those Australian dollars will be equal to their U.S. dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss.

If Australian dollars so received are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to such U.S. holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends received by a U.S. holder with respect to ordinary shares or ADSs will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends generally will be categorized as “passive” or “general” income depending on a U.S. holder’s circumstance.

Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

You may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-U.S. taxes imposed on dividends paid on the ordinary shares or ADSs if you (i) have held the ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss with respect to such shares, or (ii) are obligated to make payments related to the dividends (for example, pursuant to a short sale).

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Additional Information – Certain Australian Tax Considerations—Taxation of Dividends”.

Sale, Exchange or other Disposition of Ordinary Shares or ADSs

Subject to the PFIC rules discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ordinary shares or ADSs equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis (in U.S. dollars) in the ordinary shares or ADSs. This recognized gain or loss will generally be long-term capital gain or loss if the U.S. holder has held the ordinary shares or ADSs for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. However, in limited circumstances, the Treaty can re-source U.S. source income as Australian source income. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ordinary shares or ADSs. See “Additional Information – Certain Australian Tax Considerations—Tax on Sales or other Dispositions of Shares”.

Passive Foreign Investment Company

The Code provides special, generally adverse, rules regarding certain distributions received by U.S. holders with respect to, and sales, exchanges and other dispositions, including pledges, of, shares of stock of a PFIC. A foreign corporation will be a PFIC for any taxable year if at least 75% of its gross income for the taxable year is passive income or at least 50% of its gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We believe we were not a PFIC for the taxable year ended June 30, 2015. Based on our business plans and financial expectations and assuming the Lance Projects begin commercially extracting uranium during our current taxable year ending June 30, 2016, we expect that we should not be a PFIC for the taxable year ending June 30, 2016 and the foreseeable future. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status for a taxable year until the close of that taxable year. Our status could change depending, among other things, upon a decrease in the trading price of our ordinary shares or ADSs, any delay or suspension of uranium extraction, as well as changes in the composition and relative values of our assets and the composition of our income. Moreover, the rules governing whether certain assets are active or passive are complex and in some cases their application can be uncertain. If we were a PFIC in any year during a U.S. holder’s holding period for the ordinary shares or ADSs, we generally would continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares or ADSs.

If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares or ADSs, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such ordinary shares or ADSs will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election, as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:

  the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares or ADSs;

  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC in the U.S. holder’s holding period, will be treated as ordinary income arising in the current taxable year; and

  the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ordinary shares or ADSs cannot be treated as capital gains, even if the ordinary shares or ADSs are held as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends that we pay if we are a PFIC for either the taxable year in which the dividend is paid or the preceding year. Furthermore, unless otherwise provided by the U.S. Treasury Department, each U.S. holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury Department may require.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, a U.S. holder of ordinary shares or ADSs during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. You should consult your tax advisors regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to U.S. holders of ADSs if the ADSs are listed on NASDAQ, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on NASDAQ. While we would expect the Australian Securities Exchange, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the Australian Securities Exchange is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, a U.S. holder that makes a mark-to-mark election with respect to us may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ordinary shares or ADSs at the end of your taxable year over your adjusted tax basis in the ordinary shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ordinary shares or ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any gain or loss you recognize upon the sale or other disposition of your ordinary shares or ADSs in a year when we are not a PFIC will be a capital gain or loss. See “—Sale, Exchange or other Disposition of Ordinary shares or ADSs” above for the treatment of capital gains and losses.

Your adjusted tax basis in the ordinary shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances. In the case of a valid mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Taxation of Dividends,” except the reduced rates of taxation on any dividends received from us would not apply. Alternatively, you can sometimes avoid the PFIC rules described above by electing to treat us as a “qualified electing fund” (“QEF”) under Section 1295 of the Code. However, this option will not be available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

U.S. holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

Additional Taxes

U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, the ADSs or ordinary shares, subject to certain limitations and exceptions. Under recently issued regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the QEF rules discussed above under “Passive Foreign Investment Company,” but would include distributions of earnings and profits from a QEF. U.S. holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of the ADSs or ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

Payments of dividends with respect to the ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of the ordinary shares or ADSs, by a U.S. paying agent or other U.S. intermediary, or made into the United States, will be reported to the IRS and to the U.S. holder as may be required under applicable Treasury regulations. Backup withholding may apply to these payments if the U.S. holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain U.S. holders (including, among others, corporations) are not subject to backup withholding and information reporting. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder will be refunded (or credited against such U.S. holder’s U.S. federal income tax liability, if any), provided the required information is timely furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

Certain individual U.S. holders (and under proposed Treasury regulations, certain entities) may be required to report to the IRS information with respect to their investment in the ordinary shares or ADSs not held through an account with a U.S. financial institution. U.S. holders who fail to report required information could become subject to substantial penalties. U.S. holders are encouraged to consult with their own tax advisors regarding foreign financial asset reporting requirements with respect to their investment in the ordinary shares or ADSs.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ordinary shares or ADSs. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Certain Australian Income Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares or ADSs.

It is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, tax exempt organizations or funds managers). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty and goods and services tax.

Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. As used in this summary a “Non-Australian Shareholder” is a holder that is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.

Nature of ADSs for Australian Taxation Purposes

A U.S. holder of ADSs will be treated for Australian taxation purposes as being “absolutely entitled” to the underlying ordinary shares in the Company in accordance with Taxation Ruling TR 2004/D25. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to Non-Australian Shareholders of holding ordinary shares for Australian taxation purposes. We note that the holder of an ADS will be treated for Australian tax purposes as the owner of the underlying ordinary shares that are represented by such ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. An exemption for dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income, or CFI, and paid to Non-Australian Shareholders. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States which is beneficially entitled to that dividend is limited to 15% where that resident is a qualified person for the purposes of the Double Taxation Convention between Australia and the United States.

If a Non-Australian Shareholder is a company and owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.

Tax on Sales or other Dispositions of Shares—Capital gains tax

Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last 2 years prior to disposal.

Non-Australian Shareholders who own an associate inclusive interest of 10% or more would be subject to Australian capital gains tax provided that more than 50% of our direct or indirect assets, determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit Australia’s right to tax any gain in these circumstances. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains. The net capital gain is included in the Non-Australian Shareholder’s income and may be reduced by any other Australian deductions or carry forward tax losses, subject to satisfying the relevant tax loss recoupment rules.

The Australian Government has announced that from July 1, 2016, it proposes to impose a 10% non-final withholding obligation on a purchaser when a non-resident disposes of certain taxable Australian property (which can include shares in a company as discussed above). This proposal has not yet been passed into law.

Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account

Some Non-Australian Shareholders may hold shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income taxing provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% . This rate does not include the Temporary Budget Repair Levy of 2% that applies in certain circumstances. Where the Non-Australian Shareholder is entitled to the benefit of the Double Taxation Convention between the United States and Australia, it will only be subject to tax on Australian-sourced gains on disposal of the shares where our assets consist wholly or principally of real property situated in Australia.

To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax in Australia on any part of the income gain or capital gain.

Dual Residency

If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No Australian stamp duty is payable by Australian residents or non-Australian residents on the issue and trading of our shares on the basis that all of our issued shares remain quoted on the ASX at all times, and no shareholder acquires or commences to hold (on an associate inclusive basis) 90% or more of all of our issued shares.

No Australian stamp duty is payable on the issue and trading of ADSs.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.

Goods and Services Tax

The issue or transfer of shares to a non-Australian resident investor will not incur Australian goods and services tax.

F.               Dividends and Paying Agents

We have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs, subject to the terms of the deposit agreement. See “Description of Securities Other Than Equity Securities - American Depositary Shares”.

G.               Statement by Experts

Not applicable.

H.               Documents on Display

When this registration statement on Form 20-F becomes effective, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. You may read and copy the registration statement on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

In addition, since our ordinary shares are traded on the ASX, we have file annual and semi-annual reports with, and furnish information to, the ASX, as required under the ASX Listing Rules and the Corporations Act. Copies of our filings with the ASX can be retrieved electronically at www.asx.com.au We also maintain a web site at www.pel.net.au. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this registration statement on Form 20-F, and the reference to our website in this registration statement on Form 20-F is an inactive textual reference only.

I.               Subsidiary Information.

Not applicable.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they may be subject to future adjustment. Changes in assumptions can significantly affect estimated fair values. Our financial instruments include accounts receivable, reclamation deposits, bank indebtedness, and accounts payable and accrued liabilities.

The fair values of accounts receivable, reclamation deposits, accounts payable and accrued liabilities, and bank indebtedness approximate their carrying values due to the short-term maturity of these financial instruments.

We are exposed to risks associated with the uranium business, credit, liquidity, interest rate and foreign exchange. We manage the above risks accordance with the Audit and Risk Management Committee Charter and specific approved group policies. These policies are developed in accordance with the consolidated groups operational requirements. The consolidated group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessment of prevailing and forecast interest rate and foreign exchange rates. The consolidated group manages credit risk by only dealing with recognized, creditworthy third parties and liquidity risk is managed through the budgeting and forecasting process. Commodity price risk is defined as the potential loss that we may incur as a result of changes in the market value of uranium. Interest rate risk results from our debt and equity instruments that we issue to provide financing and liquidity for our business. Industry-wide risks can also affect our general ability to finance exploration, and development of exploitable resources; such effects are not predictable or quantifiable.

Business Risk

Uranium exploration and development involves a high degree of risk whereby many properties are ultimately not developed to a producing stage. There can be no assurance that our future exploration and development activities will result in discoveries of commercial bodies of uranium. Whether a uranium property will be commercially viable depends on a number of factors including the particular attributes of the ore body and its proximity to infrastructure, as well as government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection. In addition, commodity prices fluctuate and are affected by many factors beyond our control. Changes in the price of uranium can have a significant impact on the economic performance of a project. Our supply contracts with favorable pricing above current spot and long-term prices cover only a portion of our planned extraction. Revenue beyond our current contracts will be affected by both spot and long-term U3O8 price fluctuations which are beyond our control, and are not predictable. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in a uranium property not being profitable.

Credit Risk

Credit risk is the risk of financial loss to us if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash balance and our reclamation deposits. We follow an investment policy to mitigate against the deterioration of principal and to enhance our ability to meet its liquidity needs. The credit risk associated with cash and reclamation deposits is mitigated by ensuring these financial assets are placed with major financial institutions with strong investment-grade ratings by a primary ratings agency. We do not anticipate any default.

We have no significant concentration of credit risk with any single counterparty or group of counterparties. However, on geographical basis, we have significant credit risk exposures to the United States, South Africa and Australia given the substantial operations in those regions. Details with respect to credit risk of trade and other receivables are detailed in the notes to our financial statements included in this registration statement on Form 20-F.

Our maximum exposure to credit risk is set forth in the following table:

	2015	2014
Cash and Cash Equivalents
– A Rated	$32,644,734	$7,027,753
	$32,644,734	$7,027,753

Liquidity Risk

Liquidity risk arises from the possibility that we might encounter difficulty in settling our debts or otherwise meeting our obligations related to financial liabilities. The consolidated group manages liquidity risk by maintaining sufficient cash or credit facilities to meet the operating requirements of the business and investing excess funds in highly liquid short term investments. The consolidated group’s liquidity needs can be met through a variety of sources, including the issue of equity instruments and short or long-term borrowings.

Alternative sources of funding in the future could include project debt financing and equity raisings, and future operating cash flow. These alternatives will be evaluated to determine the optimal mix of capital resources.

The following table details the consolidated group’s non-derivative financial instruments according to their contractual maturities. The amounts disclosed are based on contractual undiscounted cash flows. Cash flows realized from financial assets reflect management’s expectation as to the timing of realization. Actual timing may therefore differ from that disclosed. The timing of cash flows presented in the table to settle financial liabilities reflects the earliest contractual settlement dates.

Financial Asset and Financial Liability Maturity Analysis

Financial Assets	Within 1 Year			1-5 Years			Over 5 Years			Totals
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013

Cash assets & cash equivalents	32,644,734	$7,027,753	$5,184,760	$–	$–	$–	$–	$–	$–	$32,644,734	$7,027,753	$5,184,760
Restricted Cash	–	10,123,753	24,054,580	–	–	–	–	–	–	–	10,123,753	24,054,580
Trade and other receivables	3,752,133	3,356,330	6,773,259	–	–	–	–	–	–	–	10,123,753	6,773,259
Other financial assets	–	–	–	3,806	1,088	3,263	–	–	–	3,806	1,088	3,263

Total Financial Assets	36,396,867	$20,507,709	$36,012,599	$3,806	$1,088	$3,263	$–	$–	$–	$36,400,673	$20,508,797	$36,015,862

Financial Liabilities

Trade and other payables	3,703,926	838,601	1,294,520	–	–	–	–	–	–	3,703,926	838,601	1,294,520
Borrowings	266,104	23,394,034	24,959,952	916,775	795,730	676,335	257,875	242,630	–	1,440,754	24,432,794	25,636,287

Total Financial Liabilities	3,970,030	$24,233,034	$26,273,319	$916,775	$795,730	$676,335	$257,875	$242,630	$–	$5,144,680	$25,271,395	$26,930,807

Market Risk

Market risk is the risk that changes in market prices, such as, foreign exchange rates, commodity prices, and interest rates will affect the value of the financial instruments. Market risk is comprised of interest rate risk, foreign currency risk and other price risk.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Borrowings under our credit facilities are subject to fixed interest rates. A one percent change in interest rates would not have a material effect on net income and comprehensive income. At June 30, 2015 total borrowings were only $1,440,754.

Foreign Currency Risk

We are exposed to fluctuations in foreign currencies arising from the purchase of goods and services in currencies other than the consolidated group’s measurement currency. Any exposure to movements in U.S. dollar currency is mitigated through the maintenance of a U.S. dollar denominated position. The consolidated group has no hedging contracts in place as at the date of this report.

The carrying amount of the consolidated group’s USD denominated financial assets and financial liabilities at the reporting date are disclosed below. A 10% strengthening of the Australian dollar (AUD) against the USD at 30 June 2015 would have impacted equity and loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2014.

	Currency	2015	2014	2013

Exchange rate at reporting date		0.7655	0.9419	0.9133

Financial Assets
Cash & cash equivalents	A$	30,002,591	3,094,268	107,943
	US$	22,966,983	2,914,491	98,584
Trade and other receivables	A$	2,510,358	2,344,623	3,734,937
	US$	1,921,679	2,208,400	3,411,118

Financial Liabilities
Trade and other payables	A$	2,823,560	539,086	696,464
	US$	2,161,435	507,765	636,081
Borrowings	A$	1,182,879	24,190,163	22,831,287
	US$	905,494	22,784,715	20,851,814

Net Financial Assets/ (Liabilities)	A$	28,506,510	(19,290,358)	(19,684,871)
	US$	21,821,733	(18,169,588)	(17,978,193)

10% strengthening of the A$ against the US$:
– effect on equity		(2,850,651)	1,929,036	1,968,487
– effect on loss before tax		–	–	–

A 10% weakening of Australian dollar against the above currencies at June 30, 2015 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Other Price Risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. We are not exposed to significant other price risk.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                   Debt Securities.

Not applicable.

B.                  Warrants and rights.

Not applicable.

C.                  Other Securities.

Not applicable.

D.                  American Depositary Shares

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 20 ordinary shares (or a right to receive 20 ordinary shares) deposited with National Australia Bank Ltd., as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, or ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Australian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly or indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which summarizes certain terms of your ADSs. A copy of the deposit agreement is filed as an exhibit to this registration statement on Form 20-F. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the deposit agreement on the SEC’s website at http://www.sec.gov.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

  Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If the depository determines that this is not possible or if any approval or license of any governmental agency required for such conversion is not filed or sought by the depositary or is not obtained within a reasonable period of time, as determined by the depositary, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so, or in its discretion, to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Additional Information - Taxation”. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

  Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution to the extent permitted under law. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

  Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for such rights.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf all in accordance with your instructions. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay the exercise price and any other charges the rights require you to pay and comply with other applicable instructions.

U.S. securities laws may restrict transfers and cancellation of the ADSs representing shares purchased upon exercise of rights. For example, you may not be able to trade such ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

  Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it determines is legal, fair and practical. If it cannot make the distribution in that way, the depositary may adopt another legal, fair and practical method. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash. It may instead decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or any other property to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or share transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person designated by you at the office of the custodian. In the alternative, at your request, risk and expense, the depositary will deliver the deposited securities at its office.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to you a statement confirming that you are the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the number of deposited ordinary shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you upon our request. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date established by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares underlying the ADSs. However, you may not know about the meeting with a sufficient amount of advance notice to withdraw the shares.

The depositary will attempt, as far as practical, subject to the laws of Australia and of our Constitution or similar documents, to vote or to have its agents vote the shares or other deposited securities represented by your ADSs as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting, details concerning the matters to be voted upon and copies of materials to be made available to shareholders in connection with the meeting at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary
shares or ADS holders must pay the depositary:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	•	Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to you

$.05 (or less) per ADS per calendar year	•	Depositary services

Registration fees	•	Registration of transfers of shares on our share register to or from the name of the depositary or its nominee or the custodian or its nominee when you deposit or withdraw shares

Expenses of the depositary	•	Cable and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary, custodian or their agents for servicing the deposited securities	•	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The depositary may collect any of its fees by deduction from any cash distribution payable to you that are obligated to pay those fees.

From time to time, the depositary may make payments to us to reimburse or share revenue from the fees collected from you, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliates of the depositary and that may earn or share fees, spreads or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:		Then:
•	Reclassify, split up or consolidate any of the deposited securities

The depositary may distribute some or all of the cash, shares or other securities it received. It may also ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

•	Recapitalize, reorganize, merge, consolidate, sell all or substantially all of our assets, or take any similar action

The depositary may distribute some or all of the cash, shares or other securities it received. It may also ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

•	Distribute securities in respect of deposited shares that are not distributed to you	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, cable, telex or facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The Company may terminate the deposit agreement by notice to the depositary.

The depositary may initiate termination of the deposit agreement:

  by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

  if an Insolvency Event or Delisting Event (as defined in the depositary agreement) occurs with respect to us; or

  if a Termination Option Event (as defined in the depositary agreement) has occurred or will occur.

At any time after the termination date, the depositary may sell any remaining deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be (i) to account for the money and other cash; (ii) collect distributions on the deposited securities; and (iii) deliver shares and other deposited securities or sale proceeds upon cancellation of ADSs. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. Generally, we and the depositary:

  are only obligated to take the actions specifically set forth in the deposit agreement;

  are not liable if we are or it is prevented or delayed by law, provisions of our articles of association (or similar document), provisions of any securities issued by us or of the distribution thereof, or circumstances beyond our control from performing our or its obligations under the deposit agreement;

  are not liable if we or it exercises discretion permitted under the deposit agreement;

  are not liable for the inability of any holder of ADSs to benefit from any distribution, offering, right or other benefit on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

  are not liable for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary, custodian or registrar may require:

  payment of taxes or other governmental charges and stock transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  satisfactory proof of the identity and genuineness of any signature; and

  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

You have the right to cancel their ADSs and withdraw the underlying shares at any time except:

  when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

  when you owe money to pay fees, taxes and similar charges; and

  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions:

  depositary in writing that it or its customer owns the shares or ADSs to be deposited;

  the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate;

  the depositary must be able to close out the pre-release on not more than five business days’ notice; and

  subject to all indemnities and credit regulations that the depository deems appropriate.

In addition, the depositary has agreed to limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the ADSs, although the depositary may disregard the limit from time to time, if it thinks it is reasonably appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC that facilitates the interchange between registered holdings of uncertificated securities and holdings of security entitlements in those securities through DTC and a DTC participant. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer. In connection with DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all reports and communications that it receives from us as a holder of deposited securities and that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Disclosure of Interests

We may from time to time request ADS holders to provide information, including as to the capacity which they own or owned ADSs and regarding the identity of any other persons then or previously interested in such ADSs and the nature of such interest. Each ADS holder agrees to provide any information of that kind that is requested by us or the depositary. To the extent that provisions of or governing the deposited securities or the rules or regulations of any governmental authority or securities exchange or automated quotation system may require the disclosure of beneficial or other ownership of deposited securities, other shares and other securities to us or other persons, the depositary has agreed to use its reasonable efforts to comply with our written instructions in respect of any such enforcement or limitation.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.      CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.    CODE OF ETHICS

Not applicable.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 12, 2015, we announced the termination of the engagement with our previous independent registered public accounting firm, Somes Cooke. The decision to change auditors was made by our audit committee and our Board of Directors on July 13, 2015. We received approval from the Australian Securities and Investment Commission on August 12, 2015 for the change in auditors to be effective immediately upon the resignation of Somes Cooke, with the appointment of the new independent registered public accounting firm to be ratified at the next annual general meeting. The resolution to ratify the appointment of the new independent auditor has been included in the notice of annual general meeting to be held on November 19, 2015. The report of Somes Cooke on our consolidated financial statements for the fiscal years ended June 30, 2014 and 2013 did not contain an adverse opinion or a disclaimer of an opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles apart from the emphasis of matter regarding uncertainty of continuation as a going concern at June 30, 2014.

During the fiscal years ended June 30, 2014 and 2013 and through June 30, 2015, there were no disagreements with Somes Cooke on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Somes Cooke, would have caused Somes Cooke to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements for such fiscal years then ended. During the fiscal years ended June 30, 2014 and 2013 and through June 30, 2015, there were also no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

We provided Somes Cooke with a copy of the disclosures under Item 16F(a)(1) as included herein and requested that Somes Cooke furnish us with a letter addressed to the SEC stating whether or not Somes Cooke agrees with the statements in response to this Item 16F(a)(1). A copy of the letter dated November 13, 2015, furnished by Somes Cooke in response to that request was furnished as Exhibit 15.2 to this registration statement on Form 20-F.

On August 12, 2015, we announced the appointment of BDO Audit (WA) Pty Ltd., or BDO, as our independent registered public accounting firm for the year ended June 30, 2015. A resolution to ratify the appointment was passed at the annual general meeting held on November 19, 2015. During the fiscal years ended June 30, 2014 and 2013 and through June 30, 2015, neither we nor anyone on our behalf consulted BDO with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that BDO concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement with Somes Cooke (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

ITEM 16G.    CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.      FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.      FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this registration statement on Form 20-F beginning on page F-1.

ITEM 19.      EXHIBITS.

Exhibit
Number	Description
1.1*	Constitution of Peninsula Energy Limited
2.1*	Form of Deposit Agreement between Peninsula Energy Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares
2.2*	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1)
4.1†*	Resin Processing Agreement for Uranium Concentrate, dated June 11, 2015
4.2†*	Uramin-Lukisa JV Company Shareholders Agreement among Lukisa Invest 100 (Proprietary) Limited, Uramin Incorporated and Uramin-Lukisa JV Company (Proprietary) Limited, dated September 11, 2007
4.3*

Joinder to Shareholders’ Agreement among Tasman RSA Holdings (Pty) Ltd., Lukisa Invest 100 (Proprietary) Limited, Uramin Incorporated, Uramin-Lukisa JV Company (Proprietary) Limited and Peninsula Energy Ltd. dated December 18, 2013

4.4†*	Joint Venture Agreement between Tasman Pacific Minerals Limited and Mmakau Mining (Proprietary) Limited, dated March 9, 2006
4.5††*	Executive Services Agreement with John Simpson
4.6††*	Executive Employment Contract with Ralph Knode
4.7††*	Employment Agreement with David Coyne
4.8††*	Key Terms Agreement with Jonathan Whyte and Keyport Investments Pty Ltd.
4.9*	Lease Agreement between Unibelle PTY Ltd. and Peninsula Energy Limited
4.10*	Form of Facility Agreement among Peninsula Energy Limited, Investec Bank Plc, Investec Australia Limited and the guarantors thereto
4.11	Convertible Loan Agreement among Peninsula Energy Limited, Resource Capital Fund V.I. L.P. and the guarantors thereto
4.12	Convertible Loan Agreement among Peninsula Energy Limited, Pala Investments Limited and the guarantors thereto.
8.1*	List of Subsidiaries of Peninsula Energy Limited
15.1	Consent of BDO Audit (WA) Pty Ltd.
15.2*	Somes Cooke concurrence letter

*      Previously filed
†      Confidential treatment has been requested as to portions of this exhibit
††    Indicates a management contract or compensatory plan arrangement

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on Form 20-F filed on its behalf.

PENINSULA ENERGY LIMITED

By:	/s/ David Coyne
David Coyne
Chief Financial Officer

Date: May 20, 2016

INDEX TO THE FINANCIAL STATEMENTS

Peninsula Energy Limited

For the years ended June 30, 2015, 2014 and 2013

Independent Auditor's Report on Half-Year Financial Report	F-1

Independent Auditor's Report	F-3

Consolidated Statement of Profit or Loss and Other Comprehensive Income	F-4

Consolidated Statement of Financial Position	F-5

Consolidated Statement of Changes in Equity	F-6

Consolidated Statement of Cash Flows	F-7

Notes to the Consolidated Financial Statements	F-8

Independent Review Report	F-18

Directors' Declaration	F-62

Tel: +61 8 6382 4600	38 Station Street
Fax: +61 8 6382 4601	Subiaco, WA 6008
www.bdo.com.au	PO Box 700 West Perth WA 6872
Australia

INDEPENDENT AUDITOR’S REVIEW REPORT

To the members of Peninsula Energy Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Peninsula Energy Limited, which comprises the consolidated statement of financial position as at 31 December 2015, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the half-year ended on that date, notes comprising a statement of accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2015 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Peninsula Energy Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Peninsula Energy Limited, would be in the same terms if given to the directors as at the time of this auditor’s review report.

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation, other than for the acts or omissions of financial services licensees.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Peninsula Energy Limited is not in accordance with the

Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2015 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

BDO Audit (WA) Pty Ltd

Wayne Basford

Director

Perth, 15 March 2016

INDEPENDENT AUDITOR’S REPORT

To the members of Peninsula Energy Limited, Perth, Western Australia

Report on the Financial Report

We have audited the accompanying consolidated statement of financial position of Peninsula Energy Limited as of June 30, 2015, 2014 and 2013 and the related consolidated statements of profit and loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for each of the three years in the period ended June 30, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peninsula Energy Limited at June 30, 2015, 2014 and 2013, and the results of its operations and its consolidated cash flows for each of the three years in the period ended June 30, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

As discussed in Note 1(ab) to the consolidated financial statements, the 2014 and 2013 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

BDO Audit (WA) Pty Ltd
Perth, Western Australia

January 29, 2016

Consolidated Statement of Profit or Loss and Other Comprehensive Income

FOR THE HALF-YEAR ENDED 31 DECEMBER 2015

	Note	31 December	31 December
		2015	2014
		$	$
			(Restated)

Interest revenue		52,814	68,081
Other income		87,536	24,000

Employee benefits expense		(1,407,820)	(1,155,915)
Share-based payments expense	5	(960,872)	(515,866)
Depreciation expense		(168,678)	(105,453)
General and administrative expenses		(898,101)	(578,831)
Professional fees		(398,233)	(477,208)
Foreign exchange gain		1,671,161	492,137
LOSS BEFORE INCOME TAX		(2,022,193)	(2,249,055)

Income tax expense		-	-

LOSS FROM CONTINUING OPERATIONS		(2,022,193)	(2,249,055)

Other comprehensive income:
Items that may be reclassified to profit and loss
Exchange differences on translation of foreign controlled entities		3,104,481	12,646,350

TOTAL COMPREHENSIVE INCOME FOR THE HALF-YEAR		1,082,288	10,397,295

Loss from continuing operation attributable to:
Equity holders of the Parent		(2,022,193)	(2,249,055)
Non-controlling interests		-	-

		(2,022,193)	(2,249,055)
Total comprehensive income attributable to:
Equity holders of the Parent		1,369,181	10,349,049
Non-controlling interests		(286,893)	48,246

		1,082,288	10,397,295
LOSS PER SHARE
Basic loss per share (cents per share)		(1.17)	(2.56)

The Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the notes.

Consolidated Statement of Financial Position

AS AT 31 DECEMBER 2015

		31 December	30 June
	Note	2015	2015
		$	$
CURRENT ASSETS
Cash and cash equivalents		2,826,139	32,644,734
Trade and other receivables		4,754,838	3,752,133
TOTAL CURRENT ASSETS		7,580,977	36,396,867

NON-CURRENT ASSETS
Property, plant and equipment		26,352,377	17,169,113
Mineral exploration and evaluation	6	10,616,366	11,808,698
Mineral development	7	151,140,784	119,867,014
Other financial assets		3,806	3,806
TOTAL NON-CURRENT ASSETS		188,113,333	148,848,631
TOTAL ASSETS		195,694,310	185,245,498

CURRENT LIABILITIES
Trade and other payables		3,013,231	3,703,926
Borrowings	8	2,294,681	266,104
Funds held on trust		1,599,258	-
Provisions	9	78,872	65,745
TOTAL CURRENT LIABILITIES		6,986,042	4,035,775

NON-CURRENT LIABILITIES
Borrowings	8	952,519	1,174,650
Provisions	9	6,547,988	983,965
TOTAL NON-CURRENT LIABILITIES		7,500,507	2,158,615
TOTAL LIABILITIES		14,486,549	6,194,390
NET ASSETS		181,207,761	179,051,108

EQUITY
Issued capital	10	207,320,805	205,653,218
Reserves		32,566,957	29,768,805
Accumulated losses		(60,147,297)	(58,125,104)
Equity attributable to equity holders of the Parent		179,740,465	177,296,919
Non-controlling interest		1,467,296	1,754,189
TOTAL EQUITY		181,207,761	179,051,108

The Consolidated Statement of Financial Position should be read in conjunction with the notes.

Consolidated Statement of Changes in Equity

FOR THE HALF-YEAR ENDED 31 DECEMBER 2015

	Issued	Accumulated	Option &	Foreign	Total	Non-	Total Equity
	Capital	Losses	SBP	Currency		controlling
			Reserve	Translation		interest
				Reserve
	$	$	$	$	$	$	$
Balance 1 July 2014 - Restated	138,326,267	(52,945,208)	11,522,373	(2,834,066)	94,069,366	1,650,487	95,719,853
Transaction With Owners
Shares issued during the half year	40,739,169	-	-	-	40,739,169	-	40,739,169
Share-based payments expense	92,145	-	423,721	-	515,866	-	515,866
Salary sacrifice program	27,000	-	(9,000)	-	18,000	-	18,000
Shares - debt facility agreement	192,000	-	-	-	192,000	-	192,000
Options - equity facility agreement	(88,889)	-	88,889	-	-	-	-
Transaction costs	(1,034,060)	-	-	-	(1,034,060)	-	(1,034,060)
Total Transactions With Owners	39,927,365	-	503,610	-	40,430,975	-	40,430,975
Comprehensive Income
Other comprehensive income	-	-	-	12,598,104	12,598,104	48,246	12,646,350
Foreign translation reclassification	-	164,551	-	(164,551)	-	-	-
Loss for the half-year	-	(2,249,055)	-	-	(2,249,055)	-	(2,249,055)
Total Comprehensive Income	-	(2,084,504)	-	12,433,553	10,349,049	48,246	10,397,295
Balance 31 December 2014	178,253,632	(55,029,712)	12,025,983	9,599,487	144,849,390	1,698,733	146,548,123

Balance 1 July 2015	205,653,218	(58,125,104)	13,009,388	16,759,417	177,296,919	1,754,189	179,051,108
Transaction With Owners
Shares issued during the half year	241,819	-	-	-	241,819	-	241,819
Share-based payments expense	1,539,094	-	(578,222)	-	960,872	-	960,872
Salary sacrifice program	15,000	-	(15,000)	-	-	-	-
Transaction costs	(128,326)	-	-	-	(128,326)	-	(128,326)
Total Transactions With Owners	1,667,587	-	(593,222)	-	1,074,365	-	1,074,365
Comprehensive Income
Other comprehensive income	-	-	-	3,391,374	3,391,374	(286,893)	3,104,481
Loss for the half-year	-	(2,022,193)	-	-	(2,022,193)	-	(2,022,193)
Total Comprehensive Income	-	(2,022,193)	-	3,391,374	1,369,181	(286,893)	1,082,288
Balance 31 December 2015	207,320,805	(60,147,297)	12,416,166	20,150,791	179,740,465	1,467,296	181,207,761

The Consolidated Statement of Changes in Equity should be read in conjunction with the notes.

Consolidated Statement of Cash Flows

FOR THE HALF-YEAR ENDED 31 DECEMBER 2015

	31 December	31 December
	2015	2014
	$	$
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees	(3,282,631)	(2,208,070)
Interest received	52,814	68,081
Net cash (used in) operating activities	(3,229,817)	(2,139,989)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for mineral exploration and evaluation	(622,433)	(867,616)
Payments for mineral development	(20,923,905)	(2,705,895)
Payments for interest on borrowings	-	(1,202,791)
Proceeds from the sale of property, plant & equipment	465,741	-
Payments for mineral exploration performance bonds and rental bonds	(395,021)	(243,376)
Purchase of prospects	(29,214)	-
Purchase of property, plant and equipment	(10,225,259)	(1,926,273)
Net cash (used in) investing activities	(31,730,091)	(6,945,951)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares	-	40,739,169
Equity raising transaction costs	(128,326)	(1,034,060)
Proceeds from borrowings	2,032,254	-
Repayment of borrowings	(225,808)	(19,142,012)
Proceeds from applications to exercise options	1,841,077	-
Return of unused restricted cash held in escrow	-	(8,636,432)
Net cash provided by financing activities	3,519,197	11,926,665

Net (decrease)/increase in cash held	(31,440,711)	2,840,725
Cash at the beginning of financial year	32,644,734	17,151,379
Effects of exchange rate fluctuations on cash held	1,622,116	1,825,129

Cash at the end of period	2,826,139	21,817,233

The Consolidated Statement of Cash Flows should be read in conjunction with the notes.

Notes to the Consolidated Financial Statements

NOTE 1: BASIS OF PREPARATION

This general purpose interim financial report for the half-year reporting period ended 31 December 2015 has been prepared in accordance with the requirements of the Corporations Act 2001, International Accounting Standards and other authoritative pronouncements of the International Accounting Standards Board (IASB). This interim financial report also complies with Australian Accounting Standards and Interpretations as issued by the Australian Accounting Standards Board (AASB). Compliance with International Accounting Standards results in full compliance with the International Financial Reporting Standards (IFRS) as issued by the IASB. Peninsula is a for-profit entity for the purpose of preparing financial statements.

The half-year report has been prepared on an accruals and historical cost basis.

This interim report does not include all the notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and operating and financing activities of the consolidated entity as the full financial report. Accordingly, this interim financial report is to be read in conjunction with the annual report for the year ended 30 June 2015 and any public announcements made by Peninsula during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

This interim financial report was approved by the Board of Directors on 15 March 2016.

The interim financial report has been prepared on the going concern basis that contemplates normal business activities and the realisation of assets and extinguishment of liabilities in the ordinary course of business. The half year financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2015 annual financial statements contained within the annual report of Peninsula.

Going concern

The accounts have been prepared on the basis that the consolidated group can meet its commitments as and when they fall due and can therefore continue normal business activities, and realise assets and liabilities in the ordinary course of business.

The consolidated group is in the process of ramping up production activities at its Lance ISR Uranium Project which is expected to generate positive cash flow in the near term. In addition, the consolidated group has available a working capital debt facility that is only partially drawn down and the Directors have an appropriate plan to raise additional funds as and when it is required. In light of the consolidated group’s current exploration and development projects, the Directors believe that the additional capital required can be raised in the debt and equity markets.

Accordingly, the Directors are satisfied the going concern basis of preparation for the interim financial statements is appropriate.

Rounding of amounts

The Consolidated Group has applied the relief available to it under ASIC Class Order 98/100. Accordingly, amounts in the Financial Report and the Directors’ Report have been rounded off to the nearest thousand dollars.

Correction of prior period errors

(i)	Correction of error – BlackRock Financial Management, Inc. funds held in escrow

In December 2012, the Company issued US$22 million of secured notes to funds managed by BlackRock Financial Management, Inc (BlackRock). During the preparation of the consolidated financial statements for the year ended 30 June 2015, with a change in auditors and subsequent review of the accounting treatment of these transactions, it was determined that the treatment of these notes was not compliant with AASB 139 Financial Instruments: Recognition and Measurement. The impact to 31 December 2014 prior period balances is minimal as the notes were fully redeemed on 19 December 2014.

Please refer to the 30 June 2015 Annual Report for a more detailed description of the restatement.

Notes to the Consolidated Financial Statements

The error has been corrected by restating each of the affected financial statement items for the prior period as shown in the table below.

(ii)	Correction of error in accounting for control of an incorporated Joint Venture

On 19 December 2013, the Company announced that all conditions precedent had been met that enabled the completion of the acquisition of the South African uranium assets held by AREVA. The Company acquired a 74% interest in Lukisa JV Company (Pty) Ltd (BEE partner Lukisa Invest 100 (Pty) Ltd continues to hold the remaining 26% interest), which in turn holds a 100% interest in subsidiary Beaufort West Minerals (Pty) Ltd.

At the date of acquisition, it was determined that the Company held joint control of Lukisa JV Company and recorded the acquisition as an equity investment under AASB 11 (Joint Ventures) and AASB 128 (Investments in Associates and Joint Ventures). Joint control was assessed on the basis that the BEE partner who held 26% interest in the Joint Venture had substantive rights which gave the BEE partner joint control.

During the preparation of the consolidated financial statements for the year ended 30 June 2015, with a change in auditor and subsequent review of the accounting treatment, it was determined that the BEE partner only had protective rights (which protect the rights of minority shareholders) and therefore it did not have joint control of the Lukisa JV Company. Therefore, on the basis that the Company (via a subsidiary) is the appointed Manager and has the substantive rights which enables the Company to direct the day to day operations, the Lukisa JV Company has been consolidated within the financial statements in accordance with AASB 10 Consolidated Financial Statements. A correction of error is required in order to reflect consolidation of the Lukisa JV Company from the date of acquisition in accordance with AASB 10.

The consideration transferred and the fair value of the net assets acquired were:

Consideration transferred	$
21,077,635 shares @ FV $0.045 on 19 December 2012	948,494
206,483,154 shares @ FV $0.022 on 19 December 2013	4,493,170
Total consideration	5,441,664

Fair value
acquired on
acquisition
19-Dec-13
Assets	$
Cash and cash equivalents	6,612
Receivables	298,191
Property, plant and equipment	7,164,517
Exploration and evaluation	388,810

7,858,130
Liabilities
Borrowings - Peninsula	(741,208)
Borrowings - Non-controlling interest	(260,425)
(1,001,633)

Non-controlling interest	(1,414,833)
Total identifiable assets at fair value	5,441,664

The fair value of the non-controlling interest’s share of the acquired property, plant and equipment and exploration and evaluation was determined as to its relative value to the consideration paid by Peninsula.

Notes to the Consolidated Financial Statements

The fair value of the shareholder loans was performed using a discounted cash flow.

The error has been corrected by restating each of the affected financial statement items for the prior period as shown in the table below.

The corrections for (i) BlackRock funds held in escrow and (ii) Accounting for control of an incorporated Joint Venture involves restating the following balances:

	31-Dec-14	Increase /	31-Dec-14
	previous policy	(decrease)	restated
	$	$	$
Consolidated income statement (extract)
Share-based payments – debt facility fees (i)	(192,000)	192,000	-
General and administrative expenses (ii)	(575,879)	(2,952)	(578,831)
Loss for the year (extract)	(767,879)	189,048	(578,831)

Total loss for the year	(2,438,103)	189,048	(2,249,055)
Total comprehensive income	9,291,132	1,106,827	10,397,959

Consolidated cash flow statement (extract)
Payments to suppliers and employees	(2,358,268)	150,198	(2,208,070)
Net cash outflow operating activities (extract)	(2,358,268)	150,198	(2,208,070)

Payments for mineral development (i)	(2,130,920)	(574,975)	(2,705,895)
Payments for mineral exploration performance bonds and rental bonds	(365,870)	122,494	(243,376)
Purchase of property, plant and equipment	(1,553,622)	(372,651)	(1,926,273)
Net cash outflow investing activities (extract)	(4,050,412)	(825,132)	(4,875,544)

Proceeds from borrowings	(2,291,720)	2,291,720	-
Return of unused escrow funds	-	(8,636,432)	(8,636,432)
Net cash inflow financing activities (extract)	(2,291,720)	(6,344,712)	(8,636,432)

Net increase/(decrease) in cash held	14,443,762	(11,603,037)	2,840,725
Cash & cash equivalents held at the beginning of the financial year (i)	7,021,593	10,129,786	17,151,379
Exchange rate fluctuations on cash held (i)	345,237	1,479,892	1,825,129
Cash & cash equivalents at the end of the financial year	21,810,592	6,641	21,817,233

Notes to the Consolidated Financial Statements

NOTE 2: DIVIDENDS

The Company has not paid or provided for dividends during the half-year ended 31 December 2015.

NOTE 3: OPERATING SEGMENTS

The consolidated group has identified its operating segments based on internal reports that are reviewed and used by the Board of Directors and Managing Director / CEO (chief operating decision makers) in assessing performance and determining the allocation of resources. Segments are identified on the basis of area of interest. Financial information about each segment is provided to the chief operating decision makers on at least a monthly basis.

The consolidated group has three reportable operating segments as follows:

•	Lance Uranium Projects, Wyoming USA;
•	Karoo Uranium Projects, South Africa; and
•	Corporate/Other.

Basis of accounting for purposes of reporting by operating segments

Unless otherwise stated, all amounts reported to the Board of Directors and Managing Director / CEO, being the chief decision makers with respect to operating segments, are determined in accordance with accounting policies that are consistent to those adopted in the annual financial statements of the consolidated group.

Inter-segment transactions

Corporate charges are allocated to reporting segments based on an estimation of the likely consumption of certain head office expenditure that should be used in assessing segment performance.

Segment assets

Where an asset is used across multiple segments, the asset is allocated to that segment that receives the majority asset economic value from that asset. In the majority of instances, segment assets are clearly identifiable on the basis of their nature and physical location.

Segment liabilities

Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of that segment. Borrowings and tax liabilities are generally considered to relate to the consolidated group as a whole and are not allocated. Segment liabilities include trade and other payables.

Unallocated items

The following items of revenue, expenditure, assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

•	Net gains on disposal of available-for-sale financial investments;
•	Impairment of assets and other non-recurring items of revenue and expense;
•	Other financial liabilities; and
•	Retirement benefit obligations.

Notes to the Consolidated Financial Statements

Segment Performance

The following table presents information regarding the Group’s operating segments for the half-year ended 31 December 2015:

	Lance Projects	Karoo Projects	Corporate/
	Wyoming, USA	South Africa	Other	Total
31 December 2015	$	$	$	$

Revenue
External sales	-	-	-	-
Inter-segment sales	-	-	1,014,000	1,014,000
Inter-segment interest	-	-	1,968,128	1,968,128
Interest revenue	1,408	1,815	49,591	52,814
Profit on sale of fixed assets	87,536	-	-	87,536
Total Segment Revenue	88,944	1,815	3,031,719	3,122,478

Inter-Segment elimination	-	-	(2,982,128)	(2,982,128)
Total Segment Revenue	88,944	1,815	49,591	140,350

Expenses
Depreciation and amortisation	(161,966)	(1,498)	(5,214)	(168,678)
Allocated Segment Expenses	(161,966)	(1,498)	(5,214)	(168,678)
Unallocated
Employee benefits expense	-	-	-	(1,407,820)
Share-based payments	-	-	-	(960,872)
General and administrative expenses	-	-	-	(898,101)
Professional fees	-	-	-	(398,233)
Foreign exchange gain	-	-	-	1,671,161
Loss before and after income tax	-	-	-	(2,022,193)

The following table presents information regarding the Group’s operating assets as at 31 December 2015:

	Lance Projects	Karoo Projects	Corporate/
	Wyoming, USA	South Africa	Other	Total
31 December 2015	$	$	$	$

Segment Assets
Exploration and evaluation	-	10,616,366	-	10,616,366
Development	151,140,784	-	-	151,140,784
Property, plant and equipment	20,357,757	5,954,436	40,184	26,352,377
Cash and cash equivalents	231,779	134,114	2,460,246	2,826,139
Trade and other receivables	2,661,247	261,171	1,832,420	4,754,838
Other financial assets	-	-	3,806	3,806
Total Assets	174,391,567	16,966,087	4,336,656	195,694,310

Notes to the Consolidated Financial Statements

The following table presents information regarding the Group’s operating segments for the half-year ended 31 December 2014:

	Lance Projects	Karoo Projects	Corporate/
	Wyoming, USA	South Africa	Other	Total
31 December 2014 - Restated	$	$	$	$

Revenue
Inter-segment sales	-	-	24,000	24,000
Inter-segment interest	-	-	1,906,186	1,906,186
Interest revenue	-	-	1,046,795	1,046,795
Other income	9,138	249	58,694	68,081
Total Segment Revenue	9,138	249	3,035,675	3,045,062

Inter-Segment elimination	-	-	(2,952,981)	(2,952,981)
Total Segment Revenue	9,138	249	82,694	92,081

Expenses
Depreciation and amortisation	(96,729)	(2,214)	(6,510)	(105,453)
Allocated Segment Expenses	(96,729)	(2,214)	(6,510)	(105,453)
Unallocated
Employee benefits expense	-	-	-	(1,155,915)
Share-based payments	-	-	-	(515,866)
General and administrative expenses	-	-	-	(578,831)
Professional fees	-	-	-	(477,208)
Foreign exchange gain	-	-	-	492,137
Loss before and after income tax	-	-	-	(2,249,055)

The following table presents information regarding the Group’s operating assets as at 30 June 2015:

	Lance Projects	Karoo Projects	Corporate/
	Wyoming, USA	South Africa	Other	Total
30 June 2015	$	$	$	$

Segment Assets
Exploration and evaluation	-	11,808,698	-	11,808,698
Development	119,867,014	-	-	119,867,014
Property, plant and equipment	10,017,594	7,110,573	40,946	17,169,113
Cash and cash equivalents	1,025,642	182,245	31,436,847	32,644,734
Trade and other receivables	2,510,358	366,795	874,980	3,752,133
Other financial assets	-	-	3,806	3,806
Total Assets	133,420,608	19,468,311	32,356,579	185,245,498

Notes to the Consolidated Financial Statements

NOTE 4: CONTINGENT LIABILITIES

In December 2013, the Company completed the acquisition of the South African uranium assets held by AREVA. As part of the commercial arrangements, an additional amount of US$45 million is to be paid to AREVA at the time that at least 50% of project development funding is secured. If 50% of project development funding is not secured within 25 years, no additional contingent payment is liable to be made. In order to achieve at least 50% of project development funding, additional exploration and delineation drilling is required, a bankable feasibility study needs to be completed and a mineral reserve to support the first five to seven years of mining operations is required. Until these activities are completed, it is improbable that this additional payment is required.

The Board is not aware of any other circumstances or information which leads them to believe there are any other material contingent liabilities outstanding as at 31 December 2015.

NOTE 5: SHARE-BASED PAYMENTS

Share-based payment expenses for the half year to 31 December 2015 comprises:

31 December
2015
$

Shares issued under service agreement (i)	17,760
Employee incentive shares issued (ii)	12,000
Options issued to Directors (iii)	170,000
Shares issued to Managing Director/CEO (iv)	761,112
Total share-based payments expense	960,872

(i)	740,000 (pre-consolidated) ordinary shares issued under a service agreement for the Lance Projects. Fair value of the shares issued was the market value on the date of issue.

(ii)	500,000 (pre-consolidated) ordinary shares issued under existing employment agreement during the period. Fair value of the shares issued was the market value on the date of issue.

(iii)

Issues of 265,010 and 54,737 (post-consolidated) unlisted options to Non-Executive Directors as approved by shareholders in the Extraordinary General Meeting held on 24 September 2015 and the Annual General Meeting held on 19 November 2015 respectively. The options were valued independently using the Black & Scholes option model, refer to the relevant Notice of Meetings released on the ASX on 25 August 2015 and 16 October 2015 respectively for detailed valuation assumptions.

(iv)

Issue of 555,556 (post-consolidated) ordinary shares to the Managing Director/CEO as approved by shareholders in the Extraordinary General Meeting held on 24 September 2015. Fair value of the shares issued was the market value on the date of issue.

All options granted to key management personnel are convertible into ordinary shares in Peninsula, which confer a right of one ordinary share for every option held.

NOTE 6: MINERAL EXPLORATION AND EVALUATION

	31 December	30 June
	2015	2015
	$	$
Exploration and evaluation
Balance at the beginning of the period	11,808,698	9,820,327
Exploration and evaluation costs incurred	725,206	1,371,346
Foreign exchange translation	(1,917,538)	617,025
Carrying amount at the end of the year	10,616,366	11,808,698

The recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Notes to the Consolidated Financial Statements

NOTE 7: MINERAL DEVELOPMENT

	31 December	30 June
	2015	2015
	$	$
Development
Balance at the beginning of the period	119,867,014	79,519,800
Development costs	19,652,603	15,443,964
Rehabilitation costs	5,565,988	983,000
Capitalised interest and borrowing costs	-	4,847,119
Capitalised costs written off	-	(47,222)
Foreign exchange translation	6,056,179	19,120,353
Carrying amount at the end of the year	151,140,784	119,867,014

NOTE 8: BORROWINGS

	31 December	30 June
	2015	2015
	$	$
CURRENT
Borrowings – Investec (i)	2,032,254	-
Borrowings – Strata (ii)	262,427	266,104
Total Current	2,294,681	266,104

NON-CURRENT
Borrowings – Strata (ii)	736,519	916,775
Lukisa Joint Venture loans (iii)	216,000	257,875
Total Non-Current	952,519	1,174,650

(i)

In December 2015, the Company entered into an agreement with Investec Bank Plc for a US$15 million finance facility, which will serve as support financing to assist in covering inventory and other general costs over the next two years, while production and revenue increase at the Lance in-situ recovery uranium projects in Wyoming, USA.

(ii)	Balances consist of the current and non-current portions of a mortgage over the Strata office building, Nuclear Regulatory Commission Promissory Note and loans for company vehicles and equipment.

(iii)

In December 2013, the Company completed the acquisition of the South African uranium assets previously owned by AREVA. The assets were acquired by the acquisition of the AREVA held shares in Tasman-Lukisa JV Company (Pty) Ltd, which resulted in the Company acquiring 74% of this entity. The remaining 26% is held by the Black Economic Empowerment partner – Lukisa Invest 100 (Pty) Ltd. On the date of completion, Tasman-Lukisa JV Company (Pty) Ltd owed certain amounts by way of loans to AREVA and its subsidiaries (shareholder loans). These shareholder loans were acquired by the Company and Lukisa Invest 100 (Pty) Ltd in proportion to the respective ownership interest in Tasman-Lukisa JV Company (Pty) Ltd. As the Company consolidates the Tasman-Lukisa JV Company (Pty) Ltd in its financial statements, the amount shown represents the 26% share of the loans acquired by the shareholders that is attributable to Lukisa Invest 100 (Pty) Ltd. The acquired loans have a face value of US$117,721,899 at the date of acquisition, however, they were acquired for US$1 only by each of the Company and Lukisa Invest 100 (Pty) Ltd. The value of the acquired loans have been recognised at their fair value that has been determined by escalating the cash flow stream for a period of 30 years and discounting the value back to present value using a pre-tax discount rate of 30%. Under the terms of the shareholders agreement, the acquired loans are subordinated to other liabilities of Tasman-Lukisa JV Company (Pty) Ltd, including subordinated to the actual cash amounts that the Company has provided to the Tasman-Lukisa JV Company (Pty) Ltd to progress exploration and evaluation activities.

Notes to the Consolidated Financial Statements

NOTE 9: PROVISIONS

	31 December	30 June
	2015	2015
	$	$
CURRENT
Employee Entitlements – Annual Leave	78,872	65,745
Total Current Provisions	78,872	65,745

NON-CURRENT
Rehabilitation Provision (i)	6,547,988	983,965
Total Non-Current Provisions	6,547,988	983,965

(i)

A provision for restoration is recognised in relation to the exploration and development activities for costs associated with the restoration of various sites. Estimates of the restoration obligations are based on anticipated technology and legal requirements and future costs. In determining the restoration provision, the Company has assumed no significant changes will occur in the relevant Federal and State legislation in relation to restoration in the future.

NOTE 10: ISSUED CAPITAL

	31 December	30 June
	2015	2015
	$	$

174,198,060 fully paid ordinary shares (June 2015: 6,906,810,221 pre- consolidation shares)	207,320,805	205,653,218

For the six months ended 31 December 2015	Number	$

Balance at 1 July 2015 (pre-consolidation)	6,906,810,221	205,653,218

Employee incentive shares issued (pre-consolidation) (i)	28,777,778	748,222
Shares issued under service agreement (pre-consolidation) (Note 5)	740,000	17,760
Shares issued under employment agreement (pre-consolidation) (Note 5)	500,000	12,000
Share consolidation (ii)	(6,763,405,205)	-
Shares issued to Managing Director (post-consolidation) (Note 5)	555,556	761,112
Salary sacrifice scheme (post-consolidation) (iii)	18,194	15,000
Shares issued on exercise of options (post-consolidation)	201,516	241,819
Capital raising fees	-	(128,326)
Balance as at 31 December 2015	174,198,060	207,320,805

(i)

28,777,778 ordinary shares were issued to employees and consultants on 17 July 2015 at both Peninsula and Strata for achievements relating to the successful financing in February 2015 and the completion of key permitting milestones. Issue of the shares was approved on 12 June 2015.

(ii)

On 24 September 2015 shareholders voted to approve the consolidation of the Company's securities on a "1 for 40" basis. This consolidation was completed on 1 October 2015, with the result being that Company security holders now hold 1 security for every 40 securities held prior to the consolidation having taken place.

(iii)	On 23 October 2015, shares were issued in lieu of director’s fees under the salary sacrifice program as approved by shareholders in the Extraordinary General Meeting held on 24 September 2015.

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At the shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

At 31 December 2015, the Company had on issue 43,333,437 PENOD listed options and 2,569,748 unlisted options.

Notes to the Consolidated Financial Statements

For the twelve months ended 30 June 2015	Number	$

Balance at 1 July 2014	3,426,402,505	138,326,267

Equity raising – Share Placement	840,000,000	16,800,000
Equity raising – Entitlement Offer	2,626,627,006	52,533,241
Shares issued to consultants	3,360,215	80,645
Salary Sacrifice Scheme	1,419,282	27,000
BlackRock facility fees	8,000,000	192,000
Employee incentive shares issued	1,000,000	21,000
Shares issued on exercise of options	1,213	36
Capital raising fees – equity facility agreement	-	(108,889)
Capital raising fees – other	-	(2,218,082)
Balance as at 30 June 2015	6,906,810,221	205,653,218

NOTE 11: EVENTS SUBSEQUENT TO REPORTING DATE

On 5 January 2016 Peninsula announced that it had completed its first U3O8 delivery under Strata’s 2011 sale and purchase agreement with a United States utility. This followed Strata’s execution of a variation to that agreement allowing Peninsula to complete delivery on 4 January 2016. The uranium delivered by Strata was borrowed material to ensure compliance with the delivery schedule in this existing uranium sale agreement.

On 29 January 2016 Peninsula filed an amended registration statement on Form 20-F with the SEC for review. The amended Form 20-F encompasses developments concerning the Company since the November 2015 filing, including changes to reflect that the Company is now in production, and to include information requested by the SEC following their review of the earlier filing.

In February 2016, the NRC notified Strata that it has accepted Strata’s application to amend Source Materials License SUA-1601 to include the Kendrick Expansion Area (Kendrick) at the Lance Projects. Kendrick is adjacent to the Ross Permit Area and under the current life of mine plan is scheduled to come online during the 2019 calendar year to supply uranium to the CPP.

On 11 March 2016 Peninsula announced that it had entered into a long term uranium concentrate sale and purchase agreement with a major European utility and nuclear industry leader. The agreement is for the sale and purchase of 4.0 million pounds of U3O8 from the Lance Projects over a 10 year period beginning at the end of 2020 and contemplates increasing this to 50% of annual mine production from 2026 onwards.

Except for the above, no matter or circumstance has arisen since 31 December 2015, which has significantly affected, or may significantly affect the operations of the consolidated group, the result of those operations, or the state of affairs of the consolidated group in subsequent financial years.

Independent Review Report

The directors declare that:

1.	The financial statements and notes, as set out on pages 9 to 22, are in accordance with the Corporations Act 2001, including

(a)	complying with Australian Accounting Standard 134; and

(b)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2015 and of its performance for the half-year ended on that date.

2.	In the directors’ opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

John Simpson
Managing Director/CEO

15 March 2016

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR YEAR ENDED 30 JUNE 2015

		2015	2014	2013
		$	$	$
	Notes		(Restated)	(Restated)
Continuing operations
Interest and Other Revenue	2	232,844	183,900	386,653
Interest and Other Revenue		232,844	183,900	386,653

Employee benefits expense		(2,327,746)	(2,998,975)	(4,089,331)
General and administrative expenses		(1,493,140)	(1,461,082)	(2,304,387)
Professional fees		(921,806)	(527,011)	(1,531,156)
Finance costs		(780,863)	-	-
Share-based payments expense	21	(1,482,771)	(1,691,955)	(2,414,208)
Interest expense		(49)	(19,108)	(2,554,792)
Depreciation expense	9	(243,264)	(214,097)	(314,389)
Sale of fixed assets gain/(loss)		(12,265)	329,418	-
Foreign exchange gain/(loss)		1,731,067	(48,107)	3,710
Capitalised costs written off		(47,222)	-	-
Impairment expense		-	(71,309)	(2,090,567)

Loss before tax from continuing operations	3	(5,345,215)	(6,518,326)	(14,908,467)
Income tax expense	4	-	-	-
Loss for the year from continuing operations		(5,345,215)	(6,518,326)	(14,908,467)

Other comprehensive income/(loss):
Other comprehensive income may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		19,862,505	(3,111,180)	7,626,225
Total comprehensive income/(loss) for the year		14,517,290	(9,629,506)	(7,282,242)

Loss from continuing operations attributable to:
Equity holders of the Parent		(5,345,215)	(6,518,326)	(14,908,467)
Non-controlling interests		-	-	-
		(5,345,215)	(6,518,326)	(14,908,467)
Total comprehensive income attributable to:
Equity holders of the Parent		14,413,588	(9,629,506)	(7,282,242)
Non-controlling interests		103,702	-	-
		14,517,290	(9,629,506)	(7,282,242)
Loss per share attributable to the members of Peninsula Energy Limited:
Basic loss per share (cents per share)	22	(0.11)	(0.21)	(0.54)
Diluted loss per share (cents per share)	22	(0.11)	(0.21)	(0.54)

The above consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with accompanying notes. See Note 1(ab) for restatement as a result of correction of error.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2015

		2015	2014	2013
	Notes	$	$	$
			(Restated)	(Restated)
CURRENT ASSETS
Cash and cash equivalents	5	32,644,734	7,027,753	5,184,760
Restricted cash and cash equivalents	5	-	10,123,626	24,054,580
Trade and other receivables	6	3,752,133	3,356,330	6,773,259
TOTAL CURRENT ASSETS		36,396,867	20,507,709	36,012,599

NON-CURRENT ASSETS
Property, plant and equipment	9	17,169,113	11,443,355	5,123,389
Mineral exploration and evaluation	10	11,808,698	9,820,327	9,003,616
Mineral development	11	119,867,014	79,519,800	66,306,927
Other financial assets	7	3,806	1,088	3,263
Trade and other receivables		-	-	948,494
TOTAL NON-CURRENT ASSETS		148,848,631	100,784,570	81,385,689

TOTAL ASSETS		185,245,498	121,292,279	117,398,288

CURRENT LIABILITIES
Trade and other payables	13	3,703,926	838,601	1,294,520
Borrowings	14	266,104	23,394,433	24,959,952
Provisions	15	65,745	34,705	18,847
TOTAL CURRENT LIABILITIES		4,035,775	24,267,739	26,273,319

NON-CURRENT LIABILITIES
Borrowings	14	1,174,650	1,038,361	676,335
Provisions	15	983,965	266,326	-
TOTAL NON-CURRENT LIABILITIES		2,158,615	1,304,687	676,335

TOTAL LIABILITIES		6,194,390	25,572,426	26,949,654

NET ASSETS		179,051,108	95,719,853	90,448,634

EQUITY
Issued capital	16	205,653,218	138,326,267	126,749,105
Reserves	17	29,768,805	8,688,307	10,126,412
Accumulated losses		(58,125,104)	(52,945,208)	(46,426,883)
Equity attributable to equity holders of the Parent		177,296,919	94,069,366	90,448,634
Non-controlling interest	8	1,754,189	1,650,487	-

TOTAL EQUITY		179,051,108	95,719,853	90,448,634

The above consolidated Statement of Financial Position should be read in conjunction with the accompanying notes. See Note 1(ab) for restatement as a result of change in accounting judgement and correction of error.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR YEAR ENDED 30 JUNE 2015

				Share	Foreign
				Based	Currency		Non-
		Issued	Accumulated	Payments	Translation		controlling	Total
		Capital	Losses	Reserve	Reserve	Total	interest	Equity
	Notes	$	$	$	$	$	$	$

30 June 2012		106,522,715	(31,906,416)	6,530,918	(7,505,159)	73,642,058	-	73,642,058

Transactions with Owners

Shares issued during the year	16 (b)	15,559,211	-	-	-	15,559,211	-	15,559,211

Share-based payment expense	21	1,241,162	-	1,173,046	-	2,414,208	-	2,414,208

Exercise of options		4,641,371	-	-	-	4,641,371	-	4,641,371

Options lapsed		-	388,000	(388,000)	-	-	-	-

Issue of options under debt facility agreement	16 (b)	-	-	2,160,000	-	2,160,000	-	2,160,000

Issue of options under equity facility agreement	16(b)	(373,333)	-	373,333	-	-	-	-

Transaction costs	16 (b)	(842,021)	-	-	-	(842,021)	-	(842,021)

Total Transactions with Owners		20,226,390	388,000	3,318,379	-	23,932,769	-	23,932,769

Comprehensive Income

Loss for the year reported in the 2013 financial statements		-	(14,563,655)	-	-	(14,563,655)	-	(14,563,655)

Restatement on correction of error – Note 1(ab)		-	(344,812)	-	-	(344,812)	-	(344,812)

Restated loss for the year		-	(14,908,467)	-	-	(14,908,467)	-	(14,908,467)

Foreign exchange translation reserve		-	-	-	7,626,225	7,626,225	-	7,626,225

Restatement on correction of error – Note 1(ab)		-	-	-	156,049	156,049	-	156,049

Restated foreign exchange translation reserve		-	-	-	7,782,274	7,782,274	-	7,782,274

Total Comprehensive Income/(Loss)		-	(14,908,467)	-	7,782,274	(7,126,193)	-	(7,126,193)

30 June 2013 - Restated		126,749,105	(46,038,883)	9,849,297	277,115	90,448,634	-	90,448,634

Transactions With Owners

Shares issued during the year	16 (b)	11,493,172	-	-	-	11,493,172	-	11,493,172

Share-based payment expense	21	236,879	-	1,455,076	-	1,691,955	-	1,691,955

Salary Sacrifice Program shares	16 (b)	133,215	-	18,000	-	151,215	-	151,215

Issue of shares under debt facility agreement	16 (b)	296,500	-	-	-	296,500	-	296,500

Issue of options under equity facility agreement	16 (b)	(160,000)	-	160,000	-	-	-	-

Acquisition of AREVA Projects		-	-	-	-	-	1,650,487	1,650,487

Transaction costs	16 (b)	(422,604)	-	40,000	-	(382,604)	-	(382,604)

Total Transactions With Owners		11,577,162	-	1,673,076	-	13,250,238	1,650,487	14,900,725

Comprehensive Income

Loss for the year reported in the 2014 financial statements		-	(6,814,826)	-	-	(6,814,826)	-	(6,814,826)

Restatement on correction of error – Note 1(ab)		-	296,500	-	-	296,500	-	296,500

Restated loss for the year		-	(6,518,326)	-	-	(6,518,326)	-	(6,518,326)

Foreign exchange translation reserve		-	-	-	(3,111,180)	(3,111,180)	-	(3,111,180)

Total Comprehensive Income/(Loss)		-	(6,518,326)	-	(3,111,180)	(9,629,506)	-	(9,629,506)

30 June 2014 - Restated		138,326,267	(52,945,208)	11,522,373	(2,834,066)	94,069,366	1,650,487	95,719,853

Transactions With Owners

Shares issued during the year	16 (b)	69,333,241	-	-	-	69,333,241	-	69,333,241

Share-based payment expense	21	101,645	-	1,381,126	-	1,482,771	-	1,482,771

Salary Sacrifice Program shares	16 (b)	27,000	-	(3,000)	-	24,000	-	24,000

Options exercised		36	-	-	-	36	-	36

Issue of shares under debt facility agreement	16 (b)	192,000	-	-	-	192,000	-	192,000

Issue of options under equity facility agreement	16 (b)	(108,889)	-	108,889	-	-	-	-

Transaction costs	16 (b)	(2,218,082)	-	-	-	(2,218,082)	-	(2,218,082)

Total Transactions With Owners		67,326,951	-	1,487,015	-	68,813,966	-	68,813,966

Comprehensive Income

Foreign exchange translation reserve		-	-	-	19,862,504	19,862,504	-	19,862,504

Non-controlling interest		-	-	-	(103,702)	(103,702)	103,702	-

Foreign translation reclassification		-	165,319	-	(165,319)	-	-	-

Loss for the year		-	(5,345,215)	-	-	(5,345,215)	-	(5,345,215)

Total Comprehensive Income		-	(5,179,896)	-	19,593,483	14,413,587	103,702	14,517,289

Balance at 30 June 2015		205,653,218	(58,125,104)	13,009,388	16,759,417	177,296,919	1,754,189	179,051,108

The above consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes. See Note 1(ab) for restatement as a result of change in accounting judgement and correction of error.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2015

		2015	2014	2013
		$	$	$
	Notes		(Restated)	(Restated)

CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees		(4,677,841)	(4,992,159)	(8,770,290)
Facility fees paid		(389,090)	-	-
Interest paid		(49)	(19,108)	(1,626,508)
Interest received		184,844	111,900	386,653
Net cash (used in) operating activities	30	(4,882,136)	(4,899,367)	(10,010,145)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for mineral exploration and evaluation		(1,408,081)	(1,460,983)	(1,687,488)
Payments for mineral development		(13,134,222)	(11,891,150)	(12,043,443)
Payments for interest on capitalised borrowings costs		(1,281,418)	(2,593,409)	-
Proceeds from(/payments for) mineral exploration performance bonds and rental bonds		(230,500)	960,363	(1,786,991)
Proceeds from sale of property, plant & equipment		-	2,634,461	-
Purchase of property, plant & equipment		(5,981,286)	(2,164,112)	(467,470)
Cash acquired on acquisition of ARSA Projects		-	6,160	-
Net cash (used in) investing activities		(22,035,507)	(14,508,670)	(15,985,392)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares	16	69,333,241	7,000,000	14,610,715
Equity raising transaction costs		(2,218,082)	(382,604)	(842,021)
Proceeds from application to exercise options		36	-	1,515,635
Proceeds from borrowings		-	-	24,054,580
Repayment of borrowings		(19,142,012)	-	-
Return of unused restricted cash held in escrow		(8,636,432)	-	-
Net cash provided by financing activities		39,336,751	6,617,396	39,338,909

Net increase/(decrease) in cash held		12,419,108	(12,790,641)	13,343,372
Cash and cash equivalents at the beginning of financial year	*	17,151,379	29,239,340	14,155,136
Effects of exchange rate fluctuations on cash held		3,074,247	702,680	1,740,832

Cash and cash equivalents at the end of financial year	5*	32,644,734	17,151,379	29,239,340

* Included within the consolidated Statement of Cash Flows is restricted cash with an opening balance of $10,123,626 (2014: $24,054,580 and 2013: nil) and a closing balance of nil (2014: $10,123,626 and 2013: $24,054,580). Please refer to Note 5.

The above consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes. See Note 1 (ab) for restatement as a result of change in accounting judgement and correction of error.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

This financial report includes the consolidated financial statements and notes of Peninsula Energy Limited and controlled entities (consolidated group).

Basis of Preparation

The consolidated general purpose financial statements of the consolidated group have been prepared in accordance with the requirements of the Corporations Act 2001, International Accounting Standards and other authoritative pronouncements of the International Accounting Standards Board (IASB). Peninsula Energy Limited is a for-profit entity for the purpose of preparing financial statements.

International Accounting Standards set out accounting policies that the IASB has concluded would result in a financial report containing relevant and reliable information about transactions, events and conditions. Material accounting policies adopted in the preparation of this financial report are presented below and have been consistently applied unless otherwise stated.

The financial report has been prepared on an accruals basis and going concern basis, and is based on historical costs, modified, where applicable, by the measurement of fair value of selected non-current assets, financial assets and financial liabilities.

The consolidated financial statements were approved for issue by the board of directors on January 29, 2016.

(a)	New and Amended Standards Adopted for the First Time by the Consolidated Group

The consolidated group has applied for the first time in this reporting period commencing 1 July 2014 the various improvement projects which make amendments to current accounting standards and determined that they will not have a material impact on the financial statements of Peninsula Energy Limited upon adoption in the current period or any prior period and are not likely to affect future periods.

(b)	Principles of Consolidation

The consolidated financial statements incorporate the assets, liabilities and results of entities controlled by Peninsula Energy Limited at the end of the reporting period. A controlled entity is any entity over which Peninsula Energy Limited has the power to govern the financial and operating policies of, so as to obtain benefits from the entity’s activities. Control will generally exist when the parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity. In assessing the power to govern, the existence and effect of holdings of actual and potential voting rights is considered.

Where controlled entities have entered or left the consolidated group during the year, the financial performance of those entities are included only for the period of the year that they were controlled. A list of controlled entities is contained in Note 8 of the Notes to the financial statements.

In preparing the consolidated financial statements, all inter-group balances and transactions between entities in the consolidated group have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those adopted by the parent entity.

Business combinations by the group are accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of profit or loss and other comprehensive income, statement of financial position and statement of changes in equity of the consolidated entity. Losses incurred by the consolidated entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

(c)	Income Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the statement of financial position date.

Deferred income tax is provided on all temporary differences at the statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each statement of financial position date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit and loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

(d)	Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment losses.

Property

Freehold land and buildings are shown at their cost.

Plant and Equipment

Plant and equipment are measured on a cost basis.

The carrying amount of plant and equipment is reviewed to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset’s employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the consolidated group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the consolidated group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of profit and loss and other comprehensive income during the financial period in which they are incurred.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight-line basis over the asset’s useful life to the consolidated group commencing from the time the asset is held ready for use.

The depreciation rates used for each class of depreciable assets are:

Buildings	20 years
Plant and Equipment	3-20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the statement of profit and loss and other comprehensive income. When revalued assets are sold, amounts included in the revaluation surplus relating to that asset are transferred to retained earnings.

(e)	Mineral Exploration and Evaluation

Mineral exploration and evaluation costs incurred are accumulated in respect of each identifiable area of interest. These costs are only carried forward where rights to the area of interest are current and to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable resources or reserves.

Once technical feasibility and commercial viability of the extraction of mineral resources in an area of interest is demonstrable, exploration and evaluation assets attributed to that area of interest are first tested for impairment and then reclassified from exploration and evaluation to development assets. Judgment is applied by management in determining when a project is technically feasible and commercially viable.

A range of factors are considered when determining technical feasibility including estimations of the size, shape and depth of ore bodies or fields expected to be mined by analyzing geological data such as drilling samples, completion of sufficient metallurgical studies to determine the expected quantity and rate of mineral extraction, completion of engineering designs to a level that is sufficient to enable estimation of capital and operating costs and development of an extraction plan. Specifically for in-situ recovery mining, testing and modelling of groundwater flow through the ore body is also taken into account.

Factors that are taken into account when determining commercial feasibility include estimates and assumptions for quantities and grades of mineralization, production techniques, recovery rates, capital costs, production costs, transport costs, commodity demand, commodity prices, royalties and taxes and exchange rates. These factors are brought together within an integrated economic model that is used to develop a commercial base case and sensitivity scenarios. Judgement is applied by management when assessing the outcomes of the economic model. Outputs that are considered when making a determination of commercial viability include the projected cash flows, the timing and quantity of expenditure required before positive cash flow is achieved, the estimated rates of financial return and the likelihood that funding will be available on commercially reasonable terms to develop an area of interest.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Notwithstanding the fact that a decision not to abandon an area of interest has been made, based on the above, the exploration and evaluation assets in relation to an area may still be impaired or written off if it is considered appropriate to do so.

(f)	Mineral Development

Once a mining project has been established as commercially viable and technically feasible, expenditure other than that on land, buildings, plant and equipment is capitalised as a development asset. Development assets includes previously capitalised exploration and evaluation costs, pre-production development costs, development studies and other subsurface expenditure pertaining to that area of interest. Costs related to surface plant and equipment and any associated land and buildings are accounted for as property, plant, and equipment.

All costs associated with Strata’s activities in Wyoming, USA, are currently being capitalised as preproduction development costs, except where these costs relate to the purchase or construction of property, plant and equipment.

Depreciation or amortization of a mineral development asset commences when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Within a mineral development asset, a subset or subsets within the development asset may be in the location and condition necessary to be capable of operating in the manner intended by management. When this situation occurs, only the subset or subsets of mineral development assets that are capable of being operated in a manner intended by management commence depreciation or amortization.

For mineral development assets, the operating manner intended by management is met when construction of the relevant development assets has been completed and production operations have commenced and have continued for a period of least one month at rates consistent with design parameters. Mineral development assets are depreciated or amortized on a units of production basis.

Development assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. For the purposes of impairment testing, development assets are allocated to the cash-generating units to which development activity relates. The cash generating unit shall not be larger than the area of interest.

(g)	Decommissioning and Restoration

Decommissioning and restoration costs are a normal consequence of mining, and the majority of this expenditure is incurred at the end of the mine’s life. In determining an appropriate level of provision, consideration is given to the expected future costs to be incurred, the timing of these expected future costs (largely dependent on the life of the mine), and the estimated future level of inflation.

The ultimate cost of decommissioning and restoration is uncertain and costs can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example, in response to changes in resources or to production rates.

Changes to any of the estimates could result in significant changes to the level of provisioning required, which would in turn impact future financial results.

(h)	Leases

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the consolidated group, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred. Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

(i)	Financial Instruments

Recognition and Initial Measurement

Financial assets and financial liabilities are recognised when the entity becomes a party to the contractual provisions to the instrument. For financial assets, this is equivalent to the date that the consolidated group commits itself to either the purchase or sale of the asset (i.e., trade date accounting is adopted).

Financial instruments are initially measured at fair value plus transactions costs, except where the instrument is classified ‘at fair value through the profit or loss’, in which case transaction costs are expensed to profit and loss immediately.

Classification and Subsequent Measurement

Finance instruments are subsequently measured at either of fair value or amortised cost using the effective interest rate method. Mortgages and finance leases are measured at amortised cost and all other financial instruments are measured at fair value. Fair Value represents the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties. Where available, quoted prices in an active market are used to determine fair value. In other circumstances, valuation techniques are adopted.

Amortised Cost is calculated as:

a)	the amount at which the financial asset or financial liability is measured at initial recognition;
b)	less principal repayments;
c)	plus or minus the cumulative amortisation of the difference, if any, between the amount initially recognised and the maturity amount calculated using the effective interest method; and
d)	less any reduction for impairment.

The consolidated group does not designate any interests in subsidiaries, associates or joint venture entities as being subject to the requirements of accounting standards specifically applicable to financial instruments.

(i)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortised cost or fair value. Loans and receivables are included in current assets, except for those which are not expected to mature within 12 months after the end of the reporting period. (All other loans and receivables are classified as non-current assets.)

(ii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either not suitable to be classified into other categories of financial assets due to their nature, or they are designated as such by management. They comprise investments in the equity of other entities where there is neither a fixed maturity nor fixed or determinable payments. Available-for-sale financial assets include non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period. (All other financial assets are classified as current assets.)

(iii)	Financial liabilities
Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortised cost or fair value.

(iv)	Fair value

Fair value for financial assets is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm’s length transactions, reference to similar instruments and option pricing models.

Fair value for financial liabilities is determined by reference to comparable arm’s length transactions or by reference to factors that would apply on an arm’s length transaction. In determining fair value, the projected cash flow stream of the financial liability is escalated to a future date using the interest rate applicable to the financial liability instrument. Future cash flows are discounted back to present value using a discount rate that reflects the expected rate of return and level of risk inherent within each financial liability instrument.

(v)	Impairment

At each reporting date, the consolidated group assess whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the statement of profit and loss and other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

(vi)	Financial guarantees

Where material, financial guarantees issued, which require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due, are recognised as a financial liability at fair value on initial recognition. The guarantee is subsequently measured at the higher of the best estimate of the obligation and the amount initially recognised less, when appropriate, cumulative amortisation in accordance with IAS 18: Revenue. Where the entity gives guarantees in exchange for a fee, revenue is recognised under IAS 18.

(vii)	De-recognition

Financial assets are de-recognised where the contractual rights to receipt of cash flows expires or the asset is transferred to another party whereby the entity no longer has any significant continuing involvement in the risks and benefits associated with the asset. Financial liabilities are de-recognised where the related obligations are either discharged, cancelled or expired. The difference between the carrying value of the financial liability extinguished or transferred to another party and the fair value of consideration paid, including the transfer of non-cash assets or liabilities assumed, is recognised in profit or loss.

(j)	Impairment of Assets

At the end of each reporting period, the consolidated group assesses whether there is any indication that an asset may be impaired. The assessment will include the consideration of external and internal sources of information. If such an indication exists, an impairment test is carried out on the asset by comparing the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the statement of profit and loss and other comprehensive income.

For mineral exploration and evaluation assets, at each reporting date the consolidated group considers whether or not sufficient data exists to indicate that it is likely that development of an area of interest will proceed, the extent of approved budgeted and planned exploration and evaluation expenditure on each area of interest and the value that could be achieved through sale of these assets in their current state.

For mineral development assets, the latest version of the life of mine financial model covering each cash-generating unit is the primary method used to determine the assets value. The life of mine financial model is supported by technical and economic studies applicable to each respective cash-generating unit.

Where it is not possible to estimate the recoverable amount of an individual asset, the consolidated group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

(k)	Interests in Joint Arrangements

Joint arrangements represent the contractual sharing of control between parties in a business venture where unanimous decisions about relevant activities are required.

Joint venture operations represent arrangements whereby joint operators maintain direct interests in each asset and exposure to each liability of the arrangement. The consolidated group’s interests in the assets, liabilities, revenue and expenses of joint operations are included in the respective line items of the consolidated financial statements.

(l)	Foreign Currency Transactions and Balances

Functional and Presentation Currency

The functional currency of each of the consolidated group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency. The functional currency of a material subsidiary, Strata Energy, Inc. is United States dollars. The functional currency of a material subsidiary, Tasman RSA Holdings (Pty) Ltd is South African rand.

Transaction and Balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the exchange rate on the last day of the reporting period. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the statement of profit and loss and other comprehensive income, except where deferred in equity as a qualifying cash flow or net investment hedge. The parent entity of the consolidated group provides the majority of funding to subsidiaries by way of US dollar denominated intercompany loans, thereby generating a net investment hedge where the gain or loss on consolidation is taken to other comprehensive income in the consolidated statement of profit and loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the statement of profit and loss and other comprehensive income.

Group Companies

The financial results and position of foreign operations whose functional currency is different from the consolidated group’s presentation currency are translated as follows:

•	assets and liabilities are translated at exchange rates prevailing at that reporting date;
•	income and expenses are translated at average exchange rates for the reporting period; and
•	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations with functional currencies other than Australian dollars are recognised in Other Comprehensive Income and included in the foreign currency translation reserve in the statement of financial position.

(m)	Employee Benefits

Provision is made for the consolidated group’s liability for employee benefits arising from services rendered by employees to the reporting date. Employee benefits that are expected to be settled within 12 months have been measured at the amounts expected to be paid when the liability is settled. Employee benefits payable later than 12 months have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Defined Superannuation Schemes

Australian employees receive a superannuation guarantee contribution required by the government, which is currently 9.50%, and do not receive any other retirement benefits. United States employees receive retirement contributions under a 401(k) plan established by Strata, which is currently 5.0% of ordinary earnings, and do not receive any other retirement benefits.

(n)	Issued Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

(o)	Earnings Per Share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(p)	Share-Based Payments

The consolidated group operates equity-settled share-based payment employee share, performance rights, restricted share unit and option schemes. The fair value of the equity in which employees become entitled is measured at grant date and recognised as an expense over the vesting period, with a corresponding increase to an equity account. The fair value of shares and restricted share units is ascertained as the market bid price at the time of issue. The fair value of performance rights is ascertained independently on the effective date of grant using a hybrid option pricing model, with the expected share price at the expiry date simulated using a Monte-Carlo model. The fair value of options is ascertained independently using a Black-Scholes pricing model which incorporates all market vesting conditions. The number of shares, restricted stock units and options expected to vest is reviewed and, where expectations relate to non-market performance conditions, adjusted at each reporting date such that the amount recognised for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

(q)	Provisions

Provisions are recognised when the consolidated group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(r)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

(s)	Revenue Recognition

Interest revenue is recognised using the effective interest rate method, which for floating rate financial assets, is the rate inherent in the instrument.

Revenue recognition relating to the provision of services is determined with reference to the stage of completion of the transaction at the end of the reporting period and where the outcome of the contract can be estimated reliably. Stage of completion is determined with reference to the services performed to date as a percentage of total anticipated services to be performed. Where the outcome cannot be measured reliably, revenue is recognised only to the extent that related expenditure is recoverable.

All revenue is stated net of the amount of value added tax (VAT), goods and services tax (GST) or other similar taxes.

(t)	Trade and Other Receivables

Trade receivables arising from management fee income are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment. Trade receivables are generally due for settlement within 30 days.

Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off by reducing the carrying amount directly. A provision for impairment of trade receivables is raised when there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments (more than 60 days overdue) are considered indicators that the trade receivable may be impaired. The amount of the impairment allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

Other receivables are recognised at amortised cost, less any provision for impairment. Other receivables include restricted cash amounts and amounts placed on deposit as security for restoration and rehabilitation obligations.

(u)	Trade and Other Payables

Trade and other payables represent the liability outstanding at the end of the reporting period for goods and services received by the consolidated group during the reporting period which remains unpaid. The balance is recognised as a current liability with the amount being normally paid within 30 days of recognition of the liability.

(v)	Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost or fair value. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

(w)	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period to get ready for their intended use or sale.

(x)	Value Added Taxes

Revenues, expenses and assets are recognised net of the amount of value added taxes, except where the amount of value added tax incurred is not recoverable from the relevant tax authority. In these circumstances the value added tax is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of value added tax.

Cash flows are presented in the cash flow statement on a gross basis, except for the value added tax component of investing and financing activities, which are disclosed as operating cash flows.

Commitments and contingencies are disclosed net of the amount of value added tax recoverable from, or payable to, a taxation authority.

(y)	Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

When the consolidated group applies an accounting policy retrospectively, makes a retrospective restatement or reclassifies items in the financial statements, a statement of financial position as at the beginning of the earliest comparative period will be disclosed.

(z)	Asset Acquisitions

On 18 December 2013, the Company completed the acquisition of the South African uranium assets held by AREVA and its subsidiary Uramin, Inc. The acquisition was completed by acquiring 74% of the issued shares in Lukisa JV Company (Pty) Ltd. The remaining 26% ownership of Lukisa JV Company (Pty) Ltd was, and continues to be, held by Black Economic Empowerment company Lukisa Invest 100 (Pty) Ltd.

Consideration for the acquisition comprised an initial payment of US$5.0 million and a future contingent payment of US$45.0 million that is subject to certain future events occurring. The initial consideration was paid to AREVA through the issue of fully paid ordinary shares in the Company. A total of 227,560,789 shares in the Company were issued to AREVA to satisfy the initial US$5.0 million payment.

As the acquisition of the 74% interest in Lukisa JV Company (Pty) Ltd is not deemed a business combination, the transaction must be accounted for as a share based payment for the net assets acquired.

When an asset acquisition does not constitute a business combination, the assets and liabilities are assigned a carrying amount based on their relative fair values in an asset purchase transaction and no deferred tax will arise in relation to the acquired assets and assumed liabilities as the initial recognition exemption for deferred tax under IAS 12 applies. No goodwill will arise on the acquisition and transaction costs of the acquisition will be included in the capitalised cost of the asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

(aa)	Critical Accounting Estimates and Judgements

The directors evaluate estimates and judgements incorporated into the financial statements based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and from within the consolidated group.

(i)	Impairment

The consolidated group assesses impairment at the end of each reporting period by evaluating conditions and events specific to the consolidated group that may be indicative of impairment triggers. Recoverable amounts of relevant assets are reassessed using value in use calculations which incorporate various key assumptions and estimations. Estimations are required of resource and development potential, future market prices, discount rate, exchange rates, rehabilitation, capital and production costs in order to assist in the judgement of the recoverable amount.

(ii)	Exploration and Evaluation

The consolidated group capitalises expenditure relating to exploration and evaluation costs where they are considered to be likely to be recoverable or where the activities have not reached a stage which permits a reasonable assessment of the existence of economically recoverable resources. Capitalisation of expenditure requires the consolidated group to make a judgement on the extent that expenditure on exploration and evaluation assets will likely be recovered in the future through mineral extraction or some other form of commercialisation of the exploration and evaluation stage assets.

The future recoverability of capitalised exploration and evaluation costs are dependent on a number of factors, including whether the consolidated group decides to exploit the related lease itself or, if not, whether it successfully recovers the related exploration and evaluation asset through sale. Factors that could impact the future recoverability include the level of reserves and resources, future technological changes, which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

To the extent that capitalised exploration and evaluation expenditure is determined not to be recoverable in the future, profits and net assets will be reduced in the period in which this determination is made.

(iii)	Development

Development activities commence after commercial viability and technical feasibility of a project is established. Judgement is applied in determining when a project is commercially viable and technically feasible. In exercising this judgement, management is required to make certain estimates and assumptions as to the future events.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable resources or reserves. For ISR operations where a reserve (by definition under the relevant JORC-Code), cannot be determined until a sufficient period of economic operations have occurred, the rate of depletion shall be based on economically recoverable resources. In determining economically recoverable resources, management makes certain estimates and assumptions as to future events, including the future price of uranium.

(iv)	Taxation

Balances disclosed in the financial statements and the notes related to taxation, are based on the best estimates of directors and take into account the financial performance and position of the consolidated group as they pertain to current income tax legislation, and the directors understanding thereof. No adjustment has been made for pending or future taxation legislation.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of recognised and unrecognised deferred tax assets are reviewed each reporting date. Deferred tax assets, when recognised, are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are only recognised to the extent that it is probable that there are future taxable profits available against which deductible temporary differences can be utilised.

(v)	Rehabilitation and Decommissioning Provision

The ultimate cost of decommissioning and restoration is uncertain and costs can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in resources or to production rates. Changes to any of the estimates could result in significant changes to the level of provisioning required, which would in turn impact future financial results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

In recognising the amount of decommissioning and restoration obligation at each reporting date, judgement is made on the extent of decommissioning and restoration that the consolidated group is responsible for at each reporting date. For ISR operations, this requires an assessment to be made on not only physical above ground disturbances but also on below ground disturbances in mining zone aquifers that have occurred through the use of the ISR mining method.

(vi)	Share Based Payments to employees

Share-based payment transactions, in the form of options, restricted share units and performance rights, are valued using the pricing models as outlined in Note 1(p). Models use assumptions and estimates as inputs.

(vii)	Control Over Subsidiaries

In determining whether the consolidated group has control over subsidiaries that are not wholly owned, judgement is applied to assess the ability of the consolidated group to control the day to day activities of the partly owned subsidiary and its economic outcomes. In exercising this judgement, the commercial and legal relationships that the consolidated group has with other owners of partly owned subsidiaries are taken into consideration. Whilst the consolidated group is not able to control all activities of a partly owned subsidiary, the partly owned subsidiary is consolidated within the consolidated group where it is determined that the consolidated group controls the day to day activities and economic outcomes of a partly owned subsidiary. Changes in agreements with other owners of partly owned subsidiaries could result in a loss of control and subsequently de- consolidation.

Upon acquisition of partly owned subsidiaries by the consolidated group, judgement is exercised concerning the value of net assets acquired on the date of acquisition. Minority owner interest share of net assets acquired, and subsequent period movements in value thereof, are disclosed as outside equity interests.

On 18 December 2013, the Company acquired a 74% interest in Lukisa JV Company (Pty) Ltd. Under the terms of the shareholders’ agreement in place with the holder of the 26% minority interest, the Company has judged that the Company has sufficient capability under the shareholders’ agreement to control the day to day activities and economic outcomes of Lukisa JV Company (Pty) Ltd. Future changes to the shareholders’ agreement may impact on the ability of the Company to control Lukisa JV Company (Pty) Ltd.

(viii)	Contingent Liabilities

Amounts disclosed as contingent liabilities are judgements based on commercial arrangements entered into by the consolidated group. When making judgement on contingent liabilities, consideration is given the past or future event that gives rise to a possible liability in the future and to the probability that the liability will be actually required to be settled in the future. Under the terms of the agreement to acquire a 74% interest in Lukisa JV Company (Pty) Ltd, the Company may be liable in the future to make an additional payment of US$45 million to the vendor. After assessment of the conditions that would require this payment to be made in the future, the Company has judged that this possible future payment is a contingent liability as described in Note 27.

Change in circumstances or the future attainment of objectives may cause liabilities that are currently assessed as being contingent to be reclassified as financial liabilities.

(ix)	Fair Value of Financial Liabilities

Balances disclosed in the financial statements and notes related to financial liabilities are shown at their amortised cost or fair value. When measuring fair value of financial liabilities owed by the consolidated group to minority owners of partly owned subsidiaries within the consolidated group, judgement is made on the future maturity date of the financial instruments and the discount rate applied to future cash flow streams to determine fair value at each reporting date. The discount rate takes into account a risk factor applicable to each such financial liability on each reporting date. At the time of completion of the acquisition of the 74% interest in the Lukisa JV Company (Pty) Ltd, the Company and the holder of the 26% minority interest each acquired from the vendor certain loans owing from the Lukisa JV Company (Pty) Ltd to the vendor. The Company has recognised the value of these loans at their fair value, the basis of which is described in more detail in Note 14(c).

The expected maturity date and discount factor applied at each reporting date may change as a result of changes in development, operations or future prospects of partly owned subsidiaries and uranium market conditions.

(x)	Treatment of Acquisitions

On 18 December 2013, the Company completed the acquisition of 74% of the Lukisa JV Company (Pty) Ltd. Lukisa JV Company (Pty) Ltd holds uranium exploration and evaluation assets in South Africa. The Company has determined that the acquisition has taken the form of an asset acquisition and not a business combination. In making this decision, the Company determined that the nature of the exploration and evaluation activities by Lukisa JV Company (Pty) Ltd did not constitute an integrated set of activities and assets that are capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants.

Furthermore, the Company has judged that given the stage of development of the assets held by Lukisa JV Company (Pty) Ltd, the acquired set of assets and processes were not capable at the time of acquisition of producing the intended output, namely the production of uranium concentrate (U3O8) in a saleable form.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

(ab)	Correction of prior period errors

(i) Correction of error – BlackRock funds held in escrow

In December 2012, the company issued US$22 million of secured notes to funds managed by BlackRock Financial Management, Inc. The US$22 million was placed into an escrow account that the company was not able to access unless certain conditions precedent were met to the satisfaction of BlackRock. In December 2012, as part consideration for the issue of the notes, the company issued to BlackRock 90 million unlisted options. The 90 million unlisted options were independently valued at the time to be worth $2.160 million. The company expensed the value of these options as a share based payment in the consolidated statement of profit and loss and other comprehensive income for the year ending 30 June 2013.

At the reporting date of 30 June 2013, it was uncertain what amount, if any, of the amount held in escrow would be released to the company for its use. In the consolidated financial statements, the Company did not include the US$22 million (AU$24,054,580) sitting in escrow as a restricted cash asset, or recognise a corresponding financial liability of AU$22,154,952, net of transaction costs, as an amount owing to BlackRock.

At the reporting date of 30 June 2014, the company recognised amounts released from escrow of AU$13,183,174 as a liability, together with the redemption fee, as a current liability totalling AU$14,348,514, as part of total borrowings of AU$15,332,263.

In the current year, with a change in auditors and subsequent review of the accounting treatment of these transactions in 2013 and 2014, it was determined that the aforementioned treatment was not compliant with IAS 39 Financial Instruments: Recognition and Measurement. In accordance with IAS 39, the US$22 million has now been recognised in the balance sheet in December 2012 as restricted cash and a corresponding liability, and the $2.160 million options have been recognised as a transaction cost of entering into the facility, netted against the liability. Interest expense and professional fees associated with the facility have also been recognised as costs of the facility.

As at 30 June 2014, this resulted in an increase in restricted cash of AU$10,123,626 and corresponding increase in liability, net of transaction costs, of AU$8,857,900.

The error has been corrected by restating each of the affected financial statement items for the prior period as shown in the table below.

(ii) Correction of error in accounting for control of an incorporated Joint Venture

On 19 December 2013, the company announced that all conditions precedent had been met that enabled the completion of the acquisition of the South African uranium assets held by AREVA. The company acquired a 74% interest in Lukisa JV Company (Pty) Ltd (BEE partner Lukisa Invest 100 (Pty) Ltd continues to hold the remaining 26% interest), which in turn holds a 100% interest in subsidiary Beaufort West Minerals (Pty) Ltd.

At the date of acquisition, it was determined that the Company held joint control of Lukisa JV Company and recorded the acquisition as an equity investment under IFRS 11 (Joint Arrangements) and IAS 28 (Investments in Associates and Joint Ventures). Joint control was assessed on the basis that the BEE partner who held 26% interest in the Joint Venture had substantive rights which gave the BEE partner joint control.

During the preparation of the consolidated financial statements for the year ended 30 June 2015, with a change in auditor and subsequent review of the accounting treatment, it was determined that the BEE partner only had protective rights (which protect the rights of minority shareholders) and therefore it did not have joint control of the Lukisa JV Company. Therefore, on the basis that the company (via a subsidiary) is the appointed Manager and has the substantive rights which enables the company to direct the day to day operations, the Lukisa JV Company has been consolidated within the financial statements in accordance with IFRS 10 Consolidated Financial Statements. A correction of error is required in order to reflect consolidation of the Lukisa JV Company from the date of acquisition in accordance with IFRS 10.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

The consideration transferred and the fair value of the net assets acquired were:

Consideration transferred	$
21,077,635 shares @ FV $0.045 on 19 December 2012	948,494
206,483,154 shares @ FV $0.022 on 19 December 2013	4,493,170
Total consideration	5,441,664

Fair value acquired
on acquisition
19 December 2013

Assets	$

Cash and cash equivalents	6,612
Receivables	298,191
Property, plant and equipment	7,164,517
Exploration and evaluation	388,810

7,858,130
Liabilities

Borrowings - Peninsula	(741,208)
Borrowings - Non-controlling interest	(260,425)

(1,001,633)

Non-controlling interest	(1,414,833)
Total identifiable assets at fair value	5,441,664

The fair value of the non-controlling interest’s share of the acquired property, plant and equipment and exploration and evaluation was determined as to its relative value to the consideration paid by Peninsula.

The fair value of the shareholder loans was performed using a discounted cash flow. Refer to Note 14(c) for further information on these loans.

The error has been corrected by restating each of the affected financial statement items for the prior period as shown in the table below.

(iii) Impairment of Geopacific Joint Venture

In preparing the financial statements for FY2015, discussions were held with the RakiRaki joint venture operator, Geopacific Resources Limited (Geopacific). Geopacific advised that the three exploration permit renewals were submitted to the relevant department in Fiji in 2012, but the renewals remain pending at this reporting date. Although it is likely that the permits will ultimately be renewed, there is no certainty that the joint venture will retain title to these exploration permits.

No substantive work has been carried out on the three permit areas for a number of years. The joint venture is currently a non-core asset for the Company.

Taking the above in consideration, and with a change in auditor in the current year, it was determined that the carrying value of the investment in the RakiRaki joint venture should be impaired to nil value and that the impairment should have occurred three to six months after the exploration permits renewals were submitted (but not yet granted). As such, an impairment event should have occurred in financial year ending June 2013.

The carrying value will be assessed at each reporting date and, if circumstances warrant, the impairment expense (or part thereof) shall be reversed.

The correction of error involves restating each of the affected financial statement for the prior period as shown in the table below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

The corrections for (i) BlackRock funds held in escrow; (ii) Accounting for control of an incorporated Joint Venture; and (iii) Impairment of Geopacific Joint Venture, involves restating the following balances:

	30-Jun-14			30-Jun-13
	previous	Increase /	30-Jun-14	previous	Increase /	30-Jun-13
	policy	(decrease)	restated	policy	(decrease)	restated
	$	$	$	$	$	$

Consolidated balance sheet (extract)
Cash and cash equivalents (ii)	7,021,593	6,160	7,027,753	-	-	-
Restricted cash (i)	-	10,123,626	10,123,626	-	24,054,580	24,054,580
Trade and other receivables (ii)	3,068,948	287,382	3,356,330	-	-	-
Investment – equity method (ii)	5,441,664	(5,441,664)	-	-	-	-
Property, plant & equipment (ii)	4,768,360	6,674,995	11,443,355	-	-	-
Development expenditure (i)	78,640,198	879,602	79,519,800	-	-	-
Exploration expenditure (ii)(iii)	11,914,110	(2,093,783)	9,820,327	11,092,007	(2,088,391)	9,003,616
Total assets	110,855,961	10,436,318	121,292,279	95,432,099	21,966,189	117,398,288

Trade and other payables (ii)	838,432	169	838,601	-	-	-
Borrowings (i)	14,536,533	8,857,900	23,394,433	2,805,000	22,154,952	24,959,952
Borrowings – Lukisa JV (ii)	-	242,631	242,631	-	-	-
Total liabilities	16,471,726	9,100,700	25,572,426	4,794,702	22,154,952	26,949,654
Net assets	94,384,235	1,335,618	95,719,853	90,637,397	(188,763)	90,448,634

Foreign exchange reserve (i)(ii)	(2,567,508)	(266,558)	(2,834,066)	121,066	156,049	277,115
Accumulated losses (i)(ii)(iii)	(52,896,897)	(48,311)	(52,945,208)	(46,082,071)	(344,812)	(46,426,883)
Non-controlling interest (ii)	-	1,650,487	1,650,487	-	-	-
Net equity	94,384,235	1,335,618	95,719,853	90,637,397	(188,763)	90,448,634

Total equity	94,384,235	1,335,618	95,719,853	90,637,397	(188,763)	90,448,634

Consolidated income statement (extract)
Share-based payments – debt
facility fees (i)	(296,500)	296,500	-	(2,160,000)	2,160,000	-
Interest expense (i)	-	-	-	(1,626,508)	(928,284)	(2,554,792)
Professional fees (i)	-	-	-	(2,043,019)	511,863	(1,531,156)
Impairment expense (iii)	-	-	-	(2,176)	(2,088,391)	(2,090,567)
Loss before tax	(6,814,826)	296,500	(6,518,326)	(14,563,655)	(344,812)	(14,908,467)

Total loss for the year	(6,814,826)	296,500	(6,518,326)	(14,563,655)	(344,812)	(14,908,467)
Total comprehensive loss	(9,503,400)	(126,106)	(9,629,506)	(6,937,430)	(188,763)	(7,126,193)

Basic earnings per share (cents per share)	(0.22)	0.01	(0.21)	(0.53)	(0.01)	(0.54)
Diluted earnings per share (cents per share)	(0.22)	0.01	(0.21)	(0.53)	(0.01)	(0.54)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

	30-Jun-14			30-Jun-13
	previous	Increase /	30-Jun-14	previous	Increase /	30-Jun-13
	policy	(decrease)	restated	policy	(decrease)	restated
	$	$	$	$	$	$

Consolidated statement of cash flows (extract)

Payments for development (i)	(12,403,646)	(948,487)	(13,352,133)	-	-	-

Cash acquired on acquisition of AREVA Projects (ii)	-	6,160	6,160	-	-	-

Net cash (used in) investing activities	(13,566,343)	954,647	(14,508,670)	(15,985,392)	-	(15,985,392)

Proceeds from borrowings (i)	13,819,888	(13,819,888)	-	-	24,054,580	24,054,580

Net cash provided by financing activities	20,437,284	(13,819,888)	6,617,396	15,284,328	24,054,580	39,338,909

Net increase/(decrease) in cash held	1,971,531	(14,762,172)	(12,790,641)	-	-	-

Cash & cash equivalents at the beginning of financial year (i)	5,184,760	24,054,580	29,239,340	-	-	-

Exchange rate fluctuations on cash held (i)	(134,698)	837,378	702,680	-	-	-

Cash & cash equivalents at the end of financial year	7,021,593	10,129,786	17,151,379	5,184,760	24,054,580	29,239,340

(ac)	New Accounting Standards for Application in Future Periods

The IASB has issued a number of new and amended Accounting Standards and Interpretations that have mandatory application dates for future reporting periods, some of which are relevant to the consolidated group. The consolidated group has decided not to early adopt any of the new and amended pronouncements. The consolidated group’s assessment of the new and amended pronouncements that are relevant to the consolidated group but applicable in future reporting periods is set out below:

(i)	IFRS 9: Financial Instruments (December 2010) and associated Amending Standards (applicable for annual reporting periods commencing on or after 1 January 2018).

These standards will be applicable retrospectively (subject to the provisions on hedge accounting outlined below) and include revised requirements for the classification and measurement of financial instruments, revised recognition and derecognition requirements for financial instruments and simplified requirements for hedge accounting.

The key changes that may affect the consolidated group on initial application of IFRS 9 and associated Amending Standards include certain simplifications to the classification of financial assets, simplifications to the accounting of embedded derivatives, and the irrevocable election to recognize gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. IFRS 9 also introduces a new model for hedge accounting that will allow greater flexibility in the ability to hedge risk, particularly with respect to hedges of non-financial items.

Although the directors anticipate that the adoption of IFRS 9 may have an impact of the consolidated group’s financial instruments, it is impracticable at this stage to provide a reasonable estimate of such impact.

(ii)	IFRS 15: New Standard – Revenue from Contracts with Customers (applicable for annual reporting periods commencing on or after 1 January 2018).

This is a new standard whereby an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This means that revenue will be recognized when control of goods or services is transferred, rather than on transfer of risks and rewards as is currently the case under IAS 18 Revenue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

Due to the recent release of this standard, the entity has not yet made a detailed assessment of the impact of this standard.

In addition to the above new accounting standards we have reviewed the various improvement projects which make amendments to current accounting standards and determined that they will not have a material impact on the financial statements of Peninsula Energy Limited upon adoption or in the future.

2.	INTEREST AND OTHER REVENUE

	2015	2014	2013
	$	$	$
Interest and other revenue from continuing operations
Interest received	184,844	111,900	386,653
Management fees	48,000	72,000	-
Total interest and other revenue from continuing operations	232,844	183,900	386,653

3.	LOSS FOR THE YEAR

	2015	2014	2013
	$	$	$
Loss before income tax includes the following specific expenses:
Employee Benefits Expense
- defined contribution superannuation expense	54,224	72,546	63,100
Rental expense on operating leases
- minimum lease payments	277,106	274,146	-

4.	INCOME TAX

(a)	Income tax expense:

	2015	2014	2013
	$	$	$

Current tax	-	-	-
Deferred tax	-	-	-
	-	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

(b)	Reconciliation of income tax to prima facie tax payable:

	2015	2014	2013

	$	$	$
		Restated	Restated

Accounting loss before tax	(5,345,215)	(6,518,326)	(14,908,467)

Income tax expense/(benefit) @ 30% (2014 & 2013: 30%)	(1,603,564)	(1,955,498)	(4,472,540)
Add tax effect of:
- Share based payments	444,831	507,587	724,262
- Other	1,725,556	1,075,391	2,295,347
- Deferred tax assets - tax losses not recognised	10,224,397	5,137,516	7,266,524
- Movement in unrecognised temporary differences	(10,689,510)	(4,285,331)	(5,418,989)
- Foreign tax rate differential	(67,622)	(150,630)	(394,604)
- Mineral exploration, evaluation and development	(34,088)	(329,035)	-

Total income tax expense/(benefit)	-	-	-

(c)	Deferred Tax Liabilities

Exploration and evaluation expenditure - Foreign	33,664,211	20,147,191	16,058,889
Temporary differences - Australia	436,047	-	51,211
	34,100,258	20,147,191	16,110,100
Offset of deferred tax assets	(34,100,258)	(20,147,191)	(16,110,100)
Net deferred tax liabilities recognised	-	-	-

(d)	Unrecognised deferred tax assets arising on timing differences

Tax losses - Australia	2,949,769	3,017,391	3,168,021
Tax losses - Foreign	44,402,535	27,800,315	22,251,562
Temporary differences - Australia	941,369	460,520	573,851
Temporary differences - Foreign	42,136	34,727	554,485
	48,335,809	31,312,953	26,547,919
Offset of deferred tax liabilities	(34,100,258)	(20,147,191)	(16,110,100)
Net deferred tax assets not brought to account	14,235,551	11,165,762	10,437,819

5.	CASH AND CASH EQUIVALENTS

	2015	2014	2013
	$	$	$
Cash at bank and in hand	6,752,663	3,721,474	712,830
Short-term bank deposits	25,892,071	3,306,279	4,471,930
	32,644,734	7,027,753	5,184,760

Bank bills and other money market investments are typically held for 30 to 90 days and earn interest at the prevailing rates. Refer to Note 24 for analysis of risk exposure for cash and cash equivalents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

Reconciliation of Cash

	2015	2014	2013
	$	$	$
		Restated	Restated
Cash at the end of the financial year as shown in the cash flow statement is reconciled to items in the statement of financial position as follows:
Cash and cash equivalents	32,644,734	7,027,753	5,184,760
Restricted cash and cash equivalents(a)	-	10,123,626	24,054,580
	32,644,734	17,151,379	29,239,340

(a) Restricted cash is the amount of cash deposited in an escrow account under the BlackRock notes bridge finance facility. Release of funds from escrow is subject to the Company fulfilling certain conditions.

During the year, the BlackRock notes bridge facility was repaid. Restricted cash in escrow was used to redeem an equivalent value of notes, less redemption fee and accrued interest on the date of redemption.

6.	TRADE AND OTHER RECEIVABLES

	2015	2014	2013
	$	$	$
		Restated
CURRENT
Prepayments	39,459	42,179	-
GST receivable	162,099	61,312	-
Sundry receivables	284,355	193,284	259,559
Bonds and security deposits(a)	3,266,220	3,059,555	3,708,700
Other receivables	-	-	2,805,000
	3,752,133	3,356,330	6,773,259
NON-CURRENT
Prepayment – AREVA Projects	-	-	948,494
	-	-	948,494

(a) Consists of the Permit to Mine Bond and Environmental Performance Bonds for the construction and operating activities at the Lance Projects in Wyoming, USA and rental bond for office premises.

No receivables are past due or impaired. Refer to Note 24 for analysis of risk exposure for trade and other receivables.

7.	OTHER FINANCIAL ASSETS

	2015	2014	2013
	$	$	$
NON-CURRENT
Available-for-sale financial assets (i)	3,806	1,088	3,263
Total Non-Current Assets	3,806	1,088	3,263

(i) Available-for-sale financial assets as at 30 June 2015 comprised a holding of 543,750 shares in Terrain Minerals Limited (Terrain) (ASX:TMX). There were no fixed returns or fixed maturity date attached to these investments. The price of Terrain ordinary shares as at 30 June 2015 was $0.007 per share giving a market value as at 30 June 2015 of $3,806.

8.	CONTROLLED ENTITIES

(a)	Controlled entities consolidated

	Percentage Ownership (%)
	Country of
	Incorporation	2015	2014	2013
Parent entity
Peninsula Energy Limited	Australia

Subsidiaries of Peninsula Energy Limited
Tasman Pacific Minerals Limited	Australia	100%	100%	100%
Tasman RSA Holdings (Pty) Ltd	South Africa	100%	100%	100%
Tasman Mmakau JV Company (Pty) Ltd	South Africa	100%	100%	74%
Tasman Lukisa JV Company (Pty) Ltd	South Africa	74%	74%	-
Beaufort West Minerals (Pty) Ltd	South Africa	74%	74%	-
PM Prospecting Pty Ltd	Australia	100%	100%	100%
PM Energy Pty Ltd	Australia	100%	100%	100%
Peninsula USA Holdings Inc.	USA	100%	100%	100%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

Strata Energy Inc.	USA	100%	100%	100%
Resource and Capital Management (SA) Pty Ltd(i)	Australia	100%	100%	100%
Trove Resources Pty Ltd	Australia	100%	100%	100%
Imperial Mining (Fiji) NL	Australia	100%	100%	100%
Pen Limited(ii)	Jersey	100%	100%	100%
Peninsula Energy LTIP Pty Ltd	Australia	100%	100%	100%
Peninsula Uranium Limited(iii)	UK	100%	-	-

(i)	Resource and Capital Management (SA) Pty Ltd is a dormant non-trading company and an application has been made for deregistration.

(ii)	Pen Limited was dissolved on 12 August 2015.

(iii)	Peninsula Uranium Limited was incorporated on 5 March 2015 and is the entity responsible for the sales and marketing function of the group.

(b)	Acquisition and disposal of controlled entities

There were no acquisitions or disposals of controlled entities during the year.

(c)	Non-controlling interests (NCI)

Set out below is summarised financial information for the Lukisa Joint Venture. The amounts disclosed are before inter-company eliminations:

	2015	2014
	$	$
Summarised balance sheet
Current assets	350,245	293,543
Non-current assets	10,384,747	8,496,053
Total assets	10,734,992	8,789,596

Current liabilities	77,887	169
Non-current liabilities	3,910,225	2,441,402
Total liabilities	3,988,112	2,441,571

Net assets	6,746,880	6,348,025

Accumulated NCI	1,754,189	1,650,487

Summarised statement of comprehensive income

There were no movements in the statement of comprehensive income for the period.

Summarised cash flows

Cash flows from investing activities	(1,449,300)	(1,201,460)
Cash flows from financing activities	1,449,300	1,201,460
Net increase in cash and cash equivalents	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

9.	PROPERTY, PLANT & EQUIPMENT

	Consolidated Group

	2015	2014	2013
	$	$	$
		Restated
Plant and Equipment
- At cost	8,118,977	3,022,331	793,952
- Accumulated depreciation	(580,765)	(373,780)	(237,171)
Total Plant and Equipment	7,538,212	2,648,551	556,781

Land and Buildings
- At cost	9,903,439	8,953,791	4,901,909
- Accumulated depreciation	(272,538)	(158,987)	(335,301)
Total Land and Buildings	9,630,901	8,794,804	4,566,608
Total Property, Plant and Equipment	17,169,113	11,443,355	5,123,389

		Plant and	Land and
30 June 2015		Equipment	Buildings	Total
		$	$	$
(a)	Movement in carrying amounts
	Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year.

	Balance at the beginning of the year	2,648,551	8,794,804	11,443,355
	Additions	4,487,845	-	4,487,845
	Disposals	(12,265)	-	(12,265)
	Depreciation expense	(166,707)	(76,557)	(243,264)
	Foreign exchange translation	580,788	912,654	1,493,442
	Carrying amount at the end of the year	7,538,212	9,630,901	17,169,113

		Plant and	Land and
30 June 2014		Equipment	Buildings	Total
		$	$	$
(a)	Movement in carrying amounts
	Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year.

	Balance at the beginning of the year	556,781	4,566,608	5,123,389
	Additions	2,234,117	6,674,995	8,909,112
	Disposals	-	(2,375,049)	(2,375,049)
	Depreciation expense	(142,347)	(71,750)	(214,097)
	Carrying amount at the end of the year	2,648,551	8,794,804	11,443,355

		Plant and	Land and
30 June 2013		Equipment	Buildings	Total
		$	$	$
(a)	Movement in carrying amounts
	Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year.

	Balance at the beginning of the year	420,066	3,873,907	4,293,973
	Additions	324,443	868,879	1,193,322
	Disposals	(47,957)	(1,560)	(49,517)
	Depreciation expense	(139,771)	(174,618)	(314,389)
	Carrying amount at the end of the year	556,781	4,566,608	5,123,389

Land and buildings were valued by independent valuers immediately prior to the time of purchase. The valuation was made on the basis of open market value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

10.	MINERAL EXPLORATION AND EVALUATION

	2015	2014	2013
	$	$	$
		Restated	Restated
Exploration and evaluation
Balance at the beginning of the year	9,820,327	9,003,616	9,951,274

Exploration and evaluation costs incurred	1,371,346	1,686,722	1,929,931
Impairment	-	-	(2,088,391)
Foreign exchange translation	617,025	(870,011)	(789,198)
Carrying amount at the end of the year	11,808,698	9,820,327	9,003,616

The recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

11.	MINERAL DEVELOPMENT

	2015	2014	2013
	$	$	$
		Restated	Restated
Development
Balance at the beginning of the year	79,519,800	66,306,927	48,659,034

Development costs incurred	16,426,964	9,520,955	12,212,927
Capitalised interest and borrowing costs	4,847,119	5,753,189	-
Capitalised costs written off	(47,222)	-	-
Foreign exchange translation	19,120,353	(2,061,271)	5,434,966
Carrying amount at the end of the year	119,867,014	79,519,800	66,306,927

Development activities commence after commercial viability and technical feasibility of the project is established. At the end of each reporting period, the consolidated group assesses whether there is any indication that the carrying value of development costs may be impaired. If such an indication exists, an impairment test is carried out on the asset by comparing the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the statement of profit or loss and other comprehensive income.

Currently, the recoverable amount is determined using the value in use method. Value in use has been determined using a discounted cash flow model. The estimates of future cash flows for development assets are based on significant assumptions including:

-

Future uranium prices, specifically prices for uncontracted uranium under the consolidated group’s preferred selling model of long term contracts. A future minimum long term contract price of US$45.00, subject to regular escalation, has been used within the model;

-	Production and capital costs being consistent with feasibility and optimisation study outcomes and detailed budgets approved by the Board;
-	Estimates of the quantity of mineral resources for which there is a high degree of confidence of economic extraction at rates consistent with Board approved budgets and long term development plans;
-	Estimates of the rate of production at each stage of development being consistent with modelled rates at each stage of development;
-	A pre-tax nominal discount rate of no less than 8.0%; and
-	Future changes in assumptions upon which these estimates are based may give rise to a material adjustment by impairing the development expenditure.

The consolidated groups operations are subject to significant environmental regulation under international legislation in relation to its conduct of evaluation of uranium deposits. The Directors are of the opinion that sufficient procedures and reporting processes have been established to enable the consolidated group to meet its responsibilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

12.	JOINT ARRANGEMENTS

Interest in Joint Operations

The consolidated group’s share of assets employed in joint operations that are included in the consolidated financial statements are as follows:

Geopacific (Fiji) Joint Venture

Peninsula Energy has a 50% interest in the Geopacific Resources NL Joint Venture, whose principal activity is gold exploration.

All capitalised expenditure relating to the Geopacific Joint Venture was fully impaired at 30 June 2013. Refer to Note 1(ab) for prior year impairment adjustment.

	2015	2014	2013
Mmakau (RSA) Joint Venture	$	$	$

Peninsula Energy has a 74% interest in the Mmakau Joint Venture, whose principal activity is uranium exploration in the Karoo region of the Republic of South Africa. The 74% interest in this joint venture is proportionately consolidated. BEE partner Mmakau Mining (Pty) Ltd holds a 26% interest.

NON-CURRENT ASSETS
Mineral exploration and evaluation	8,856,586	8,317,839	8,788,036

The recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

13.	TRADE AND OTHER PAYABLES

	2015	2014	2013
	$	$	$
		Restated
CURRENT
Trade payables	3,703,926	838,601	1,294,520
Total trade and other payables	3,703,926	838,601	1,294,520

Trade and other payables are non-interest bearing and generally settled on 30 day terms. Due to their short-term nature, their carrying amount is assumed to approximate their fair value.

14.	BORROWINGS

	2015	2014	2013
	$	$	$
		Restated	Restated
CURRENT
Borrowings - BlackRock facility(a)	-	23,206,414	22,154,952
Borrowings - Strata(b)	266,104	188,019	-
Borrowings – office premises	-	-	2,805,000
Total current financial liabilities	266,104	23,394,433	24,959,952

NON-CURRENT
Borrowings - Strata(b)	916,775	795,730	676,335
Lukisa Joint Venture loans(c)	257,875	242,631	-
Total non-current financial liabilities	1,174,650	1,038,361	676,335

(a)	On 22 December 2014 the amount drawn under the notes issued by BlackRock funds were repaid in full and all notes on issue were redeemed in full on this date.

(b)

Balances consist of the current and non-current portions of a mortgage over the Strata Energy Inc. office building, Nuclear Regulatory Commission Promissory Note and loans for company vehicles and equipment.

(c)

In December 2013, the Company completed the acquisition of the South African uranium assets previously owned by AREVA. The assets were acquired by the acquisition of the AREVA held shares in Tasman-Lukisa JV Company (Pty) Ltd, which resulted in the Company acquiring 74% of this entity. The remaining 26% is held by the Black Economic Empowerment partner – Lukisa Invest 100 (Pty) Ltd. On the date of completion, Tasman-Lukisa JV Company (Pty) Ltd owed certain amounts by way of loans to AREVA and its subsidiaries (shareholder loans). These shareholder loans were acquired by the Company and Lukisa Invest 100 (Pty) Ltd in proportion to the respective ownership interests in Tasman-Lukisa JV Company (Pty) Ltd. As the Company consolidates the Tasman-Lukisa JV Company (Pty) Ltd in its financial statements, the amount shown represents the 26% share of the loans acquired by the shareholders that is attributable to Lukisa Invest 100 (Pty) Ltd. The acquired loans have a face value of US$117,721,899 at the date of acquisition, however, they were acquired for US$1 only by each of the Company and Lukisa Invest 100 (Pty) Ltd. The value of the acquired loans have been recognised at their fair value that has been determined by escalating the cash flow stream for a period of 30 years and discounting the value back to present value using a pre-tax discount rate of 30%. Under the terms of the shareholders agreement, the acquired loans are subordinated to other liabilities of Tasman-Lukisa JV Company (Pty) Ltd, including subordinated to the actual cash amounts that the Company has provided to the Tasman- Lukisa JV Company (Pty) Ltd to progress exploration and evaluation activities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

Other finance facilities:	2015	2014	2013
	$	$	$
Off-balance sheet arrangements
Surety bonds(a)	9,189,689	-	-
Total off-balance sheet arrangements	9,189,689	-	-

(a)

In the normal course of business, the Company is a party to certain off-balance sheet arrangements. These arrangements include guarantees and financial instruments with off-balance sheet risk, such as letters of credit and surety bonds. No liabilities related to these arrangements are reflected in this consolidated Statement of Financial Position.

Federal and state laws require the Company to secure certain long-term obligations, such as asset retirement obligations. We have secured these obligations with surety bonds and we have supported our surety bonds with cash deposits that represent a percentage of the face value of the obligation. The surety bond provider has a first ranking charge over these cash deposit amounts. We believe these bonds will expire without any claims or payments thereon, and accordingly we do not expect any material adverse effect on our financial condition, results of operations or cash flows therefrom.

15.	PROVISIONS

	2015	2014	2013
	$	$	$
CURRENT
Employee Entitlements - Annual Leave	65,745	34,705	18,847
Total current provisions	65,745	34,705	18,847

NON-CURRENT
Rehabilitation Provision(a)	983,965	266,326	-
Total non-current provisions	983,965	266,326	-

(a)

A provision for restoration is recognised in relation to the exploration and development activities for costs associated with the restoration of various sites. Estimates of the restoration obligations are based on anticipated technology and legal requirements and future costs. In determining the restoration provision, the Company has assumed no significant changes will occur in the relevant Federal and State legislation in relation to restoration in the future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

16.	ISSUED CAPITAL

A reconciliation of the movement in capital and reserves for the consolidated group can be found in the Statement of Changes in Equity.

	2015	2014	2013
	$	$	$

6,906,810,221 fully paid ordinary shares (2014: 3,426,402,505)	205,653,218	138,326,267	126,749,105

(a)	Ordinary shares

	2015	2014	2013
	No	No	No

At the beginning of the reporting year	3,426,402,505	2,955,495,084	2,385,447,312
Shares issued during the year
- Equity raising – Share Placement (i)	840,000,000	-	-
- Equity raising – Entitlement Offer (ii)	2,626,627,006	-	-
- Equity raising – Sophisticated Investors	-	80,000,000	-
- Equity raising – J.P. Morgan	-	161,290,323	-
- Shares issued to consultants (Note 21)	3,360,215	-	-
- Share Placement – BlackRock	-	-	293,004,848
- Share Placement – Pala Investment Holdings Limited	-	-	71,888,075
- Consideration to AREVA - project acquisition (Note 1 (ab)) (ii)	-	206,483,154	21,077,635
- Salary Sacrifice Scheme (iv)	1,419,282	5,051,997	-
- BlackRock facility fees	8,000,000	9,500,000	-
- Performance rights vested and converted to ordinary shares	-	-	13,500,000
- Employee incentive shares issued (Note 21)	1,000,000	8,581,947	15,368,966
- Shares issued on exercise of options	1,213	-	154,807,248
- Other shares issued	-	-	500,000
Total at the end of the year	6,906,810,221	3,426,402,505	2,955,495,084

(b)	Ordinary shares

	2015	2014	2013
	$	$	$

At the beginning of the reporting year	138,326,267	126,749,105	106,522,715
Shares issued during the year
- Equity raising – Share Placement (i)	16,800,000	-	-
- Equity raising – Entitlement Offer (ii)	52,533,241	-	-
- Equity raising – Sophisticated Investors	-	2,000,000	-
- Equity raising – J.P. Morgan	-	5,000,000	-
- Shares issued to consultants (Note 21)	80,645	-	-
- Share Placement – BlackRock	-	-	11,720,194
- Share Placement – Pala Investment Holdings Limited	-	-	2,875,523
- Consideration to AREVA - project acquisition (Note 1(ab)) (ii)	-	4,493,172	948,494
- Salary Sacrifice Scheme (iv)	27,000	133,215	-
- BlackRock facility fees	192,000	296,500	-
- Performance rights vested and converted to ordinary shares	-	-	717,500
- Employee incentive shares issued (Note 21)	21,000	236,879	523,662
- Shares issued on exercise of options	36	-	4,641,371
- Other shares issued	-	-	15,000
- Capital raising fees – equity facility agreement	(108,889)	(160,000)	(373,333)
- Capital raising fees – share-based payment	-	(40,000)	-
- Capital raising fees – other	(2,218,082)	(382,604)	(842,021)
Total at the end of the year	205,653,218	138,326,267	126,749,105

(i)

On 16 December 2014 the Company completed a $16.8 million Placement to Resource Capital Fund VI L.P. at $0.02 per share with one free attaching option exercisable at $0.05 on or before 31 December 2018 for every two new shares subscribed under the Placement. Refer to the Directors Report for further information.

(ii)

In February 2015, an Accelerated Renounceable Entitlement Offer was completed, raising $52.533 million at $0.02 per share, with one free attaching option exercisable at $0.05 on or before 31 December 2018 for every two new shares subscribed. Participants included Resource Capital Fund VI L.P, Pala Investments Ltd, BlackRock funds and JP Morgan AM UK. Refer to the Directors Report for further information.

(iii)

In December 2013, the company completed the acquisition of the South African uranium assets held by AREVA. Part consideration of the acquisition of US$4 million was settled on the completion date through the issue of 206,483,154 shares. Refer Note 1(x) for further information on assets acquired as part of this acquisition.

(iv)

On 28 August 2013 the Company announced that Directors and senior executives had adopted a salary sacrifice program (SSP). Under the terms of the SSP, a proportion of Directors fees and senior executive remuneration was paid as equity; PEN ordinary fully paid shares. These are included as part of Employee Benefits Expense in the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

(c)	Options and Performance Rights

The total number of options on issue at 30 June 2015 was 2,618,239,786. The options include 786,926,064 listed PENOC options on issue exercisable at 3 cents on or before 31 December 2015, 1,733,313,722 listed PENOD options on issue exercisable at 5 cents on or before 31 December 2018, 8,000,000 unlisted options exercisable at 4 cents on or before 31 December 2015 and 90,000,000 unlisted options exercisable at 8 cents on or before 31 December 2017.

The total number of Performance Rights on issue at 30 June 2015 was 183,000,000. There were 58,900,000 Class D Performance Rights, 62,000,000 Class E Performance Rights and 62,100,000 Class F Performance Rights. Refer to Note 21 for more details.

A reconciliation of the total options on issue as at 30 June 2015 is as follows:

	PENOC	PENOD	UNLISTED

At the beginning of the year	764,149,499	-	98,000,000
Issued during the year	22,777,778	1,733,313,722	-
Expired during the year	-	-	-
Exercised during the year	(1,213)	-	-
Total at the end of the year	786,926,064	1,733,313,722	98,000,000

For information relating to share options and performance rights issued to key management personnel during the financial year, refer to Note 21 Share Based Payments.

(d)	Capital Management

Management controls the capital of the consolidated group in order to maintain an appropriate debt to equity ratio and ensure that the consolidated group can fund its operations and continue as a going concern. The consolidated group currently has no long term debt and there are no externally imposed capital requirements.

Management effectively manages the consolidated group’s capital by assessing financial risks and adjusting its capital structure in response to changes in these risks and in the market. These responses include the management of debt levels, distributions to shareholders and share issues.

There have been no changes in the strategy adopted by management to control the capital of the consolidated group since the prior year.

17.	RESERVES

(a)	Share Based Payments Reserve

The share based payments reserve records items recognised as expenses on valuation of employee share options and performance rights.

(b)	Foreign Currency Translation Reserve

The foreign currency translation reserve records exchange differences arising on translation of foreign operations.

Refer to the Statement of Changes in Equity for a reconciliation of movements in the Share Based Payments Reserve and Foreign Currency Translation Reserve during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

18.	AUDITORS’ REMUNERATION

	2015	2014	2013
	$	$	$
Remuneration of the auditor of the parent entity for:
- Auditing or reviewing the financial report – Somes Cooke	54,000	62,000	56,500
- Other services – Somes Cooke	200	300	4,450
- Auditing or reviewing the financial report – BDO(a)	75,000	-	-
- Other services – BDO	79,132	17,226	-
Total auditors' remuneration	208,332	79,526	60,950

(a) Accrued fee for the 30 June 2015 audit performed by BDO. Refer to Note 20 for details of the change of auditor.

All non-audit services performed by BDO described above were performed prior to the appointment of BDO Audit (WA) Pty Ltd as the auditors of the Company.

19.	KEY MANAGEMENT PERSONNEL COMPENSATION

Names and positions held of consolidated and parent entity key management personnel in office at any time during the financial year are:

Key Management	Position
John Simpson	Managing Director / CEO
Warwick Grigor	Director (Non-Executive)
Neil Warburton	Director (Non-Executive)
John Harrison	Director (Non-Executive) (appointed 1 September 2014)
Evgenij Iorich	Director (Non-Executive) (appointed 2 February 2015)
Glenn Black	Chief Executive Officer – South Africa
David Coyne	Chief Financial Officer
Ralph Knode	Chief Executive Officer - Strata Energy Inc.
Jonathan Whyte	Company Secretary
Alfred Gillman	Director (Non-Executive) (retired 1 July 2015)

Refer to the Remuneration Report contained in the Report of the Directors for details of the remuneration paid or payable to each member of the consolidated group’s key management personnel for the year ended 30 June 2015.

The totals of remuneration paid to key management personnel of the Company and the consolidated group during the year are as follows:

	2015	2014	2013
	$	$	$

Short-term employee benefits	2,151,470	2,488,102	2,526,565
Post-employment benefits	52,282	41,226	19,453
Share-based payments	877,463	905,417	1,789,056
	3,081,215	3,434,745	4,335,074

20.	EVENTS AFTER THE REPORTING DATE

On 1 July 2015 the Company appointed Mr Richard Lockwood as Non-Executive Chairman.

On 17 July 2015 the MU1 wellfield data package was submitted to the WDEQ and the NRC for review and approval prior to the commencement of production.

On 3 August 2015 the Company appointed Mr Harrison Barker as a Non-Executive Director.

On 12 August 2015 ASIC consented to the resignation of the Company’s auditors, Somes Cooke. The reason for the change of auditor was due to the Company preparing an application for a secondary listing on the NYSE MKT. To register securities under the U.S Securities Exchange Act (1934) or under the U.S Securities Act (1933), a foreign private issuer such as Peninsula is subject to compliance with certain provisions of the Sarbanes-Oxley Act of 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

A provision within the Sarbanes-Oxley Act is a requirement that Peninsula’s auditor must be registered with the PCAOB and comply with the PCAOB’s audit standards. Somes Cooke is not registered with the PCAOB therefore the Board is required to appoint a PCAOB registered auditor to complete the registration process and to list on the NYSE MKT. BDO Audit (WA) Pty Ltd (BDO) are a PCAOB registered auditor and therefore meet the requirements of the Sarbanes Oxley Act.

On 25 August 2015, the Company despatched a Notice of Extraordinary Meeting to shareholders regarding a meeting to be held on 24 September 2015. One of the resolutions that shareholders are asked to approve at the meeting is a consolidation of the issued capital of the Company at a ratio of 40 to 1.

On 26 August 2015 we announced the entry into two new uranium concentrate purchase and sale agreements for the delivery of 1,935,000 lbs of uranium concentrate. Deliveries commence in 2016 and continue through to 2024. The agreements contain prices that are consistent with prices quoted by uranium industry commentators during the first half of the 2015 calendar year. Terms and conditions of the agreements reflect uranium industry norms.

On 7 December 2015 we announced the entry into a finance facility with Investec Bank Plc. The finance facility comprises a US$7.5 million overdraft facility and a US$7.5 million inventory finance facility. The term of the agreement is 2 years.

No other matters or circumstances have arisen since the end of the financial year which significantly affected or could significantly affect the operations of the consolidated group, the results of those operations, or the state of affairs of the consolidated group in future financial years.

21.	SHARE-BASED PAYMENTS

Share-based payment expenses for the year to 30 June 2015 comprises:

	2015	2014	2013
	$	$	$
			Restated
Employee incentive shares issued (i)	21,000	236,879	523,662
Performance Rights vested and converted to ordinary shares	-	-	717,500
Shares issued to consultants (ii)	80,645	-	-
Options issued under consulting agreement	-	45,000	65,000
Accrual for employee incentive shares (iii)	748,222	-	-
Performance Rights expensed (iv)	632,904	1,410,076	1,108,046
Total share-based payments expense	1,482,771	1,691,955	2,414,208

(i)	1,000,000 ordinary shares issued to employees under existing contracts during the period. Fair value of the shares issued was the market value on the date of issue.

(ii)	3,360,215 ordinary shares issued to consultants under existing contracts during the period. Fair value of the shares issued was the market value on the date of issue.

(iii)

28,777,778 ordinary shares were issued to employees and consultants on 17 July 2015 at both Peninsula Energy and Strata Energy for achievements relating to the successful financing in February 2015 and the completion of key permitting milestones. Issue of the shares was approved on 12 June 2015. Fair value of the shares issued was the market value on the date of issue.

(iv)

In previous financial years, 177,000,000 Class D, E and F Performance Rights were issued. Of these, 132,000,000 were issued to key management personnel. The Performance Rights are convertible into ordinary shares upon the satisfaction of various criteria which are set out in the Notice of Meeting released to the ASX on 27 October 2011. The fair value of the Performance Rights is being brought to account over their vesting periods. A further 6,000,000 Performance Rights were issued during the year to 30 June 2015. The following table sets out the assumptions made in determining the fair value of the Rights granted.

Performance Rights - Valuations and Assumptions

Tranche 1	Class D	Class E	Class F
Number issued	48,000,000	48,100,000	48,200,000
Effective grant date	28 Nov 2012	28 Nov 2012	28 Nov 2012
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	85%	85%	85%
Risk-free interest rate	2.72%	2.63%	2.63%
Exercise price	Nil	Nil	Nil
Expected life (years)	1.87	2.87	3.87
Share price on effective date of grant	$0.041	$0.041	$0.041
Fair value on effective date of grant	$0.021	$0.021	$0.022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

Tranche 2	Class D	Class E	Class F
Number issued	2,000,000	2,000,000	2,000,000
Effective grant date	27 Feb 2013	27 Feb 2013	27 Feb 2013
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	80%	80%	80%
Risk-free interest rate	2.63%	2.70%	2.74%
Exercise price	Nil	Nil	Nil
Expected life (years)	1.62	2.62	3.62
Share price on effective date of grant	$0.032	$0.032	$0.032
Fair value on effective date of grant	$0.012	$0.012	$0.013

Tranche 3	Class D	Class E	Class F
Number issued	4,900,000	4,900,000	4,900,000
Effective grant date	29 May 2013	29 May 2013	29 May 2013
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	80%	80%	80%
Risk-free interest rate	2.56%	2.59%	2.67%
Exercise price	Nil	Nil	Nil
Expected life (years)	1.38	2.38	3.38
Share price on effective date of grant	$0.024	$0.024	$0.024
Fair value on effective date of grant	$0.005	$0.006	$0.008

Tranche 4	Class D	Class E	Class F
Number issued	4,000,000	4,000,000	4,000,000
Effective grant date	21 Jun 2013	21 Jun 2013	21 Jun 2013
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	80%	80%	80%
Risk-free interest rate	2.55%	2.70%	2.83%
Exercise price	Nil	Nil	Nil
Expected life (years)	1.31	2.31	3.31
Share price on effective date of grant	$0.025	$0.025	$0.025
Fair value on effective date of grant	$0.005	$0.007	$0.008

Tranche 5	Class D	Class E	Class F
Number issued	-	3,000,000	3,000,000
Effective grant date	-	28 Nov 2014	28 Nov 2014
Dividend yield	-	0.00%	0.00%
Expected volatility	-	70%	70%
Risk-free interest rate	-	2.48%	2.41%
Exercise price	-	Nil	Nil
Expected life (years)	-	0.87	1.88
Share price on effective date of grant	-	$0.021	$0.021
Fair value on effective date of grant	-	$0.0002	$0.0011

All Performance Rights granted to key management personnel are convertible into ordinary shares in Peninsula Energy Limited upon the achievement of performance hurdles, which confer a right of one ordinary share for every Performance Right held. Class D Performance Rights shall vest and convert to shares when the price of the Company’s shares as traded on the ASX is at least 8 cents or more for 30 consecutive trading days and expire on 13 October 2015. Class E Performance Rights shall vest and convert to shares when the price of the Company’s shares as traded on the ASX is at least 12 cents or more for 30 consecutive trading days and expire on 13 October 2015. Class F Performance Rights shall vest and convert to shares when the price of the Company’s shares as traded on the ASX is at least 16 cents or more for 30 consecutive trading days and expire on 13 October 2016.

All equity transactions with specified directors and specified executives have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

Performance Rights on issue are as follows:

Grant Date	Class	Granted	Vested as at 30 June 2015	Converted to Ordinary Shares to 30 June 2015	Lapsed to 30 June 2015	Balance at 30 June 2015
28 November 2012	D	48,000,000	-	-	-	48,000,000
27 February 2014	D	2,000,000	-	-	-	2,000,000
29 May 2013	D	4,900,000	-	-	-	4,900,000
21 June 2013	D	4,000,000	-	-	-	4,000,000
28 November 2012	E	48,100,000	-	-	-	48,100,000
27 February 2013	E	2,000,000	-	-	-	2,000,000
29 May 2013	E	4,900,000	-	-	-	4,900,000
21 June 2013	E	4,000,000	-	-	-	4,000,000
28 November 2014	E	3,000,000	-	-	-	3,000,000
28 November 2012	F	48,200,000	-	-	-	48,200,000
27 February 2013	F	2,000,000	-	-	-	2,000,000
29 May 2013	F	4,900,000	-	-	-	4,900,000
21 June 2013	F	4,000,000	-	-	-	4,000,000
28 November 2014	F	3,000,000	-	-	-	3,000,000

Total		183,000,000	-	-	-	183,000,000

* Note: Various Performance Rights previously issued were cancelled on 17 July 2015 and 4 August 2015. A total of 107,700,000 Performance Rights were cancelled.

22.	LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted earnings per share:

(a)	Reconciliation of earnings to loss

	2015	2014	2013
	$	$	$
		Restated	Restated
Loss	(5,345,215)	(6,518,326)	(14,908,467)
Earnings used to calculate basic and dilutive EPS	(5,345,215)	(6,518,326)	(14,908,467)

(b)	Weighted average number of ordinary shares outstanding during the year

	2015	2014	2013

	No.	No.	No.
Weighted average number of ordinary shares used in calculating basic and dilutive EPS	5,026,013,111	3,167,628,153	2,760,557,302

All options on issue (Note 16) are considered anti-dilutive and thus have not been included in the calculation of diluted loss per share. These options could potentially dilute earnings per share in the future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

23.	CAPITAL, LEASING AND DELIVERY COMMITMENTS

(a)	Exploration Tenement Leases

	Consolidated Group
	2015	2014	2013
	$	$	$
Payable – Exploration Tenement Leases (not later than one year)	1,346,176	1,645,609	1,230,946

The consolidated group has certain obligations with respect to mining tenements and minimum expenditure requirements on areas held. For exploration licence expenditures, commitments are only expected for the following year. Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated.

(b)	Capital Commitments

Payable – Equipment Items (not later than one year)	13,726,420	701,323	-

As part of the construction of the CPP, Strata has capital commitments to the building contractor, Trec Inc.

(c)	Office Building Lease

Payable – Commercial Lease (not later than one year)	279,248	279,248	216,288
Payable – Commercial Lease (later than one year and not later than five years)	605,037	951,283	-
	884,285	1,230,531	216,288

On 8 August 2014, Peninsula completed a sale and lease back agreement of its Head Office premises in Perth. The lease agreement is for a term of 5 years on standard commercial terms.

(d)	Photocopier Lease

Payable –Operating Lease (not later than one year)	1,157	6,944	6,944

(e)	Mobile Equipment Leases

Payable –Operating Lease (not later than one year)	92,756	-	-

(f)	U3O8 Delivery Commitments

Under a contract entered into in February 2011, Peninsula has commitments to deliver approximately 1.0m lbs of U3O8 in aggregate commencing in 2016 and concluding in 2020. This existing contract has a weighted average price (WAP) of US$73-$75 per pound.

Under a contract entered into in December 2014, Peninsula has commitments to deliver up to 912,500 lbs of U3O8 between 2016 and 2024. The base price for the contract is consistent with the Term contract price reported by uranium industry commentators (UxC and TradeTech) during November 2014. Escalation is applied to the base price on a quarterly basis over the term of the contract, commencing in the first quarter of calendar year 2015.

24.	FINANCIAL RISK MANAGEMENT

The consolidated group’s financial instruments consist mainly of deposits with banks, local money market instruments, short-term investments and accounts receivable and payable, notes issued to debt providers, loans to subsidiaries, bills and leases.

Financial Risk Management Policies

The consolidated group manages its exposure to a variety of financial risks, market risk (including currency risk, commodity price risk and interest rate risk), credit risk, liquidity risk and cash flow interest rate risk in accordance with the Audit and Risk Management Committee Charter and specific approved group policies. These policies are developed in accordance with the consolidated group’s operational requirements. The consolidated group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessment of prevailing and forecast interest rates and foreign exchange rates. The consolidated group manages credit risk by only dealing with recognised, creditworthy third parties and liquidity risk is managed through the budgeting and forecasting process.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

Specific Financial Risk Exposures and Management

The main risks the consolidated group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk, credit risk and equity price risk.

(a)	Credit Risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the consolidated group.

Credit risk is managed through the maintenance of procedures (such procedures include the utilisation of systems for approval, granting and removal of credit limits, regular monitoring of exposures against such limits and monitoring the financial stability of significant customers and counterparties), ensuring to the extent possible, that customers and counterparties to transactions are of sound credit worthiness. Such monitoring is used in assessing receivables for impairment. Credit terms are generally 30 days from invoice date.

Risk is also minimised by investing surplus funds in financial institutions that maintain a high credit rating.

Credit Risk Exposures

The maximum exposure to credit risk by class of recognised financial assets at the reporting date, excluding the value of any collateral or other security held, is equivalent to the carrying value and classification of those financial assets (net of any provisions) as presented in the statement of financial position.

The consolidated group has no significant concentration of credit risk with any single counterparty or group of counterparties. However, on a geographical basis, the consolidated group has significant credit risk exposures to the United States, South Africa and Australia given the substantial operations in those regions. Details with respect to credit risk of Trade and Other Receivables are provided in Note 6. Trade and other receivables that are neither past due or impaired are considered to be of high credit quality. Aggregates of such amounts are as detailed in Note 6.

Credit risk related to balances with banks and other financial institutions are managed in accordance with approved Board policy. The consolidated group’s current investment policy is aimed at maximising the return on surplus cash, with the aim of outperforming the benchmark within acceptable levels of risk return exposure and to mitigate the credit and liquidity risks that the consolidated group is exposed to through investment activities.

The following table provides information regarding the credit risk relating to cash and money market securities based on Standard and Poor’s counterparty credit ratings.

	2015	2014	2013
	$	$	$
		Restated	Restated
Cash and Cash Equivalents
- A Rated	32,644,734	7,027,753	4,013,531
- A Rated – Restricted Cash	-	10,123,626	24,054,580
- Unrated	-	-	1,171,229
	32,644,734	17,151,379	29,239,340

(b)	Liquidity Risk

Liquidity risk arises from the possibility that the consolidated group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The consolidated group manages liquidity risk by maintaining sufficient cash or credit facilities to meet the operating requirements of the business and investing excess funds in highly liquid short term investments. The consolidated group’s liquidity needs can be met through a variety of sources, including the issue of equity instruments and short or long term borrowings.

Alternative sources of funding in the future could include project debt financing and equity raisings, and future operating cash flow. These alternatives will be evaluated to determine the optimal mix of capital resources.

The following table details the consolidated group’s non-derivative financial instruments according to their contractual maturities. The amounts disclosed are based on contractual undiscounted cash flows. Cash flows realised from financial assets reflect management’s expectation as to the timing of realisation. Actual timing may therefore differ from that disclosed. The timing of cash flows presented in the table to settle financial liabilities reflects the earliest contractual settlement dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

Financial Asset and Financial Liability Maturity Analysis

	Within 1 Year			1-5 Years			Over 5 Years			Totals
Financial Assets	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013

Cash assets & cash equivalents	32,644,734	7,027,753	5,184,760	-	-	-	-	-	-	32,644,734	7,027,753	5,184,760
Restricted Cash	-	10,123,753	24,054,580	-	-	-	-	-	-	-	10,123,753	24,054,580
Trade and other receivables	3,752,133	3,356,330	6,773,259	-	-	-	-	-	-	-	10,123,753	6,773,259
Other financial assets	-	-	-	3,806	1,088	3,263	-	-	-	3,806	1,088	3,263

Total Financial Assets	36,396,867	20,507,709	36,012,599	3,806	1,088	3,263	-	-	-	36,400,673	20,508,797	36,015,862

Financial Liabilities

Trade and other payables	3,703,926	838,601	1,294,520	-	-	-	-	-	-	3,703,926	838,601	1,294,520
Borrowings	266,104	23,394,034	24,959,952	916,775	795,730	676,335	257,875	242,630	-	1,440,754	24,432,794	25,636,287

Total Financial Liabilities	3,970,030	24,233,034	26,273,319	916,775	795,730	676,335	257,875	242,630	-	5,144,680	25,271,395	26,930,807

(c)	Market Risk

(i)	Interest Rate Risk

Exposure to interest rate risk arises on financial assets and financial liabilities recognised at the end of the reporting period whereby a future change in interest rates will affect future cash flows or the fair value of fixed rate financial instruments. The consolidated group does not use derivatives to mitigate these exposures.

At the reporting date, the details of outstanding contracts are as follows:

	Effective Average Fixed Interest Rate
	2015	2014	2013	2015	2014	2013
Maturity of Amounts	%	%	%	$	$	$
Less than 1 year	1.33	1.66	3.07	28,316,829	7,959,909	7,276,930
1 to 2 years	-	-	-	-	-	-
2 to 5 years	-	-	-	-	-	-
Total Financial Assets				28,316,829	7,959,909	7,276,930

	2015	2014	2013	2015	2014	2013
Maturity of Amounts	%	%	%	$	$	$
Less than 1 year	6.70	6.20	7.32	266,104	188,019	2,805,000
1 to 2 years	6.90	5.81	6.52	916,775	795,730	676,335
2 to 5 years	3.75	3.75	-	257,875	242,631	-
Total Financial Liabilities*				1,440,754	1,226,380	3,481,335

* Total excludes BlackRock Notes.

Interest Rate Risk - BlackRock Notes
	2015	2014	2013	2015	2014	2013
Maturity of Amounts	%	%	%	$	$	$
Less than 1 year	-	22.30	-	-	23,206,414	-
1 to 2 years	-	-	11.00	-	-	24,054,580
2 to 5 years	-	-	-	-	-	-
Total Notes Financial Liability				-	23,206,414	24,054,580

On 10 December 2012, Peninsula announced that it had executed a series of definitive agreements with funds managed by BlackRock Financial Management, Inc. providing for the issuance of US$22 million in senior secured notes.

On 22 December 2014, the amount drawn under the notes issued by BlackRock funds was repaid in full and all notes on issue were redeemed in full on this date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

(ii)	Foreign Exchange Risk

The consolidated group is exposed to fluctuations in foreign currencies arising from the purchase of goods and services in currencies other than the consolidated group’s measurement currency. Any exposure to movements in US dollar currency is mitigated through the maintenance of a US dollar (USD) denominated position. The consolidated group has no hedging contracts in place as at the date of this report.

The carrying amount of the consolidated group’s USD denominated financial assets and financial liabilities at the reporting date are disclosed below. A 10.00% strengthening of the Australian dollar (AUD) against the USD at 30 June 2015 would have impacted equity and loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2014.

	Currency	2015	2014	2013
		$	$	$
Exchange rate at reporting date		0.7655	0.9419	0.9133

Financial Assets
Cash & cash equivalents	AUD	30,002,591	3,094,268	107,943
	USD	22,966,983	2,914,491	98,584
Trade and other receivables	AUD	2,510,358	2,344,623	3,734,937
	USD	1,921,679	2,208,400	3,411,118

Financial Liabilities
Trade and other payables	AUD	2,823,560	539,086	696,464
	USD	2,161,435	507,765	636,081
Borrowings	AUD	1,182,879	24,190,163	22,831,287
	USD	905,494	22,784,715	20,851,814

Net Financial Assets / (Liabilities)	AUD	28,506,510	(19,290,358)	(19,684,871)
	USD	21,821,733	(18,169,588)	(17,978,193)

10% strengthening of the AUD against the USD:
- effect on equity		(2,850,651)	1,929,036	1,968,487
- effect on loss before tax		-	-	-

A 10% weakening of the AUD against the USD at 30 June 2015 would have had the equal but opposite effect on the amounts shown above, on the basis that all other variables remain constant.

(iii)	Price Risk

Price risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices largely due to demand and supply factors of commodities. The consolidated group is also exposed to securities price risk on investments held for trading or for medium or longer terms. The value of the consolidated group’s investments, as detailed in Note 8, is not material enough to be considered a risk at the reporting date.

Fair Value

Fair values are those amounts at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values may be based on information that is estimated or subject to judgement, where changes in assumptions may have a material impact on the amounts estimated. Areas of judgement and the assumptions have been detailed below. Where possible, valuation information used to calculate fair value is extracted from the market, with more reliable information available from markets that are actively traded. In this regard, fair values for listed securities are obtained from quoted market prices. Where securities are unlisted and no market quotes are available, fair value is obtained using discounted cash flow analysis and other valuation techniques commonly used by market participants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

•	Cash and short-term investments – the carrying amount approximates fair value because of their short term to maturity;

•	Trade receivables and trade creditors – the carrying amount approximates fair value;

•

Listed investments: for financial instruments traded in organised financial markets, fair value is the current quoted market bid price for an asset adjusted for transaction costs necessary to realise the asset; and

•	Other assets and liabilities approximate their carrying value.

•	The fair value of non-current borrowings as disclosed in Note 14 approximately equals the carrying value.

No financial assets and financial liabilities are readily traded on organised markets in standardised form other than listed investments.

Financial Instruments Measured at Fair Value

The financial instruments recognised at fair value in the statement of financial position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consists of the following levels:

•	Quoted prices in active markets for identical assets or liabilities (Level 1);

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair value of the financial instruments as well as the methods used to estimate the fair value are summarised in the table below:

2015

	Level 1	Level 2	Level 3	Total
Financial Assets	$	$	$	$
Available-for-sale financial assets:
- Listed investments	3,806	-	-	3,806
Total Financial Assets	3,806	-	-	3,806

2014

	Level 1	Level 2	Level 3	Total
Financial Assets	$	$	$	$
Available-for-sale financial assets:
- Listed investments	1,088	-	-	1,088
Total Financial Assets	1,088	-	-	1,088

2013

	Level 1	Level 2	Level 3	Total
Financial Assets	$	$	$	$
Available-for-sale financial assets:
- Listed investments	3,263	-	-	3,263
Total Financial Assets	3,263	-	-	3,263

Included in Level 1 of the hierarchy are listed investments. The fair value of these financial assets have been based on the closing quoted bid prices at reporting date, excluding transaction costs.

25.	RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transactions with related parties:

Ultimate Parent Entity

Peninsula Energy Limited is the ultimate parent entity. The parent entity has related party transactions with its subsidiaries whereby the parent funds exploration, evaluation and development expenses, and general and administrative expenses incurred by its subsidiaries. These expenses are charged to the subsidiaries through inter-company loans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

Service Agreements

Peninsula Energy Limited charged its wholly owned subsidiaries, Tasman Pacific Minerals Limited and Strata Energy Inc, a management fee for the provision of corporate, financial management, administration and other services during the year. The total management fee charged was $3,487,887 (2014: $3,941,769).

Peninsula Energy Limited charged a related party with a director in common, Indus Energy NL, for the provision of financial management and administrative functions totalling $48,000 for the year ended 30 June 2015.

26.	OPERATING SEGMENTS

The consolidated group has identified its operating segments based on internal reports that are reviewed and used by the Board of Directors and Managing Director / CEO (chief operating decision makers) in assessing performance and determining the allocation of resources. Segments are identified on the basis of area of interest. Financial information about each segment is provided to the chief operating decision makers on at least a monthly basis.

The consolidated group has three reportable operating segments as follows:

•	Lance Uranium Projects, Wyoming USA;
•	Karoo Uranium Projects, South Africa; and
•	Corporate/Other.

Basis of accounting for purposes of reporting by operating segments

(a)	Accounting policies adopted

Unless otherwise stated, all amounts reported to the Board of Directors and Managing Director / CEO, being the chief decision makers with respect to operating segments, are determined in accordance with accounting policies that are consistent to those adopted in the annual financial statements of the consolidated group.

(b)	Inter-segment transactions

Corporate charges are allocated to reporting segments based on an estimation of the likely consumption of certain head office expenditure that should be used in assessing segment performance.

(c)	Segment assets

Where an asset is used across multiple segments, the asset is allocated to that segment that receives the majority asset economic value from that asset. In the majority of instances, segment assets are clearly identifiable on the basis of their nature and physical location.

(d)	Segment liabilities

Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of that segment. Borrowings and tax liabilities are generally considered to relate to the consolidated group as a whole and are not allocated. Segment liabilities include trade and other payables.

(e)	Unallocated items

The following items of revenue, expenditure, assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

•	Net gains on disposal of available-for-sale financial investments;
•	Impairment of assets and other non-recurring items of revenue and expense;
•	Other financial liabilities; and
•	Retirement benefit obligations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

	Lance Projects	Karoo Projects	Corporate/
	Wyoming, USA	South Africa	Other	Total
30 June 2015	$	$	$	$

Revenue
External sales	-	-	48,000	48,000
Inter-segment sales	-	-	3,487,887	3,487,887
Inter-segment interest	-	-	2,388,709	2,388,709
Interest revenue	11,237	255	173,352	184,844
Total Segment Revenue	11,237	255	6,097,948	6,109,440
Inter-segment elimination	-	-	(5,876,596)	(5,876,596)
Total Segment Revenue	11,237	255	221,352	232,844

Expenses
Depreciation and amortisation	(226,332)	(4,272)	(12,660)	(243,264)
Allocated Segment Expenses	(226,332)	(4,272)	(12,660)	(243,264)
Unallocated
Employee benefits expense	-	-	-	(2,327,746)
General and administrative expenses	-	-	-	(1,493,140)
Professional fees	-	-	-	(921,806)
Finance costs	-	-	-	(780,863)
Share-based payments	-	-	-	(1,482,771)
Interest expense	-	-	-	(49)
Sale of fixed assets gain/(loss)	-	-	-	(12,265)
Foreign exchange gain/(loss)	-	-	-	1,731,067
Capitalised costs written off	-	-	-	(47,222)
Loss after income tax	-	-	-	(5,345,215)

Segment Assets
Exploration & evaluation	-	11,808,698	-	11,808,698
Development	119,867,014	-	-	119,867,014
Property, plant and equipment	10,017,594	7,110,573	40,946	17,169,113
Cash and cash equivalents	1,025,642	182,245	31,436,847	32,644,734
Trade and other receivables	2,510,358	366,795	874,980	3,752,133
Other financial assets	-	-	3,806	3,806
Total Assets	133,420,608	19,468,311	32,356,579	185,245,498

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

	Lance Projects	Karoo Projects	Corporate/
	Wyoming, USA	South Africa	Other	Total
30 June 2014 - Restated	$	$	$

Revenue
External sales	-	-	72,000	72,000
Inter-segment sales	-	-	3,941,769	3,941,769
Inter-segment interest	-	-	2,543,980	2,543,980
Interest revenue	11,051	402	100,447	111,900
Total Segment Revenue	11,051	402	6,658,196	6,669,649
Inter-segment elimination	-	-	(6,485,749)	(6,485,749)
Total Segment Revenue	11,051	402	172,447	183,900

Expenses
Depreciation and amortisation	(183,710)	(5,377)	(25,010)	(214,097)
Allocated Segment Expenses	(183,710)	(5,377)	(25,010)	(214,097)
Unallocated
Employee benefits expense	-	-	-	(2,998,975)
Other share-based payments	-	-	-	(1,691,955)
Interest expense	-	-	-	(19,108)
General and administrative expenses	-	-	-	(1,461,082)
Professional fees	-	-	-	(527,011)
Sale of fixed assets gain/(loss)	-	-	-	329,418
Foreign exchange gain/(loss)	-	-	-	(48,107)
Impairment expense	-	-	-	(71,309)
Loss after income tax	-	-	-	(6,518,326)

Segment Assets - Restated
Exploration & evaluation	-	9,820,327	-	9,820,327
Development	79,519,800	-	-	79,519,800
Property, plant and equipment	4,694,094	6,694,291	54,970	11,443,355
Cash and cash equivalents	3,094,268	17,835	3,915,650	7,027,753
Restricted cash and cash equivalents	10,123,626	-	-	10,123,626
Trade and other receivables	2,344,623	311,217	700,490	3,356,330
Other financial assets	-	-	1,088	1,088
Total Assets - Restated	99,776,411	16,843,670	4,672,198	121,292,279

	Lance Projects	Karoo Projects	Corporate/
	Wyoming, USA	South Africa	Other	Total
30 June 2013 - Restated	$	$	$

Revenue
External sales	-	-	-	-
Inter-segment sales	-	-	3,834,130	3,834,130
Inter-segment interest	-	-	-	-
Interest revenue	3,382	1,103	382,168	386,653
Total Segment Revenue	3,382	1,103	4,216,298	4,220,783
Inter-segment elimination	-	-	(3,834,130)	(3,834,130)
Total Segment Revenue	3,382	1,103	382,168	386,653

Expenses
Employee benefits expense	(954,081)	(196,128)	(2,939,122)	(4,089,331)
Depreciation and amortisation	(168,251)	(1,798)	(144,340)	(314,389)
Allocated Segment Expenses	(1,122,332)	(197,926)	(3,083,462)	(4,403,720)
Unallocated
Professional fees	-	-	-	(1,531,156)
Share-based payments expense	-	-	-	(2,414,208)
Interest expense	-	-	-	(2,554,792)
General and administrative expenses	-	-	-	(2,304,387)
Foreign exchange gain/(loss)	-	-	-	3,710
Impairment expense	-	-	-	(2,090,567)
Loss after income tax	-	-	-	(14,908,467)

Segment Assets - Restated
Exploration & evaluation	-	9,003,616	-	9,003,616
Development	66,306,927	-	-	66,306,927
Property, plant and equipment	2,715,229	27,283	2,380,877	5,123,389
Cash and cash equivalents	107,955	90,801	4,986,004	5,184,760
Restricted cash and cash equivalents	24,054,580	-	-	24,054,580
Trade and other receivables	3,734,937	26,358	3,960,458	7,721,753
Other financial assets	-	-	3,263	3,263
Total Assets - Restated	72,865,048	9,233,504	11,330,602	117,398,288

27.	CONTINGENT LIABILITIES

In December 2013, the Company completed the acquisition of the South African uranium assets held by AREVA. As part of the commercial arrangements, an additional amount of US$45 million is to be paid to AREVA at the time that at least 50% of project development funding is secured. If 50% of project development funding is not secured within 25 years, no additional contingent payment is liable to be made. In order to achieve at least 50% of project development funding, additional exploration and delineation drilling is required, a bankable feasibility study needs to be completed and a mineral reserve to support the first five to seven years of mining operations is required. Until these activities are completed, it is improbable that this additional payment is required.

The Board is not aware of any other circumstances or information which leads them to believe there are any other material contingent liabilities outstanding as at 30 June 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2015

28.	PARENT ENTITY INFORMATION

	2015	2014	2013
	$	$	$
		Restated	Restated
Current assets	32,300,912	4,598,437	7,996,971
Total assets	179,051,108	121,034,969	107,620,154
Current liabilities	831,563	310,004	3,194,361
Total liabilities	831,563	310,004	3,194,361

Issued capital	205,653,218	138,326,267	126,749,105
Accumulated losses	(40,948,787)	(29,629,401)	(32,172,909)
Share-based payment reserve	13,009,388	11,522,373	-
Foreign currency translation reserve	505,726	505,726	-
Option reserve	-	-	9,849,297
Total equity	178,219,545	120,724,965	104,425,793
Profit/(loss) of parent entity	(11,319,386)	2,783,572	(6,915,923)
Other comprehensive income	-	-	-
Total comprehensive profit/(loss) of the parent entity	(11,319,386)	2,783,572	(6,915,923)

29.	RETIREMENT BENEFIT OBLIGATIONS

(a)	Superannuation

The parent contributes to a non-company sponsored or controlled superannuation fund. Contributions are made to an accumulation fund and are at least the minimum required by law. There is no reason to believe that funds would not be sufficient to pay benefits as vested in the event of termination of the fund on termination of employment of each employee.

30.	CASH FLOW INFORMATION

(a)	Reconciliation of cash flow from operations with loss after income tax

	2015	2014	2013
	$	$	$
		Restated	Restated
Loss after income tax	(5,345,215)	(6,518,326)	(14,908,467)

Non-cash flows in loss:
Sale of fixed assets (gain)/loss	12,265	(329,418)	-
Depreciation	243,264	214,097	314,389
Impairment expense	-	71,309	2,090,567
Capitalised costs written off	47,222	-	-
Share-based payments expense	1,482,771	1,691,955	2,414,208
Salary Sacrifice Shares	27,000	133,215	-
Change in assets and liabilities
Decrease/(increase) in trade and other receivables relating to operating activities	(117,303)	-	(1,843,173)
(Decrease)/increase in trade and other payables	1,269,828	(456,045)	(1,107,355)
Increase in provisions relating to operating activities	31,040	15,858	1,422
Movement in trade and other payables relating to investment activities	(2,533,008)	277,988	3,028,264
Cash flow from operations	(4,882,136)	(4,899,367)	(10,010,145)

(b)	Acquisition and disposal of entities

During the financial year the group did not acquire or dispose of any entities that materially affected cash flows.

(c)	Non cash investing and financing activities

During the financial year, Peninsula made a number of share-based payments, which are outlined at Note 16.

DIRECTORS’ DECLARATION FOR THE YEAR ENDED 30 JUNE 2015

In accordance with a resolution of the Board of Directors, I state that:

In the opinion of the Directors:

(1)	(a)

the consolidated financial statements, comprising the consolidated statement of profit or loss and other comprehensive income, consolidated statement of financial position, consolidated statement of cash flows, consolidated statement of changes in equity, and accompanying notes are in accordance with the Corporations Act 2001, including:

		(i)	giving a true and fair view of the consolidated group’s financial position at 30 June 2015 performance for the year ended on that date;

		(ii)	complying with Accounting Standards and Corporations Regulations 2001; and

		(iii)	other mandatory professional reporting requirements.

	(b)	there are reasonable grounds to believe that the consolidated group will be able to pay its debts as and when they become due and payable; and

	(c)	the audited remuneration disclosures set out in the Remuneration Report of the Directors’ Report for the year ended 30 June 2015 comply with section 300A of the Corporations Act 2001

(2)

This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 for the financial year ending 30 June 2015.

(3)	The consolidated group has included in the notes to the consolidated financial statements and explicit and unreserved statement of compliance with International Financial Reporting Standards.

On behalf of the Board

John Simpson
Managing Director / CEO

Perth, 29 January 2016